Exhibit 99.1

Supplement dated 22 June 2022

to the Company Description dated 21 June 2022

(incorporated in Luxembourg as a limited liability company)

This supplement (the “Supplement”) to the Company Description, dated 21 June 2022 (together “Company Description”), has been prepared by Alvotech, a public limited liability company (société anonyme), incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B258884. In Iceland the Company is registered with the Icelandic reg. no. 671221-9740, in relation to the listing of common shares, issued by the Company’s First North Iceland.

The Supplement has been prepared solely in connection to the filing of Form 20-F with the U.S. Securities and Exchange Commission (“SEC”), and is with this Supplement incorporated by reference into the Company Description and is supplemental to, forms part of and must be read and construed in conjunction with, the Company Description, prepared solely in connection with the listing of the Shares on First North Iceland and does not constitute a prospectus under Act, no. 14/2020, on prospectus for securities when offered to the public or admitted to trading on a regulated market, nor Regulation (EU) 2017/1129 of the European Parliament and of the Council. This Supplement and the Company Description are available on the Company’s website, www.investors.alvotech.com

1.	New Section “Form 20-F as filed with SEC”

A new section number 11 entitled “The Form 20-F as filed with SEC” shall be inserted after Section 10 entitled

“The Registration Statement” into the Company Description with the following wording:

1.	The Form 20-F as filed with SEC

Terms given a defined meaning in the Company Description shall, unless the context otherwise requires, have the same meaning when used in this Supplement. To the extent that there is any inconsistency between a) any statement in this Supplement or any statement incorporated by reference into the Company Description by this Supplement and b) any other statement in or incorporated by reference into the Company Description, the statements referred to in a) above shall prevail.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: June 15, 2022

Commission File Number: 001-41421

ALVOTECH

(Exact name of Registrant as specified in its charter)

Not applicable	Grand Duchy of Luxembourg
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive offices)

Mark Levick

Sæmundargata 15-19, 102

Reykjavík, Iceland

+354 422 4500

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	ALVO	Nasdaq Stock Market LLC
Warrants	ALVOW	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 243,649,505 ordinary shares and 10,916,667 warrants to purchase ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board ®	☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item17  ☐    Item18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Unless otherwise stated or unless the context otherwise requires, references to “TopCo” or “Company” are to the registrant named “Alvotech”, previously known as Alvotech Lux Holdings S.A.S. and its subsidiaries after the consummation of the Business Combination (the “Closing”), whereas references to “Alvotech” are to Alvotech Holdings S.A. and its subsidiaries prior to the Closing and to TopCo and its subsidiaries after the Closing, and references to “OACB” contained herein refer to Oaktree Acquisition Corp. II, a Cayman Island exempted company. Forward-looking statements in this Report may include, for example, statements about:

•	the benefits of the Business Combination;

•	Alvotech’s financial performance following the Business Combination;

•	the ability to maintain the listing of the Ordinary Shares or Warrants on The Nasdaq Stock Market LLC and Nasdaq First North Growth Market;

•	changes in Alvotech’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•	Alvotech’s strategic advantages and the impact those advantages will have on future financial and operational results;

•	Alvotech’s expansion plans and opportunities;

•	Alvotech’s ability to grow its business in a cost-effective manner;

•	the implementation, market acceptance and success of Alvotech’s business model;

•	developments and projections relating to Alvotech’s competitors and industry, including the estimated growth of the industry;

•	Alvotech’s approach and goals with respect to technology;

•	Alvotech’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•	the impact of the COVID-19 pandemic on Alvotech’s business;

•	changes in applicable laws or regulations;

•	the outcome of any known and unknown litigation and regulatory proceedings, including legal proceedings, directly or through its partners, adverse to AbbVie;

•	Alvotech’s ability to obtain and maintain regulatory approval for its product candidates of the U.S. Food and Drug Administration, European Commission and comparable national or regional authorities;

•	Alvotech’s ability to comply with all applicable laws and regulations;

•	Alvotech’s ability to successfully launch its products in certain markets after obtaining regulatory approval for such market;

•	Alvotech’s estimates of expenses and profitability;

•	Alvotech’s ability to identify and successfully develop new product candidates;

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•	Alvotech’s relationship with third party providers for clinical and non-clincial studies, supplies, and manufacturing of its products;

•	Alvotech’s ability to manage its manufacturing risks; and

•	Alvotech’s relationship with partners for the commercialization of its product candidates.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding to invest in our securities. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the outcome of any legal proceedings that may be instituted against OACB, TopCo, or Alvotech following the Closing;

•	the outcome of any legal or regulatory proceedings;

•	the ability to maintain the listing of Ordinary Shares on The Nasdaq Stock Market LLC and Nasdaq First North Growth Market following the Closing;

•	the risk that the consummation of the Business Combination and related transactions disrupts current plans and operations of Alvotech;

•

our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Alvotech to grow and manage growth profitability;

•	changes in applicable laws or regulations;

•	the effects of the COVID-19 pandemic on Alvotech’s business;

•	the inherent uncertainty of projected financial information with respect to OACB or Alvotech, and the possibility that the assumption underlying such projects ultimately prove incorrect;

•	the effects of competition on Alvotech’s future business;

•	Alvotech’s position in the market against current and future competitors;

•	Alvotech’s expansion into new products, services, technologies or geographic regions;

•	the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities and to continue as a going concern;

•	the risk of downturns and the possibility of rapid change in the highly competitive industry in which Alvotech operates;

•

the risk that Alvotech and its current and future commercial partners are unable to successfully develop, seek marketing approval for, and commercialize Alvotech’s products or services, or experience significant delays in doing so;

•	the risk that Alvotech may never achieve or sustain profitability;

•	the risk that Alvotech will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

•	the risk that Alvotech experiences difficulties in managing its growth and expanding operations;

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•

the risk that Alvotech has identified a material weakness in its internal control over financial reporting which, if not corrected, could affect the reliability of the Combined Company’s financial statements;

•	the risk that Alvotech is unable to secure or protect its intellectual property;

•	the risk that estimated growth of the industry does not occur, or does not occur at the rates or timing Alvotech has assumed based on third-party estimates and on its own internal analyses; and

•	the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors.

The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors ” of Amendment No. 6 of the Company’s Registration Statement on Form F-4 (333-261773) filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2022 (the “Form F-4”), which are incorporated by reference into this Report.

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EXPLANATORY NOTE

On June 15, 2022, the Company (as defined below) consummated the transactions contemplated by that previously announced Business Combination Agreement dated as of December 7, 2021, by and among OACB, Alvotech and TopCo. Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement. Pursuant to the Business Combination Agreement:

•

at the First Merger Effective Time, OACB merged with and into TopCo, whereby (i) all of the outstanding shares of OACB were exchanged for Ordinary Shares on a one-for-one basis, pursuant to a share capital increase of TopCo, and (ii) all of the outstanding OACB Warrants automatically ceased to represent a right to acquire shares of OACB and automatically represented a right to be issued one TopCo Ordinary Share on substantially the same contractual terms and conditions as were in effect immediately prior to the First Merger Effective Time under the terms of the Warrant Agreement, with TopCo as the surviving company in the merger;

•

immediately after the effectiveness of the First Merger but prior to the Conversion, TopCo redeemed and cancelled the shares held by the initial sole shareholder of TopCo pursuant to a share capital reduction of TopCo;

•

immediately after the effectiveness of the First Merger and the Redemption, the legal form of TopCo changed from a simplified joint stock company (société par actions simplifiée) to a public limited liability company (société anonyme) under Luxembourg law;

•

immediately after the change of the legal form of TopCo, TopCo issued 17,493,000 Ordinary Shares at a price of $10.00 per share pursuant to the PIPE Financing for aggregate gross proceeds of $174,930,000; and

•

immediately following the effectiveness of the Conversion and the PIPE Financing, Alvotech merged with and into TopCo, whereby all outstanding Alvotech Ordinary Shares were exchanged for Ordinary Shares, pursuant to a share capital increase of TopCo, with TopCo as the surviving company in the merger.

Concurrently with the execution of the Business Combination Agreement, OACB and TopCo entered into Subscription Agreements with certain U.S.-based institutional and accredited investors (each a “U.S. Subscription Agreement”) and non-U.S. persons (as defined in Regulation S under the Securities Act (each a “Foreign Subscription Agreement” and, together with the U.S. Subscription Agreements, the “Initial Subscription Agreements”) with certain investors (the “Initial Subscribers”), pursuant to which the Initial Subscribers have agreed to subscribe for, and TopCo has agreed to issue to the Initial Subscribers, an aggregate of 15,393,000 Ordinary Shares at a price of $10.00 per share, for aggregate gross proceeds of $153,930,000 (the “Initial PIPE Financing”). Subsequently to the Initial PIPE Financing, on January 18, 2022, OACB and TopCo entered into Subscription Agreements (the “Subsequent Subscription Agreements”, and together with the Initial Subscription Agreements, the “Subscription Agreements”) with certain Initial Subscribers (the “Subsequent Subscribers”, and together with the Initial Subscribers, the “Subscribers”), pursuant to which the Subsequent Subscribers have agreed to subscribe for, and TopCo has agreed to issue to the Subsequent Subscribers, an aggregate of 2,100,000 Ordinary Shares at a price of $10.00 per share, for aggregate gross proceeds of $21,000,000 (the “Subsequent PIPE Financing”, and together with the Initial PIPE Financing, the “PIPE Financing”). The aggregate amount of Ordinary Shares to be issued pursuant to the PIPE Financing was 17,493,000 for aggregate gross proceeds of $174,930,000. The Subscription Agreements contain substantially the same terms, except that the investors that entered into the Foreign Subscription Agreement agreed to subscribe for Ordinary Shares at a price that is net of a 3.5% placement fee.

Certain amounts that appear in this Report may not sum due to rounding.

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DEFINED TERMS

In this Report:

“Alvotech” means, as the context requires, (a) Alvotech Holdings S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg having its registered office at 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 229193, individually or together with its consolidated subsidiaries; or (b) the name of TopCo (the registrant), previously known as Alvotech Lux Holdings S.A.S.; or (c) the Combined Company.

“Alvogen” means Alvogen Lux Holdings S.à r.l., a limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg having its registered office at 5, rue Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 149045.

“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the Mergers.

“Business Combination Agreement” means the Business Combination Agreement, dated as of December 7, 2021 as may be amended, by and among OACB, Alvotech and TopCo.

“Closing” means the consummation of the Business Combination, which occurred on June 15, 2022.

“Combined Company” means TopCo and its consolidated subsidiaries after giving effect to the Business Combination.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“First Merger” means when OACB merges with and into TopCo, with TopCo as the surviving company.

“Form F-4” means Amendment No. 6 of the Company’s Registration Statement on Form F-4 (333-261773) as declared effective by the Securities and Exchange Commission on May 10, 2022.

“Luxembourg Company Law” means the Luxembourg law of August 10, 1915 on commercial companies, as amended.

“Mergers” means the First Merger and the Second Merger collectively.

“OACB” means Oaktree Acquisition Corp. II, a Cayman Islands exempted company.

“OACB Warrants” means each whole warrant of OACB entitling the holder to purchase one OACB Class A Ordinary Share at a price of $11.50 per share and the warrants to purchase OACB Class A Ordinary Shares purchased in a private placement in connection with OACB’s initial public offering of units, collectively.

“Ordinary Shares” means the ordinary shares of the Company.

“PIPE Financing” means the private placement pursuant to which the Subscribers subscribed to Ordinary Shares, for a subscription price of $10.00 per share.

“Second Merger” means when Alvotech merges with and into TopCo, with TopCo as the surviving company.

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“Subscribers” means the institutional investors that have committed to subscribe to Ordinary Shares in the PIPE Financing.

“TopCo” or the “Company” means the registrant, a legal entity named Alvotech, previously known as Alvotech Lux Holdings S.A.S., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg having its registered office at 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B258884.

“Warrants” means the former OACB Warrants converted at the Closing into a right to acquire one TopCo Ordinary Share on substantially the same terms as were in effect immediately prior to the Closing under the terms of the Warrant Agreement.

“Warrant Agreement” means the warrant agreement, dated September 21, 2020 by and between OACB and Continental Stock Transfer & Trust Company, as warrant agent, governing OACB’s outstanding warrants, as amended.

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PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The members of our Executive Management and of our Board of Directors (the “Board”) upon the consummation of the Business Combination are set forth in the Form F-4, in the section entitled “Management of TopCo after the Business Combination,” which is incorporated herein by reference. The general meeting of shareholders elected Richard Davies, Tomas Ekman, Faysal Kalmoua, Ann Merchant, Arni Hardarson, Lisa Graver, Linda McGoldrick, and Robert Wessman to the Board, effective as of the Closing. The business address for each of Company’s directors and members of Executive Management is 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg.

B.	Advisors

Cooley (UK) LLP, 22 Bishopsgate, London EC2N 4BQ, United Kingdom and Arendt & Medernach SA, 41A Av. John F. Kennedy, 2082 Luxembourg, Grand Duchy of Luxembourg have acted as U.S. and Luxembourg counsel, respectively for the Company and will act as counsel to the Company following the Closing.

C.	Auditors

WithumSmith+Brown, PC, acted as OACB’s independent auditor for the year ended December 31, 2021 and the period from August 5, 2020 (inception) to December 31, 2020.

Deloitte ehf. acted as Alvotech’s independent registered public accounting firm for the years ended December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021.

Deloitte ehf. has been appointed as the independent auditor of the Company until the annual general meeting of shareholders called to approve the Company’s annual accounts for the 2022 financial year.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

[Reserved].

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B.	Capitalization and Indebtedness

The following table sets forth the capitalization of Alvotech on a historical basis and of TopCo on an unaudited pro forma combined basis as of December 31, 2021, after giving effect to the Business Combination and PIPE Financing. This table should be read together with the unaudited pro forma condensed combined financial information of TopCo as of December 31, 2021 and for the year ended December 31, 2021 prepared in accordance with Article 11 of SEC Regulation S-X, attached hereto as Exhibit 15.1.

As of December 31, 2021	Alvotech Historical (in $thousands)	Pro Forma Combined (in $thousands)
Cash and cash equivalents and restricted cash
Cash and cash equivalents	17,556	252,699
Restricted cash	10,087	25,000

Total Cash and cash equivalents and restricted cash	27,643	277,699

Borrowings and other financial liabilities
Borrowings	398,140	398,140
Current maturities of borrowings	2,771	2,771
Liabilities to related parties	638	110,998

Total Borrowings and other financial liabilities	401,549	511,909

Equity
Share capital	135	2,026
Share premium	1,000,118	1,029,379
Translation reserve	4,669	4,669
Accumulated deficit	(1,140,534)	(1,249,201)

Total Equity	(135,612)	(213,127)

Total Capitalization	265,937	298,782

Prior to the Closing, 24,023,495 Class A ordinary shares, par value 0.0001 per share, of OACB were redeemed by the holders for an aggregate redemption payment of $240,234,950.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

TopCo, the legal entity named Alvotech, previously known as Alvotech Lux Holdings S.A.S., was incorporated under the laws of the Grand Duchy of Luxembourg on August 23, 2021 as a simplified joint stock company (société par actions simplifiée) solely for the purpose of effectuating the Business Combination, which was consummated on June 15, 2022. See “Explanatory Note” for further details about the Business Combination.

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See also a description of the material terms of the Business Combination as described in the Form F-4 in the section entitled, “ The Business Combination.” TopCo owns no material assets other than its interests in Alvotech hf., acquired in the Business Combination through its merger with Alvotech Holdings S.A., and does not operate any business. Alvotech Holdings S.A. was a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg. See Item 5 for a discussion of Alvotech Holdings S.A.’s principal capital expenditures and divestitures for the years ended December 31, 2021 and 2020. There are no other material capital expenditures or divestitures currently in progress as of the date of this Report.

The principal place of business of the Company is at 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg. The mailing address of Alvotech group’s principal executive office will be Sæmundargata 15-19, 102 Reykjavík, Iceland and its telephone number is +354 422 4500. Alvotech’s principal website address is www.alvotech.com. The information contained on, or accessible through, Alvotech’s websites is not incorporated by reference into this Report, and you should not consider it a part of this Report.

TopCo is subject to certain of the informational filing requirements of the Exchange Act. Since TopCo is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of TopCo are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, TopCo is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. TopCo is also an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. However, TopCo is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that TopCo files with or furnishes electronically to the SEC.

The website address of the Company is http://www.alvotech.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B.	Business Overview

Prior to the Business Combination, TopCo did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of certain subsidiaries. Upon the Closing, TopCo became the direct parent of, and conducts its business through, Alvotech hf.

Information regarding the business of Alvotech is included in the Form F-4 in the sections entitled “Business of Alvotech,” and “Alvotech Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference. In addition, Alvotech announced on June 9, 2022, that its commercial partner, STADA, launched Alvotech’s AVT02 product under the name Hukyndra® in selected European countries, including France, Germany, Finland, and Sweden. Launches in further European countries are scheduled over the coming months

C.	Organizational Structure

Upon consummation of the Business Combination, OACB merged with and into TopCo (the “First Merger”) and Alvotech Holdings S.A. merged with and into TopCo (the “Second Merger”), each of the Mergers

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with TopCo as the surviving company. The organizational structure of TopCo after the Mergers is included on page 180 of the Form F-4 and is incorporated herein by reference. In addition to the chart on page 180 of the Form F-4, Alvotech Manco ehf. and Alvotech Biosciences India Private Limited were incorporated after the Closing and exist as wholly-owned subsidiaries of Alvotech hf.

D.	Property, Plants and Equipment

Information regarding the facilities of Alvotech is included in the Form F-4 in the section entitled “Business of Alvotech—Facilities,” and is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None / Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of TopCo is conducted through Alvotech hf., its direct, wholly-owned subsidiary and its subsidiaries.

The discussion and analysis of the financial condition and results of operation of Alvotech is included in the Form F-4 in the section entitled “Alvotech Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The members of our Executive Management and of our Board, upon the consummation of the Business Combination, are set forth in the Form F-4, in the sections entitled “Management of Alvotech” and “ Management of TopCo After the Business Combination,” which are incorporated herein by reference. Effective as of Closing, the general meeting of shareholders elected Robert Wessman (Chariman), Richard Davies, Tomas Ekman, Faysal Kalmoua, Ann Merchant, Arni Hardarson, Lisa Graver and Linda McGoldrick to the Board. The biographies of the newly appointed and elected directors are set forth in the section entitled “ Management of TopCo After the Business Combination,” which is incorporated herein by reference.

B.	Compensation

Information pertaining to the compensation of the directors and members of Executive Management of the Company is set forth in the Form F-4, in the sections entitled “Management of TopCo After the Business Combination,” “Management of Alvotech—Alvotech Executive Compensation” and “Management of Alvotech—Director Compensation,” which are incorporated herein by reference.

As part of its long-term incentive program, Alvotech hf. had entered into “phantom share agreements,” which were defined as Share Appreciation Rights (“SARs”) for financial purposes, with certain members of management. The vesting conditions of the SARs under the phantom share agreements were linked to certain milestones in Alvotech’s operations and the payment amounts were determined by the increase in Alvotech´s market value from the grant date of the SARs until the triggering event occurred. The SARs did not give the beneficiaries dividend rights, voting rights or the right to purchase shares of Alvotech but required Alvotech to pay the beneficiaries a cash payment associated with the occurrence of certain designated triggering events. In conjunction with the Business Combination, Alvotech terminated deferred compensation arrangements by entering into settlement agreements with the three former employees and one current employee that had outstanding rights under the phantom share agreements of $38.1 million as of December 31, 2021. Alvotech

10

agreed with one former employee to settle his claim by paying a one-time lump sum of $1.5 million, reduced by any applicable tax withholdings and pension fund contribution, on June 16, 2022. Alvotech further agreed with the two other former employees to settle each of their respective claims of $17.5 million, as may be reduced by any applicable tax withholdings, through the allocation of a number of Ordinary Shares by dividing their respective claims by a per share price of $10.00, rounded to the nearest whole share. The shares will be allocated to them on June 16, 2023, one year and one day following the Closing. Alvotech also agreed with one current employee to settle his outstanding claim of $1.5 million in either shares or cash, payable on June 16, 2023, one year and one day from the Closing. To minimize the dilutive impact of the settlement in shares, Alvotech reduced the authorized shares that may be issued under the Company Management Incentive Plan (as described below) from 7%, as previously disclosed in Form F-4, to 5.79%.

Company Management Incentive Plan

On June 13, 2022, the chairperson of TopCo as well as the sole shareholder of TopCo approved the Management Incentive Plan (the “Plan”). The purpose of the Plan is to assist the Company in attracting, retaining and compensating talented executives and certain key employees, officers, directors, and consultants of the Company or any of its direct or indirect subsidiaries (the “Company Group”) in a competitive and dynamic market, motivating executives to help the Company to achieve the best possible financial and operational results, providing reward opportunities consistent with the Company Group’s performance on both a short and long-term basis and promoting the creation of long-term value for shareholders of the Company by closely aligning the interests of such individuals with those of the shareholders of the Company. The Plan authorizes the grant of share-based incentives, such as stock options, stock appreciation rights, restricted shares, restricted share units, performance shares, stock awards, or any combination of the foregoing. The Plan is to be administered by an Administrator appointed by the Board who may delegate their authority to the directors, officers, employees of any member of the Company Group, or a committee thereof. Initially, the maximum number of Ordinary Shares that may be issued under the Plan after it becomes effective will not exceed 5.79% of the share capital of TopCo on a fully-diluted basis. In addition, the number of TopCo Ordinary Shares reserved for issuance under the Plan may be increased by TopCo’s board of directors by up to 1% annually over 10 years from the date of approval of the Plan. To date, no awards have been granted under the Plan.

C.	Board Practices

Information pertaining to the Board practices following the Closing is set forth in the Form F-4, in the sections entitled “Management of TopCo after the Business Combination,” which is incorporated herein by reference.

In accordance with the Company’s articles of association, the Company’s board of directors is not divided into classes of directors. The audit committee of the Board consists of Ms. McGoldrick (Chair), Ms. Merchant and Mr. Davies. The remuneration committee of the Board consists of Mr. Davies (Chair), Mr. Hardarson and Mr. Ekman. This committee membership is expected to be ratified at the meeting of the Board on June 23, 2022.

As a foreign private issuer, we are permitted to follow certain Luxembourg corporate governance practices in lieu of certain listing rules of The Nasdaq Stock Market, or Nasdaq Listing Rules. We plan to follow the corporate governance requirements of the Nasdaq Listing Rules. Under our articles of association, at an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes. In addition, under our articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least one half of our issued share capital unless otherwise mandatorily required by law. If no quorum is reached in an extraordinary general meeting of shareholders, a second meeting may be convened in accordance with the articles of association, which may deliberate regardless of the quorum and at which resolutions are adopted at a majority of at least two thirds of the votes validly cast.

D.	Employees

Following and as a result of the Business Combination, the business of the Company is conducted through Alvotech hf., its direct, wholly-owned subsidiary.

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Information pertaining to Alvotech’s employees is set forth in the Form F-4, in the section entitled “Business of Alvotech—Employees,” which is incorporated herein by reference.

E.	Share Ownership

Information about the ownership of Ordinary Shares by TopCo’s directors and members of Executive Management upon consummation of the Business Combination is set forth in Item 7.A of this Report. Information about arrangements for involving employees in the capital of the company is set forth in Item 6.B of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of June 15, 2022 immediately following the consummation of the Business Combination by:

•	each person known by us to be the beneficial owner of more than 5% of the Ordinary Shares;

•	each of our directors and members of Executive Management; and

•	all our directors and members of Executive Management as a group.

Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within 60 days of the Closing Date through the exercise of any option, warrant or any other right.

We have based percentage ownership on 243,649,505 Ordinary Shares outstanding as of the Closing Date, June 15, 2022.

Name and Address of Beneficial Owners	Number of Shares	%
Directors and Executive Officers(1)
Robert Wessman	—	—
Richard Davies	1,118,131	*
Tomas Ekman	—	—
Faysal Kalmoua	—	—
Ann Merchant	—	—
Arni Hardarson	—	—
Lisa Graver	—	—
Linda McGoldrick	—	—
Mark Levick	—	—
Tanya Zharov	—	—
Joseph E. McClellan	—	—
Sean Gaskell	—	—
Joel Morales	—	—
Reem Malki	—	—
Anil Okay	—	—
Ming Li	—	—
All Directors and Executive Officers as a group (16 persons)	1,118,131	*
TopCo Five Percent Holders Post-Business Combination
Alvogen Lux Holdings S.à r.l.(2)	86,440,619	35.5%
Aztiq Pharma Partners S.à r.l.(3)	98,647,803	40.5%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

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(1)	Unless otherwise noted, the business address of each of the directors and executive officers of TopCo is 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg.
(2)

Includes shares held by Alvogen Lux Holdings S.a.r.l. (“Alvogen”). Through intermediary holding entities, Alvogen is a wholly-owned subsidiary of Celtic Holdings SCA (“Celtic Holdings”). Investment and voting decisions at Celtic Holdings are made by a majority vote of its board of directors, and therefore no individual director of Celtic Holdings is the beneficial owner of the securities, except with respect to the shares in which such director holds a pecuniary interest. The address of Alvogen is 5, rue Heienhaff, L-1736 Senningerberg, Luxembourg, Grand-Duchy of Luxembourg and the address of Celtic Holdings is 20, avenue Monterey, L-2163 Luxembourg, Grand-Duchy of Luxembourg. Each of Carmen Andre, Christoffer Sjøqvist, Tomas Ekman, Park Jung Ryun, Robert Wessman and Arni Hardarson is a director of Celtic Holdings entitled to participate in investment and voting decisions and therefore may be deemed to share voting and dispositive power with respect to the shares held by Celtic Holdings. Carmen Andre, Christoffer Sjøqvist, Tomas Ekman, Park Jung Ryun, Robert Wessman and Arni Hardarson each disclaim any beneficial ownership of any such shares, except to the extent of his or her pecuniary interest therein.

(3)

Includes shares held by Aztiq Pharma Partners S.a.r.l. (“APP”). APP is a wholly-owned subsidiary of Aztiq Fund I SCSp (“Aztiq Fund”). Investment and voting decisions at Aztiq Fund are made by its general partner, Floki GP S.à r.l. (“Aztiq GP”). The address of APP is 5, rue Heienhaff, L-1736 Senningerberg, Grand-Duchy of Luxembourg and the address of Aztiq Fund and Aztiq GP is at 4 rue Robert Stumper, L-2557 Luxembourg, Grand-Duchy of Luxembourg. Each of Danny Major, Marc Levebvre, Robert Wessman, Johann Johannsson and Arni Hardarson is a member of the board of directors of Aztiq GP entitled to participate in investment and voting decisions and therefore may be deemed to share voting and dispositive power with respect to the shares held by Aztiq Fund. Danny Major, Marc Levebvre, Robert Wessman, Johann Johannsson and Arni Hardarson each disclaim any beneficial ownership of any such shares, except to the extent of his or her pecuniary interest therein.

B.	Related Party Transactions

Information pertaining to related party transactions is set forth in the Form F-4, in the section entitled “Certain Alvotech Relationships and Related Person Transactions,” which is incorporated herein by reference.

In addition to the related party transactions disclosed in the F-4, the Company is providing the following updates:

With respect to the Alvogen Bridge Loan dated April 11, 2022, Alvotech withdrew a second installment of $20.0 million on May 9, 2022, at an interest rate of 10% per annum. Repayment by Alvotech is due within 30 days of the Closing.

On June 1, 2022, Alvotech, as borrower, also entered into a loan agreement with Alvogen Lux Holdings S.à r.l., as lender, for a loan of $20.0 million bearing an interest rate of 10% per annum. Alvotech withdrew the entire loan amount of $20.0 million on June 1, 2022. Repayment by Alvotech is due within 30 days of the Closing.

C.	Interests of Experts and Counsel

None / Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Information regarding legal proceedings involving Alvotech is included in the Form F-4 in the section entitled “Business of Alvotech—Legal Proceedings” and is incorporated herein by reference. On June 17, 2022,

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Alvotech entered into a Settlement and License Agreement with AbbVie Inc., AbbVie Biotechnology Ltd, and AbbVie Bahamas Ltd. with respect to AVT02 in Australia, Japan, Israel, Mexico, New Zealand, Republic of Korea, China, Hong Kong, Indonesia, Malaysia, Philippines, Saudi Arabia, Singapore, South Africa, Taiwan and certain other territories. With that settlement agreement executed, the parties have now resolved all intellectual property disputes between Alvotech (or its partners) and AbbVie relating to AVT02 and to AbbVie’s adalimumab patents, except for the Canadian litigations, which remain pending. As a result, Alvotech now expects to market AVT02 in these territories for which it has commercial partnerships, subject to receipt of regulatory approvals and royalty payments under the AbbVie license, if applicable.

B.	Significant Changes

None / Not Applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

The Ordinary Shares and Warrants are listed on The Nasdaq Stock Market LLC under the symbols ALVO and ALVOW, respectively. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities.

Subscription Agreements

Information regarding the subscription agreements applicable to the Ordinary Shares is included in the Form  F-4 in the section entitled “Certain Agreements Related to the Business Combinations—Subscription Agreements” and is incorporated herein by reference.

Lock-Up Agreements

Information regarding the lock-up restrictions applicable to the Ordinary Shares is included in the Form F-4 in the section entitled “Certain Agreements Related to the Business Combinations—Registration Rights and Lock-Up Agreement” and is incorporated herein by reference.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Ordinary Shares and Warrants are listed on The Nasdaq Stock Market LLC under the symbol “ALVO” and “ALVOW”, respectively. The Ordinary Shares will also be listed on the Nasdaq First North Growth Market under the ticker symbol “ALVO”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

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F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

TopCo is authorized to issue 5,982,507,000 Ordinary Shares.

As of June 15, 2022, subsequent to the closing of the Business Combination, there were 243,649,505 Ordinary Shares outstanding and issued. There were also 10,916,667 Warrants outstanding, each entitling the holder to purchase one TopCo Ordinary Share at an exercise price of $11.50 per share.

B.	Articles of Association

The amended and restated articles of association of the TopCo are included as Exhibit 1.1 to this Report. The description of the articles of association of TopCo contained in Annex C to the Form F-4 is incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to Alvotech’s Operations

Information pertaining to Alvotech’s material contracts is set forth in the Form F-4, in the sections entitled “Business of Alvotech—Material Agreements, Partnerships and Suppliers” which is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement is included in the Form F-4 in the section entitled “The Business Combination Agreement” which is incorporated herein by reference.

Other Agreements

The description of other material agreements relating to the Business Combination is included in the Form F-4 in the section entitled “ Certain Agreements Related to the Business Combination” which is incorporated herein by reference.

D.	Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Grand Duchy of Luxembourg.

E.	Taxation

Information pertaining to tax considerations related to the Business Combination is set forth in the Form F-4, in the sections entitled “Material Luxembourg Income Tax Considerations” and “U.S. Federal Income Tax Considerations,” which are incorporated herein by reference.

15

F.	Dividends and Paying Agents

TopCo has never declared or paid any cash dividends and has no plan to declare or pay any dividends on Ordinary Shares in the foreseeable future. TopCo currently intends to retain any earnings for future operations and expansion.

From the annual net profits of TopCo, at least 5% shall each year be allocated to the reserve required by applicable laws (the “Legal Reserve”). That allocation to the Legal Reserve will cease to be required as soon and as long as the Legal Reserve amounts to 10% of the amount of the share capital of TopCo. The general meeting of shareholders shall resolve how the remainder of the annual net profits, after allocation to the Legal Reserve, will be disposed of by allocating the whole or part of the remainder to a reserve or to a provision, by carrying it forward to the next following financial year or by distributing it, together with carried forward profits, share premium or other distributable reserves to the shareholders, each TopCo Ordinary Share entitling to the same proportion in such distributions.

The board of directors may resolve that TopCo pays out an interim dividend to the shareholders, subject to the conditions of article 461-3 of the Luxembourg Company Law and TopCo’s articles of association. The board of directors shall set the amount and the date of payment of the interim dividend.

Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the Luxembourg Company Law and TopCo’s articles of association. In case of a dividend payment, each shareholder is entitled to receive a dividend right pro rata according to his or her respective shareholding. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution.

G.	Statement by Experts

OACB’s financial statements as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and the period from August 5, 2020 (inception) to December 31, 2020, have been included in this Report in reliance upon the report of WithumSmith+Brown, PC, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Alvotech Holdings S.A. as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021 incorporated by reference herein have been audited by Deloitte ehf., an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte ehf. are located at Smáratorgi 3, 201 Kópavogi, Iceland.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited financial information with respect to our first two fiscal quarters. Information filed with or furnished to the SEC by us will be available on our website. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

16

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in the section entitled “Alvotech Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” in the Form F-4 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

17

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited financial statements of OACB for the year ended December 31, 2021 and the period from August 5, 2020 (inception) through December 31, 2020 are incorporated by reference to pages F-2 to F-23 in the Form F-4.

The audited consolidated financial statements of Alvotech Holdings S.A. as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 are incorporated by reference to pages F-25 to F-84 in the Form F-4.

The unaudited pro forma condensed combined financial information is incorporated by reference to Exhibit 15.1, filed herewith.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1***	Amended and Restated Articles of Association of TopCo.

2.1*	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed by OACB on August 31, 2020).

2.2*	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by OACB on August 31, 2020).

2.3*	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by OACB on September 14, 2020).

2.4*	Warrant Agreement, dated as of September 21, 2020, between Continental Stock Transfer & Trust Company and OACB (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by OACB on September 22, 2020).

2.5***	Amended and Restated Convertible Bond Instrument (Tranche A), dated June 15, 2022.

2.6***	Amended and Restated Convertible Bond Instrument (Tranche B), dated June 15, 2022.

2.7***	Warrant Assignment, Assumption and Amendment Agreement by and between OACB, TopCo, Continental Stock Transfer & Trust Company, Computershare Inc. and Computershare Trust Company, N.A., dated June 15, 2022

4.1*†	Business Combination Agreement, dated as of December 7, 2021, by and among Oaktree Acquisition Corp. II, Alvotech Lux Holdings S.A.S., and Alvotech Holdings SA (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by OACB on December 7, 2021).

18

Exhibit No.	Description

4.2*†	First Amendment to the Business Combination Agreement, dated as of December 7, 2021, by and among Oaktree Acquisition Corp. II, Alvotech Lux Holdings S.A.S., and Alvotech Holdings SA, dated April 18, 2022 (incorporated by reference to Exhibit 2.2 to the fifth amendment to the registration statement on Form F-4 filed by Alvotech on May 2, 2022).

4.3*†	Second Amendment to the Business Combination Agreement, dated as of December 7, 2021, by and among Oaktree Acquisition Corp. II, Alvotech Lux Holdings S.A.S., and Alvotech Holdings SA, dated June 7, 2022 (incorporated by reference to Exhibit 2.1 to the Current Report filed on Form 8-K filed by OACB on June 7, 2022).

4.4*††	License and supply agreement between Alvotech hf. and STADA for AVT02 (Adalimumab), dated August 30, 2019 (incorporated by reference to Exhibit 10.1 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.5*††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT02 (Adalimumab) dated August 30, 2019, dated March 13, 2020 (incorporated by reference to Exhibit 10.2 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.6*††	Second Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT02 (Adalimumab) dated August 30, 2019, dated May 3, 2021 (incorporated by reference to Exhibit 10.3 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.7*††	License and supply agreement between Alvotech hf. and STADA for AVT03 (Denosumab), dated November 6, 2019 (incorporated by reference to Exhibit 10.4 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.8*††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT03 (Denosumab) dated November 6, 2019, dated March 13, 2020 (incorporated by reference to Exhibit 10.5 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.9*††	License and supply agreement between Alvotech hf. and STADA for AVT04 (Ustekinumab), dated November 6, 2019 (incorporated by reference to Exhibit 10.6 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.10*††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT04 (Ustekinumab) dated November 6, 2019, dated March 13, 2020 (incorporated by reference to Exhibit 10.7 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.11*††	License and supply agreement between Alvotech hf. and STADA for AVT05 (Golimumab), dated November 6, 2019 (incorporated by reference to Exhibit 10.8 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.12*††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT05 (Golimumab) dated November 6, 2019, dated March 13, 2020 (incorporated by reference to Exhibit 10.9 to the registration statement on Form F-4 by Alvotech on December 20, 2021).

4.13*††	License and supply agreement between Alvotech hf. and STADA for AVT06 (Aflibercept), dated November 6, 2019 (incorporated by reference to Exhibit 10.10 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.14*††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT06 (Aflibercept), dated March 13, 2020 (incorporated by reference to Exhibit 10.11 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.15*††	License and supply agreement between Alvotech hf. and Stada STADA for AVT16, dated November 6, 2019 (incorporated by reference to Exhibit 10.12 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

19

Exhibit No.	Description

4.16*††	First Amendment to the license and supply agreement between Alvotech hf. and STADA for AVT16, dated November 6, 2019, dated March 13, 2020 (incorporated by reference to Exhibit 10.13 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.17*††	Product Supply Agreement between Alvotech hf. and Teva, dated August 5, 2020 (incorporated by reference to Exhibit 10.16 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.18*††	License and Development Agreement between Alvotech hf. and Teva, dated August 5, 2020 (incorporated by reference to Exhibit 10.17 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.19*††	Settlement Agreement, Release and Amendment to the License and Development Agreement between Alvotech hf. and Teva dated August 5, 2020, dated June 28, 2021 (incorporated by reference to Exhibit 10.18 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.20*††	Amended and Restated Services Agreement between Alvogen and Alvotech, dated April 11, 2022 (incorporated by reference to Exhibit 10.17 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.21*	Lease Agreement between Alvotech hf. and Fasteignafélagið Sæmundur hf, dated November 15, 2016 (incorporated by reference to Exhibit 10.20 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.22*	Shareholders Agreement between Alvotech hf., Alvotech Holdings S.A., Aztiq Pharma Partners S.à r.l., and certain other shareholders, dated October 21, 2020 (incorporated by reference to Exhibit 10.21 to the registration statement filed by Alvotech on December 20, 2021).

4.23*+	BCA Framework Agreement between Alvotech Holdings S.A., Alvotech Lux Holdings S.A.S., Floki Holdings S.à r.l, and certain other shareholders dated December 7, 2021 (incorporated by reference to Exhibit 10.22 to the registration statement on Form F-4 filed by Alvotech on December 20, 2021).

4.24*	Sponsor Letter Agreement, dated as of December 7, 2021, by and among OACB, Oaktree Acquisition Holdings II, L.P. and TopCo (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by OACB on December 7, 2021).

4.25*	Form of Support Agreement, each dated as of December 7, 2021, by and among, OACB, TopCo, Alvotech and certain Alvotech Shareholders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by OACB on December 7, 2021).

4.26*	Form of U.S. Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by OACB on December 7, 2021).

4.27*	Form of Foreign Subscription Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by OACB on December 7, 2021).

4.28*	Product Rights Agreement between Alvotech hf. and Alvogen, dated January 22, 2018 (incorporated by reference to Exhibit 10.25 to the first amendment to the registration statement on Form F-4 filed by Alvotech on February 7, 2022).

4.29*††	First Amendment to the Product Rights Agreement between Alvotech hf. and Alvogen dated January 22, 2018, dated December 14, 2018 (incorporated by reference to Exhibit 10.26 to the first amendment to the registration statement on Form F-4 filed by Alvotech on February 7, 2022).

4.30*	Loan Advance between Alvotech Holdings S.A. and Alvogen, dated March 21, 2022 (incorporated by reference to Exhibit 10.27 to the third amendment to the registration statement on Form F-4 filed by Alvotech on April 4, 2022).

20

Exhibit No.	Description

4.31*	Loan Advance between Alvotech Holdings S.A. and Aztiq, dated March 8, 2022 (incorporated by reference to Exhibit 10.28 to the second amendment to the registration statement on Form F-4 filed by Alvotech on March 14, 2022).

4.32*††	Settlement and License Agreement between Alvotech hf. and AbbVie, dated March 8, 2022 (incorporated by reference to Exhibit 10.29 to the third amendment to the registration statement on Form F-4 filed by Alvotech on March 14, 2022).

4.33*	Loan Advance between Alvotech Holdings S.A. and Alvogen, dated March 28, 2022 (incorporated by reference to Exhibit 10.30 to the third amendment to the registration statement on Form F-4 filed by Alvotech on April 4, 2022).

4.34*††	Settlement and License Agreement between Alvotech hf. and AbbVie, dated April 4, 2022 (incorporated by reference to Exhibit 10.31 to the fourth amendment to the registration statement on Form F-4 filed by Alvotech on April 19, 2022).

4.35*	Loan agreement between Alvotech Holdings S.A. and Alvogen, dated April 11, 2022 (incorporated by reference to Exhibit 10.32 to the fourth amendment to the registration statement on Form F-4 filed by Alvotech on April 19, 2022).

4.36*††	Binding Offer Letter and Term Sheet between Alvotech Holdings S.A. and Sculptor Capital Investments, LLC, dated April 11, 2022 (incorporated by reference to Exhibit 10.33 to the fifth amendment to the registration statement on Form F-4 filed by Alvotech on May 2, 2022).

4.37*††	Standby Equity Purchase Agreement between TopCo and YA II PN, LTD., dated April 18, 2022 (incorporated by reference to Exhibit 10.34 to the fifth amendment to the registration statement on Form F-4 filed by Alvotech on April 19, 2022).

4.38***	Loan Agreement between Alvotech Holdings S.A. and Alvogen Lux Holdings S.á.r.l., dated June 1, 2022.

4.39***	Management Incentive Plan.

15.1***	Unaudited Pro Forma Condensed Financial Statements.

15.2***	Consent of WithumSmith+Brown, PC., independent registered accounting firm for OACB.

15.3***	Consent of Deloitte ehf., independent registered accounting firm for Alvotech.

*	Previously filed
**	To be filed by amendment.
***	Filed herewith.
†

Certain schedules and exhibits to this Exhibit have been omitted pursuant to Company S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

††	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.
+

Certain schedules and exhibits to this Exhibit have been omitted pursuant to Regulation S-K Item 601(a)(5). The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

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SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

June 22, 2022

ALVOTECH

By:	/s/ Mark Levick
Name:	Mark Levick
Title:	Chief Executive Officer

Exhibit 1.1

A.	NAME - PURPOSE - DURATION - REGISTERED OFFICE

Article 1 Name - Legal form

There exists a public limited company (société anonyme) under the name “Alvotech” (the “Company”) which shall be governed by the law of 10 August 1915 on commercial companies, as amended (the “Law”), as well as by the present articles of association.

Article 2 Purpose

2.1

The purpose of the Company is the holding of participations in any form whatsoever in Luxembourg and foreign companies and in any other form of investment, the acquisition by purchase, subscription or in any other manner as well as the transfer by sale, exchange or otherwise of securities of any kind and the administration, management, control and development of its portfolio.

2.2

The Company may grant loans to, as well as guarantees or security for the benefit of third parties to secure its obligations and obligations of other companies in which it holds a direct or indirect participation or right of any kind or which form part of the same group of companies as the Company, or otherwise assist such companies.

2.3	The Company may raise funds through borrowing in any form or by issuing any kind of notes, securities or debt instruments, bonds and debentures and generally issue securities of any type.

2.4	The Company may carry out any commercial, industrial, financial, real estate or intellectual property activities which it considers useful for the accomplishment of these purposes.

Article 3 Duration

3.1	The Company is incorporated for an unlimited period of time.

3.2	It may be dissolved at any time by a resolution of the general meeting of shareholders adopted in the manner required for an amendment of these articles of association.

Article 4 Registered office

4.1	The registered office of the Company is established in the City of Luxembourg, Grand Duchy of Luxembourg.

4.2

The board of directors may transfer the registered office of the Company within the same municipality or to any other municipality in the Grand Duchy of Luxembourg and, if necessary, subsequently amend these articles of association to reflect such change of registered office.

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4.3	Branches or other offices may be established either in the Grand Duchy of Luxembourg or abroad by a resolution of the board of directors.

4.4

In the event that the board of directors determines that extraordinary political, economic or social circumstances or natural disasters have occurred or are imminent that would interfere with the normal activities of the Company at its registered office, the registered office may be temporarily transferred abroad until the complete cessation of these extraordinary circumstances; such temporary measures shall not affect the nationality of the Company which, notwithstanding the temporary transfer of its registered office, shall remain a Luxembourg company.

B.	SHARE CAPITAL – SHARES

Article 5 Share capital

5.1

The Company’s share capital is set at two million four hundred thirty-six thousand four hundred ninety-five US dollars and five cent (USD 2,436,495.05), represented by two hundred and forty-three million six hundred and forty-nine thousand five hundred and five (243,649,505) ordinary shares (the “Shares”), each having a nominal value of one cent (USD 0.01).

5.2

The Company’s share capital may be increased or reduced by a resolution of the general meeting of shareholders adopted in the manner required for an amendment of these articles of association or as set out in Article 6 hereof.

5.3

Any new Shares to be paid for in cash shall be offered by preference to the existing shareholder(s). In case of a plurality of shareholders, such Shares shall be offered to the shareholders holding the same class of shares in proportion to the number of Shares of that class held by them in the Company’s share capital. The board of directors shall determine the time period during which such preferential subscription right may be exercised, which may not be less than fourteen (14) days from the date of publication of the offer on the Recueil électronique des sociétés et associations and in a Luxembourg newspaper or, in case of registered shares, of dispatch of a registered mail or any other means of communication individually accepted by the addressees and ensuring access to the information sent to the shareholders announcing the opening of the subscription period.

5.4

The general meeting of shareholders may limit or cancel the preferential subscription right of the existing shareholders subject to quorum and majority required for an amendment of these articles of association. Notwithstanding the above, the board of directors may limit or cancel the preferential subscription right of the existing shareholders in accordance with Article 6 hereof.

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5.5

If after the end of the subscription period not all of the preferential subscription rights offered to the existing shareholders have been subscribed by the latter, third parties may be allowed to participate in the share capital increase, except if the board of directors decides that the preferential subscription rights shall be offered to the existing shareholders who have already exercised their rights during the subscription period, in proportion to the portion that their Shares represent in the share capital; the modalities for the subscription to be determined by the board of directors. The board of directors may also decide in such case that the share capital shall only be increased by the amount of subscriptions received by the existing shareholders of the Company.

5.6

The Company may repurchase its own Shares subject to the provisions of the Law, and in conformity with all other applicable laws and regulations, including any rules and regulations of a foreign stock exchange or securities settlement system on which the Company’s shares are traded.

Article 6 Authorised capital

6.1

The authorised capital, excluding the share capital, is set at fifty-nine million eight hundred twenty-five thousand seventy US dollars (USD 59,825,070), consisting of five billion nine hundred and eighty-two million five hundred and seven thousand (5,982,507,000) Shares, each having a nominal value of one cent (USD 0.01). During a period of five (5) years from the date of incorporation or any subsequent resolutions to create, renew or increase the authorised capital pursuant to this article, the board of directors is hereby authorised and empowered within the limits of the authorised capital to (i) realise for any reason whatsoever including, any issue in one or several successive tranches of (a) any subscription and/or conversion rights, including warrants (which may be issued separately or attached to Shares, bonds, options, notes or similar instruments), convertible bonds, notes or similar instruments (the “Share Rights”) as well as (b) new Shares, with or without share premium, against payment in cash or in kind, by conversion of claims on the Company, by way of conversion of available reserves or in any other manner; (ii) determine the place and date of the issue or the successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new Shares; (iii) remove or limit the preferential subscription right of the shareholders in case of issue against payment in cash of Shares, warrants (which may be separate or attached to Shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments, and (iv) confirm by way of a notarial deed within the legal deadline each and any share capital increase effectuated within the limits of the authorised capital and to amend Article 5.1 and Article 6.1 accordingly. The Shares to be issued upon exercise of any Share Rights may be issued beyond the initial authorized capital period of five (5) years as long as the Share Rights were issued within the relevant initial authorized capital period of five (5) years.

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6.2

During a period of up to five (5) years from the date of the resolutions of the general meeting of the shareholders granting such authorisation to the board of directors or its subsequent renewal(s) and subject to the provisions of the Law, the board of directors is hereby authorised and empowered to (i) repurchase Shares, each having a nominal value of one cent (USD 0.01), in one or more occasions, (ii) determine the moment and place of repurchase of the Shares, (iii) proceed with the cancellation of the Shares so repurchased and the subsequent share capital reduction, (iv) allocate the amount of the share capital reductions to the shareholders of the Company, provided that in case such repurchase is made for value, the consideration payable for such shares shall be determined by the board of directors and shall not be lower than the nominal value of the repurchased Shares, and (v) record by way of a notarial deed each and any share capital reduction effectuated within the limits of this Article 6.2 and to amend Article 5.1 accordingly.

6.3

The above authorisations may be renewed through a resolution of the general meeting of the shareholders adopted in the manner required for an amendment of these articles of association and subject to the provisions of the Law, each time for a period not exceeding five (5) years.

Article 7 Shares – Transfer of Shares

7.1	The Company may have one or several shareholders.

7.2	Death, suspension of civil rights, dissolution, bankruptcy or insolvency or any other similar event regarding any of the shareholders shall not cause the dissolution of the Company.

7.3	The shares of the Company are in registered form.

7.4

The Company will recognise only one (1) holder per share. In case a share is owned by several persons, they shall appoint a single representative who shall represent them in respect of the Company. The Company has the right to suspend the exercise of all rights attached to that share, except for relevant information rights, until such representative has been appointed.

7.5

Subject to any contractual agreement to which the Shares or the shareholders may be subject to and the present articles of association, the shares are freely transferable in accordance with the provisions of the Law.

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7.6

A register of shares shall be kept by the Company at its registered office, where it shall be available for inspection by any shareholder. This register shall contain all the information required by the Law. Ownership of ordinary shares will be established by registration in said register, or in the event separate registrars have been appointed pursuant to article 7.7, in such separate register(s). Without prejudice to the conditions for transfer by book entries provided for in article 7.9 of these articles of association, a transfer of Shares shall be carried out by means of a declaration of transfer entered in the relevant register, dated and signed by the transferor and the transferee or by their duly authorised representatives or by the Company upon notification of the transfer or acceptance of the transfer by the Company. The Company may accept and enter in the relevant register a transfer on the basis of correspondence or other documents recording the agreement between the transferor and the transferee.

7.7

The Company may appoint registrars in different jurisdictions who may each maintain a separate register for the Shares entered therein. Shareholders may elect to be entered into one of these registers and to transfer their Shares to another register so maintained. The board of directors may however impose transfer restrictions for Shares in compliance with applicable trading restrictions. A transfer to the register kept at the Company’s registered office may always be requested.

7.8

Subject to the provisions of article 7.9 and article 7.10, the Company may consider the person in whose name the Shares are registered in the register of shareholders as the full owner of such Shares. In the event that a holder of Shares does not provide an address in writing to which all notices or announcements from the Company may be sent, the Company may permit a notice to this effect to be entered into the register of shareholders and such holder’s address will be deemed to be at the registered office of the Company or such other address as may be so entered by the Company from time to time, until a different address shall be provided to the Company by such holder in writing. The holder may, at any time, change his address as entered in the register of shareholders by means of written notification to the Company.

7.9

The Shares may be held by a holder (the “Holder”) through a securities settlement system or a Depositary (as this term is defined below). The Holder of Shares held in such fungible securities accounts has the same rights and obligations as if such Holder held the Shares directly. The Shares held through a securities settlement system or a Depositary shall be recorded in an account opened in the name of the Holder and may be transferred from one account to another in accordance with customary procedures for the transfer of securities in book-entry form. However, the Company will make dividend payments, if any, and any other payments in cash, Shares or other securities, if any, only to the securities settlement system or Depositary recorded in the register of shareholders or in accordance with the instructions of such securities settlement system or Depositary. Such payment will grant full discharge of the Company’s obligations in this respect.

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7.10

All communications and notices to be given to a registered shareholder shall be deemed validly made if made to the latest address communicated by the shareholder to the Company in accordance with article 7.8 or, if no address has been communicated by the shareholder, the registered office of the Company or such other address as may be so entered by the Company in the register from time to time according to article 7.9.

7.11

Where Shares are recorded in the register of shareholders in the name of or on behalf of a securities settlement system or the operator of such system and recorded as book-entry interests in the accounts of a professional depositary or any sub-depositary (any depositary and any sub-depositary being referred to hereinafter as a “Depositary”), the Company will permit the Depositary of such book-entry interests to exercise the rights attaching to the Shares corresponding to the book-entry interests of the relevant Holder, including receiving notices of general meetings, admission to and voting at general meetings, and shall consider the Depositary to be the holder of the Shares corresponding to the book-entry interests for purposes of this Article 7.11 of the present articles of association. The board of directors may determine the formal requirements with which such certificates from such Depositary must comply and the exercise of the rights in respect of such Shares may in addition be subject to the internal rules and procedures of the securities settlement system.

7.12

In connection with a general meeting of shareholders, the board of directors may decide that no entry shall be made in the register of shareholders and no notice of a transfer shall be recognised for voting purposes by the Company and any Depositary or registrar(s) during the period starting on the Record Date (as hereinafter defined) and ending on the closing of such general meeting, subject to compliance with the applicable rules of any foreign stock exchange, if the Shares of the Company are listed on a foreign stock exchange.

C.	GENERAL MEETINGS OF SHAREHOLDERS

Article 8 Powers of the general meeting of shareholders

8.1

The shareholders exercise their collective rights in the general meeting of shareholders. Any regularly constituted general meeting of shareholders of the Company shall represent the entire body of shareholders of the Company. The general meeting of shareholders is vested with the powers expressly reserved to it by the Law and by these articles of association.

8.2

If the Company has only one shareholder, any reference made herein to the “general meeting of shareholders” shall be construed as a reference to the “sole shareholder”, depending on the context and as applicable and powers conferred upon the general meeting of shareholders shall be exercised by the sole shareholder.

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Article 9 Convening of general meetings of shareholders

9.1

The general meeting of shareholders of the Company may at any time be convened by the board of directors, to be held at such place and on such date as specified in the notice of such meeting. The board of directors shall convene the annual general meeting of shareholders within a period of six (6) months after the end of the Company’s financial year. Other general meetings of shareholders may be held at such place and time as may be specified in the respective notices of meeting.

9.2

The general meeting of shareholders must be convened by the board of directors upon the written request of one or several shareholders representing at least ten per cent (10%) of the Company’s share capital.

9.3

The convening notice for every general meeting of shareholders shall contain the date, time, place and agenda of the meeting and may be made through announcements filed with the Luxembourg Trade and Companies Register and published at least thirty (30) days before the meeting, on the Recueil électronique des sociétés et associations and in a Luxembourg newspaper. In such case, notices by mail shall be sent at least eight (8) days before the meeting to the registered shareholders by ordinary mail (lettre missive). Alternatively, the convening notices may be exclusively made by registered mail in case the Company has only issued registered Shares or if the addressees have individually agreed to receive the convening notices by another means of communication ensuring access to the information, by such means of communication. If the Shares of the Company are listed on a foreign stock exchange, the requirements of such foreign stock exchange applicable to the Company shall additionally be complied with. If all of the shareholders are present or represented at a general meeting of shareholders and have waived any convening requirements, the meeting may be held without prior notice or publication.

9.4

If the Shares of the Company are listed on a foreign stock exchange, all shareholders of the Company are entitled to be admitted to any general meeting of shareholders provided, however, that the board of directors may determine a date and time preceding the general meeting of shareholders as the record date for admission to such meeting, which may not be less than eight (8) calendar days prior to (and excluding) the date of the general meeting (the “Record Date”).

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9.5

Shareholders holding individually or collectively at least ten (10) per cent of the issued share capital of the Company, may request the addition of one or several new items on the agenda of the general meeting. This right shall be exercised upon request of the shareholders in writing submitted to the Company by registered letter at the address of the registered office of the Company. The requests shall include the details requested in the convening notice. The requests from the shareholders shall be received by the Company no later than eight (8) calendar days before the general meeting.

9.6

With respect to Shares which are not listed on a stock exchange, any Shareholder who holds one or more of such non-listed Share(s) of the Company, who is registered in the share register of the Company relating to such non-listed Shares on the Record Date, shall be admitted to the relevant general meeting.

Article 10 Conduct of general meetings of shareholders

10.1

The annual general meeting of shareholders shall be held within six (6) months of the end of the financial year in the Grand Duchy of Luxembourg at the registered office of the Company or at such other place in the Grand Duchy of Luxembourg as may be specified in the convening notice of such meeting. Other meetings of shareholders may be held at such place and time as may be specified in the respective convening notices. Holders of bonds are not entitled to attend meetings of shareholders.

10.2

A board of the meeting (bureau) shall be formed at any general meeting of shareholders, composed of a chairman, a secretary and a scrutineer who need neither be shareholders nor members of the board of directors. The board of the meeting shall ensure that the meeting is held in accordance with applicable rules and, in particular, in compliance with the rules in relation to convening, majority requirements, vote tallying and representation of shareholders.

10.3	An attendance list must be kept at all general meetings of shareholders.

10.4

A shareholder may act at any general meeting of shareholders by appointing another person as his proxy in writing or by facsimile, electronic mail or any other similar means of communication. One person may represent several or even all shareholders.

10.5

Shareholders taking part in a meeting by conference call, through video conference or by any other means of communication allowing for their identification, allowing all persons taking part in the meeting to hear one another on a continuous basis and allowing for an effective participation of all such persons in the meeting, are deemed to be present for the computation of the quorums and votes, subject to such means of communication being made available at the place of the meeting.

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10.6

The board of directors may in its sole discretion authorize each shareholder to vote at a general meeting through a signed voting form sent by post, electronic mail, facsimile or any other means of communication authorised by the board of directors to the Company’s registered office or to the address specified in the convening notice. Subject to such authorization by the board of directors, the shareholders may only use voting forms provided by the Company which contain at least the place, date and time of the meeting, the agenda of the meeting, the proposals submitted to the shareholders, as well as for each proposal three (3) boxes allowing the shareholder to vote in favour thereof, against, or abstain from voting by ticking the appropriate box. The Company will only take into account voting forms received prior to the general meeting of shareholders to which they relate. For the avoidance of doubt, shareholders may not vote by voting forms where the board of directors has not authorized such voting method for a given general meeting.

10.7

Voting forms which, for a proposed resolution, do not show (i) a vote in favour of the proposed resolution, (ii) a vote against the proposed resolution or (iii) an abstention from voting on the proposed resolution, are void with respect to such resolution. If a shareholder votes by means of a voting form, the voting form shall be deposited at the registered office of the Company or with an agent of the Company duly authorised to receive such voting forms. The Company shall only take into account voting forms received no later than two (2) business days prior to the date of the general meeting to which they relate. The board of directors may set a shorter period for the submission of the voting forms.

10.8

If a shareholder votes by means of proxy, the proxy shall be deposited at the registered office of the Company or with an agent of the Company duly authorised to receive such proxies. The Company shall only take into account proxies received no later than two (2) business days prior to the date of the general meeting to which they relate.

10.9

A holder of Shares held through the operator of a securities settlement system or with a Depositary wishing to attend a general meeting must provide the Company with a certificate issued by such operator or Depositary certifying the number of Shares recorded in the relevant account on the Record Date and showing that such Shares are blocked until the closing of the general meeting to which it relates. Such certificate must be provided to the Company no later than two (2) business days prior to the date of such general meeting. If such holder of Shares votes by means of a proxy, article 10.8 of these articles of association shall apply.

10.10

The board of directors may determine further conditions that must be fulfilled by the shareholders for them to take part in any general meeting of shareholders and shorten or prolong periods for receipt of proxies and voting forms in the convening notice.

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10.11

In connection with each general meeting, the board of directors is authorized to provide such rules of deliberations and such conditions for allowing shareholders to take part in the meeting as the board of directors deems appropriate.

10.12

Except to the extent inconsistent with the rules and conditions as adopted by the board of directors, the person presiding over the general meeting shall have the power and authority to prescribe such additional rules and conditions and to do all such acts as, in the judgment of such person, are appropriate for the proper conduct of the meeting. Such rules and conditions, whether adopted by the board of directors or prescribed by the person presiding over the meeting, may include, in each case to the extent permitted by applicable law:

•	determining the order of business for the meeting subject to compliance with the agenda for the meeting;

•	rules and procedures for maintaining order at the meeting and the safety of those present;

•

limitations on attendance at or participation in the meeting to shareholders of record, their duly authorized and constituted attorneys or such other persons as the person presiding over the meeting shall determine;

•	restrictions on entry to the meeting after the time fixed for the commencement thereof; and

•	limitations on the time allotted to questions or comments by participants.

Article 11 Quorum, majority and vote

11.1	Each share entitles to one vote in general meetings of shareholders.

11.2

Subject to the rules of the applicable stock exchange, if any, on which a Share is listed, the board of directors may suspend the voting rights of any shareholder in breach of his/her/its obligations under any relevant contractual arrangement entered into by such shareholder. A shareholder may individually decide not to exercise, temporarily or permanently, all or part of his voting rights. The waiving shareholder is bound by such waiver and the waiver is mandatory for the Company upon notification to the latter.

11.3

Subject to the rules of the applicable stock exchange, if any, on which a Share is listed, in case the voting rights of one of several shareholders are suspended or the exercise of the voting rights has been waived by one or several shareholders in accordance with Article 11.2, such shareholders may attend any general meeting of the Company but the shares they hold are not taken into account for the determination of the conditions of quorum and majority to be complied with at the general meetings of the Company.

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11.4

Except as otherwise required by the Law or these articles of association, resolutions at a general meeting of shareholders duly convened shall not require any quorum and shall be adopted at a simple majority of the votes validly cast regardless of the portion of capital represented. Abstentions and nil votes shall not be taken into account.

Article 12 Amendments of the articles of association

12.1

Except as otherwise provided herein or by the Law, these articles of association may be amended by a majority of at least two thirds of the votes validly cast at a general meeting at which a quorum of more than half of the Company’s share capital is present or represented. If no quorum is reached in a meeting, a second meeting may be convened in accordance with the provisions of Article 9.3, which may deliberate regardless of the quorum and at which resolutions are adopted at a majority of at least two thirds of the votes validly cast. Abstentions and nil votes shall not be taken into account.

12.2

Subject to the rules of the applicable stock exchange, if any, on which a Share is listed, in case voting rights of one of several shareholders are suspended or the exercise of the voting rights has been waived by one or several shareholders in accordance with Article 11.2, the provisions of Article 11.3 of these Articles of Association apply mutatis mutandis.

Article 13 Change of nationality

The shareholders may change the nationality of the Company by a resolution of the general meeting of shareholders adopted in the manner required for an amendment of these articles of association.

Article 14 Adjournment of general meeting of shareholders

Subject to the provisions of the Law, the board of directors may, during the course of any general meeting, adjourn such general meeting for four (4) weeks. The board of directors shall do so at the request of one or several shareholders representing at least ten per cent (10%) of the share capital of the Company. In the event of an adjournment, any resolution already adopted by the general meeting of shareholders shall be cancelled.

Article 15 Minutes of general meetings of shareholders

15.1	The board of any general meeting of shareholders shall draw up minutes of the meeting which shall be signed by the members of the board of the meeting as well as by any shareholder upon its request.

15.2

Any copy and excerpt of such original minutes to be produced in judicial proceedings or to be delivered to any third party, shall be certified as a true copy of the original by the notary having had custody of the original deed in case the meeting has been recorded in a notarial deed, or shall be signed by the chairman of the board of directors, if any, or by any two (2) of its members.

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Article 16 Rules applicable in case of listing on a EU Regulated Market

16.1

In case the shares of the Company are admitted to trading on a regulated market within the meaning of Directive 2014/65/EU within the territory of the European Economic Area (the “EU Regulated Market”), the provisions of these articles of association shall apply with the following amendments and supplements:

16.2

Article 9.3 shall be replaced as follows: The convening notice for any general meeting of shareholders must contain (a) the agenda of the meeting, (b) the place, date and time of the meeting, (c) the description of the procedures that Shareholders must comply with in order to be able to participate and cast their votes in the general meeting, (d) statement of the Record Date and the manner in which shareholders have to register and a statement that only those who are shareholders on that date shall have the right to participate and vote in the general meeting, (e) indication of the postal and electronic addresses where and how the full unbridged text of the documents to be submitted to the general meeting and the draft resolutions may be obtained and (f) indication of the address of the internet site on which this information is available. Such notice shall take the form of announcements published (i) at least thirty (30) days before the meeting, in the Recueil Electronique des Sociétés et Associations and in a Luxembourg newspaper and (ii) in a manner ensuring fast access to it on a non-discriminatory basis in such media as may reasonably be relied upon for the effective dissemination of information throughout the European Economic Area. A notice period of at least seventeen (17) days applies, in case of a second or subsequent convocation of a general meeting convened for lack of quorum required for the meeting convened by the first convocation, provided that this Article 9.3 has been complied with for the first convocation and no new item has been put on the agenda. In case the Shares are listed on a foreign stock exchange, the notices shall in addition be published in such other manner as may be required by laws, rules or regulations applicable to such stock exchange from time to time. If all of the shareholders are present or represented at a general meeting of shareholders and have waived any convening requirements, the meeting may be held without prior notice or publication.

16.2.1

Article 9.4 shall be replaced as follows: Any shareholder who holds one or more Shares of the Company at 00:00 (midnight Luxembourg time) on the date falling fourteen (14) days prior to (and excluding) the date of the general meeting (the “Record Date”) shall be admitted to the relevant general meeting of shareholders. Any Shareholder who wishes to attend the general meeting must inform the Company thereof at the latest on the Record Date, in a manner to be determined by the board of directors in the convening notice. In case of Shares held through or with a professional depository or

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sub-depository designated by such depository, a holder of Shares wishing to attend a general meeting of shareholders should receive from such operator or depository or sub-depository a certificate certifying the number of Shares recorded in the relevant account on the Record Date. The certificate should be submitted to the Company at its registered address no later than three (3) business days prior to the date of the general meeting. In the event that the Shareholder votes through proxies, the proxy has to be deposited at the registered office of the Company at the same time or with any agent of the Company, duly authorised to receive such proxies. The board of directors may set a shorter period for the submission of the certificate or the proxy.

16.3

Article 9.5 shall be replaced as follows: One or several Shareholders, representing at least five percent (5%) of the Company’s issued share capital, may (i) request to put one or several items to the agenda of any general meeting of shareholders, provided that such item is accompanied by a justification or a draft resolution to be adopted in the general meeting, or (ii) table draft resolutions for items included or to be included on the agenda of the general meeting. Such requests must be sent to the Company’s registered office in writing by registered letter or electronic means at least twenty-two (22) days prior to the date of the general meeting and include the postal or electronic address of the sender. In case such request entails a modification of the agenda of the relevant meeting, the Company will make available a revised agenda at least fifteen (15) days prior to the date of the general meeting.

16.4	Within fifteen (15) days following the general meeting of Shareholders, the Company shall publish on its website the voting results.

D.	MANAGEMENT

Article 17 Composition and powers of the board of directors, board rules

17.1

The Company shall be managed by a board of directors composed of at least three (3) directors (but in all cases an odd number), which shall be appointed pursuant to these articles of association and any nomination agreement to which the Company is a party as may be further determined in the board rules adopted by the board of directors. The directors shall be appointed by the general meeting of shareholders which shall determine their number, fix their remuneration, and their term of office, which may not exceed three (3) years. Directors may be reappointed for successive terms.

17.2

The board of directors is vested with the broadest powers to act in the name of the Company and to take any action necessary or useful to fulfill the Company’s corporate purpose, with the exception of the powers reserved by the Law or by these Articles of Association to the general meeting of shareholders.

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17.3

The board of directors shall determine its own rules of procedure and may create one or several committees. The composition and the powers of such committee(s), the terms of the appointment, removal, remuneration and duration of the mandate of its/their members, as well as its/their rules of procedure are determined by the board of directors. The board of directors shall be in charge of the supervision of the activities of the committee(s). For the avoidance of doubt, such committees shall not constitute management committee in the sense of Article 441-11 of the Law.

17.4

The board of directors may, unanimously, pass resolutions by circular means when expressing its approval in writing, by facsimile, electronic mail or any other similar means of communication. Each director may express his consent separately, the entirety of the consents evidencing the adoption of the resolutions. The date of such resolutions shall be the date of the last signature.

Article 18 Daily management

The daily management of the Company as well as the representation of the Company in relation to such daily management may be delegated to one or more directors, officers or other agents, acting individually or jointly. Their appointment, removal and powers shall be determined by a resolution of the board of directors.

Article 19 Appointment, removal and term of office of directors

19.1	The directors shall be appointed by the general meeting of shareholders which shall determine their remuneration and term of office.

19.2	Each director is appointed by the general meeting of shareholders at a simple majority of the votes validly cast.

19.3	Any director may be removed from office at any time with or without cause by the general meeting of shareholders at a simple majority of the votes validly cast.

19.4

If a legal entity is appointed as director of the Company, such legal entity must designate a physical person as permanent representative who shall perform this role in the name and on behalf of the legal entity. The relevant legal entity may only remove its permanent representative if it appoints a successor at the same time. An individual may only be a permanent representative of one (1) director of the Company and may not be himself a director of the Company at the same time.

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Article 20 Vacancy in the office of a director

20.1

In the event of a vacancy in the office of a director because of death, legal incapacity, bankruptcy, resignation or otherwise, this vacancy may be filled on a temporary basis and for a period of time not exceeding the initial mandate of the replaced director by the remaining directors until the next meeting of shareholders which shall resolve on the permanent appointment in compliance with the applicable legal provisions.

20.2	In case the vacancy occurs in the office of the Company’s sole director, such vacancy must be filled without undue delay by the general meeting of shareholders.

Article 21 Conflict of interests

21.1

Save as otherwise provided by the Law, any director who has, directly or indirectly, a financial interest conflicting with the interest of the Company in connection with a transaction falling within the competence of the board of directors, must inform the board of directors of such conflict of interest and must have his declaration recorded in the minutes of the board meeting. The relevant director may not take part in the discussions relating to such transaction nor vote on such transaction. Any such conflict of interest must be reported to the next general meeting of shareholders prior to such meeting taking any resolution on any other item.

21.2

Where the Company comprises a single director, transactions made between the Company and the director having an interest conflicting with that of the Company are only mentioned in the resolution of the sole director.

21.3

Where, by reason of a conflicting interest, the number of directors required in order to validly deliberate is not met, the board of directors may decide to submit the decision on this specific item to the general meeting of shareholders.

21.4	The conflict of interest rules shall not apply where the decision of the board of directors or the sole director relates to day-to-day transactions entered into under normal conditions.

21.5

The daily manager(s) of the Company, if any, are subject to articles 21.1 to 21.4 of these articles of association provided that if only one (1) daily manager has been appointed and is in a situation of conflicting interests, the relevant decision shall be adopted by the board of directors.

Article 22 Dealing with third parties

22.1

The Company shall be bound towards third parties in all circumstances by the joint signature of any two (2) directors or by the joint signature or the sole signature of any person(s) to whom such signatory power may have been delegated by the board of directors within the limits of such delegation.

22.2

Within the limits of the daily management, the Company shall be bound towards third parties by the signature of any person(s) to whom such power may have been delegated, acting individually or jointly in accordance within the limits of such delegation.

15

Article 23 Indemnification

23.1

The members of the board of directors, officers, employees and agents of the Company are not held personally liable for the indebtedness or other obligations of the Company. As agents of the Company, they are responsible for the performance of their duties. Subject to the exceptions and limitations listed in article 23.2 and mandatory provisions of law, every person who is, or has been, a member of the board of directors, officer (mandataire) or agent of the Company (and any other persons to which applicable law permits the Company to provide indemnification, including any person who is or was a director or officer of the Company, is or was serving at the request of the Company as a director, officer (mandataire), employee or agent of another company, partnership, joint venture, trust or other enterprise or employee benefit plan) (collectively, the “Covered Persons”), shall be indemnified by the Company to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by them in connection with any claim, action, suit or proceeding which they become involved as a party or otherwise by virtue of his or her being or having been a Covered Person and against amounts paid or incurred by him or her in the settlement thereof. If applicable law is amended after approval of this Article 23 to authorize corporate action further eliminating or limiting the personal liability of Covered Persons, then the liability of a Covered Person to the Company shall be eliminated or limited to the fullest extent permitted by applicable law as so amended. The words “claim”, “action”, “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or otherwise including appeals) actual or threatened and the words “liability” and “expenses” shall include without limitation attorneys’ fees, costs, judgments, amounts paid in settlement and other liabilities.

23.2

Expenses (including attorneys’ fees) incurred by a Covered Person in defending any claim (save for fraud, negligence or willful misconduct’s claims) shall be paid by the Company in advance of the final disposition of such claim upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company as authorized in this Article 23. Such expenses (including attorneys’ fees) incurred by former Covered Persons may be so paid upon such terms and conditions, if any, as the Company deems appropriate.

16

23.3

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article 23 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under this present articles of association, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Company that indemnification of the persons specified in this Article 23 shall be made to the fullest extent permitted by law.

23.4

Any repeal or modification of this Article 23 by the shareholders of the Company shall only be prospective and shall not affect the rights to indemnification and to the advancement of expenses of a Covered Person or protections or increase the liability of any Covered Person under this Article 23 in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

23.5

No indemnification shall be provided to any Covered Person (i) against any liability by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office (ii) with respect to any matter as to which he or she shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company or (iii) in the event of a settlement, unless the settlement has been approved by a court of competent jurisdiction or by the board of directors. The termination of any claim, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any claim, had reasonable cause to believe that such person’s conduct was unlawful.

23.6

The right of indemnification herein provided shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect or limit any rights to indemnification to which corporate personnel, including Covered Persons, may be entitled by contract or otherwise under law. The Company shall specifically be entitled to provide contractual indemnification to and may purchase and maintain insurance for any corporate personnel, including Covered Persons, as the Company may decide upon from time to time.

23.7

Notwithstanding any rights to indemnification, advancement of expenses and/or insurance that may be provided by any persons who is a pension fund, private investment fund or institutional lender or any wholly owned subsidiary of the foregoing, including for the avoidance of doubt, Oaktree Capital Management, L.P. and each of its managed funds and each affiliate of the foregoing (other than the

17

Company and its subsidiaries) (collectively, the “Other Indemnitors”), to a Covered Person, with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the Company: (i) shall be the indemnitor of first resort (i.e., its obligations to Covered Persons are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Covered Persons are secondary); and (ii) shall be required to advance the full amount of expenses incurred by Covered Persons and shall be liable for the full amount of all liabilities, without regard to any rights Covered Persons may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of Covered Persons with respect to any claim for which Covered Persons have sought indemnification from the Company shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Covered Persons against the Company. Notwithstanding anything to the contrary herein, the obligations of the Company under this Article 23 shall only apply to Covered Persons in their capacity as Covered Persons.

E.	AUDIT AND SUPERVISION

Article 24 Auditor(s)

24.1

The transactions of the Company shall be supervised by one or several statutory auditors (commissaires). The general meeting of shareholders shall appoint the statutory auditor(s) and shall determine their term of office, which may not exceed six (6) years.

24.2

The general meeting of shareholders of the Company shall appoint one or more independent auditors (réviseurs d’entreprises agréés) in accordance with Article 69 of the law of 19 December 2002 regarding the trade and companies register and the accounting and annual accounts of undertakings, as amended, the institution of statutory auditors is no longer required.

24.3	An independent auditor may only be removed by the general meeting of shareholders for cause or with his approval.

F.	FINANCIAL YEAR – ANNUAL ACCOUNTS – ALLOCATION OF PROFITS – INTERIM DIVIDENDS

Article 25 Financial year

The financial year of the Company shall begin on the first of January of each year and shall end on the thirty-first of December of the same year.

Article 26 Annual accounts and allocation of profits

26.1

At the end of each financial year, the accounts are closed and the board of directors draws up an inventory of the Company’s assets and liabilities, the balance sheet and the profit and loss accounts in accordance with the law.

18

26.2

Of the annual net profits of the Company, five per cent (5%) at least shall be allocated to the legal reserve. This allocation shall cease to be mandatory as soon and as long as the aggregate amount of such reserve amounts to ten per cent (10%) of the share capital of the Company.

26.3	Sums contributed to a reserve of the Company may also be allocated to the legal reserve.

26.4	In case of a share capital reduction, the Company’s legal reserve may be reduced in proportion so that it does not exceed ten per cent (10%) of the share capital.

26.5

Upon recommendation of the board of directors, the general meeting of shareholders shall determine how the remainder of the Company’s profits shall be used in accordance with the Law and these articles of association.

26.6	Distributions shall be made to the shareholders in proportion to the number of Shares they hold in the Company.

Article 27 Interim dividends - Share premium and assimilated premiums

27.1	The board of directors may proceed with the payment of interim dividends subject to the provisions of the Law.

27.2	Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the Law and these articles of association.

G.	LIQUIDATION

Article 28 Liquidation

28.1

In the event of dissolution of the Company in accordance with Article 3.2 of these Articles of Association, the liquidation shall be carried out by one or several liquidators who are appointed by the general meeting of shareholders deciding on such dissolution and which shall determine their powers and their compensation. Unless otherwise provided, the liquidators shall have the most extensive powers for the realisation of the assets and payment of the liabilities of the Company.

28.2

The surplus resulting from the realisation of the assets and the payment of the liabilities shall be distributed among the shareholders in proportion to the number of Shares of the Company held by them.

H.	FINAL CLAUSE - GOVERNING LAW

Article 29 Governing law

All matters not governed by these articles of association shall be determined in accordance with the Law.

19

Exhibit 2.5

PRIVATE & CONFIDENTIAL

AGREED VERSION

Originally dated 14 December 2018, as amended and restated on 24 June 2021 and

15 June 2022

ALVOTECH HOLDINGS S.A.

as Issuer

ALVOTECH HF.

ALVOTECH GERMANY GMBH

ALVOTECH HANNOVER GMBH

ALVOTECH SWISS AG

as Guarantors

THE BONDHOLDERS NAMED HEREIN

as Bondholders

MADISON PACIFIC TRUST LIMITED

as Security Trustee

and

MADISON PACIFIC TRUST LIMITED

as Registrar, Paying Agent and Calculation Agent

TRANCHE A BOND INSTRUMENT

Alvotech - Bond Instrument (Tranche A)

Clause		Page
1	Interpretation	2
2	Amount and Issue of Bonds	51
3	Status	51
4	Form, Denomination and Title	51
5	Registrar and Paying Agent; Transfers of Bonds; Issue of Bond Certificates	52
6	Guarantees	58
7	Security	67
8	Coupon	75
9	General Covenants	76
10	Initial Public Offering	104
11	Undertakings	107
12	Payments	109
13	Redemption, Purchase and Cancellation	111
14	Taxation	115
15	Events of Default	118
16	Meetings of Bondholders and Modifications	121
17	Waiver	122
18	Voting and Other Rights	122
19	Replacement of Bond Certificates	123
20	Notices	123
21	Disenfranchisement of Shareholder Affiliates	123
22	Currency of Account; Conversion of Currency; Currency Exchange Restrictions	124
23	Governing Law and Jurisdiction	126
24	Counterparts	127
Schedule 1 Form of Bond Certificate		128
Schedule 2 Form of Transfer Certificate		130
Schedule 3 Provisions for Meetings of Bondholders		133
Schedule 4 Form of Accession Letter		138
Schedule 5 Form of Investment Instruction		140
Schedule 6 Guarantors		141
Schedule 7 Bondholders		142
Schedule 8 List of Security Documents		143

i	Alvotech - Bond Instrument (Tranche A)

THIS AMENDED AND RESTATED BOND INSTRUMENT was originally dated 14 December 2018 (as amended and restated by the 2021 Amendment and Restatement Deed (as defined below) on 24 June 2021, and is further amended and restated by the 2022 Amendment and Restatement Deed (as defined below)) and is made by way of deed by:

1.

ALVOTECH HOLDINGS S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, Rue de Bitbourg, L-1273 Luxembourg Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register under number B 229.193 (the “Issuer”), which will be merged into the New Lux PubCo upon occurrence of Completion, and the New Lux PubCo will be the surviving entity and as such the universal successor (ayant cause à titre universel) of the Issuer and will assume all the rights and obligations of the Issuer upon occurrence of Completion in accordance with the terms of the 2022 Amendment and Restatement Deed;

2.	THE GUARANTORS named in Schedule 6 (Guarantors) hereto (together, the “Initial Guarantors” and each, an “Initial Guarantor”);

3.	THE BONDHOLDERS named in Schedule 7 (Bondholders) hereto (together, the “Bondholders” and each, a “Bondholder”);

4.	MADISON PACIFIC TRUST LIMITED as security trustee (the “Security Trustee”); and

5.	MADISON PACIFIC TRUST LIMITED as Registrar, Paying Agent and Calculation Agent.

Whereas:

(i)	The Issuer has in accordance with its Articles of Association and by resolutions of its Board, created and issued the Bonds pursuant to this Instrument;

(ii)

The Initial Guarantors have, in accordance with their respective organisational documents and by resolutions of their respective board of directors and/or shareholders, as the case may be, agreed to unconditionally, irrevocably, jointly and severally guarantee the payment of all sums expressed to be payable by the Issuer under this Instrument and the Bonds, as and when the same becomes due and payable, and the performance of all other obligations expressed to be assumed by the Issuer according to the terms of this Instrument and the Bonds;

(iii)

The Pledgors have, pursuant to the Security Documents (as defined below) entered into between each of them and the Security Trustee, granted certain security to the Security Trustee on behalf of the Bondholders, to secure the Issuer’s repayment obligations under the Bonds and the Guarantors’ obligations under their respective Guarantees;

(iv)

The Security Trustee has agreed to act as the security trustee, the Registrar has agreed to act as the registrar, the Paying Agent has agreed to act as the paying agent and the Calculation Agent has agreed to act as the calculation agent, in each case on the following terms and conditions; and

(v)

Each party hereto has agreed to amend and restate this Instrument by the 2021 Amendment and Restatement Deed on the 2021 A&R Effective Date and by the 2022 Amendment and Restatement Deed on the 2022 A&R Effective Date.

1	Alvotech - Bond Instrument (Tranche A)

NOW THIS INSTRUMENT WITNESSES AND THE ISSUER DECLARES as follows:

1	Interpretation

1.1	The following expressions have the following meanings:

“2018 and 2019 Subscription Agreements” has the meaning given to it in Condition 2;

“2021 Amendment and Restatement Deed” means the amendment and restatement deed relating to the Bonds dated 24 June 2021 and made between, amongst others, the Issuer as issuer, the Bondholders as bondholders and Madison Pacific Trust Limited as security trustee, paying agent, registrar and calculation agent.

“2021 A&R Effective Date” means 24 June 2021.

“2021 A&R Security Documents” means, collectively, the “Luxembourg Account Pledge” and the “Supplemental Security Documents” (each as defined in the 2021 Amendment and Restatement Deed).

“2022 Amendment and Restatement Deed” means the amendment and restatement deed relating to the Bonds dated 15 June 2022 and made between, amongst others, the Issuer as issuer, New Lux PubCo, the Bondholders as bondholders and Madison Pacific Trust Limited as security trustee, paying agent, registrar and calculation agent.

“2022 A&R Effective Date” has the meaning given to the term “Effective Date” in the 2022 Amendment and Restatement Deed.

“2022 A&R Security Documents” has the meaning given to the term “Supplemental Security Documents” in the 2022 Amendment and Restatement Deed.

“ABL Collateral” means all or any of the following assets and properties owned as of the Issue Date, or at any time thereafter acquired, by the Issuer or any Restricted Subsidiary: (1) all Inventory; (2) all Accounts arising from the sale of Inventory or the provision of services; (3) to the extent evidencing, governing or securing the obligations of Account Debtors in respect of the items referred to in the preceding clauses (1) and (2), all (a) General Intangibles, (b) Chattel Paper, (c) Instruments, (d) Documents, (e) Payment Intangibles (including tax refunds), other than any Payment Intangibles that represent tax refunds in respect of or otherwise relate to real property, Fixtures or Equipment and (f) Supporting Obligations; (4) collection accounts and Deposit Accounts, including any Lockbox Account, and any cash or other assets in any such accounts constituting Proceeds of clause (1) or (2) (excluding identifiable cash proceeds in respect of real estate, Fixtures or Equipment or from the sale of the Bonds); (5) all Indebtedness that arises from cash advances to enable the obligor or obligors thereon to acquire Inventory, and any Deposit Account into which such cash advances are deposited (excluding identifiable cash proceeds from the sale of the Bonds); (6) all books and records related to the foregoing; and (7) all Products and Proceeds of any and all of the foregoing in whatever form received, including proceeds of insurance policies related to Inventory or Accounts arising from the sale of Inventory of the Issuer or any Restricted Subsidiary or the provision of services by the Issuer or any Restricted Subsidiary and business interruption insurance. All capitalised terms used in this definition and not defined elsewhere herein have the meanings assigned to them in the Uniform Commercial Code;

2	Alvotech - Bond Instrument (Tranche A)

“Account Pledge (Alvotech hf. Operating Accounts)” means an Icelandic law governed pledge dated on 14 December 2018 and between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of the Alvotech hf. Operating Accounts.

“Account Pledge (Issuer Operating Account)” means an Icelandic law governed pledge dated on 14 December 2018 and made between the Issuer as pledger and Madison Pacific Trust Limited as security trustee in respect of the Issuer Operating Account.

“Account Pledge (Liquidity Account)” means an Icelandic law governed pledge dated on 14 December 2018 and made between the Issuer as pledger and Madison Pacific Trust Limited as security trustee in respect of the Liquidity Account.

“Acquired Indebtedness” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person;

“Additional Amounts” has the meaning given to it in Condition 14.1;

“Adjusted Treasury Rate” means, with respect to any Relevant Redemption Date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the second anniversary of the 2021 A&R Effective Date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Relevant Redemption Date, in each case calculated on the third Business Day immediately preceding such Relevant Redemption Date;

“Affiliate” of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person;

“Affiliate Transaction” has the meaning given to it in Condition 9.8;

“Alternative Stock Exchange” means at any time after the Listing Date, in the case of the Shares, if they are not at that time listed and traded on the Stock Exchange, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in;

3	Alvotech - Bond Instrument (Tranche A)

“Alvogen Lux” means Alvogen Lux Holdings S.à r.l., a private company with limited liability (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg, having its registered office at 5, rue Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register under number B 149.045;

“Alvotech hf. Operating Accounts” means the ISK account (account number 0133-26-000200), the USD account (account number 0133-38-100200) and the EUR account (account number (account number 0133-38-710200) with Landsbankinn hf. and any account(s) opened in replacement of such account(s) or as a subaccount of such account(s);

“Applicable Premium” means:

(1)

with respect to a Bond at an Optional Redemption Date, a Change of Control Put Date, or as applicable the relevant redemption date in connection with any Asset Sale Offer (each a “Relevant Redemption Date”), in each case:

(a)	falling during the period from (and including) the 2021 A&R Effective Date to (but excluding) the second anniversary of the 2021 A&R Effective Date, the greater of:

(1)	2% of the principal amount of such Bond; and

(2)

the excess of (x) the present value at such Optional Redemption Date of the Bond plus all required and scheduled interest and coupon payments (including by way of capitalized interest or coupon, and interest and coupon which would thereafter accrue on such capitalized amount) that would otherwise have accrued or been due in respect of such Bond from (and including) the Optional Redemption Date to (and excluding) the second anniversary of the 2021 A&R Effective Date, computed using a discount rate equal to the Adjusted Treasury Rate plus 50 basis points, over (y) the principal amount of such Bond on such Optional Redemption Date;

(b)

falling during the period from (and including) the second anniversary of the 2021 A&R Effective Date to (but excluding) the third anniversary of the 2021 A&R Effective Date, 2% of the principal amount of such Bond; and

(c)	falling on or at any time after the third anniversary of the 2021 A&R Effective Date onwards, zero; and

(2)	with respect to a Bond at a Special Put Date:

(a)	falling during the period from (and including) the 2021 A&R Effective Date to (but excluding) the third anniversary of the 2021 A&R Effective Date, 2% of the principal amount of such Bond; and

4	Alvotech - Bond Instrument (Tranche A)

(b)	falling on or at any time after the third anniversary of the 2021 A&R Effective Date onwards, zero;

“Articles of Association” means the articles of association of the Issuer in force from time to time;

“Asset Acquisition” means (1) an investment by the Issuer or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Issuer or any Restricted Subsidiary; or (2) an acquisition by the Issuer or any Restricted Subsidiary of the property and assets of any Person other than the Issuer or any Restricted Subsidiary that constitute substantially all of a division or line of business of such Person;

“Asset Disposition” means the sale or other disposition by the Issuer or any Restricted Subsidiary (other than to the Issuer or another Restricted Subsidiary) of (1) all or substantially all of the Capital Stock of any Restricted Subsidiary; or (2) all or substantially all of the assets that constitute a division or line of business of the Issuer or any Restricted Subsidiary;

“Asset Sale” means:

(1)

any direct or indirect sale, conveyance, transfer, lease (other than an operating lease entered into in the ordinary course of business) or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of the Issuer or any Restricted Subsidiary of the Issuer, including any disposition by means of a merger, consolidation or similar transaction (each referred to in this definition as a “disposition”) or

(2)

the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) in any Restricted Subsidiary (other than to the Issuer or another Restricted Subsidiary of the Issuer) (whether in a single transaction or a series of related transactions), in each case other than:

(a)

a disposition of (i) Cash Equivalents or Investment Grade Securities, (ii) obsolete, damaged or worn out property or equipment in the ordinary course of business of the Issuer and its Restricted Subsidiaries, (iii) Inventory (as defined in the Uniform Commercial Code) or goods (or other assets) held for sale in the ordinary course of business or (iv) equipment or other assets as part of a trade-in for replacement equipment;

(b)	the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to Condition 9.11 or any disposition that constitutes a Change of Control;

(c)	any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under Condition 9.5;

(d)

any disposition of assets or issuance or sale of Equity Interests, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value (as determined in good faith by the Issuer) of less than US$7,500,000 (or the Dollar Equivalent thereof), in each case whether in a single transaction or a series of related transactions;

5	Alvotech - Bond Instrument (Tranche A)

(e)

any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary of the Issuer to the Issuer or by the Issuer or a Restricted Subsidiary of the Issuer to a Restricted Subsidiary of the Issuer (or to an entity that contemporaneously therewith becomes a Restricted Subsidiary);

(f)

any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater market value or usefulness to the business of the Issuer and its Restricted Subsidiaries as a whole, as determined in good faith by the Issuer;

(g)	foreclosure on assets of the Issuer or any of its Restricted Subsidiaries;

(h)	the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(i)

any license, collaboration agreement, strategic alliance or similar arrangement in the ordinary course of business on an arm’s length basis providing for the licensing of Proprietary Rights or the development or commercialisation of Proprietary Rights that, at the time of such license, collaboration agreement, strategic alliance or similar arrangement, does not materially and adversely affect the Issuer’s business, condition (financial or otherwise) or prospects, taken as a whole;

(j)

a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(k)

the sale of any property in a Sale/Leaseback Transaction within six months of the acquisition of such property, or Sale/Leaseback Transactions of equipment and property of the Issuer or any Restricted Subsidiary entered into within six months of the Issue Date in an aggregate amount not to exceed US$10,000,000 (or the Dollar Equivalent thereof);

(l)	any surrender or waiver of contract rights or the settlement of, release of, recovery on or surrender of contract, tort or other claims of any kind;

(m)

in the ordinary course of business, any swap of assets, or lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements) of comparable or greater value or usefulness to the business of the Issuer and its Restricted Subsidiaries taken as a whole, as determined in good faith by the Issuer;

(n)

any financing transaction with respect to property built or acquired by the Issuer or any of its Restricted Subsidiaries after the Issue Date, including any Sale/Leaseback Transaction or asset securitisation, permitted by this Instrument;

(o)	dispositions consisting of Permitted Liens;

6	Alvotech - Bond Instrument (Tranche A)

(p)

any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Issuer or a Restricted Subsidiary of the Issuer) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition; and

(q)

dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

“Asset Sale Offer” has the meaning given to it in Condition 9.7(b);

“Aztiq Pharma” means Aztiq Pharma Partners S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 5, rue Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register under number B 147.728;

“Bank Indebtedness” means any and all amounts payable under or in respect of any Credit Agreement and the other Credit Agreement Documents as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of such Credit Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganisation relating to the Issuer whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof;

“Base Currency” has the meaning given to it in Condition 22.2;

“BCA” means the business combination agreement dated 7 December 2021 and made between the Issuer, New Lux PubCo and Oaktree Acquisition Corp II.

“Board” means the board of directors of the Issuer;

“Bond Certificate” has the meaning given to it in Condition 4.1;

“Bond Documents” means collectively, this Instrument, the Bonds, the 2021 Amendment and Restatement Deed, the 2022 Amendment and Restatement Deed, the Security Documents, the Intercreditor Deed, the Calculation Agency Agreement, the Subscription Agreements and any other document designated as a “Bond Document” by the Issuer and Bondholders;

“Bondholders”, and (in relation to a Bond) holder means the person in whose name a Bond is registered in the Register of Bondholders;

“Bonds” means the bonds issued or to be issued under this Instrument (but in the case of bonds to be issued hereunder, pursuant to the Subscription Agreements) due 2025 in an aggregate principal amount of US$174,707,377;

7	Alvotech - Bond Instrument (Tranche A)

“Business Day” means a day other than a Saturday or Sunday on which commercial banks are open for business in Luxembourg, Hong Kong, London and New York City, in the case of a surrender of a Bond Certificate, in the place where the Bond Certificate is surrendered;

“Calculation Agent” has the meaning given to it in the Calculation Agency Agreement (as amended and/or restated from time to time);

“Calculation Agency Agreement” means the calculation agency agreement dated 23 April 2021 and made between the Issuer and the Calculation Agent.

“Capital Distribution” means any distribution of assets in specie charged or provided or to be provided for in the accounts of the Issuer for any financial period (whenever paid or made and however described) but excluding a cash Dividend and a distribution of assets in specie in lieu of a cash Dividend (and for these purposes a distribution of assets in specie includes without limitation an issue of shares or other securities credited as fully or partly paid-up (other than Shares credited as fully paid) by way of capitalisation of reserves);

“Capital Stock” means (1) in the case of a corporation, corporate stock or shares, (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including Preferred Stock, but excluding any debt securities convertible into such equity, (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited), and (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person;

“Capitalised Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalised and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with IFRS and excluding, for the avoidance of doubt, any cash expenditure arising from an operating lease or lease which, in accordance with IFRS, is treated as an operating lease;

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital (including the capital reserves) of the Issuer used for purposes of calculating the amount of Indebtedness that may be Incurred as “Contribution Indebtedness” as described in the definition of “Contribution Indebtedness;” provided that such cash contributions shall cease to be treated as the Cash Contribution Amount to the extent the related Contribution Indebtedness has been reclassified in accordance with Condition 9.4;

“Cash Equivalents” means:

(1)	U.S. dollars, Canadian dollars, pounds sterling, euros or the national currency of any member state in the European Union;

(2)

securities issued or directly and fully guaranteed or insured by the U.S. government or any country that is a member of the European Union or any agency or instrumentality thereof (provided that the full faith and credit of such country or such member state is pledged in support thereof), in each case maturing not more than two years from the date of acquisition;

8	Alvotech - Bond Instrument (Tranche A)

(3)

certificates of deposit, time deposits and Eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not to exceed one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of US$250,000,000 (or the Dollar Equivalent thereof) and whose long-term debt is rated “A” by S&P or Fitch or “A2” by Moody’s (or reasonably equivalent ratings of another internationally recognized rating agency);

(4)

repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)

commercial paper issued by a corporation (other than an Affiliate of the Issuer) rated at least “A-1” or the equivalent thereof by Moody’s, S&P or Fitch (or reasonably equivalent ratings of another internationally recognized rating agency), and in each case maturing within one year after the date of acquisition;

(6)

readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from any of Moody’s, S&P or Fitch (or reasonably equivalent ratings of another internationally recognized rating agency), in each case with maturities not to exceed two years from the date of acquisition;

(7)

Indebtedness issued by Persons (other than an Affiliate of the Issuer) with a rating of “A” or higher from S&P or Fitch or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized rating agency), in each case with maturities not to exceed 12 months from the date of acquisition; and

(8)	investment funds investing at least 95.0 per cent. of their assets in securities of the types described in clauses (1) through (7) above;

“Change of Control” means the occurrence of any of the following events:

(1)

the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Issuer and its Subsidiaries, taken as a whole, to a Person other than (a) any of the Permitted Holders; (b) Alvogen Lux; or (c) the Issuer or any of its Restricted Subsidiaries;

(2)	the Permitted Holders and Alvogen Lux ceasing to, directly or indirectly, beneficially own and control at least 50.1 per cent. of the total voting power of the Voting Stock of the Issuer;

(3)

the Permitted Holders ceasing to, directly or indirectly, beneficially own, control or unconditionally direct the control of at least 25.0 per cent. of the total voting power of the Voting Stock of Alvogen Lux; provided that a Change of Control will not be deemed to have occurred under this clause (3) if the Permitted Holders, directly or indirectly, beneficially own and control at least 50.1 per cent of the total voting power of the Voting Stock of the Issuer (provided that, for the avoidance of doubt, the relevant percentage of the total voting power of the Voting Stock of Alvogen Lux shall be calculated after excluding any Capital Stock controlled by the Permitted Holders which carries a fixed rate of return in a distribution of either profit or capital); or

9	Alvotech - Bond Instrument (Tranche A)

(4)

the Permitted Holders (excluding Aztiq Pharma) ceasing to, directly or indirectly, beneficially own, control or unconditionally direct the control of more than 50.1 per cent. of the total voting power of the Voting Stock of Aztiq Pharma.

“Change of Control Put Date” has the meaning given to it in Condition 13.4(b);

“Change of Control Put Exercise Notice” has the meaning given to it in Condition 13.4(b);

“Change of Control Put Price” has the meaning given to it in Condition 13.4(a);

“Change of Control Put Right” has the meaning given to it in Condition 13.4(a);

“Change of Tax Law” has the meaning given to it in Condition 13.3;

“Closed Period” has the meaning given to it in Condition 5.7;

“Closing Price” for the Shares for any Trading Day shall be, after the Listing Date, the price published in the quotation sheet of the Stock Exchange for such day or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange for such day;

“Collateral” means all current and future collateral securing or purported to be securing, directly or indirectly, the Secured Obligations and shall initially consist of all Equity Interests of Alvotech hf., Alvotech Hannover GmbH, Alvotech Germany GmbH and Alvotech Swiss AG and all Intellectual Property Collateral;

“Companies Law” means the Luxembourg law on commercial companies of 10 August 1915, as amended from time to time;

“Comparable Treasury Issue” means the U.S. Treasury security having a maturity comparable to the second anniversary of the 2021 A&R Effective Date that would be utilised, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities with a maturity comparable maturity to the second anniversary of the 2021 A&R Effective Date;

“Comparable Treasury Price” means, with respect to any Optional Redemption Date, if paragraph (2) of the definition of “Adjusted Treasury Rate” is applicable, the average of three (or such lesser number as obtained by the Issuer) is available, Reference Treasury Dealer Quotations for such Optional Redemption Date;

“Completion” means the completion of the Proposed SPAC Listing;

“Completion Date” means the date on which Completion occurs;

“Completion Date Net Proceeds Amount” means the aggregate amount of Net Proceeds of the Proposed SPAC Listing as received by the Issuer on the Completion Date; provided that, for the avoidance of doubt, the Completion Date Net Proceeds Amount shall not include any proceeds to be received by the Issuer under the standby equity purchase agreement dated 14 April 2022 and made between the New Lux PubCo and YA II PN, LTD.

10	Alvotech - Bond Instrument (Tranche A)

“Confidential Information” has the meaning given to it in Condition 7.14;

“Confidential Parties” has the meaning given to it in Condition 7.14;

“Consolidated Interest Expense” means, for any period, the amount that would be included in gross interest expense on a consolidated income statement prepared in accordance with IFRS for such period of the Issuer and its Restricted Subsidiaries, minus interest income for such period, and plus, to the extent not included in such gross interest expense, and to the extent incurred, accrued or payable during such period by the Issuer and its Restricted Subsidiaries, without duplication, (1) interest expense attributable to Capitalized Lease Obligations, (2) amortisation of debt issuance costs and original issue discount expense and non-cash interest payments in respect of any Indebtedness, (3) the interest portion of any deferred payment obligation, (4) all commissions, discounts and other fees and charges with respect to letters of credit or similar instruments issued for financing purposes or in respect of any Indebtedness, (5) the net costs associated with Hedging Obligations (including the amortisation of fees, taking no account of any unrealised gains or losses or financial instruments other than any derivative instruments which are accounted for on a hedge accounting basis), (6) interest accruing on Indebtedness of any other Person that is Guaranteed by, or secured by a Lien on any asset of, the Issuer or any of its Restricted Subsidiaries, (7) any capitalized interest and (8) all other non-cash interest expense; provided that, interest expense attributable to interest on any Indebtedness bearing a floating interest rate will be computed on a pro forma basis at the rate in effect on the date of determination, in each case as if such rate had been the applicable rate for the entire relevant period; provided further that to the extent the document(s) governing any Indebtedness provide for an increase of the interest rate on such Indebtedness during the term of such Indebtedness, interest expense attributable to interest on such Indebtedness will be computed on the basis of the highest rate contemplated under such document(s);

“Consolidated Leverage Ratio” means, with respect to any Person, at any date, the ratio of (i) Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with IFRS) less the amount of Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date. In the event that the Issuer or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which the Consolidated Leverage Ratio is being calculated but prior to the event for which the calculation of the Consolidated Leverage Ratio is made (the “Consolidated Leverage Calculation Date”), then the Consolidated Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuer may elect pursuant to an Officer’s Certificate delivered to the Bondholders to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS), in each case with respect to a business, a division or an operating unit of a business, as applicable, and any operational changes that the Issuer or any

11	Alvotech - Bond Instrument (Tranche A)

of its Restricted Subsidiaries has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Consolidated Leverage Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes (and the change of any associated Indebtedness and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation or operational change, in each case with respect to a business, a division or an operating unit of a business, as applicable, that would have required adjustment pursuant to this definition, then the Consolidated Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officer’s Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period;

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1)

any net after-tax extraordinary, nonrecurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses or charges, any severance expenses, relocation expenses, curtailments or modifications to pension and postretirement employee benefit plans, any expenses related to any reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternate uses and fees, expenses or charges relating to facilities closing costs, acquisition integration costs, facilities opening costs, signing, retention or completion bonuses, expenses or charges related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalisation or issuance, repayment, refinancing, amendment or modification of Indebtedness shall be excluded; provided, however, that the aggregate amount so excluded pursuant to this clause (1) shall not exceed 15 per cent. of the Net Income of such Person and its Restricted Subsidiary as the case may be, for such period;

(2)

effects of purchase accounting adjustments (including the effects of such adjustments pushed down to such Person and such Subsidiaries) in amounts required or permitted by IFRS, resulting from the application of purchase accounting in relation to any consummated acquisition or the amortisation or write-off of any amounts thereof, net of taxes, shall be excluded;

12	Alvotech - Bond Instrument (Tranche A)

(3)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4)

any net after-tax income or loss from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded;

(5)

any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Issuer) shall be excluded;

(6)

any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness, Hedging Obligations or other derivative instruments shall be excluded;

(7)

the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8)

solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of “Cumulative Credit”, the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders or equityholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9)	any impairment charges or asset write-offs, in each case pursuant to IFRS, and the amortisation of intangibles arising pursuant to IFRS shall be excluded;

(10)

any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights shall be excluded;

(11)

any (a) one-time non-cash compensation charges, (b) costs and expenses after the Issue Date related to employment of terminated employees or (c) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue Date of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

13	Alvotech - Bond Instrument (Tranche A)

(12)

accruals and reserves that are established or adjusted within 12 months after the Issue Date and that are so required to be established or adjusted in accordance with IFRS or as a result of adoption or modification of accounting policies shall be excluded;

(13)

solely for purposes of calculating EBITDA, (a) the Net Income of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(14)

(a)(i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense that exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under IFRS and related interpretations shall be excluded;

(15)

any currency translation gains and losses related to currency remeasurements of Indebtedness, and any net loss or gain resulting from hedging transactions for currency exchange risk, shall be excluded;

(16)

solely for the purpose of calculating Restricted Payments, the difference, if positive, of the Consolidated Taxes of the Issuer calculated in accordance with IFRS and the actual Consolidated Taxes paid in cash by the Issuer during any Reference Period shall be included; and

(17)

to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), such loss or expense amounts as are so reimbursed, or reimbursable, by insurance providers in respect of liability or casualty events or business interruption shall be excluded.

Notwithstanding the foregoing, for the purpose of Condition 9.5 only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of the Issuer or a Restricted Subsidiary of the Issuer to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under clauses (5) and (6) of the definition of “Cumulative Credit”;

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortisation and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with IFRS, but excluding any such charge that consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period;

14	Alvotech - Bond Instrument (Tranche A)

“Consolidated Taxes” means, with respect to any Person for any period, the provision for taxes based on income, profits or capital, including state, franchise, property and similar taxes and non-U.S. withholding taxes (including penalties and interest related to such taxes or arising from tax examinations);

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)

to advance or supply funds: (a) for the purchase or payment of any such primary obligation; or (b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)

to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof;

“Contribution Indebtedness” means Indebtedness of the Issuer or any Restricted Subsidiary and Preferred Stock of any Restricted Subsidiary in an aggregate principal amount not to exceed the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital (including the capital reserves) of the Issuer after the Issue Date; provided that:

(1)	such cash contributions have not been used to make a Restricted Payment; and

(2)

such Contribution Indebtedness (a) is Incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officer’s Certificate on the Incurrence date thereof;

“Coupon Payment Date” means:

(1)	at any time on or prior to the Listing Date, each anniversary of the 2021 A&R Effective Date that occurs prior to the Listing Date and the Listing Date; and

(2)	at any time after the Listing Date, the date falling on the six-month anniversary of the Listing Date and each subsequent date falling at six-monthly intervals.

“Coupon Rate” means:

(1)	at any time on or prior to the Listing Date, 15.00% per annum;

(2)	at any time after the Listing Date (other than by way of the Proposed SPAC Listing), 7.50% per annum;

15	Alvotech - Bond Instrument (Tranche A)

(3)

at any time after the Completion Date, the percentage per annum set out in Column 2 below, calculated on the Completion Date based on the Completion Date Net Proceeds Amount (as certified by a director of the Issuer to the Bondholders (enclosing reasonable evidence and details of the calculations of such amounts) as set out in Column 1 below;

Completion Date Net Proceeds Amount (US$)	Interest Rate (% p.a.)
Less than or equal to US$210,000,000 (or its Dollar Equivalent)	10.00%

Greater than US$210,000,000 but less than US$290,000,000 (or in each case the Dollar Equivalent thereof)	The rate that is equal to (rounded upwards to two decimal places) Where: X = Completion Date Net Proceeds Amount Y = US$210,000,000 Z = US$80,000,000
Greater than or equal to US$290,000,000 (or its Dollar Equivalent)	7.50%

(4)	at any time following the occurrence of (and with effect from) the Further Issuance Effective Date, 7.5% per annum;

“Credit Agreement” means (i) if designated by the Issuer to be included in the definition of “Credit Agreement”, any revolving credit, line of credit or similar agreement, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or instrument extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or instrument or any successor or replacement agreement or agreements or instrument or instruments or increasing the amount loaned or issued thereunder or altering the maturity thereof and (ii) whether or not the agreements or instruments referred to in clause (i) remain outstanding, and if designated by the Issuer to be included in the definition of “Credit Agreement”, one or more (x) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of

16	Alvotech - Bond Instrument (Tranche A)

receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, or (y) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time;

“Credit Agreement Documents” means any Credit Agreement, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time;

“Cumulative Credit” means the sum of (without duplication):

(1)

50 per cent. of the Consolidated Net Income for the period (taken as one accounting period, the “Reference Period”) beginning on the first day of the fiscal quarter during which the Issue Date occurs and ending on the last day of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payments (or, in the case such Consolidated Net Income for such Reference Period is a deficit, minus 100 per cent. of such deficit), plus

(2)

100 per cent. of the aggregate net proceeds, including cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash, received by the Issuer after the Issue Date from the issue or sale of Equity Interests of the Issuer (excluding Refunding Capital Stock, Designated Preferred Stock, Excluded Contributions, Disqualified Stock and the Cash Contribution Amount), including Equity Interests issued upon conversion of Indebtedness or Disqualified Stock or upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary of the Issuer or to an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries), plus

(3)

100 per cent. of the aggregate amount of contributions to the capital (including the capital reserves without issuance of shares) of the Issuer received in cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash after the Issue Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, Disqualified Stock and the Cash Contribution Amount), plus

(4)

the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of the Issuer or any Restricted Subsidiary thereof issued after the Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) that has been converted into or exchanged for Equity Interests in the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer (provided in the case of any such parent, such Indebtedness or Disqualified Stock is retired or extinguished), plus

(5)

100 per cent. of the aggregate amount received by the Issuer or any Restricted Subsidiary in cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash received by the Issuer or any Restricted Subsidiary from: (a) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary of

17	Alvotech - Bond Instrument (Tranche A)

the Issuer) of Restricted Investments made by the Issuer and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Issuer and its Restricted Subsidiaries by any Person (other than the Issuer or any of its Restricted Subsidiaries) and from repayments of loans or advances that constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (vii) or (xi) of Condition 9.5(b) ), (b) the sale (other than to the Issuer or a Restricted Subsidiary of the Issuer) of the Capital Stock of an Unrestricted Subsidiary, or (c) a distribution or dividend from an Unrestricted Subsidiary, plus

(6)

in the event any Unrestricted Subsidiary of the Issuer has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer, the Fair Market Value (as determined in good faith by the Issuer) of the Investment of the Issuer or a Restricted Subsidiary in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after taking into account any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (vii) or (xi) of Condition 9.5(b) or constituted a Permitted Investment);

“Current Market Price” means, after the Listing Date, in respect of a Share at a particular time on a particular date, the average of the volume-weighted average price (“VWAP”) quoted by the Stock Exchange or, as the case may be, by the Alternative Stock Exchange, for one Share (being a Share carrying full entitlement to Dividend) for the five consecutive Trading Days ending on the Trading Day immediately preceding such date; provided that if at any time during the said five Trading Day period, the Shares shall have been quoted ex-Dividend and during some other part of that period the Shares shall have been quoted cum-Dividend then:

(1)

if the Shares to be issued in such circumstances do not rank for the Dividend in question, the VWAP quotations on the dates on which the Shares shall have been quoted cum-Dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that Dividend per Share; or

(2)

if the Shares to be issued in such circumstances rank for the Dividend in question, the VWAP quotations on the dates on which the Shares shall have been quoted ex-Dividend shall, for the purpose of this definition, be deemed to be the amount thereof increased by an amount equal to the Fair Market Value of that Dividend per Share;

provided that:

(1)

if the Shares on each of the said five Trading Days have been quoted cum-Dividend in respect of a Dividend which has been declared or announced but the Shares to be issued do not rank for that Dividend, the quotations on each of such dates shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that Dividend per Share; and

18	Alvotech - Bond Instrument (Tranche A)

(2)	if:

(A)

the VWAP is not available on each of the five Trading Days during the relevant period, then the arithmetic average of such VWAP which is available in the relevant period shall be used (subject to a minimum of two such VWAP); and

(B)

only one or no such VWAP is available in the relevant period, then the Current Market Price shall be determined in good faith by two independent investment banks of international repute (acting as experts) appointed by the Issuer and approved by an Ordinary Resolution of the Bondholders;

“Debt Securities” means any present or future indebtedness in the form of, or represented by, bonds, debentures, notes, loan stock or other debt securities but shall exclude any indebtedness constituted by loan agreements with lenders not involving the issue of securities;

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default;

“Deposit Account” means a “deposit account” (as defined in Article 9 of the Uniform Commercial Code) in which funds are held or invested for credit to or for the benefit of the Issuer;

“Designated Non-cash Consideration” means the Fair Market Value (as determined in good faith by the Issuer) of non-cash consideration received by the Issuer or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration;

“Designated Preferred Stock” means Preferred Stock of the Issuer or any direct or indirect parent of the Issuer, as applicable (other than Disqualified Stock), that is issued for cash (other than to the Issuer or any of its Subsidiaries or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate, on the issuance date thereof;

“Development Cost” means with respect to any Proprietary Rights (and any other rights to produce or sell products) to be acquired from an Affiliate of the Issuer, all costs of Affiliates of the Issuer to develop such Proprietary Rights (and any other rights to produce or sell products) from initiation of their development to their sale or transfer to the Issuer or any Subsidiary Guarantor, including the cost of acquiring such Proprietary Rights (and other rights to produce or sell such products), allocated personnel costs, third party development services, third party bio-study costs, pre-market manufacturing, outside legal expenses and allocated research and development overhead expenses, in each case as such costs are reflected (or are allowed to be reflected) in the financial statements of the Issuer or its Affiliates in accordance with IFRS;

“Dispute” has the meaning given to it in Condition 23.2;

19	Alvotech - Bond Instrument (Tranche A)

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1)

matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are no more favourable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the Bonds and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the Bonds (including the purchase of any Bonds tendered pursuant thereto)),

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person, or

(3)	is redeemable at the option of the holder thereof, in whole or in part (other than solely as a result of a change of control or asset sale),

in each case prior to 91 days after the earlier of the Maturity Date of the Bonds or the date the Bonds are no longer outstanding; provided, however, that only the portion of Capital Stock that so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock;

“Dividend” means any dividend or distribution, whether of cash, assets or other property, and whenever paid or made and however described (and for these purposes a distribution of assets includes, without limitation, an issue of Shares or other securities credited as fully or partly paid-up); provided that:

where a cash Dividend is announced which is to be, or may at the election of a holder or holders of Shares be, satisfied by the issue or delivery of Shares or other property or assets, then, the Dividend in question shall be treated as a cash Dividend of an amount equal to the greater of: (a) the cash Dividend so announced; and (b) the Current Market Price on the date of announcement of such Dividend of such Shares or the Fair Market Value of other property or assets to be issued or delivered in satisfaction of such Dividend (or which would be issued if all holders of Shares elected therefor, regardless of whether any such election is made);“Dollar Equivalent” means, with respect to any monetary amount in a currency other than U.S. dollars, at any time for the determination thereof, the amount of U.S. dollars obtained by converting such other currency involved in such computation into U.S. dollars at the base rate for the purchase of U.S. dollars with such other currency as quoted by the Federal Bank of New York on the date of determination;

“Drug Applications” means new drug applications, abbreviated new drug applications, biologic license applications or 351(k) biologic license applications (or equivalent non-U.S. applications of any of the foregoing);

20	Alvotech - Bond Instrument (Tranche A)

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1)	Consolidated Taxes; plus

(2)

Consolidated Interest Expense plus all cash dividend payments (excluding items eliminated in consolidation) on a series of Preferred Stock or Disqualified Stock of such Person and its Subsidiaries that are Restricted Subsidiaries; plus

(3)	Consolidated Non-cash Charges; plus

(4)

any expenses or charges related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalisation or the Incurrence or repayment of Indebtedness permitted to be Incurred by this Instrument (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Bonds and the Bank Indebtedness, (ii) any amendment or other modification of the Bonds or other Indebtedness and (iii) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Qualified Receivables Financing; plus

(5)

project start-up costs, business optimisation expenses and other restructuring charges, reserves or expenses (which, for the avoidance of doubt, shall include the effect of inventory optimisation programs, facility closures, facility consolidations, retention, systems establishment costs, contract termination costs, future lease commitments and excess pension charges); plus

(6)	the amount of loss on sale of receivables and related assets to a Receivables Subsidiary in connection with a Qualified Receivables Financing; plus

(7)

any costs or expenses incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital (including the capital reserves without issuance of shares) of such Person or a Restricted Subsidiary, or net cash proceeds of an issuance of Equity Interests of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation of the Cumulative Credit;

less, without duplication,

(8)

non-cash items increasing Consolidated Net Income for such period (excluding the recognition of deferred revenue or any items that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period and any items for which cash was received in a prior period);

provided, however, the sum of the amounts included in the determination of EBITDA pursuant to clauses (4) through (8) above shall not exceed 20 per cent. of the Consolidated Net Income of such Person for such period.

21	Alvotech - Bond Instrument (Tranche A)

Notwithstanding the foregoing, the provision for taxes and depreciation, amortisation, non-cash items, charges and write-downs of a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interest) that the Net Income of such Restricted Subsidiary was included in calculating Consolidated Net Income for the purposes of this definition;

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock);

“Event of Default” has the meaning given to it in Condition 15;

“Excess Proceeds” has the meaning given to it in Condition 9.7(b);

“Excess Proceeds Threshold” has the meaning given to it in Condition 9.7(b);

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the United States Securities and Exchanges Commission promulgated thereunder;

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board) received by the Issuer after the Issue Date from:

(1)	contributions to its common equity capital, and

(2)

the sale (other than to a Subsidiary of the Issuer or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate on or after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be;

“Existing Security Documents” means each of the following documents:

(1)	Account Pledge (Alvotech hf. Operating Accounts);

(2)	Account Pledge (Issuer Operating Account);

(3)	Account Pledge (Liquidity Account);

(4)	Icelandic Trade Mark Charge;

(5)	Intellectual Property Charge;

(6)	Share Charge (Alvotech hf.);

(7)	Share Pledge (Alvotech Swiss AG);

22	Alvotech - Bond Instrument (Tranche A)

(8)	Share Pledge (Alvotech Germany GmbH); and

(9)	Share Pledge (Alvotech Hannover GmbH).

“Existing Shareholder Loans” means, collectively:

(1)

an amended and consolidated convertible loan agreement originally entered into on 22 December 2017, as amended on 14 December 2018, assigned on 14 May 2019 and consolidated on 16 April 2020, as further amended and restated on 21 October 2020 by and between the Issuer, as borrower, and Aztiq Pharma, as lender, pursuant to which Aztiq Pharma extended an unsecured convertible loan in the principal amount of US$36,690,799 to the Issuer (as at the 2021 A&R Effective Date);

(2)

an amended and consolidated convertible loan agreement originally entered into on 22 December 2017, as amended on 14 December 2018 and consolidated on 16 April 2020, as further amended and restated on 21 October 2020 by and between the Issuer, as borrower, and Alvogen Lux, as lender, pursuant to which Alvogen Lux extended an unsecured convertible loan in the principal amount of US$21,500,000 to the Issuer (as at the 2021 A&R Effective Date) ;

(3)

a convertible loan agreement dated 21 October 2020 entered into between the Issuer, as borrower, and Aztiq Pharma, as lender, pursuant to which Aztiq Pharma extended an unsecured convertible loan in the principal amount of US$50,000,000 (as at the 2021 A&R Effective Date) to the Issuer and as further assigned by Aztiq Pharma to certain direct or indirect shareholders of the Issuer on 21 October 2020 and 10 March 2021;

(4)

an amended loan agreement originally entered into on 14 May 2019, as amended on 16 April 2020 and as further amended on 21 October 2020 by and between the Issuer, as borrower, and Aztiq Pharma, as lender, pursuant to which Aztiq Pharma extended an unsecured loan in the principal amount of US$25,000,000 (as at the 2021 A&R Effective Date) to the Issuer;

“Experts” has the meaning given to it in the definition of “Fair Market Value”;

“Fair Market Value” means, with respect to any assets, security, option, warrants or other right on any date, the fair market value of that asset, security, option, warrant or other right as determined by two leading investment banks of international repute (acting as experts), selected by the Issuer and approved by an Ordinary Resolution of the Bondholders (the “Experts”); provided that: (i) the fair market value of a cash Dividend paid or to be paid per Share shall be the amount of such cash Dividend per Share determined as at the date of announcement of such Dividend; (ii) the fair market value of any other cash amount shall be the amount of such cash; (iii) where securities, spin-off securities, options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by the Experts) the fair market value of such securities, spin-off securities, options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five Trading Days on the relevant market commencing on the first such Trading Day on which such options, warrants or other rights are publicly traded; and (iv) where securities, spin-off securities, options, warrants or other rights are not publicly traded on a stock exchange or securities market of adequate liquidity (as aforesaid), the fair market value of such securities, spin-off securities, options, warrants or other rights shall be determined by the Experts, on the

23	Alvotech - Bond Instrument (Tranche A)

basis of a commonly accepted market valuation method and taking into account of such factors as they consider appropriate, including but not limited to their market price, their dividend yield (if applicable), the volatility of such market price, prevailing interest rates and the terms of such securities, spin-off securities, options, warrants or other rights, including but not limited to as to the expiry date and exercise price (if any) thereof. Such amount shall, in the case of (i) above, be translated into Dollar Equivalent (if declared or paid or payable in a currency other than the U.S. dollar). In addition, in the case of (i) and (ii) above, the fair market value shall be determined on a gross basis and disregarding any withholding or deduction required to be made on account of tax, and disregarding any associated tax credit;

“FATCA” means:

(1)	sections 1471 to 1474 of the US Internal Revenue Code of 1984 (as amended) or any associated regulations;

(2)

any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (1) above; or

(3)

any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraph (1) or (2) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction;

“FATCA Deduction” means a deduction or withholding from a payment under a Bond Document required by FATCA;

“FATCA Exempt Party” means a Person that is entitled to receive payments free from any FATCA Deduction;

“Fee Letter” means any letter or letters between, among others, the Security Trustee, the Registrar, the Paying Agent, the Calculation Agent and the Issuer setting out any of the fees payable to any of the Security Trustee, the Registrar, the Paying Agent and the Calculation Agent;

“Financial Officer” of any Person shall mean a member of the Board, the Chief Financial Officer, principal accounting officer, Treasurer, Assistant Treasurer or Controller of such Person;

“First Amortisation Date” means, with respect to any Indebtedness, the date specified in the instrument constituting or governing such Indebtedness as the fixed date on which the first payment of principal of such Indebtedness is due and payable;

“First Priority Lien Obligations” means (i) all Secured Bank Indebtedness, (ii) all other Obligations (not constituting Indebtedness) of the Issuer and its Restricted Subsidiaries under the agreements governing Secured Bank Indebtedness and (iii) all other Obligations of the Issuer or any of its Restricted Subsidiaries in respect of Hedging Obligations or Obligations in respect of cash management services in each case owing to a Person that is a holder of Indebtedness described in clause (i) or Obligations described in clause (ii) or an Affiliate or Representative of such holder at the time of entry into such Hedging Obligations;

24	Alvotech - Bond Instrument (Tranche A)

“Fitch” means Fitch Ratings Ltd. and its affiliates or successors;

“Further Issuance” means the issuance by the Issuer of additional shares of the same class and nominal amount of those shares which were the subject of the Proposed SPAC Listing (the “SPAC Listing Shares”) through one or more occasions during the Further Issuance Period (as defined below);

“Further Issuance Conditions” means each of the following conditions:

(1)	the Completion Date Net Proceeds Amount is less than US$290,000,000;

(2)	the proposed issuance will need to occur after the Completion Date but within six months thereof (the “Further Issuance Period”)

(3)

the aggregate amount of Net Proceeds received by the Issuer from all Further Issuances during the Further Issuance Period (the “Further Issuance Amount”) is in an amount not less than the difference between US$290,000,000 and the Completion Date Net Proceeds Amount;

(4)	any Further Issuance shall be made at an average price per share that is not less than the average price per share of the IPO Securities under the Proposed SPAC Listing; and

(5)

following completion of the Further Issuance during the Further Issuance Period, the aggregate amount of the Completion Date Net Proceeds Amount and the Further Issuance Amount is equal to or greater than US$290,000,000 (or its Dollar Equivalent), provided that, if any change in the economics of or the rights (voting, economic, preference or privileges) attaching to the SPAC Listing Shares and/or any change in the number, type or classes of authorized shares of the Issuer (including the Further Issuance), other than as contemplated by the BCA and the framework agreement dated 7 December 2021 and entered into, inter alios, by the shareholders of the Issuer with respect to the Proposed SPAC Listing (the “Framework Agreement”) (each as in effect on 12 January 2022) or any agreement contemplated by the BCA and the Framework Agreement, shall occur between 12 January 2022 and the Further Issuance Effective Date by reason of reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of the SPAC Listing Shares and/or the authorized shares of the Issuer (including the Further Issuance),, or any stock dividend thereof, the Further Issuance Amount and/or the average price per share at which the Further Issuance is required to be made under condition (4) of this definition shall be appropriately adjusted by agreement between the Issuer and the Bondholders to reflect such change on economically equivalent terms;

“Further Issuance Effective Date” means the date on which all the Further Issuance Conditions are satisfied, as certified by the Issuer in a certificate addressed to the Bondholders, which is designated as a Bond Document therein and duly executed by an authorised signatory of the Issuer (enclosing reasonable evidence and details showing the satisfaction of each of the Further Issuance Conditions);

“Future Guarantor” has the meaning given to it in Condition 6.9;

25	Alvotech - Bond Instrument (Tranche A)

“Governmental Authority” means the government of any nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank);

“Group” means the Issuer and its Subsidiaries from time to time and “members of the Group” shall be construed accordingly;

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, actual or contingent in any manner (including letters of credit and reimbursement agreements in respect thereof, bond, indemnity or similar assurance against loss), of all or any part of any Indebtedness or other obligations;

“Guaranteed Obligations” has the meaning given to it in Condition 6.1;

“Guarantors” means those members of the Group which Guarantee the Issuer’s obligations with respect to the Bonds from time to time, initially the Initial Guarantors, and includes any other member of the Group which becomes a Future Guarantor in accordance with the provisions of this Instrument, and a “Guarantor” means any of them;

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under: (i) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices;

“HKSE” means The Stock Exchange of Hong Kong Limited;

“indemnified party” has the meaning given to it in Condition 5.10;

“IFRS” means the International Financial Reporting Standards and applicable accounting requirements set by the International Accounting Standards Board or any successor thereto, as in effect from time to time in the European Union. Notwithstanding anything to the contrary, (i) notwithstanding any change in IFRS after the Issue Date that would require lease obligations that would be treated as operating leases as of Issue Date to be classified and accounted for as Capitalised Lease Obligations or otherwise reflected on the Issuer’s consolidated balance sheet, such obligations shall continue to be excluded from the definition of Indebtedness and (ii) any lease that was entered into after Issue Date that would have been considered an operating lease under GAAP in effect as of the Issue Date shall be treated as an operating lease for all purposes under this Instrument and the other Bond Documents, and obligations in respect thereof shall be excluded from the definition of Indebtedness;

“Icelandic Trade Mark Charge” means an Icelandic law governed charge dated on 14 December 2018 and made between Alvotech hf. as chargor and Madison Pacific Trust Limited as security trustee.

26	Alvotech - Bond Instrument (Tranche A)

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary. “Incurrence” has a correlative meaning;

“Indebtedness” means, with respect to any Person:

(1)

the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business and (ii) any liabilities accrued in the ordinary course of business which are not arranged primarily as a means to raise finance), which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS;

(2)

to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(3)

to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value (as determined in good faith by the Issuer) of such asset at such date of determination; and (b) the amount of such Indebtedness of such other Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include: (1) Contingent Obligations Incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) Obligations under or in respect of Qualified Receivables Financing; (5) any earn-out obligations, purchase price adjustments, deferred purchase money amounts, milestone and/or bonus payments (whether performance or time-based), and royalty, licensing, revenue and/or profit sharing arrangements, in each case, characterized as such and arising expressly out of purchase and sale contracts, development arrangements or licensing arrangements; or (6) deposits securing Sale/Leaseback Transactions.

Notwithstanding anything in this Instrument to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Accounting Standards Codification section 815 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Instrument as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under this Instrument but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under this Instrument;

27	Alvotech - Bond Instrument (Tranche A)

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of internationally recognized standing, that is, in the good faith determination of the Issuer, qualified to perform the task for which it has been engaged;

“Initial Guarantors” has the meaning given to it in the preamble to this Instrument;

“Instructing Bondholders” has the meaning given to it in Condition 7.4;

“Intellectual Property” means:

(1)

all rights in inventions (whether or not patentable or reduced to practice) and all improvements thereto, and all patents, patent applications, industrial designs, industrial design applications and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions and re-examinations in connection therewith;

(2)

all trademarks, trademark applications, trade names, service marks, service mark applications, rights in trade dress, logos, designs and other indicia of origin, business names, company names and Internet domain names and all applications, registrations, and renewals in connection therewith, and all goodwill of the business relating to the goods or services in respect of which any of the foregoing are registered or used;

(3)	all copyrights and other works of authorship, semiconductor topography rights and database rights and all applications, registrations and renewals in connection therewith;

(4)	all rights in Know-How;

(5)	all rights in software (including rights in source code, executable code and related documentation);

(6)	any other intellectual property rights; and

(7)	all rights or forms of protection, subsisting now or in the future, having equivalent or similar effect to the rights referred to in paragraphs (1) to (6) above,

in each case: (i) anywhere in the world; and (ii) whether unregistered or registered (including, for all of them, applications);

“Intellectual Property Charge” means an English law governed charge dated on 14 December 2018 and made between the Issuer and its Subsidiaries as chargor and Madison Pacific Trust Limited as security trustee in respect of the Intellectual Property Collateral;

“Intellectual Property Collateral” means the Proprietary Rights that are owned by the Issuer or any of its Subsidiaries as at the date hereof or of which the Issuer or any of its Subsidiaries acquires ownership in the future, including by way of transfer or assignment, in each case, in any jurisdiction in the world;

28	Alvotech - Bond Instrument (Tranche A)

“Intercreditor Deed” means the intercreditor deed dated originally dated 14 December 2018 and made initially by and among the Issuer, the Guarantors, the Security Trustee and each of the Investor named in the 2018 and 2019 Subscription Agreements and the other subscription agreement, respectively, as amended and supplemented from time to time pursuant to the terms thereto;

“Interest Coverage Ratio” means, on any date, with respect to any Person on such date, the ratio of (1) the aggregate amount of EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date to (2) the aggregate Consolidated Interest Expense of such Person during such period. In making the foregoing calculation:

(a)

pro forma effect shall be given to any interest payment made during the period on any Indebtedness Incurred (the “Reference Period”) commencing on and including the first day of the relevant period and ending on and including the relevant date of calculation (other than interest payment made on Indebtedness Incurred or repaid under a revolving credit or similar arrangement (or under any predecessor revolving credit or similar arrangement) in effect on the last day of the relevant period), in each case as if such interest payment had been made on the first day of such Reference Period;

(b)

pro forma effect will be given to the creation, designation or redesignation of Restricted Subsidiaries and Unrestricted Subsidiaries as if such creation, designation or redesignation had occurred on the first day of such Reference Period;

(c)

pro forma effect will be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

(d)

pro forma effect will be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Issuer or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period;

provided that to the extent that clause (c) or (d) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition (or asset acquisition or asset disposition), such pro forma calculation will be based upon the four full fiscal quarter immediately preceding the Incurrence Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available;

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

29	Alvotech - Bond Instrument (Tranche A)

(2)

securities that have a rating equal to or higher than “Baa3” (or equivalent) by Moody’s or “BBB-” (or equivalent) by S&P or Fitch, or an equivalent rating by any other internationally recognised rating agency, but excluding any debt securities or loans or advances between and among the Issuer and its Subsidiaries,

(3)

investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2), which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4)

corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not to exceed two years from the date of acquisition;

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by IFRS to be classified on the balance sheet of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and Condition 9.5:

(1)

“Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the Issuer) of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (i) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation; less (ii) the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the Issuer) of the net assets of such Subsidiary at the time of such redesignation; and

(2)

any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value (as determined in good faith by the Issuer) at the time of such transfer, in each case as determined in good faith by the Board;

“IPO” means the listing or admission to trading on any Stock Exchange of any share of the Issuer or any holding company or Subsidiary undertaking of the Issuer, or any sale or issue by way of listing, flotation or public offering of any shares or securities of the Issuer or any holding company or Subsidiary undertaking of the Issuer on any Stock Exchange.

“Issue Date” means the date on which the Bonds were originally issued, being 14 December 2018;

“Issuer Operating Account” means the USD account (account number 0701-38-100082) with Kvika banki hf. and any account(s) opened in replacement of such account(s) or as a subaccount of such account(s);

30	Alvotech - Bond Instrument (Tranche A)

“Judgment Currency” has the meaning given to it in Condition 22.2;

“Know-How” means information that is generally not known to the public (including trade secrets), including information comprised in or derived from formulae, drawings, designs, plans, blueprints, specifications, tools, protocols, techniques, industrial models, templates, test results and procedures, algorithms, methods, artificial intelligence, process technologies, product dossiers, manufacturing and/or formulation know how and research and development activities;

“Lease Agreement” has the meaning given to it in Condition 9.15;

“Lease Payment” has the meaning given to it in Condition 9.15;

“Leased Premise” has the meaning given to it in Condition 9.15;

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security assignment, security transfer of title, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien;

“Liquidity Account” means the USD account (account number 0701-38-100052) with Kvika banki hf. and any account(s) opened in replacement of such account(s) or as a subaccount of such account(s);

“Liquidity Account Reporting Requirement” has the meaning given to it in Condition 9.1;

“Listing Rules” means the rules, regulations and requirements of the relevant Stock Exchange or the Alternative Stock Exchange (if applicable) rules governing the listing of, and maintenance of any listing of, securities on that Stock Exchange in force from time to time;

“Lockbox Account” means any Deposit Account maintained at a depository institution whose customer deposits are insured by the Federal Deposit Insurance Corporation (to the extent required by law), into which account are paid solely the Proceeds of Inventory and Accounts that constitute ABL Collateral. All capitalized terms used in this definition and not defined elsewhere herein have the meanings assigned to them in the Uniform Commercial Code;

“Losses” has the meaning given to it in Condition 5.10;

“Material Adverse Effect” means:

(1)

any event or circumstance or any combination of them which is materially adverse to the business, operations, assets, liabilities (including contingent liabilities), business or financial condition, results or prospects of the Group taken as a whole and/or any member of the Group individually;

(2)	a material adverse effect on the ability of the Issuer, the Guarantors or the Pledgors to perform their respective obligations under the Bond Documents; or

31	Alvotech - Bond Instrument (Tranche A)

(3)

a material adverse effect on the validity or enforceability of, or the effectiveness or ranking of any Guarantee or Security granted or purporting to be granted pursuant to the Bond Documents or the rights or remedies of any party to the Bond Documents;

“Material Non-Public Information” means any information in relation to the Issuer or the Group that has not been disseminated in a manner making it available to investors generally (including, without limitation, in the most recent annual report of the Issuer or any prospectus in relation to any Qualified IPO of the Issuer or a Qualified SPAC Listing) and which constitutes material non-public information or inside information as defined in the Listing Rules or applicable law or regulation relating the relevant Stock Exchange;

“Maturity Date” means the date falling on the fourth anniversary of the 2021 A&R Effective Date;

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof;

“Net Income” means, with respect to any Person, the net income (loss) of such Person and its Subsidiaries, determined in accordance with IFRS and before any reduction in respect of Preferred Stock dividends;

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or instalment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form) or, the Proposed SPAC Listing or any Further Issuance, net of (i) the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including legal, accounting and investment banking fees, and brokerage and sales commissions) or, the Proposed SPAC Listing or any Further Issuance (as applicable), (ii) any relocation expenses Incurred as a result thereof, (iii) taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements to the extent related thereto), (iv) (in respect of the Proposed SPAC Listing and/or any Further Issuance, without duplication) the aggregate amount of all fees, commissions, costs and expenses, stamp, registration and other Taxes incurred by the Issuer or any of its holding companies, Subsidiaries, Affiliates or successors in title in connection with such Proposed SPAC Listing and/or Further Issuance, (v) amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to Condition 9.7(b)(i)to be paid as a result of such transaction, and (vi) any deduction of appropriate amounts to be provided by the Issuer as a reserve in accordance with IFRS against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction;

“New Lux PubCo” means Alvotech S.A.S., a simplified joint stock company (société par actions simplifiée), to be converted into a public limited company (société anonyme) on the Completion Date in accordance with the BCA, incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B258884, including any assignee or substitute company assuming all of its rights and obligations under the BCA).

32	Alvotech - Bond Instrument (Tranche A)

“Non-Guarantor Subsidiary” means a Subsidiary of the Issuer that is not a Guarantor;

“Non-Recourse” means with respect to any Indebtedness as to which none of the specified Persons (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

“normal office hours” means 9 a.m. to 5 p.m. on a Business Day;

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness;

“Offer Period” has the meaning given to it in Condition 9.7(d);

“Officer” means any managing director (Geschäftsführer), any member of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer or the Secretary of the Issuer;

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by one Officer of the Issuer that meets the requirements set forth in this Instrument;

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Bondholders. The counsel may be an employee of or counsel to the Issuer or the Bondholders;

“Ordinary Resolution” has the meaning given to it in paragraph 19 of Schedule 3;

“Other Bond Instrument” has the meaning given to it in the definition of “Other Bonds”;

“Other Bonds” means the bonds due 2025 constituted by a Tranche B Bond Instrument as amended and restated by an amendment and restatement deed dated 24 June 2021, as further amended and restated by an amendment and restatement deed dated on or about the date of the 2022 Amendment and Restatement Deed (the “Other Bond Instrument”);

“outstanding” means, with respect to the Bonds, all the Bonds issued other than:

(1)	those which have been redeemed or purchased by the Issuer and which have been cancelled in accordance with this Instrument;

(2)

those in respect of which the date for redemption in accordance with this Instrument has occurred and the redemption moneys have been duly paid to the relevant Bondholders or persons acting on their behalf;

(3)	those mutilated or defaced Bonds which have been surrendered in exchange for replacement Bonds pursuant to Condition 20; or

33	Alvotech - Bond Instrument (Tranche A)

(4)

(for the purpose only of determining how many Bonds are outstanding and without prejudice to their status for any other purpose) those Bonds alleged to have been lost, stolen or destroyed and in respect of which replacement Bonds have been issued pursuant to Condition 20;

“Parallel Debt” has the meaning given to it in the Intercreditor Deed;

“Pari Passu Indebtedness” means, with respect to the Issuer and Restricted Subsidiaries, the Bonds and any Indebtedness that ranks pari passu in right of payment to the Bonds;

“Paying Agent” has the meaning given to it in Condition 5.1;

“Payment Date” means any date on which payment is due with respect to the principal amount of the Bonds, whether upon maturity or redemption;

“Permitted Holders” means, at any time, each of:

(1)	(i) Arni Harðarson and Róbert Wessman;

(ii)	the descendants or heirs of an individual described in clause (i) above;

(iii)	the spouse of any individual described in clause (i) or (ii) above;

(iv)	any trust created for any individual described in clause (i), (ii) or (iii) above;

(v)	any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more individuals named or described in clause (i), (ii) or (iii) above; and

(vi)

any corporation, partnership, limited liability company or other business organisation controlled by or substantially all of the interests in which are owned, directly or indirectly, by any one or more individuals or entities named or described in clause (i), (ii) or (iii) above; and

(2)	Aztiq Pharma.

Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which the Issuer has delivered, or procured to be delivered, a notice to the Bondholders in accordance with Condition 13.4(d) will thereafter, together with its Affiliates, constitute an additional Permitted Holder;

“Permitted Investments” means:

(1)	any Investment in the Issuer or any Restricted Subsidiary;

(2)	any Investment in Cash Equivalents or Investment Grade Securities for treasury management purposes;

34	Alvotech - Bond Instrument (Tranche A)

(3)

any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Issuer or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer;

(4)

any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of Condition 9.7 or any other disposition of assets not constituting an Asset Sale;

(5)

any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date, or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment may be increased as required by the terms of such Investment as in existence on the Issue Date;

(6)	advances to employees not in excess of US$10,000,000 (or the Dollar Equivalent thereof) outstanding at any one time in the aggregate;

(7)

any Investment acquired by the Issuer or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganisation or recapitalisation of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)	Hedging Obligations permitted under Condition 9.4(b)(x);

(9)

any Investment by the Issuer or any of its Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed the greater of (x) US$10,000,000 (or the Dollar Equivalent thereof) and (y) 2.5 per cent. of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of the Issuer at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Issuer after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10)

Investments by the Issuer or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding, not to exceed the greater of (x) US$10,000,000 (or the Dollar Equivalent thereof) and (y) 2.5 per cent. of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided,

35	Alvotech - Bond Instrument (Tranche A)

however, that if any Investment pursuant to this clause (10) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (10) for so long as such Person continues to be a Restricted Subsidiary;

(11)

loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of the Issuer or any direct or indirect parent of the Issuer;

(12)

Investments the payment for which consists of Equity Interests of the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the definition of “Cumulative Credit”;

(13)

any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of Condition 9.8(b) (except transactions described in clauses (ii), (iii), (iv) and (vii) of such Condition);

(14)

Investments consisting of the licensing of Proprietary Rights or collaboration agreements, strategic alliances or similar arrangements in respect of Proprietary Rights, in each case, for the development or commercialisation of Proprietary Rights in the ordinary course of business and on an arm’s length basis that, at the time of such license, collaboration agreement, strategic alliance or similar arrangement, does not materially and adversely affect the Issuer’s business, condition (financial or otherwise) or prospects, taken as a whole;

(15)

guarantees issued in accordance with Condition 9.4 and Condition 6.9, including any guarantee or other obligation issued or Incurred under any Credit Agreement in connection with any letter of credit issued for the account of the Issuer or any of its Subsidiaries (including with respect to the issuance of, or payments in respect of drawings under, such letters of credit);

(16)

Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights, or licenses or leases of Proprietary Rights on an arm’s length basis, in each case in the ordinary course of business;

(17)

any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness;

(18)

Investments in joint ventures of the Issuer or any of its Restricted Subsidiaries existing on the Issue Date not to exceed US$10,000,000 (or the Dollar Equivalent thereof) at any one time; provided that if any Investment pursuant to this clause (18) is made in any Person that is not the Issuer or a Restricted Subsidiary at the date of the making of

36	Alvotech - Bond Instrument (Tranche A)

such Investment and such Person becomes the Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (18) for so long as such Person continues to be the Issuer or a Restricted Subsidiary;

(19)

Investments of a Restricted Subsidiary of the Issuer acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with a Restricted Subsidiary of the Issuer in a transaction that is not prohibited by Condition 9.11 after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(20)

any Investment in an entity or purchase of a business or assets in each case owned (or previously owned) by a customer of the Issuer or a Restricted Subsidiary as a condition or in connection with such customer (or any member of such customer’s group) contracting with a Restricted Subsidiary, in each case in the ordinary course of business;

(21)	any Investment in an entity that is not a Restricted Subsidiary to which the Issuer or a Restricted Subsidiary sells accounts receivable pursuant to a Receivables Financing;

(22)

any Investment in any Restricted Subsidiary of the Issuer or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business;

(23)	any Investment in connection with a Sale/Leaseback Transaction not prohibited by this Instrument;

(24)

any Investment made by the Issuer or any Restricted Subsidiary in the Issuer’s Subsidiaries not to exceed US$10,000,000 (or the Dollar Equivalent thereof) at any one time, on terms that are not materially less favourable to the Issuer or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

(25)

the subscription of shares by Alvotech Hf. in the PRC Joint Venture pursuant to the agreement with the partner to the PRC Joint Venture, provided that the aggregate amount of such investment shall not exceed US$35,000,000 (or the Dollar Equivalent thereof) at any time prior to the Listing Date, and shall not exceed US$70,000,000 on and after the Listing Date (or the Dollar Equivalent thereof).

“Permitted Liens” means, with respect to any Person:

(1)

pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

37	Alvotech - Bond Instrument (Tranche A)

(2)

Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3)

Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or that are being contested in good faith by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS;

(4)

Liens in favour of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business (including any Liens securing Indebtedness permitted to be Incurred pursuant to Condition 9.4(b)(v) and Condition 9.4(b)(xi));

(5)

minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that were not Incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)

(A) Liens with respect to ABL Collateral securing an aggregate principal amount of First Priority Lien Obligations not to exceed the aggregate principal amount of Indebtedness permitted to be Incurred pursuant to Condition 9.4(b)(i), (B) Liens securing Indebtedness permitted to be Incurred pursuant to Condition 9.4(b)(iv) and Condition 9.4(b)(xxi) (provided that in the case of Condition 9.4(b)(xxi) such Lien applies solely to acquired property or assets of the acquired entity) and (C) Liens securing an aggregate principal amount of Indebtedness Incurred by the Issuer or any Restricted Subsidiary that would not cause the Secured Indebtedness Leverage Ratio of the Issuer, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such Indebtedness had been Incurred and the application of proceeds therefrom had occurred at the beginning of the period for which the Secured Indebtedness Leverage Ratio calculation is being performed, to exceed 2.5 to 1.0;

(7)

(A) Liens existing on the Issue Date and (B) Liens securing the Bonds, the Guarantees, the Other Bonds or the guarantees of the Other Bonds, including Liens arising under or relating to the Security Documents;

(8)

Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary of the Issuer;

(9)

Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary of the Issuer permitted to be Incurred in accordance with Condition 9.4;

38	Alvotech - Bond Instrument (Tranche A)

(10)

Liens securing Hedging Obligations not Incurred in violation of this Instrument; provided that with respect to Hedging Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness;

(11)

Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(12)	leases and subleases of real property that do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries;

(13)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(14)	Liens in favour of the Issuer or any Restricted Subsidiaries;

(15)	Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing;

(16)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(17)	Liens on the Equity Interests of Unrestricted Subsidiaries;

(18)

any license, collaboration agreement, strategic alliance or similar arrangement providing for the licensing of Proprietary Rights or the development or commercialisation of Proprietary Rights in the ordinary course of business and an arm’s length basis;

(19)

Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (6) (in the case of Liens to secure any refinancing, refunding, extension, renewal or replacement of Indebtedness under clause (A) or clause (B) of such foregoing clause (6), such Liens shall be deemed to have also been incurred under such clause (6), and not this clause (19), for purposes of determining amounts outstanding under such clause (6)), clause (7), clause (8), clause (9), clause (10) and clause (15); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), (9), (10) and (15) at the time the original Lien became a Permitted Lien under this Instrument, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement, and (z) any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals

39	Alvotech - Bond Instrument (Tranche A)

or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (7)(B) shall, at the election of the Issuer, be secured by and entitled to the benefits of the Security Documents and rank pari passu with the Indebtedness that is refinanced, refunded, extended, renewed or replaced;

(20)	Liens on equipment of the Issuer or any Restricted Subsidiary granted in the ordinary course of business to the Issuer’s or such Restricted Subsidiary’s client at which such equipment is located;

(21)

judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(22)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(23)

Liens incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business; provided that (i) such arrangement does not permit credit balances of the Issuer or any of its Restricted Subsidiaries to be pooled, netted or set off against debit balances of the Unrestricted Subsidiaries and (ii) such arrangement does not give rise to other Lien over the assets of the Issuer or any of its Restricted Subsidiaries in support of liabilities of Unrestricted Subsidiaries;

(24)

any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement; provided, however, that this clause (24) shall not apply to any Liens securing Indebtedness;

(25)	any amounts held by a trustee in the funds and accounts under an indenture securing any revenue bonds issued for the benefit of the Issuer or any Restricted Subsidiary;

(26)

Liens arising by virtue of any statutory or common law provisions or by way of general business conditions (Allgemeine Geschäftsbedingungen) relating to banker’s Liens, rights of set-off or similar rights and remedies as to Deposit Accounts (as defined in the Uniform Commercial Code) or other funds maintained with a depository or financial institution;

(27)	Liens incurred in connection with a Sale/Leaseback Transaction not prohibited under this Instrument;

(28)	Liens that secure Indebtedness Incurred in the ordinary course of business not to exceed US$5,000,000 (or the Dollar Equivalent thereof), in each case at any one time outstanding;

(29)	any interest of title of a lessor under any lease of real or personal property;

(30)	Liens on the identifiable proceeds of any property or asset subject to a Lien otherwise constituting a Permitted Lien;

(31)	Liens securing Indebtedness Incurred under Condition 9.4(b)(xxvi); and

40	Alvotech - Bond Instrument (Tranche A)

(32)

Liens on Capital Stock in or assets or properties of a PRC Restricted Subsidiary (other than the Capital Stock in the PRC Joint Venture) securing Indebtedness of any PRC Restricted Subsidiary Incurred in the PRC;

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, joint-stock company, trust, unincorporated organisation, association, corporation, government (including any agency or political subdivision thereof) or other entity;

“Pledgor(s)” has the meaning given to it in Condition 7.1;

“PRC” means the People’s Republic of China, which for the statistical purposes of this Instrument, does not include Hong Kong Special Administrative Region of the PRC, Macau Special Administrative Region of the PRC or Taiwan;

“PRC Joint Venture” means the joint venture established by Alvotech hf. (or its successor or transferee) in the PRC in partnership with certain Person incorporated under the laws of the PRC;

“PRC Restricted Subsidiary” means any Restricted Subsidiary incorporated under the laws of the PRC;

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding up;

“Proceedings” has the meaning given to it in Condition 23.1;

“Proposed SPAC Listing” means the SPAC Listing to be effected on the Completion Date pursuant to the BCA in accordance with the Proposed SPAC Listing Consent Letters.

“Proposed SPAC Listing Consent Letters” means each of the following:

(1)	a confirmation request letter between the Issuer and the Bondholders dated 7 December 2021; and

(2)	a confirmation request letter between the Issuer and the Bondholders dated 12 January 2022.

“Proprietary Rights” means the Intellectual Property and the Drug Applications;

“Qualified IPO” has the meaning given to it in Condition 10.1;

“Qualified Receivables Financing” means any Receivables Financing of a Receivables Subsidiary that meets the following conditions:

(1)

the Board shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuer and the Receivables Subsidiary;

(2)	all sales of accounts receivable and related assets to the Receivables Subsidiary are made at Fair Market Value (as determined in good faith by the Issuer); and

41	Alvotech - Bond Instrument (Tranche A)

(3)	the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuer) and may include Standard Securitisation Undertakings.

The grant of a security interest in any accounts receivable of the Issuer or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure Bank Indebtedness, Indebtedness in respect of the Bonds or any Refinancing Indebtedness with respect to the Bonds shall not be deemed a Qualified Receivables Financing;

“Qualified SPAC Listing” has the meaning given to it in Condition 10.1;

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and all other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing;

“Receivables Financing” means any transaction or series of transactions that may be entered into by the Issuer or any of its Subsidiaries pursuant to which the Issuer or any of its Subsidiaries, may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Issuer or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Issuer or any of its Subsidiaries, and any assets related thereto including all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitisation transactions involving accounts receivable and any Hedging Obligations entered into by the Issuer or any such Subsidiary in connection with such accounts receivable;

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller;

“Receivables Subsidiary” means a Restricted Subsidiary of the Issuer (or another Person formed for the purposes of engaging in Qualified Receivables Financing with the Issuer in which the Issuer or any Subsidiary of the Issuer makes an Investment and to which the Issuer or any Subsidiary of the Issuer transfers accounts receivable and related assets) that engages in no activities other than in connection with the financing of accounts receivable of the Issuer and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and that is designated by the Board (as provided below), as a Receivables Subsidiary and:

(1)

no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Issuer or any other Subsidiary of the Issuer (excluding guarantees of obligations (other than the principal of and interest on Indebtedness)

42	Alvotech - Bond Instrument (Tranche A)

pursuant to Standard Securitisation Undertakings), (ii) is recourse to or obligates the Issuer or any other Subsidiary of the Issuer in any way other than pursuant to Standard Securitisation Undertakings, or (iii) subjects any property or asset of the Issuer or any other Subsidiary of the Issuer, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitisation Undertakings;

(2)

with which neither the Issuer nor any other Subsidiary of the Issuer has any material contract, agreement, arrangement or understanding (other than as part of the Qualified Receivables Financing) other than on terms that the Issuer reasonably believes to be no less favourable to the Issuer or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Issuer; and

(3)

to which neither the Issuer nor any other Subsidiary of the Issuer has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board shall be evidenced to the Bondholders by filing with the Bondholders a certified copy of the resolution of the Board giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions;

“Redemption Amount” of a Bond means 100% of the outstanding principal amount of that Bond plus all accrued, uncapitalised and unpaid coupon in respect thereof from the 2021 A&R Effective Date to the applicable redemption date and all other amounts due and payable in respect thereof;

“Reference Treasury Dealer” means each of any three investment banks of recognised standing that is a primary U.S. Government securities dealer in The City of New York, selected by the Issuer in good faith;

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Relevant Redemption Date (other than a Special Put Date), the average as determined by the Issuer in good faith, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Relevant Redemption Date (other than a Special Put Date);

“Refinancing Indebtedness” has the meaning given to it in Condition 9.4(b);

“Refunding Capital Stock” has the meaning given to it in Condition 9.5(b);

“Register of Bondholders” has the meaning given to it in Condition 5.2;

“Registrar” has the meaning given to it in Condition 5.1;

“Registrar’s Office” means the Registrar’s office, initially at 54/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, or any other office notified to the Bondholders pursuant to Condition 20;

“Relevant Redemption Date” has the meaning given to it in the definition of “Applicable Premium”;

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“Restricted Cash” means Cash Equivalents held by Restricted Subsidiaries that is contractually restricted from being distributed to the Issuer, except for such restrictions that are contained in agreements governing Indebtedness permitted under this Instrument and that is secured by such Cash Equivalents;

“Restricted Investment” means an Investment other than a Permitted Investment;

“Restricted Payments” has the meaning given to it in Condition 9.5(a);

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this Instrument, all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Issuer;

“Sæmundur Articles” means the articles of associations and/or any amendments thereto that takes effect on or about the Issue Date;

“Sæmundur Letter” means the deed poll dated on or about the Issue Date entered into by Sæmundur setting forth, among others, certain undertakings by Sæmundur for the benefit of the Bondholders;

“S&P” means Standard & Poor’s Ratings Services or any successor to the rating agency business thereof;

“Sæmundur” has the meaning given to it in Condition 9.15;

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or acquired after the Issue Date by the Issuer or a Restricted Subsidiary whereby the Issuer or a Restricted Subsidiary transfers such property to a Person and the Issuer or such Restricted Subsidiary contemporaneously leases it from such Person pursuant to a lease on reasonable market terms, other than leases between the Issuer and a Restricted Subsidiary of the Issuer or between Restricted Subsidiaries of the Issuer;

“Sanctions” means, collectively, any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or imposed by the Trading with the Enemy Act, 50 U.S.C. App. 1 et seq., the United Nationals Security Counsel, the European Union, Her Majesty’s Treasury, or other relevant sanction authority;

“SEC” means the United States Securities and Exchange Commission;

“Secured Bank Indebtedness” means any Bank Indebtedness that is secured by a Permitted Lien incurred or deemed incurred pursuant to clause (6)(A) of the definition of “Permitted Lien”;

“Secured Indebtedness” means any Indebtedness secured by a Lien;

44	Alvotech - Bond Instrument (Tranche A)

“Secured Indebtedness Leverage Ratio” means, with respect to any Person at any date, the ratio of (i) Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with IFRS) that constitutes Obligations, less the amount of Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date. In the event that the Issuer or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems or otherwise discharges any Indebtedness subsequent to the commencement of the period for which the Secured Indebtedness Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Indebtedness Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption or discharge of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuer may elect, pursuant to an Officer’s Certificate delivered to the Bondholders, to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS), in each case with respect to a business, a division or an operating unit of a business, as applicable, and any operational changes that the Issuer or any of its Restricted Subsidiaries has both determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Secured Leverage Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes (and the change of any associated Indebtedness and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to a business, a division or an operating unit of a business, as applicable, that would have required adjustment pursuant to this definition, then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officer’s Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event. For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period;

45	Alvotech - Bond Instrument (Tranche A)

“Secured Obligations” has the meaning given to it in Condition 7.1;

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder;

“Security” has the meaning given to it in Condition 7.1;

“Security Document Order” has the meaning given to it in Condition 7.13;

“Security Documents” has the meaning given to it in Condition 7.1;

“Senior Management” means each of the chairman, chief executive officer, chief operating officer, chief financial officer, chief legal officer, treasurer, assistant treasurer or controller, or in each case, person(s) performing equivalent functions;

“Shareholder Affiliate” means any Shareholder of the Issuer, each Affiliate of any such Shareholder, any trust of which any such Shareholder or any of its Affiliates is a trustee, any partnership of which any such Shareholder or any of its Affiliates is a partner and any trust, fund or other entity which is managed by, or is under the control of, any such Shareholder or any of its Affiliates.

“Share Charge (Alvotech hf.)” means an Icelandic law governed share charge dated on 14 December 2018 and made between the Issuer and Alvotech Swiss AG as chargor and Madison Pacific Trust Limited as security trustee in respect of shares in Alvotech hf, including the addendum thereto dated 28 September 2019 with respect to the transfer of certain shares in Alvotech hf. to Alvotech Swiss AG.

“Share Pledge (Alvotech Swiss AG)” means a Swiss law governed share pledge dated on 14 December 2018 and made between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security agent in respect of shares in Alvotech Swiss AG.

“Share Pledge (Alvotech Germany GmbH)” means a German law governed share pledge dated 13 December 2018 (No. 213, Part I of the Roll of Deeds 2018 of the Civil Law Notary Elmar Günther, Frankfurt-am-Main) and made between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of shares and certain ancillary rights in Alvotech Germany GmbH.

“Share Pledge (Alvotech Hannover GmbH)” means a German law governed share pledge dated 13 December 2018 (No. 213, Part II of the Roll of Deeds 2018 of the Civil Law Notary Elmar Günther, Frankfurt-am-Main) and made between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of shares and certain ancillary rights in Alvotech Hannover GmbH (formerly known as Glycothera GmbH).

“Shares” means the ordinary shares with a nominal value of one cent (US$0.01) each in the share capital of the Issuer or shares of any class or classes resulting from any subdivision, consolidation or re-classification of those shares, which as between themselves have no preference in respect of dividends or of amounts payable in the event of any liquidation or dissolution of the Issuer (or, as the context may require from and after the occurrence of the Listing Date the shares of the Person listed on the applicable Stock Exchange in respect of the IPO or SPAC Listing related to such Listing Date, as applicable);

46	Alvotech - Bond Instrument (Tranche A)

“Similar Business” means a business, the majority of whose revenues are derived from the activities of the Issuer and its Subsidiaries as of the Issue Date or any business or activity that is reasonably similar or complementary thereto or a reasonable extension, development or expansion thereof or ancillary or complementary thereto;

“SPAC Listing” means entering into binding documentation to give effect to a sale, business combination, consolidation, amalgamation or merger of the Issuer (or any holding company or Subsidiary undertaking of the Issuer) with or into, or other transaction involving, a special purpose acquisition company or any Subsidiary undertaking thereof (“SPAC”) following which the current holders of Voting Stock in the Issuer hold securities issued by the SPAC or the Issuer (or any holding company or Subsidiary undertaking of the Issuer) that are or will be listed on a Stock Exchange, provided that the Bondholders (holding in aggregate more than 50% of the principal amount of the Bonds then outstanding) have confirmed in writing to the Issuer that the proposed SPAC Listing does not adversely affect the interests of the Bondholders under the Bond Documents (taken as a whole), and provided further that the Bondholders will act reasonably in granting such confirmation, with such confirmation not to be unreasonably withheld or delayed.

“Special Put Date” has the meaning given to it in Condition 13.5(b);

“Special Put Exercise Notice” has the meaning given to it in Condition 13.5(b) ;

“Special Put Triggering Date” has the meaning given to it in Condition 13.5(a);

“Special Resolution” has the meaning given to it in paragraph 18 of Schedule 3;

“Specified Office” means, with respect to the Paying Agent, initially at 54/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, or, any other office notified to the Bondholders pursuant to Condition 20;

“Standard Securitisation Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Issuer or any Subsidiary of the Issuer that the Issuer has determined in good faith to be customary in a Receivables Financing including those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitisation Undertaking;

“Stated Maturity” means, with respect to any Indebtedness, the date specified in the document(s) governing such Indebtedness as the fixed date on which the final payment of principal of such Indebtedness is due and payable, including pursuant to any mandatory prepayment or redemption provision (but excluding any provision providing for the prepayment or repurchase of such Indebtedness at the option of the holder thereof upon the happening of any contingency beyond the control of the borrower or the issuer unless such contingency has occurred);

“Stock Exchange” means a major internationally recognised exchange including but not limited to HKSE, NASDAQ or their respective successors;

47	Alvotech - Bond Instrument (Tranche A)

“Subordinated Indebtedness” means any Indebtedness incurred by the Issuer or any Restricted Subsidiary (whether outstanding on the Issue Date or thereafter Incurred) which is by its terms subordinated in right of payment to the Bonds. For the avoidance of doubt, (x) Subordinated Indebtedness shall be deemed to include any Indebtedness that by its terms is not payable in cash (whether by its terms, by acceleration or otherwise) prior to the repayment in full of the Obligations and (y) Indebtedness shall not be considered subordinated in right of payment solely because it is unsecured, or secured on a junior basis to or entitled to proceeds from security enforcement after, other Indebtedness;

“Subscription Agreements” has the meaning given to it in Condition 2.

“Subsidiary” includes, in relation to any Person: (i) any company or business entity of which that Person owns or controls (either directly or through one or more other subsidiaries) more than 50 per cent. of the issued share capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or business entity; (ii) any company or business entity of which that Person owns or controls (either directly or through one or more other subsidiaries) not more than 50 per cent. of the issued share capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or business entity but effectively controls (either directly or through one or more other Subsidiaries) the management or the direction of business operations of such company or business entity; and (iii) any company or business entity which at any time has its accounts consolidated with those of that Person or which, under Luxembourg law or any other applicable law, regulations or the IFRS or such other applicable generally accepted accounting principles from time to time, should have its accounts consolidated with those of that Person;

“Successor Company” has the meaning given to it in Condition 9.11;

“Swiss Guarantor” has the meaning given to it in Condition 6.13;

“Swiss Guarantor Maximum Amount” has the meaning given to it in Condition 6.13;

“Swiss Security” has the meaning given to it in Condition 7.3;

“Swiss Withholding Tax” has the meaning given to it in Condition 6.13;

“Tax Credit” has the meaning given to it in Condition 14.1;

“Tax Deduction” has the meaning given to it in Condition 14.1;

“Tax Jurisdiction” has the meaning given to it in Condition 13.3;

“Tax Option Exercise Notice” has the meaning given to it in Condition 13.3;

“Tax Redemption Date” has the meaning given to it in Condition 13.3;

“Tax Redemption Notice” has the meaning given to it in Condition 13.3;

“Taxes” has the meaning given to it in Condition 14.1;

“Total Assets” means the total consolidated assets of the Issuer and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Issuer without giving effect to any amortisation of the amount of intangible assets since the Issue Date (or, with respect to any intangible assets acquired after the Issue Date, the date such assets were acquired by the Issuer or a Restricted Subsidiary);

48	Alvotech - Bond Instrument (Tranche A)

“Trading Day” means a day when the Stock Exchange or, as the case may be, an Alternative Stock Exchange, is open for dealing business; provided that if no VWAP or Closing Price, as the case may be, is reported in respect of the relevant Shares on the Stock Exchange or, as the case may be, such Alternative Stock Exchange, for one or more consecutive dealing days such day or days will be disregarded in any relevant calculation and shall be deemed not to have existed when ascertaining any period of dealing days;

“Transfer Certificate” has the meaning given to it in Condition 5.4;

“U.S.” or “United States” means the United States of America;

“Uniform Commercial Code” means the New York Uniform Commercial Code as in effect from time to time;

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the board of directors of such Person in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary of the Issuer) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Issuer or any other Subsidiary of the Issuer that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any of its Restricted Subsidiaries; provided, further, however, that either: (a) the Subsidiary to be so designated has total consolidated assets of US$1,000 or less; or (b) if such Subsidiary has consolidated assets greater than US$1,000, then such designation would be permitted under Condition 9.5.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)

(1) the Issuer would be permitted to Incur US$1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in Condition 9.4(a) or (2) the Consolidated Leverage Ratio for the Issuer and its Restricted Subsidiaries would be less than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y)	no Event of Default shall have occurred and be continuing.

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Any such designation by the Issuer shall be evidenced to the Bondholders by promptly filing with the Bondholders a copy of the resolution of the Board or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions;

“Upstream or Cross-Stream Secured Obligations” has the meaning given to it in Condition 6.13;

“US$” or “U.S. dollar” means the lawful currency of the U.S;

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person

“VWAP” has the meaning given to it in the definition of Current Market Price; and

“Wholly Owned Restricted Subsidiary” means any wholly owned Subsidiary that is a Restricted Subsidiary.

1.2	Headings used in this Instrument are for ease of reference only and shall be ignored in interpreting this Instrument.

1.3	References to Conditions and Schedules are references to Conditions and Schedules of or to this Instrument.

1.4	In this Instrument:

(a)	words and expressions in the singular include the plural and vice versa and words and expressions importing one gender include every gender;

(b)

any words following the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words, phrase or term preceding those terms;

(c)	any reference to a person includes any public body and any body of persons, corporate or unincorporated;

(d)

references to any ordinance, statute, legislation or enactment shall be construed as a reference to such ordinance, statute, legislation or enactment as may be amended or reenacted from time to time and for the time being in force;

(e)

references in this Instrument to principal, premium and other payments payable by the Issuer shall be deemed also to refer to any additional amounts which may be payable under Condition 14 or any undertaking or covenant given in addition thereto or in substitution therefor pursuant to this Instrument; and

(f)

any reference in these Conditions to “interest” or “coupon” in respect of the Bonds or to any moneys payable by a Guarantor or the Issuer under these Conditions or the other Bonds Documents shall be deemed to include a reference to any default interest which may be payable under Condition 12.6 (Default Interest and Delay in Payment) of this Instrument and any reference in these Conditions to accrued interest, accrued coupon, and related expressions shall be construed accordingly.

50	Alvotech - Bond Instrument (Tranche A)

1.5

References to any agreement or instrument are, unless expressed to be a reference to an agreement or instrument in its original form as at a particular date, references to that agreement or instrument as from time to time amended, novated, supplemented, extended, restated or replaced.

2	Amount and Issue of Bonds

The Issuer hereby constitutes the Bonds, in aggregate principal amount of US$174,707,377, and together with the aggregate principal amount of the Other Bonds outstanding, in an aggregate principal amount of US$397,400,874, including:

(a)

US$154,707,377 originally issued on the Issue Date pursuant to a subscription agreement originally dated 30 November 2018 between the Issuer, the Initial Guarantors and an investor and a subscription agreement originally dated 17 January 2019 between the Issuer, the Initial Guarantors and an investor (in each case, as rolled over pursuant to the relevant Conversion, Redemption and Rollover Agreement (as defined in the 2021 Amendment and Restatement Deed) (the “2018 and 2019 Subscription Agreements”); and

(b)

further Bonds in aggregate principal amount of US$20,000,000 issued on the 2021 A&R Effective Date pursuant to a subscription agreement dated 24 June 2021 between the Issuer, the Initial Guarantors and Oaktree Gilead Investment Fund AIF (Delaware), L.P., OCM Strategic Credit Investments 3 S.à r.l., Oaktree Huntington-GCF Investment Fund (Direct Lending AIF), L.P., Oaktree Global Credit Plus Fund, L.P., OCM Strategic Credit Investments 2 S.à r.l., Oaktree Specialty Lending Corporation, OCM Strategic Credit Investments S.à r.l. and Oaktree Strategic Income II, Inc. (the “Subscription Agreements”).

3	Status

The Bonds constitute direct, unsubordinated and unconditional obligations of the Issuer and shall at all times rank pari passu and without any preference or priority among themselves. The payment obligations of the Issuer under the Bonds shall, save for such exceptions as may be provided by mandatory provisions of applicable laws and subject to Condition 7.9, at all times rank at least equally with all of the Issuer’s other present and future direct, unsubordinated, unconditional and unsecured obligations.

No application will be made for a listing of the Bonds.

4	Form, Denomination and Title

4.1	Form and Denomination

The Bonds are issued in registered form in the denomination of US$200,000 each (or such other amount as agreed by the Issuer and the Bondholders (as approved by an Ordinary Resolution of the Bondholder)). The registered holding of Bonds is evidenced by the Register of Bondholders (as defined below). If a bond certificate is requested by a Bondholder to be issued, a bond certificate in the form set out in Schedule 1 to this Instrument (each a “Bond Certificate”) will be issued to that Bondholder evidencing its registered holding of Bonds. Each Bond and each Bond Certificate will be numbered serially with an identifying number, which will be recorded in the Register of Bondholders which the Registrar will keep and, if applicable, on the Bond Certificate.

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4.2	Title

Title to the Bonds passes only by transfer and registration in the Register of Bondholders as further described in Condition 5. The holder of any Bond will (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or the theft or loss of, the Bond Certificate issued in respect of it (other than the endorsed Transfer Certificate)) and no person will be liable for so treating the holder.

5	Registrar and Paying Agent; Transfers of Bonds; Issue of Bond Certificates

5.1	Registrar and Paying Agent

(a)

The Issuer shall maintain (i) an office or agency where the Bonds may be presented for registration of transfer or for exchange (the “Registrar”) and (ii) an office or agency where the Bonds may be presented for payment (the “Paying Agent”). The Issuer may have one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrars. The term “Paying Agent” includes the Paying Agent and any additional paying agents. The Issuer initially appoints Madison Pacific Trust Limited as Registrar and Paying Agent and Madison Pacific Trust Limited accepts such appointments.

(b)

At its sole discretion, the Issuer may remove any Registrar or Paying Agent upon written notice to such Registrar or Paying Agent and to the Security Trustee at any time; provided, however, that no such removal shall become effective until acceptance of an appointment by a successor as evidenced by an appropriate agreement entered into by the Issuer and successor Registrar or Paying Agent, as the case may be.

(c)

Upon the appointment of the Registrar or the Paying Agent, the Issuer shall promptly notify the Bondholders in writing of the Registrar’s Office or the Specified Office of such Paying Agent to the extent not already set forth in this Instrument.

5.2	Register of Bondholders

The Issuer will cause to be kept, and the Registrar shall keep, at the Registrar’s Office a register on which shall be entered, inter alias, (i) the nominal amounts of the Bonds, (ii) the nominal amounts and the serial numbers of the Bonds, (iii) the dates of issue of the Bonds, (iv) all subsequent transfers and changes of ownership of the Bonds, (v) the names and addresses of the Bondholders, (vi) all cancellations of the Bonds (the “Register of Bondholders”). Each Bondholder shall be entitled but not obligated to request one Bond Certificate in respect of its entire holding. Each Bondholder, the Issuer and any Person authorised in writing by the Bondholder shall be at liberty, (i) during normal office hours and, in respect of a Bondholder and authorised Person, (ii) upon written notice delivered reasonably in advance to the Registrar, to inspect and, at the costs of the Bondholder, take copies of the Register of Bondholders. Any change in the Registrar’s Office shall be promptly notified to the Bondholders and the Issuer in accordance with Condition 20.

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5.3	Bondholder Lists

The Registrar shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of the Bondholders (“List of Bondholders”). If the Paying Agent is not the Registrar, the Registrar shall furnish, to the Paying Agent (with a copy to the Issuer), in writing at least five Business Days before the due date of principal, premium, coupon, default interest or any other amounts payable under this Instrument and at such other times as the Paying Agent may request in writing, a list in such form and as of such date as the Paying Agent may reasonably require of the names and addresses of Bondholders.

The Registrar, upon request by Issuer, shall promptly furnish to the Issuer the List of Bondholders. In the event of an amendment to the List of Bondholders, the Registrar shall promptly provide an updated copy of the List of Bondholders to the Issuer.

5.4	Transfers

(a)

Subject to Condition 5.7 and any applicable laws and regulations, including, but not limited to, any transfer restriction pursuant to securities laws as set forth in the Bond Certificates, a Bond may be transferred or exchanged at any time by delivery of an endorsed transfer certificate (substantially in the form set out in Schedule 2 to this Instrument) (a “Transfer Certificate”) duly completed and signed by the registered Bondholder, the transferee or their respective attorneys duly authorised in writing and, if such Bond is in certificated form, delivery of the Bond Certificate issued in respect of that Bond, to the Registrar at the Registrar’s Office together with such evidence as the Registrar may reasonably require to prove the authority of the individuals who have executed the Transfer Certificate; provided that unless with the Issuer’s written consent, no title to a Bond may be transferred or exchanged to an individual that is resident in the Grand Duchy of Luxembourg for tax purposes.

(b)	No transfer of title to a Bond will be valid unless and until entered on the Register of Bondholders.

(c)

Any transfer is subject to performance by the Security Trustee of all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to such transfer, the completion of which the Security Trustee shall promptly notify to the existing Bondholder and the new Bondholder.

(d)	The New Holder shall prior to or on the Transfer Date pay a transfer fee of US$3,000 to the Security Trustee (for its own account).

5.5	Delivery of New Bond Certificates

(a)

If a Bond Certificate is requested by a Bondholder to be issued, each new Bond Certificate to be issued upon a transfer or exchange of Bonds shall, within five Business Days of receipt by the Registrar of an executed Transfer Certificate duly completed and signed, be made available for collection at the Registrar’s Office or, if so requested in the Transfer Certificate, be mailed by uninsured mail at the risk of the holder entitled to the Bonds (but free of charge to the holder) to the address specified in the Transfer Certificate.

(b)

Where only part of the principal amount of the Bonds in respect of which a Bond Certificate is issued is to be transferred or exchanged, a new Bond Certificate in respect of the Bonds not so transferred or exchanged will, within five Business Days of delivery of the original Bond Certificate to the Registrar, be mailed by uninsured mail at the risk of the holder entitled to the Bonds not so transferred or exchanged (but free of charge to the holder) to the address of such holder appearing on the Register of Bondholders.

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(c)

The Registrar shall promptly update and make entries into the Register of Bondholders to reflect any transfer or exchange of the Bonds made pursuant to these Conditions and shall promptly provide copies of such updated Register of Bondholders to each of the Bondholder and the Issuer.

5.6	Formalities Free of Charge

Registration of a transfer of Bonds and the issuance of new Bond Certificates will be effected without charge by the Registrar on behalf of the Issuer, but only upon payment or procuring of payment (or the giving or the procuring of giving of such indemnity as the Registrar or the Issuer may reasonably require) by the person making such application for transfer in respect of any tax or other governmental charges which may be imposed in relation to such transfer.

5.7	Closed Periods

No Bondholder may require the transfer of a Bond to be registered: (i) during the period of seven days ending on (and including) the dates for redemption pursuant to Condition 14.2; (ii) after a Change of Control Put Exercise Notice has been deposited in respect of such a Bond; or (iii) after a Bond has otherwise been called or put for redemption in accordance with its terms, each such period being a “Closed Period”.

5.8	Other Duties of the Registrar and Paying Agent

The Registrar and Paying Agent shall so long as any Bond is outstanding, as applicable under these Conditions:

(a)

effect exchanges of interests in the Bonds, in accordance with these Conditions and this Instrument, keep a record of all such exchanges and ensure that the Paying Agent is notified immediately after any such exchange;

(b)	make any necessary notations on the Bonds following transfer or exchange of interests in them;

(c)

receive any document in relation to or affecting the title to any of the Bond Certificate including all forms of transfer, forms of exchange, probates, letters of administration and powers of attorney;

(d)

if appropriate, charge to the Bondholders presented for exchange or transfer (i) the costs or expenses (if any) of delivering Bond Certificates issued on exchange or transfer other than by regular uninsured mail and (ii) a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration;

(e)	maintain proper records of the details of all documents and certifications received by itself or any other agent; and

(f)	comply with the requests of the Issuer with respect to the maintenance of the Register and give to the Issuer any information required by it for the proper performance of its duties.

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5.9	Fees and Expenses of the Registrar and Paying Agent

The Issuer or, in accordance with the terms of the Guarantee, the Guarantors, shall pay to the Registrar and Paying Agent the fees and expenses in respect of the Registrar and Paying Agent’s services as set out in the Fee Letter.

5.10	Indemnity

Each of the Issuer and the Guarantors hereby unconditionally and irrevocably covenants and undertakes jointly and severally to indemnify and hold harmless each of the Registrar and the Paying Agent, their respective directors, officers, employees and agents (each an “indemnified party”) in full at all times, against all losses, liabilities, actions, proceedings, claims, demands, penalties, damages, costs, expenses disbursements, and other liabilities whatsoever (the “Losses”), including without limitation the costs and expenses of legal advisors and other experts, which may be suffered or brought against or properly incurred by such indemnified party as a result of or in connection with (a) their appointment or involvement hereunder or the exercise or non-exercise of any of their powers, discretions, functions or duties hereunder or the taking of any acts in accordance with the terms of this Instrument or its usual practice; or (b) any instruction or other direction upon which an indemnified party may rely under this Instrument, as well as the costs and expenses properly incurred by an indemnified party of defending itself against or investigating or disputing any claim or liability with respect of the foregoing, provided that this indemnity shall not apply in respect of an indemnified party to the extent that a court of competent jurisdiction determines that any such Losses incurred or suffered by or brought against such indemnified party arises directly as a result of such indemnified party’s fraud, wilful misconduct or gross negligence. Each indemnified party shall, to the extent permitted by applicable laws, notify the Issuer and the Guarantors promptly of any third party claim for which it may seek an indemnity from the Issuer or the Guarantors, as the case may be.

5.11	Consequential Damages

Notwithstanding any other term or provision of this Instrument to the contrary, neither the Registrar or the Paying Agent shall be liable under any circumstances for special, punitive, indirect or consequential loss or damage of any kind whatsoever including but not limited to loss of profits (whether direct or indirect), goodwill, business or opportunities, whether or not foreseeable, even if such Agent is actually aware of or has been advised of the likelihood of such loss or damage and regardless of whether the claim for such loss or damage is made in negligence, for breach of contract, breach of trust, breach of fiduciary obligation or otherwise.

5.12	Survival

The provisions of Conditions 5.10, 5.11 and 5.12 shall survive the termination or expiry of this Instrument and the resignation or removal of the Paying Agent, Registrar or Security Trustee.

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5.13	Exclusion of Liability

(a)	Neither the Registrar nor the Paying Agent shall be responsible or be liable for:

(i)

the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Registrar and Paying Agent or any other person in or in connection with any Bond Document or the transactions contemplated in the Bond Documents, or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Bond Document;

(ii)

the legality, validity, effectiveness, adequacy or enforceability of any Bond Document, the Collateral, or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Bond Document or the Collateral;

(iii)

any losses, damages or costs to any person or diminution in value or any liability arising as a result of taking or refraining from taking any action in relation to any of the Bond Documents, the Collateral, or otherwise, whether in accordance with an instruction from an Agent or otherwise unless directly caused by its gross negligence or wilful misconduct;

(iv)

the exercise of, or the failure to exercise, any judgment, discretion or power given to it by or in connection with any of the Bond Documents, the Collateral, or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, the Bond Documents or the Collateral;

(v)	any shortfall which arises on the enforcement or realisation of the Collateral;

(vi)

any determination as to whether any information provided or to be provided to any Bondholder is non-public information, the use of which may be regulated or prohibited by applicable law or regulation relating to insider trading or otherwise;

(vii)	without prejudice to the generality of paragraphs (ii) and (iii) above, any damages, costs, losses, any diminution in value or any liability whatsoever arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets; breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

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(b)	Nothing in this Instrument shall oblige the Registrar and Paying Agent to carry out:

(i)	any “know your customer” or other checks in relation to any Person; or

(ii)	any check on the extent to which any transaction contemplated by this Instrument might be unlawful for any Bondholder,

on behalf of any Bondholder and each Bondholder confirms to the Registrar and Paying Agent, that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Registrar and Paying Agent.

(c)

Without prejudice to any provision of any Bond Document excluding or limiting the liability of the Registrar and Paying Agent, any liability of the Registrar and Paying Agent, arising under or in connection with any Bond Document or the Collateral shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Registrar and Paying Agent or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Registrar and Paying Agent at any time which increase the amount of that loss. In no event shall the Registrar and Paying Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Registrar and Paying Agent have been advised of the possibility of such loss or damages.

5.14	Rights of Paying Agent

(a)

The Paying Agent shall be entitled to the compensation agreed upon in this Deed and in accordance with the Fee Letter with the Issuer for all services rendered by it, and the Issuer agrees to promptly pay such compensation and to reimburse the Paying Agent on written demand for properly incurred and documented costs and out-of-pocket expenses (including legal fees and expenses) in connection with the appointment and the services rendered by it hereunder (plus any applicable value added tax).

(b)

The Paying Agents shall not be required to expend or risk any of its own funds or otherwise incur any liability, financial or otherwise, in the performance of any of its duties hereunder. The Paying Agent shall not be responsible for paying tax, levy, impost, duty, fee, assessment or governmental charge of any nature or other payment or for determining whether such amounts are payable or the amount thereof, and shall not be responsible or liable for any failure by the Issuer, any holder of the Bonds or any other person to pay such tax, levy, impost, duty, fee, assessment or governmental charge of any nature or other payment in any jurisdiction.

(c)

The Paying Agent may at any time resign without cost or assigning any reason by giving written notice of its resignation to the Issuer specifying the date on which its resignation shall become effective. Upon receiving such notice of resignation, the Issuer shall promptly appoint a successor to such Agent by written instrument in duplicate executed on behalf of the Issuer, one copy of which shall be delivered to the resigning Agent and one copy to the successor Agent. Notwithstanding the date of effectiveness specified in such written notice of resignation, each resignation shall become effective only upon the acceptance of appointment by the successor to such Agent. The Issuer may, at any time and for any reason written notice to that effect

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remove any Agent and appoint a successor Agent by written instrument in duplicate executed on behalf of the Issuer, one copy of which shall be delivered to the Paying Agent being removed and one copy to the successor Paying Agent. Notwithstanding the date of effectiveness specified in such written notice of removal, each removal of an Agent and any appointment of a successor Agent shall become effective only upon acceptance of appointment by the successor to such Agent as provided hereof. Upon resignation or removal, such Agent shall be entitled to the payment by the Issuer of its compensation for the services rendered hereunder and to the reimbursement of all properly incurred out-of-pocket expenses (including, without limitation, reasonable legal fees and expenses) incurred and in connection with the services rendered by it hereunder.

6	Guarantees

6.1	Guarantees

Each Guarantor hereby unconditionally, irrevocably, jointly and severally guarantees as a primary obligor, and not merely as a surety, on an unsubordinated basis to each Bondholder and its successors and assigns punctual payment of all sums expressed to be payable by the Issuer under this Instrument and the Bonds (the “Guaranteed Obligations”), as and when the same becomes due and payable, whether at the Maturity Date, upon early redemption, upon acceleration or otherwise, and the performance of all other obligations expressed to be assumed by the Issuer according to the terms of this Instrument and the Bonds. In case of the failure of the Issuer to pay any such sum as and when the same shall become due and payable, each Guarantor hereby undertakes to cause such payment to be made as and when the same becomes due and payable, whether at the Maturity Date, upon early redemption, upon acceleration or otherwise, as if such payment were made by the Issuer. In case of the failure of the Issuer to perform any such other obligation as and when the same shall become due for performance, each Guarantor hereby undertakes to use its best efforts to procure the performance of such other obligation as and when the same becomes due for performance.

6.2	Guarantors as Principal Debtors

Each Guarantor undertakes, as an independent primary obligation, that it shall pay to each Bondholder promptly on demand sums sufficient to indemnify each Bondholder against any loss sustained by such Bondholder by reason of:

(a)	the non-payment as and when the same shall become due and payable of any sum expressed to be payable by the Issuer under this Instrument or in respect of the Bonds; or

(b)	the non-performance as and when the same shall become due for performance of any other obligation expressed to be assumed by the Issuer in this Instrument,

(c)

in each case, whether by reason of any of the obligations expressed to be assumed by the Issuer in this Instrument or the Bonds being or becoming void, voidable or unenforceable for any reason, whether or not known to such Bondholder or for any other reason whatsoever.

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6.3	Unconditional Payment

If the Issuer defaults in the payment of any sum expressed to be payable by the Issuer under this Instrument or in respect of the Bonds as and when the same shall become due and payable, the Guarantors shall forthwith unconditionally pay or procure to be paid to or to the order of the Bondholders in United States Dollars in same day, freely transferable funds the amount in respect of which such default has been made; provided that every payment of such amount made by the Guarantors to the Bondholders shall be deemed to cure pro tanto such default by the Issuer and shall be deemed for the purposes of this Condition 6 to have been paid to or for the account of the Bondholders.

6.4	Unconditional Obligation

Each Guarantor agrees that its obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of this Instrument or any Bond, or any change in or amendment hereto or thereto, the absence of any action to enforce the same, any waiver or consent by any Bondholder with respect to any provision of this Instrument or the Bonds, the obtaining of any judgment against the Issuer or any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defence of a guarantor.

6.5	Guarantors’ Obligations Continuing

Each Guarantor waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest or notice with respect to any Bond or the indebtedness evidenced thereby and all demands whatsoever. Each Guarantor agrees that the guarantee and indemnity contained in this Condition 6 is a continuing guarantee and indemnity and shall remain in full force and effect until all amounts due as principal, coupon or otherwise in respect of the Bonds or under this Instrument shall have been paid in full, regardless of any intermediate payment or discharge in whole or in part, and that the Guarantors shall not be discharged by anything other than a complete performance of the obligations of the Issuer contained in this Instrument and the Bonds.

6.6	Subrogation of Guarantors’ Rights

Each Guarantor shall be subrogated to all rights of the Bondholders against the Issuer in respect of any amounts paid by such Guarantor pursuant hereto; provided that the Guarantors shall not without the consent of the Bondholders be entitled to enforce, or to receive any payments arising out of or based upon or prove in any insolvency or winding up of the Issuer in respect of, such right of subrogation until such time as the principal of and coupon on all outstanding Bonds and all other amounts due under this Instrument and the Bonds have been paid in full. Furthermore, until such time as aforesaid each Guarantor shall not counter indemnity from the Issuer in respect of its obligations under this Condition 6.

6.7	Repayment to the Issuer

If any payment received by any Bondholder pursuant to the provisions of this Instrument shall, on the subsequent bankruptcy, insolvency, corporate reorganisation or other similar event affecting the Issuer, be avoided, reduced, invalidated or set aside under any laws relating to bankruptcy, insolvency, corporate reorganisation or other similar events, such payment shall not be considered as discharging or diminishing the liability of any of the Guarantors whether

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as guarantor, principal debtor or indemnifier and the guarantee contained in this Condition 6 shall continue to be effective or be reinstated, as the case may be, as if such payment had at all times remained owing by the Issuer and each Guarantor shall indemnify and keep indemnified the Bondholders on the terms of the guarantee and indemnity contained in this Condition 6.

6.8	Ranking of the Guarantee

Each Guarantee constitutes direct, unconditional, unsubordinated and secured obligations of the relevant Guarantor which will at all times rank at least equally with all of the relevant Guarantor’s other present and future unsubordinated obligations, save for such exceptions as may be provided by mandatory provisions of applicable law (notably in respect of bankruptcy, insolvency or liquidation).

6.9	Future Guarantors

(a)

The Issuer shall cause each of its future Subsidiaries organised outside of the PRC (other than Receivables Subsidiaries, within ten Business Days of such Subsidiary becoming a Restricted Subsidiary to execute and deliver to the Bondholders an accession letter substantially in the form of Schedule 4 to this Instrument pursuant to which such Restricted Subsidiary shall, jointly and severally, with the existing Guarantors, guarantee the due payment in full of all sums expressed to be payable by the Issuer under this Instrument and the Bonds.

(b)

Each Subsidiary of the Issuer that guarantees the Bonds after the date of this Instrument in accordance with this Instrument is referred to as a “Future Guarantor” and, upon execution of the applicable accession letter, will be a Guarantor.

6.10	Release of A Guarantee

The Guarantee shall be released (on the occurrence of the events set out in paragraphs (a) and (b) below, only in relation to the Guarantor affected) if:

(a)

in relation to any Guarantor, it is disposed of in accordance with this Instrument; provided that (i) it is simultaneously released from its obligations (if any) in respect of any other indebtedness of the Issuer or any other Subsidiary; and (ii) the proceeds of any such disposal are used for purposes either permitted or required by this Instrument; or

(b)	all amounts due and payable under the Bonds then outstanding and this Instrument have been paid in full to the satisfaction of the Security Trustee.

In relation to the release of any Guarantor from its Guarantee, it shall remain effective until the Issuer has delivered to the Bondholders an Officer’s Certificate stating that all requirements relating to such release have been complied with and that such release is authorised and permitted by this Instrument.

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6.11	No Reduction, Limitation, Impairment or Termination

Except as expressly set forth in Condition 6.12 hereof, the obligations of each Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of each Guarantor herein shall not be discharged or impaired or otherwise affected by the failure of the Bondholder to assert any claim or demand or to enforce any remedy under any of the Bond Documents, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the obligations, or by any other act or thing or omission or delay to do any other act or thing that may or might in any manner or to any extent vary the risk of the Guarantor or would otherwise operate as a discharge of such Guarantor as a matter of law or equity.

6.12	Limitations

(a)

Subject to Condition 6.12(c) below, any term or provision of this Instrument to the contrary notwithstanding, the maximum aggregate amount of the Guaranteed Obligations guaranteed hereunder by a Guarantor shall not exceed the maximum amount that can be guaranteed hereby without rendering the Guarantee of such Guarantor voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

(b)	None of the Guarantors shall have any obligation or liability to any Person relating to, arising out of, or in connection with, this Instrument or the Bonds other than as expressly set forth herein.

(c)

(i)	For purposes of this Condition 6.12(c) only:

“Affiliate” means a company which is an affiliated company (verbundenes Unternehmen) of another company within the meaning of section 16, 17 or 18 of the AktG;

“AktG” means the German Stock Corporation Act (Aktiengesetz);

“DPLA” means a domination and/or profit and loss pooling agreement (Beherrschungs – und/oder Gewinnabführungsvertrag) as defined in section 291 of the AktG;

“German Guarantor” means a Guarantor incorporated as a German limited liability company (Gesellschaft mit beschränkter Haftung -GmbH);

“GmbHG” means the German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung);

“HGB” means the German Commercial Code (Handelsgesetzbuch);

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“Net Assets” means an amount equal to the sum of the amounts of the relevant German Guarantor’s assets (consisting of all assets which correspond to the items set forth in section 266 para. 2 A, B, C, D and E of the HGB) less the aggregate amount of the relevant German Guarantor’s liabilities (consisting of all liabilities and liability reserves which correspond to the items set forth in section 266 para. 3 B, C, D and E of the HGB), save that any obligations (Verbindlichkeiten) of the German Guarantor:

(A)

owing to any member of the Group, any other Affiliate or any direct or indirect shareholder of the German Guarantor (“Subordinated Intra-Group Lender”) which are subordinated by law or by contract to any financial indebtedness outstanding under this Instrument and the Bonds (including, for the avoidance of doubt, obligations that would in an insolvency be subordinated pursuant to section 39 para. 1 no. 5 or section 39 para. 2 of the German Insolvency Code (Insolvenzordnung)) and including obligations under guarantees for obligations which are so subordinated, provided that a waiver of the relevant repayment claim would not violate mandatory legal restrictions applicable to the relevant Subordinated Intra-Group Lender; or

(B)	incurred in violation of any of the provisions of any Bond Document,

shall be disregarded; the Net Assets shall be determined in accordance with the generally accepted accounting principles applicable from time to time in Germany (Grundsätze ordnungsmäßiger Buchführung).

“Protected Capital” means in relation to the relevant German Guarantor the aggregate amount of:

(A)

its share capital (Stammkapital) as registered in the commercial register (Handelsregister), provided that any increase registered after the date of this Instrument shall not be taken into account unless (i) such increase has been effected with the prior written consent of the Bondholders and (ii) only to the extent it is fully paid up; and

(B)	its amount of profits (Gewinne) or reserves (Rücklagen) which are not available for distribution to its shareholder(s) in accordance with sections 253 para 6 or 268 para 8 of the HGB, as applicable;

“Subsidiary” means a company which is a subsidiary (Tochterunternehmen) of another company within the meaning of section 271 para. 2, section 290 of the HGB and/or within the meaning of sections 16 and 17 of the AktG; and

“Up-stream and/or Cross-stream Guarantee” means any Guarantee of the relevant German Guarantor if and to the extent such Guarantee secure any obligations of the Issuer or any other direct or indirect shareholder of the relevant German Guarantor or an Affiliate of the German Guarantor (other than the German Guarantor itself and its Subsidiaries), provided that it shall not constitute an Up-stream or Cross-stream Guarantee if and to the extent the Guarantee secures amounts outstanding under any Bond Document in relation to any financial accommodation made available under such Bond Document to the Issuer or any borrower and on-lent or otherwise passed on to, or issued for the benefit of, the relevant German Guarantor or any of its Subsidiaries and outstanding from time to time.

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(ii)	This Condition 6.12(c) applies if and to the extent the Guarantee is an Up-stream and/or Cross-stream Guarantee.

(iii)	The enforcement of any Up-stream and/or Cross-stream Guarantee shall be limited if and to the extent that:

(A)

the relevant German Guarantor is able to demonstrate that (1) at the time of entry into this Instrument it did not hold any recoverable indemnification claim (werthaltiger Freistellungsanspruch) (or separate indemnification claims) covering (in the aggregate) the amount of the Guaranteed Obligations for which such Up-stream and/or Cross-stream Guarantee is to be enforced and (2) entering into this Instrument had the effect of reducing the relevant German Guarantor’s Net Assets calculated as at the date of this Instrument to an amount that is lower than the amount of its current Protected Capital or, if the amount of the Net Assets were already lower at the date of this Instrument than the amount of its Protected Capital, the effect of causing the Net Assets to be further reduced and thereby violating sections 30, 31 GmbHG; and

(B)

the relevant German Guarantor has complied with its obligation to deliver the Management Determination (as defined below) and/or the Auditor’s Determination (as defined below), in each case in accordance with the requirements set out in paragraphs (iv) and (v) below.

(iv)

The limitations pursuant to this paragraph (c) shall not apply if the relevant German Guarantor is on the date a demand under the Guarantee is made (or was on the date of this Instrument) party to a DPLA as a dominated or profit distributing entity.

(v)

The limitations pursuant to this Condition 6.12(c) shall only apply if and to the extent that within 15 Business Days after a demand has been made under the Guarantee, the relevant German Guarantor has provided to the Bondholders a certificate signed by its managing director(s) (Geschäftsführer) (the “Management Determination”) confirming in writing and supported by reasonably detailed calculations and other available evidence:

(A)	if and to what extent the Guarantee is an Up-stream and/or Cross-stream Guarantee;

(B)

which indemnification claims the relevant German Guarantor held on the date of entering into this Instrument as a result of entering into this Instrument and if and to what extent such indemnification claims were not recoverable (werthaltig) at that time; and

(C)	to what extent entering into this Instrument had the effects set out in paragraph (iii)(A) above.

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(vi)

If the Bondholders disagree with the Management Determination, the relevant German Guarantor shall, at its own cost and expense, within 20 Business Days following receipt of a request by the Bondholders, deliver an opinion of an accounting, appraisal or investment banking firm of national or international standing, or other recognised independent expert of national or international standing with experience appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required appointed by the relevant German Guarantor in consultation with the Bondholders (the “Auditor’s Determination”) and confirming:

(A)	if and to what extent the Guarantee is an Up-stream and/or Cross-stream Guarantee;

(B)

which indemnification claims the relevant German Guarantor held on the date of entering into this Instrument as a result of entering into this Instrument and if and to what extent such indemnification claims were not recoverable (werthaltig) at that time; and

(C)	to what extent entering into this Instrument had the effects set out in paragraph (iii)(A) above.

(vii)

The Bondholders shall be entitled to enforce any amount under the Upstream and/or Cross-stream Guarantee which, according the Auditor’s Determination, is enforceable in accordance with the limitations set out in this Condition 6.12(c).

(d)	Nothing in this Condition 6.12(c) shall prevent or limit the Bondholders to challenge the Auditor’s Determination or further pursue their rights and claims under this Instrument in court.

(e)

No reduction of the amount enforceable pursuant to this Condition 6.12(c) will prejudice the right of the Bondholders to continue to enforce the Guarantee until full satisfaction of the Guaranteed Obligations.

(f)

For the avoidance of doubt, no reduction of the amount enforceable pursuant to this Condition 6.12(c) shall apply if and to the extent for any reason (including as a result of a change in the relevant rules of law or their application or construction) the relevant situation referred to in paragraph (c)(iii) above does not constitute a breach of the relevant German Guarantor’s obligations to preserve its stated share capital pursuant to sections 30, 31 GmbHG (as amended, supplemented and/or replaced from time to time).

This Condition 6.12 shall survive any termination or discharge of this Instrument.

6.13	Limitation for Guarantors incorporated in Switzerland

Any Guaranteed Obligations pursuant to this Condition 6 that are incurred by a Guarantor incorporated in Switzerland (a “Swiss Guarantor”) or any other obligation of a Swiss Guarantor under this Instrument or any other Bond Document to grant economic benefits to its (direct or indirect) parent company or its sister companies, including, for the avoidance of doubt, any joint liability, any indemnity, any waiver of set-off or subrogation rights or waiver of intra-group claims, shall be subject to the following:

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(a)

If and to the extent a Swiss Guarantor becomes liable for any obligations of its (direct or indirect) parent company (upstream obligations) or its sister companies (cross-stream obligations) (the “Upstream or Cross-Stream Secured Obligations”) under the Bond Documents and if complying with such Upstream or Cross-Stream Secured Obligations would constitute a repayment of capital (Einlagerückgewähr/Kapitalrückzahlung), a violation of the legally protected reserves (gesetzlich geschützte Reserven) or the payment of a (constructive) dividend (Gewinnausschüttung) under Swiss corporate law and practice then applicable, such Swiss Guarantor’s aggregate liability for Upstream or Cross-Stream Secured Obligations shall be limited to the maximum amount of such Swiss Guarantor’s freely disposable shareholder equity at the time it becomes liable (the “Swiss Guarantor Maximum Amount”), provided that such limitation is required under the applicable law at that time; provided, further, that such limitation shall not free such Swiss Guarantor from its obligations in excess of the Swiss Guarantor Maximum Amount, but merely postpone the performance date of those obligations until such time or times as performance is again permitted under then applicable law. Such Swiss Guarantor Maximum Amount of freely disposable shareholder equity shall be determined in accordance with Swiss law and applicable Swiss accounting principles, and, if and to the extent required by applicable Swiss law, shall be confirmed by the auditors of such Swiss Guarantor on the basis of an interim audited balance sheet as of that time.

(b)

In respect of Upstream or Cross-Stream Secured Obligations, each Swiss Guarantor shall at the time it is required to make a payment under any Bond Document, if and to the extent required by applicable law (including tax treaties) in force at the relevant time:

(i)

use its reasonable efforts to ensure that such enforcement proceeds can be used to discharge Upstream or Cross-Stream Secured Obligations without deduction of any withholding tax levied in accordance with the Act on the Withholding Tax (Bundesgesetz über die Verrechnungssteuer) of 13 October 1965, as amended from time to time (the “Swiss Withholding Tax”) by discharging the liability to such tax by notification pursuant to applicable law (including tax treaties) rather than payment of the tax;

(ii)

if the notification procedure referred to in clause (i) above does not apply, deduct the Swiss Withholding Tax at such rate (which is currently 35% as at the date of this Instrument) as is in force from time to time from any such enforcement proceeds used to discharge Upstream or Cross-Stream Secured Obligations, and pay, without delay, any such taxes deducted to the Swiss Federal Tax Administration;

(iii)

notify the Security Trustee of such notification referred to in clause (i) above or, as the case may be, deduction has been made, and provide the Security Trustee with evidence that such a notification of the Swiss Federal Tax Administration has been made or, as the case may be, such taxes deducted have been paid to the Swiss Federal Tax Administration; and

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(iv)

in the case of a deduction of Swiss Withholding Tax, use its reasonable efforts to ensure that any person, which is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such enforcement proceeds, will, as soon as possible after such deduction,

(A)	request a refund of the Swiss Withholding Tax under applicable law (including tax treaties); and

(B)

in case it has received any refund for the Swiss Withholding Tax, pay to the Security Trustee upon receipt any amount so refunded. The Security Trustee shall co-operate with the Swiss Guarantor to secure such refund.

(c)

To the extent a Swiss Guarantor is required to deduct Swiss Withholding Tax pursuant to Condition 6.13(b)(iv), and if the maximum amount of freely disposable shareholder equity pursuant to Condition 6.13(a) is not utilised, such Swiss Guarantor shall pay additional amounts until such payment(s) is equal to an amount which (after making any deduction of Swiss Withholding Tax pursuant to Condition 6.13(b)) would have resulted if no deduction of Swiss Withholding Tax had been required, provided that such payments (including the additional amount) shall in any event be limited to the Swiss Guarantor Maximum Amount.

(d)

If and to the extent reasonably requested by the Security Trustee and if and to the extent this is from time to time required under Swiss law (restricting profit distributions), in order to allow a prompt performance of a Swiss Guarantor’s obligations under the Bond Documents, such Swiss Guarantor shall promptly implement all such measures and/or promptly procure the fulfilment of all prerequisites allowing it to promptly make the (requested) payment(s) hereunder from time to time, including the following:

(i)	preparation of an up-to-date audited balance sheet of the Swiss Guarantor;

(ii)	confirmation of the auditors of the Swiss Guarantor that the relevant amount represents (the maximum of) freely distributable profits;

(iii)	conversion of restricted reserves into profits and reserves freely available for the distribution as dividends (to the extent permitted by mandatory Swiss law);

(iv)	revaluation of hidden reserves (to the extent permitted by mandatory Swiss law);

(v)	approval by a shareholders’ meeting of the Swiss Guarantor of the (resulting) profit distribution; and

(vi)

all such other measures reasonably necessary or useful to allow for the use of enforcement proceeds to discharge the Upstream or Cross-Stream Secured Obligations to the fullest extent allowed by applicable law.

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7	Security

7.1	Security

The Bonds and the Guarantees will have the benefit of the security (the “Security”) constituted by (a) the Existing Security Documents, (b) the 2021 A&R Security Documents and (c) 2022 A&R Security Documents, respectively as set out in Schedule 8, as security, inter alia, for all amounts payable on the Bonds and all present and future liabilities and obligations of the obligors under the Bonds, the Guarantees and these Conditions (including, without limitation, the Parallel Debt) (“Secured Obligations”). The charges and pledges referred to in the immediately preceding sentence are collectively referred to herein as the “Security Documents”, and the Issuer and its Subsidiaries giving such charges or pledges are collectively referred to as the “Pledgors” and each individually as a “Pledgor”.

The Issuer and the Guarantors shall pledge all of their respective accounts maintained, or opened at any time after the Issue Date, at any bank or financial institution other than (i) any payroll or fiduciary account or (ii) any account having no more than US$500,000 (or the Dollar Equivalent thereof) of cash on deposit at any given time; provided that all accounts so excluded pursuant to this clause (ii) shall in aggregate have no more than US$2,500,000 (or the Dollar Equivalent thereof) of cash on deposit at any given time. Any account pledged pursuant to the immediately preceding sentence shall constitute Security, the agreement documenting the pledge of such account shall constitute a Security Document, and the Issuer or such Guarantor giving such pledge shall become a Pledgor and accede to the Intercreditor Deed in such capacity as appropriate.

7.2	Grant of Security

For good and valuable consideration, receipt of which is acknowledged, as security for the Secured Obligations, the Pledgors have created in favour of the Security Trustee (for the benefit of the Bondholders) and/or the Bondholders the Security pursuant to the Security Documents and the Intercreditor Deed.

7.3	Representation of the Bondholders in relation to Swiss security

Any Security that is governed by Swiss law (a “Swiss Security”), including, without limitation, the share pledge in respect of the shares of Alvotech Swiss AG and any Intellectual Property Collateral governed by Swiss law, shall be subject to the following:

(a)

with respect to any Swiss Security constituted by non-accessory (nicht akzessorische) security interests, the Security Trustee shall hold, administer and, as the case may be, enforce or release such Swiss Security in its own name for the account of itself, the Trustee and the Bondholders as their indirect representative (indirekter Stellvertreter), subject to the terms and conditions of the relevant Security Document;

(b)

with respect to any Swiss Security constituted by accessory (akzessorische) security interests, the Security Trustee shall administer and, as the case may be, enforce or release such Swiss Security in its own name and its own account as well as for the account and in the name of the Security Trustee and the Bondholders as their direct representative (direkter Stellvertreter), subject to the terms and conditions of the relevant Security Document;

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(c)

each Bondholder, by accepting the Bonds, hereby instructs and authorizes the Security Trustee (with the right of sub-delegation) to act as its agent (Stellvertreter) and in particular (without limitation) to enter into and amend any documents evidencing a Swiss Security and to make and accept all declarations and take all actions it considers necessary or useful in connection with any Swiss Security on behalf of such Bondholder (including, without limitation, the entering into, acceptance of declarations or taking of actions as representative of several parties (Doppel-/Mehrfachvertretung));

(d)

the Security Trustee shall be entitled to enforce or release any Swiss Security, to perform any rights and obligations under any documents evidencing a Swiss Security and to execute new and different documents evidencing or relating to a Swiss Security, subject to the terms and conditions of the relevant Security Document;

(e)	each Bondholder, by accepting the Bonds, hereby authorizes the Security Trustee to execute any agreements and documents or otherwise act on its behalf;

(f)	each Bondholder, by accepting the Bonds, hereby ratifies and approves all acts previously done by the Security Trustee on behalf of such Bondholder;

(g)	the Security Trustee accepts its appointment as agent and administrator of the Swiss Security on the terms and subject to the conditions set forth in this Instrument; and

(h)

the Security Trustee agrees, and each Bondholder, by accepting the Bonds, agrees, that, in relation to any Swiss Security, no Bondholder shall exercise any independent power to enforce any Swiss Security or take any other action in relation to the enforcement of any Swiss Security or make or receive any declarations in relation thereto, subject to the terms and conditions of the relevant Security Document.

7.4	Enforcement of Security

Subject to the terms of the Intercreditor Deed and the relevant Security Documents, at any time after the Security has become enforceable under this Instrument or the relevant Security Documents, the Bondholders may (but shall not be obliged to), at their discretion and without further notice, solely by way of a written request by holders of at least 50.1 per cent. in principal amount of the Bonds and the Other Bonds then outstanding (the “Instructing Bondholders”), direct the Security Trustee to take such proceedings as the Bondholders may think fit against or in relation to any Pledgor (including, without limitation, by taking possession or disposing of or realising the Collateral in addition to, or in lieu of taking such other action as may be permitted against any Pledgor) to enforce the Security.

7.5	Security Trustee Taking Possession of Collateral

To enforce the Security, the Security Trustee may, subject to Condition 7.4 above, following the Security becoming enforceable, at the direction of the Instructing Bondholders, take possession of all or part of the Collateral over which the Security shall have become enforceable, sell, call in, collect and convert into money, all or part of the Collateral in such manner and on such terms as directed by the Instructing Bondholders or take any of the following actions if so directed by the Instructing Bondholders, subject to applicable law:

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(a)

sell, exchange, license or otherwise dispose of or otherwise deal with the Collateral or any interest in the same, and to do so for shares, debentures or any other securities whatsoever, or in consideration of an agreement to pay all or part of the purchase price at a later date or dates, or an agreement to make periodical payments, whether or not the agreement is secured by an encumbrance or a guarantee, or for such other consideration (if any) and upon such terms whatsoever as the Security Trustee may think fit, and also to grant any option to purchase;

(b)	take possession of, get in and collect the Collateral;

(c)

manage and/or carry on and/or concur in managing the business and affairs of the Pledgor with respect to the Collateral or any part thereof as it thinks fit with power to appoint or dismiss managers, agents or employees;

(d)	repair, insure, protect and improve the Collateral or any part thereof;

(e)	settle, adjust, refer to arbitration, compromise or arrange all accounts, questions, disputes, claims and demands whatsoever in relation to the Collateral or any part thereof;

(f)	execute and do contracts, deeds, documents and things and bring, defend or abandon actions, suits and proceedings in relation to the Collateral or any part thereof in the name of any Pledgor;

(g)	exercise or permit any other person to exercise any powers or rights incident to the ownership of the Collateral or any part thereof;

(h)

discharge the Collateral or any part thereof from any charge securing the Secured Obligation or release any Pledgor from any obligation where the Security Trustee considers such release or discharge to be expedient and in the interests of the secured parties and on such terms and conditions as it thinks fit; and

(i)

generally to do anything in relation to the Collateral or any part thereof or any other property subject to the Security Documents as it could do if it were the absolute beneficial owner of the Collateral.

7.6	Pledgors’ Waiver

Each Pledgor waives, to the extent permitted under applicable law, all rights it may otherwise have to require that the Security be enforced in any particular order or manner or at any particular time or that any sum received or recovered from any person, or by virtue of the enforcement of any of the Security or any security interest therein, which is capable of being applied in or towards discharge of any of the Secured Obligations is so applied.

7.7	Discharge

The Security Trustee’s receipt for any moneys paid to it shall discharge the person paying them from such amounts so received and such person shall not be responsible for their application.

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7.8	Ability to Borrow on Collateral

Following the Security becoming enforceable and subject to the provisions of the Security Documents:

(a)

the Security Trustee may raise and borrow money on the security of the Collateral or any part of it in order to defray moneys, costs, charges, losses and expenses paid or incurred by it in relation to this Instrument or any Security Document (including the costs of realising any security and the remuneration of the Security Trustee) or in exercise of any of its functions pursuant to this Instrument or any Security Document; and

(b)

the Security Trustee may raise and borrow such money on such terms as it shall think fit and may secure its repayment with interest by mortgaging or otherwise charging all or part of the Collateral whether or not in priority to the Security constituted by or pursuant to this Instrument and generally in such manner and form as the Security Trustee shall think fit, and for such purposes may take such action as it shall think fit.

7.9	Attorney

Each Pledgor, by way of security, irrevocably and severally appoints the Security Trustee and every receiver of any Collateral appointed pursuant to this Instrument to be severally acting as its attorney (with full power of substitution) on its behalf and in its name to take any action, whether before or for the purposes of enforcement of the Security, which that Pledgor is obliged to take under this Instrument and the Security Documents, and generally to exercise all or any of the functions of the Security Trustee or any such receiver; provided that (a) an Event of Default has occurred and a written notice has been served to the Issuer by the Instructing Bondholders and (b) the Pledgor has failed to take such action for 5 Business Days following notification by the Security Trustee (provided further that a copy of such notice is sent to the Issuer and the Pledgor is requested to comply).

Each Pledgor shall ratify and confirm, and agrees to hereby ratify and confirm, whatever any such attorney appointed in accordance with this Condition 7.9 shall do, or purport to do, in the exercise, or purported exercise, of such functions.

7.10	Liability

None of the Security Trustee, its nominee(s), any receiver or any appointee shall be liable by reason of (a) taking any action permitted by this Instrument or the Security Documents by the Security Trustee, such receiver or such appointee or (b) any neglect or default by the Security Trustee, such receiver or such appointee in connection with the Collateral or (c) the taking possession or realisation of all or any part of the Collateral, except in the case of gross negligence, wilful misconduct or fraud upon its part. The Security Trustee shall not be responsible for the creation, validity, value, sufficiency and enforceability (which the Security Trustee has not investigated) of the Collateral.

7.11	Dealings with Security Trustee

No Person dealing with the Security Trustee or any receiver of any of the Collateral appointed by the Security Trustee need enquire whether any of the powers, authorities and discretions conferred by or pursuant to this Instrument in relation to such property are or may be exercisable by the Security Trustee or such receiver or as to the propriety or regularity of acts purporting or intended to be in exercise of any such powers.

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7.12	Release of Security

No release of Security shall be effective against the Security Trustee or the Bondholders until the Issuer has delivered to the Security Trustee an Officer’s Certificate stating that all requirements relating to such release have been complied with and such release is authorised and permitted by the terms of the Security Documents.

Upon a disposal of any of the Collateral:

(a)	pursuant to the enforcement of the Security by a receiver or the Security Trustee; or

(b)	if that disposal or release is permitted under this Instrument or the Security Documents,

the Security Trustee shall release that property from the Security and is authorised to execute, without the need for any further authority from the Bondholders, any release of the Security or other claim over that asset.

7.13	Security Trustee

(a)

Madison Pacific Trust Limited shall initially act as Security Trustee and shall be authorised to appoint co-Security Trustees as necessary in its sole discretion. Except as otherwise explicitly provided herein or in the Security Documents or the Intercreditor Deed, neither the Security Trustee nor any of its officers, directors, employees or agents shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so, unless caused by its negligence, willful misconduct or breach of the Bond Documents, or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof. Notwithstanding any provision to the contrary contained elsewhere in this Instrument, the Intercreditor Deed or the Security Documents, the duties of the Security Trustee shall be ministerial and administrative in nature, and the Security Trustee shall not have any duties or responsibilities, except those expressly set forth in this Instrument, in the Intercreditor Deed and in the Security Documents to which the Security Trustee is a party, nor shall the Security Trustee have or be deemed to have any trust or other fiduciary relationship with the Security Trustee, any Bondholder, the Issuer or any Guarantor, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Instrument, the Intercreditor Deed or the Security Documents or shall otherwise exist against the Security Trustee. The Security Trustee shall be accountable only for amounts that it actually receives as a result of the exercise of such powers, and neither the Security Trustee nor any of its officers, directors, employees or agents shall be responsible for any act or failure to act hereunder, except for its own willful misconduct or gross negligence (as determined by a final, non-appealable order of a court of competent jurisdiction).

(b)

The Security Trustee is authorised and directed to (i) enter into the Security Documents, (ii) enter into the Intercreditor Deed, (iii) bind the Bondholders on the terms as set forth in the Security Documents and the Intercreditor Deed and (iv) perform and observe its obligations under the Security Documents and the Intercreditor Deed.

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(c)

The Security Trustee shall act pursuant to the instructions of the Bondholders with respect to the Security Documents and the Collateral. For the avoidance of doubt, the Security Trustee shall have no discretion under this Instrument, the Intercreditor Deed or the Security Documents and shall not be required to make or give any determination, consent, approval, request or direction without the written direction of the requisite Bondholders. After the occurrence of an Event of Default, the Security Trustee may take any action required or permitted by this Instrument, the Security Documents or the Intercreditor Deed.

(d)

Upon the receipt by the Security Trustee of a written request of the Issuer signed by one Officer pursuant to this Condition 7.13(d) (a “Security Document Order”), the Security Trustee is hereby authorised to execute and enter into, and shall execute and enter into, without the further consent of any Bondholder, any Security Document to be executed after the Issue Date. Such Security Document Order shall (i) state that it is being delivered to the Security Trustee pursuant to, and is a Security Document Order referred to in, this Condition 7.13(d) and (ii) instruct the Security Trustee to execute and enter into such Security Document. Any such execution of a Security Document shall be at the direction and expense of the Issuer, upon delivery to the Security Trustee of an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent to the execution and delivery of such Security Document have been satisfied. The Bondholders, by their acceptance of the Bonds, hereby authorise and direct the Security Trustee to execute such Security Documents.

(e)

The Security Trustee shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, unless the Security Trustee shall have received written notice from a Bondholder or the Issuer referring to this Instrument, describing such Default or Event of Default and stating that such notice is a “notice of default”. The Security Trustee shall take such action with respect to such Default or Event of Default as may be requested by the Instructing Bondholders subject to this Condition 7.13.

(f)

No provision of this Instrument or any Security Document shall require the Security Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or thereunder or to take or omit to take any action hereunder or thereunder or take any action at the request or direction of Bondholders if it shall have reasonable grounds for believing that repayment of such funds is not assured to it. Notwithstanding anything to the contrary contained in this Instrument, the Intercreditor Deed or the Security Documents, in the event the Security Trustee is entitled or required to commence an action to foreclose or otherwise exercise its remedies to acquire control or possession of the Collateral, the Security Trustee shall not be required to commence any such action, exercise any remedy, inspect or conduct any studies of any property or take any such other action if the Security Trustee has determined that the Security Trustee may incur personal liability as a result of the presence at, or release on or from, the Collateral or such property of any hazardous substances unless the Security Trustee has received security or indemnity from the Bondholders in an amount and in a form all satisfactory to the Security Trustee in its sole discretion, protecting the Security Trustee from all such liability. The Security Trustee shall at any time be entitled to cease taking any action described in this Condition 7.13(f) if it no longer reasonably deems any indemnity, security or undertaking from the Issuer or the Bondholders to be sufficient.

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(g)

The Security Trustee shall not be responsible in any manner to any Bondholder for the validity, effectiveness, genuineness, enforceability or sufficiency of this Instrument, the Security Documents or the Intercreditor Deed or for any failure of the Issuer, any Guarantor or any other party to this Instrument, the Security Documents or the Intercreditor Deed to perform its obligations hereunder or thereunder (other than by reason of its gross negligence or willful misconduct). The Security Trustee shall not be under any obligation to the Security Trustee or any Bondholder to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Instrument, the Security Documents or the Intercreditor Deed or to inspect the properties, books or records of the Issuer or the Guarantors.

(h)

The parties hereto and the Bondholders hereby agree and acknowledge that the Security Trustee shall not assume, be responsible for or otherwise be obligated for any liabilities, claims, causes of action, suits, losses, allegations, requests, demands, penalties, fines, settlements, damages (including foreseeable and unforeseeable), judgments, expenses and costs (including any remediation, corrective action, response, removal or remedial action, or investigation, operations and maintenance or monitoring costs, for personal injury or property damages, real or personal) of any kind whatsoever, pursuant to any environmental law as a result of this Instrument, the Intercreditor Deed, the Security Documents or any actions taken pursuant hereto or thereto. Further, the parties hereto and the Bondholders hereby agree and acknowledge that, in the exercise of its rights under this Instrument, the Intercreditor Deed and the Security Documents, the Security Trustee may hold or obtain indicia of ownership primarily to protect the security interest of the Security Trustee in the Collateral and that any such actions taken by the Security Trustee shall not be construed as or otherwise constitute any participation in the management of such Collateral.

(i)

The Security Trustee shall be entitled to the compensation to be agreed upon in writing with the Issuer and the Guarantors for all services rendered by it under this Instrument, and the Issuer and the Guarantors, jointly and severally, agree to pay such compensation and to reimburse the Security Trustee for its out-of-pocket expenses (including fees and expenses of counsel) properly incurred by it in connection with the services rendered by it under this Instrument, which sums shall be paid free and clear of deduction and withholding on account of taxation, set-off and counterclaim. The Issuer and the Guarantors jointly and severally agree to indemnity the Security Trustee and its officers, directors, agents and employees and any successors thereto for, and to hold it or them harmless against, any loss, action, proceeding, claim, penalty, damages, liability or properly incurred expenses (including fees and expenses of counsel) incurred other than by reason of its or their gross negligence, willful misconduct or fraud arising out of or in connection with its or their acting as the Security Trustee under this Instrument. Under no circumstance will the Security Trustee be liable to any party for any special, indirect, punitive or consequential loss or damage of any kind whatsoever (inter alia, being loss of business, goodwill, opportunity or profit), whether or not foreseeable, even if the Security Trustee has been advised of such loss or damage and regardless of the form of action. The obligations of the Issuer and the Guarantors under this Condition 7.13(i) shall survive the payment of the Bonds, the termination or expiry of this Instrument and the resignation or removal of the Security Trustee.

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(j)

The Security Trustee shall be fully protected and shall incur no liability for or in respect of any action taken or omitted to be taken or thing suffered by it in reliance upon any Bond, notice, direction, consent, certificate, affidavit, statement or other paper or document reasonably believed by it to be genuine and to have been delivered, or in the case of any paper or document, signed by or on behalf of the proper party or parties. The Security Trustee shall be entitled to refrain from taking any actions, without liability, if conflicting, unclear or equivocal instruction or direction are received or in order to comply with applicable law.

7.14	Confidential Information

(a)

The Security Trustee, in its individual capacity and as Security Trustee, agrees and acknowledges that all information (“Confidential Information”) provided to the Security Trustee by or on behalf of the Issuer, any Subsidiary (or any direct or indirect equityholder of the Issuer or such Subsidiary), any Guarantor (or any direct or indirect equityholder of such Guarantor), any Pledgor (or any direct or indirect equityholder of such Pledgor) or any Bondholder (or holder of a beneficial interest in the Bonds) may be considered to be proprietary and confidential information. The Security Trustee agrees to take reasonable precautions to keep Confidential Information confidential, which precautions shall be no less stringent than those that the Security Trustee employs to protect its own confidential information. The Security Trustee shall not disclose to any third party other than as set forth herein, and shall not use for any purpose other than the exercise of the Security Trustee’s rights and the performance of its obligations under this Instrument, any Confidential Information without the prior written consent of the Issuer or such Bondholder (or such holder of a beneficial interest in the Bonds), as applicable. The Security Trustee shall limit access to Confidential Information received hereunder to (a) its directors, officers, managers and employees and (b) its legal advisors, to each of whom disclosure of Confidential Information is necessary for the purposes described above; provided, however, that in each case such party has expressly agreed to maintain such information in confidence under terms and conditions substantially identical to the terms of this Condition 7.14.

(b)

The Security Trustee agrees that the Issuer or any Bondholder (or any holder of a beneficial interest in the Bonds), as applicable, does not have any responsibility whatsoever for any reliance on Confidential Information by the Security Trustee or by any Person to whom such information is disclosed in connection with this Instrument, whether related to the purposes described above or otherwise. Without limiting the generality of the foregoing, the Security Trustee agrees that the Issuer or any Bondholder (or any holder of a beneficial interest in the Bonds), as applicable, makes no representation or warranty whatsoever to it with respect to Confidential Information or its suitability for such purposes. The Security Trustee further agrees that it shall not acquire any rights against the Issuer, any of its Subsidiaries, any Guarantor, any Pledgor or any employee, officer, director, manager, representative or agent of the Issuer, any of its Subsidiaries, any Guarantor, any Pledgor or any Bondholder (or any holder of a beneficial interest in the Bonds), as applicable (together with the Issuer, “Confidential Parties”) as a result of the disclosure of Confidential Information to the Security Trustee and that no Confidential Party has any duty, responsibility, liability or obligation to any Person as a result of any such disclosure.

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(c)

In the event the Security Trustee is required to disclose any Confidential Information received hereunder in order to comply with any laws, regulations or court orders, it may disclose such information only to the extent necessary for such compliance; provided, however, that it shall give the Issuer or any Bondholder (or any holder of a beneficial interest in the Bonds), as applicable, reasonable advance written notice of any court proceeding in which such disclosure may be required pursuant to a court order so as to afford the Issuer or any Bondholder (or any holder of a beneficial interest in the Bonds), as applicable, full and fair opportunity to oppose the issuance of such order and to appeal therefrom and shall cooperate reasonably with the Issuer or any Bondholder (or any holder of a beneficial interest in the Bonds), as applicable, in opposing such court order and in securing confidential treatment of any such information to be disclosed and/or obtaining a protective order narrowing the scope of such disclosure.

(d)	Each of the Registrar and the Paying Agent agrees to be bound by this Condition 7.14.

8	Coupon

(a)	Subject to paragraphs (b) and (d) below, the Bonds will bear coupon on their principal amount at the applicable Coupon Rate from and including the 2021 A&R Effective Date.

(b)

From (and including) the 2021 A&R Effective Date to (and including) the Listing Date, the coupon that is accrued on the Bonds shall be automatically capitalised and shall be added to the outstanding principal amount of the Bonds then outstanding on each Coupon Payment Date falling on or before the Listing Date, following which, such coupon will be treated as part of the principal amount of the Bonds and will thereafter accrue coupon at the Coupon Rate.

(c)

At any time after the Listing Date, the coupon that is accrued in relation to the Bonds shall be payable in cash in arrears on each Coupon Payment Date falling after the Listing Date, provided that, if the applicable Coupon Rate shall be more than 7.50% as a result of the operation of paragraph (3) of the definition of Coupon Rate, the Issuer shall have the option (but not an obligation) to, by giving notice to the Bondholders no later than the date falling on the third Business Day prior to the applicable Coupon Payment Date, to elect that such coupon accrued in excess of 7.50% per annum (the “Excess Coupon”) shall be capitalised and added to the outstanding principal amount of the Bonds then outstanding on the applicable Coupon Payment Date, and such Excess Coupon if so elected will then be treated as part of the principal amount of the Bonds and will thereafter accrue Coupon at the Coupon Rate then applicable.

(d)	Each Bond will cease to bear coupon when such Bond is redeemed or repaid pursuant to Condition 13 or Condition 15.

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9	General Covenants

9.1	Reports and Other Information

So long as the Bonds are outstanding, the Issuer undertakes as follows:

(a)

Annual Financial Statements. The Issuer shall deliver to the Bondholders, as soon as available, but in any event within 90 days after the end of each fiscal year of the Issuer, beginning with the fiscal year ending 31 December 2018, a consolidated balance sheet of the Issuer and its Subsidiaries as of the end of such fiscal year, and the related consolidated statements of income, cash flows and stockholders’ equity for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all prepared in accordance with IFRS, with such consolidated financial statements to be audited and accompanied by a report and opinion of the Issuer’s independent certified public accounting firm of internationally recognized standing (which report and opinion shall be prepared in accordance with IFRS), stating that such financial statements fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of the Issuer as of the dates and for the periods specified in accordance with IFRS; provided, however, that such consolidated financial statements, report and opinion shall not contain any statement to the effect that such consolidated financial statements have not been prepared on a going concern basis; provided, further, however, that the Issuer shall be deemed to have made such delivery of such consolidated financial statements if such consolidated financial statements shall have been made available for free within the time period specified above on the Stock Exchange’s or if applicable, the Alternative Stock Exchange’s website or if applicable, other designated filing systems.

(b)

Quarterly Financial Statements. The Issuer shall deliver to the Bondholders, as soon as available, but in any event within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Issuer, beginning with the fiscal quarter ending 31 March 2019, a consolidated balance sheet of the Issuer and its Subsidiaries as of the end of such fiscal quarter, and the related consolidated statements of income, cash flows and stockholders’ equity for such fiscal quarter and (in respect of the second and third fiscal quarters of such fiscal year) for the then-elapsed portion of the Issuer’s fiscal year, setting forth in each case in comparative form the figures for the comparable period or periods in the previous fiscal year, all prepared in accordance with IFRS; provided, however, that the Issuer shall be deemed to have made such delivery of such consolidated financial statements if such consolidated financial statements shall have been made available for free within the time period specified above on the Stock Exchange’s or if applicable, the Alternative Stock Exchange’s website or if applicable, other designated filing systems. Such consolidated financial statements shall be certified by a Financial Officer as, to his or her knowledge, fairly presenting, in all material respects, the consolidated financial condition, results of operations and cash flows of the Issuer and its Subsidiaries as of the dates and for the periods specified in accordance with IFRS consistently applied, and on a basis consistent with the audited consolidated financial statements referred to under Condition 9.1(a), subject to normal year-end audit adjustments and the absence of footnotes. Such consolidated financial statements shall be accompanied by a certification of a Financial Officer (with reasonable details) that the conditions in Condition 9.13 have been complied with for that fiscal quarter (the “Liquidity Account Reporting Requirement”). Notwithstanding the foregoing, if the Issuer or any of its Subsidiaries have made an acquisition, the financial statements with respect to an acquired entity need not be included in the consolidated quarterly financial statements required to be delivered pursuant to this Condition 9.1(b) until the first date upon which such quarterly financial statements are required to be so delivered that is at least 90 days after the date such acquisition is consummated.

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(c)

Compliance Certificate. The Issuer shall deliver to the Bondholders, (i) within 120 days after the end of each fiscal year of the Issuer, commencing with respect to the fiscal year ending 31 December 2018, an Officer’s certificate certifying that there is no Default or Event of Default that has occurred during such fiscal year and is continuing or, if such Officer has knowledge of any such Default or Event of Default, such Officer shall include in such certificate a description of such Default or Event of Default and its status with particularity, and (ii) as soon as practicable and in any event within 10 days after the Issuer becomes aware of the occurrence of a Default, an Officer’s Certificate setting for the details of the Default, and the action which the Issuer proposes to take with respect thereto.

(d)

Information Filed with Exchanges. Following the Listing Date, the Issuer shall deliver to the Bondholders, promptly after the same are available, copies of any periodic and other reports, registration statements and other materials filed by the Issuer or any of its Subsidiaries with the Stock Exchange or if applicable, the Alternative Stock Exchange, and in any case not otherwise required to be delivered to the Bondholders pursuant to this Instrument.

(e)	Communication of Information.

(i)

Unless the information required to be delivered under this Condition 9.1 is made available for free on the Stock Exchange’s or if applicable, the Alternative Stock Exchange’s website or if applicable, other designated filing systems, the Issuer shall make such information available to the Bondholders (and holders of beneficial interests in the Bond), who shall have executed and delivered to the Issuer or another member of the Group, as the case may be a confidentiality agreement in connection with the transactions contemplated by this Instrument, by, at the Issuer’s sole discretion, either (A) delivering such information directly to the Bondholders at such electronic mail addresses as the relevant Bondholders have provided to the Issuer at the Issuer’s request, or (B) posting such information on IntraLinks or another similar electronic system. In the case of clause (B) above, the Issuer shall administer and maintain IntraLinks or such other similar electronic system for the Bondholders (and holders of beneficial interests in the Bonds) and maintain all such information posted on IntraLinks or such other similar electronic system for as long as the Bonds are outstanding. Such delivery of information by the Issuer or access by a Bondholder (or holder of beneficial interests in the Bonds) to IntraLinks or such other similar electronic system shall be subject to the condition that such Bondholder (or such holder of beneficial interests in the Bonds) shall have executed and delivered to the Issuer or another member of the Group, as the case may be, a confidentiality agreement in connection with the transactions contemplated by this Instrument on terms customary for transactions of this nature.

(ii)

The Issuer shall not be obligated to deliver any confidential reports or other confidential information to any Bondholders (or any holder of beneficial interests in the Bonds) who has not executed and delivered to the Issuer or another member of the Group, as the case may be, a confidentiality agreement in connection with the transactions contemplated by this Instrument.

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(f)

Conference Calls. The Issuer shall, within 10 Business Days after the receipt of a written request of the holders of at least 50 per cent. in aggregate principal amount of the Bonds and the Other Bonds then outstanding following the furnishing of the financial statements pursuant to Condition 9.1(a) or 9.1(b), conduct a conference call open to the Bondholders in which one or more members of the Senior Management shall be present to respond to questions raised by the Bondholders with respect to the relevant financial statements.

9.2	Provision of public information

(a)	Notwithstanding anything else contained in the Bond Documents:

(i)

if any document, information or notification (including without limitation any information regarding any material adverse change or prospective material adverse change in the condition of, or any actual, pending or threatened litigation, arbitration or similar proceeding involving, the Issuer and/or the Group) which any Issuer or Guarantor is required to provide or deliver under this agreement or any other provisions in a Bond Document may be regarded as (or is or is likely to constitute or contain) Material Non-Public Information (each a “Communication”), the Issuer shall first notify the relevant Bondholder, Registrar, Security Trustee, Paying Agent or Calculation Agent (each a “Finance Party”) in writing that such a Communication which that Issuer or Guarantor is required to deliver contains (or is or is likely to constitute or contain) Material Non-Public Information. Any Finance Party shall have the right to inform the Issuer whether it wishes to receive such Communication and instruct the Issuer to whom such Communication shall be delivered;

(ii)

if a Finance Party has refused to receive such Material Non-Public Information, the Issuer and/or the Issuer or Guarantor shall be obliged to deliver the Communication only to the extent that it does not contain Material Non-Public Information;

(iii)

if a Finance Party directs the Issuer to deliver any Material Non-Public Information, or does not confirm to the Issuer whether it wishes to receive the relevant Communication pursuant to paragraph (i) above, the Issuer and/or the Issuer or Guarantor shall not be obliged to share any Material Non-Public Information with any Finance Party if the Issuer in good faith determines that such sharing of Material Non-Public Information will result in a breach of any Listing Rules or applicable law or regulation relating the relevant Stock Exchange that restricts sharing of the Material Non-Public Information; and

(iv)

in each case, no Default or Event of Default will arise under this agreement by virtue of the Issuer or the Guarantor failing to deliver any such information or Communication to any Finance Party in the absence of a notification from such Finance Party that it wishes to receive the relevant Communication under paragraph (i) above or if such Finance Party shall have given a notification to the Issuer under paragraph (ii) above or if such delivery will result in a breach of any Listing Rules or applicable law or regulation relating the relevant Stock Exchange that restricts sharing of the Material Non-Public Information.

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9.3	Limitation on Action Which Would Adversely Affect the Bonds

So long as the Bonds are outstanding, the Issuer shall not take any action which would adversely alter the economics, rights, preferences or privileges of the Bonds as set out in this Instrument, unless otherwise expressly permitted under this Instrument.

9.4	Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.

(a)

So long as the Bonds are outstanding, the Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Issuer and any Guarantor may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, in each case if (i) the Consolidated Leverage Ratio of the Issuer would have been less than or equal to 4.0 to 1.0, and (ii) the Interest Coverage Ratio of the Issuer would have been at least 2.0 to 1.0, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of the period for which calculation of the Consolidated Leverage Ratio and the Interest Coverage Ratio is being performed.

(b)	The limitations set forth in Condition 9.4(a) shall not apply to:

(i)

the Incurrence by the Issuer or its Restricted Subsidiaries of Indebtedness under a Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in the aggregate principal amount outstanding at any one time not to exceed US$50,000,000 (or the Dollar Equivalent thereof);

(ii)	the Incurrence by the Issuer, the Guarantors and the Pledgors of Indebtedness represented by the Bonds, the Guarantees and the Liens securing the Bonds and the Guarantees;

(iii)	Indebtedness existing and in force on the Issue Date (other than Indebtedness described in clauses (i) and (ii) of this Condition 9.4(b));

(iv)

Indebtedness (including Capitalised Lease Obligations) Incurred by the Issuer or any Restricted Subsidiary, and Disqualified Stock issued by the Issuer or any Restricted Subsidiary, to finance the acquisition, lease, construction, repair, replacement or improvement of or to borrow against property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount that, when aggregated with the principal amount of all other Indebtedness and Disqualified Stock then outstanding that was Incurred pursuant to this clause (iv) following the Issue Date, does not exceed US$60,000,000 (or the Dollar Equivalent thereof);

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(v)

Indebtedness Incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including, but not limited, letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from Governmental Authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(vi)

Indebtedness arising from agreements of the Issuer or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with any acquisition or disposition of any business, any assets or a Subsidiary of the Issuer in accordance with the terms of this Instrument, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(vii)	Indebtedness of the Issuer to a Guarantor;

(viii)	shares of Preferred Stock of a Guarantor issued to the Issuer or another Guarantor;

(ix)	Indebtedness of a Guarantor to the Issuer or another Guarantor;

(x)

Hedging Obligations of the Issuer or any Restricted Subsidiary that are not incurred for speculative purposes but: (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of this Instrument to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases or sales;

(xi)

obligations (including reimbursement obligations with respect to letters of credit and bank guarantees) in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Issuer or any Restricted Subsidiary in the ordinary course of business or consistent with past practice or industry practice;

(xii)

Indebtedness or Disqualified Stock of the Issuer or any Restricted Subsidiary not otherwise permitted under this Instrument in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and Incurred pursuant to this clause (xii), does not exceed the greater of US$10,000,000 (or the Dollar Equivalent thereof) and 2.5 per cent. of Total Assets at any one time outstanding (it being understood that any Indebtedness Incurred pursuant to this clause (xii) shall cease to be deemed Incurred or outstanding for purposes of this clause (xii) but shall be deemed Incurred for purposes of Condition 9.4(a) from and after the first date on which the Issuer, or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under Condition 9.4(a) without reliance upon this clause (xii));

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(xiii)

any guarantee by the Issuer or a Guarantor of Indebtedness or other obligations of the Issuer or any Restricted Subsidiary so long as the Incurrence of such Indebtedness Incurred by the Issuer or such Restricted Subsidiary is permitted under the terms of this Instrument; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Bonds or the Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary’s Guarantee with respect to the Bonds substantially to the same extent as such Indebtedness is subordinated to the Bonds or the Guarantee of such Restricted Subsidiary, as applicable;

(xiv)

the Incurrence by the Issuer or any Restricted Subsidiary of Indebtedness or Disqualified Stock of a Restricted Subsidiary that serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock issued as permitted under Condition 9.4(a) and clauses (ii), (iii), (iv), (xii) (xiv), (xv), (xix) and (xxi) of this Condition 9.4(b) or any Indebtedness or Disqualified Stock Incurred to so refund or refinance such Indebtedness or Disqualified Stock, including any additional Indebtedness or Disqualified Stock Incurred to pay premiums (including tender premiums), fees, expenses and defeasance costs (“Refinancing Indebtedness”); provided that such Refinancing Indebtedness:

(A)

has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness or Disqualified Stock being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness and Disqualified Stock being refunded or refinanced that were due on or after the date that is one year following the last maturity date of any Bonds then outstanding were instead due on such date;

(B)	has a Stated Maturity that is not earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded or refinanced or (y) 91 days following the Stated Maturity of the Bonds;

(C)

to the extent such Refinancing Indebtedness refunds, refinances or defeases (a) Indebtedness junior to the Bonds or a Guarantee, as applicable, such Refinancing Indebtedness is junior to the Bonds or a Guarantee, as applicable, or (b) Disqualified Stock, such Refinancing Indebtedness is Disqualified Stock;

(D)

is Incurred in an aggregate amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refunded, refinanced or defeased plus premium (including tender premium), fees, expenses and defeasance costs Incurred in connection with such refinancing;

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(E)	shall not include Indebtedness of the Issuer or a Restricted Subsidiary that refunds, refinances or defeases Indebtedness of an Unrestricted Subsidiary; and

(F)

in the case of any Refinancing Indebtedness Incurred to refund, refinance or defease Indebtedness outstanding under clause (iv), (xii), (xix) or (xxi) of this Condition 9.4(b), shall be deemed to have been Incurred and to be outstanding under such clause (iv), (xii), (xix) or (xxi) of this Condition 9.4(b), as applicable, and not this clause (xiv) for purposes of determining amounts outstanding under such clause (iv), (xii), (xix) or (xxi) of this Condition 9.4(b); provided, further, that subclauses (A) and (B) of this clause (xiv) shall not apply to any refunding or refinancing of any Bank Indebtedness;

(xv)

Indebtedness or Disqualified Stock of (x) the Issuer or any Restricted Subsidiary Incurred to finance an acquisition of any property or assets or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged, consolidated or amalgamated with or into the Issuer or a Restricted Subsidiary in accordance with the terms of this Instrument; provided that, in each case, after giving effect to such acquisition or merger, consolidation or amalgamation either:

(A)	the Issuer would be permitted to Incur at least US$1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in Condition 9.4(a); or

(B)	the Consolidated Leverage Ratio would be less than immediately prior to such acquisition or merger, consolidation or amalgamation;

(xvi)

Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse to the Issuer or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitisation Undertakings); provided that the aggregate principal amount of Indebtedness permitted by this clause (xvi) at any time outstanding does not exceed US$25,000,000 (or the Dollar Equivalent thereof);

(xvii)

Indebtedness arising from the honouring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(xviii)

Indebtedness of the Issuer or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to a Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit, to the extent such letter of credit or bank guarantee issued pursuant to such Credit Agreement is otherwise permitted by this Condition 9.4;

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(xix)	Contribution Indebtedness in an aggregate principal amount at any time not to exceed US$250,000,000;

(xx)

Indebtedness of the Issuer or any Restricted Subsidiary consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(xxi)

Indebtedness of the Issuer or any Restricted Subsidiary Incurred in connection with an Investment in, or representing guarantees of Indebtedness of, joint ventures of the Issuer or any Restricted Subsidiary in an aggregate principal amount, at any one time outstanding, not to exceed (A) US$25,000,000 (or the Dollar Equivalent thereof) in the case of Indebtedness Incurred in connection with an Investment in, or representing guarantees of Indebtedness of, any Restricted Subsidiary, or (B) US$5,000,000 in the case of Indebtedness Incurred in connection with an Investment in, or representing guarantees of Indebtedness of, any joint venture, in each case at the time of Incurrence;

(xxii)

Indebtedness of the Issuer or any Restricted Subsidiary issued to (x) any joint venture (regardless of the form of legal entity) that is not a Subsidiary or (y) any Unrestricted Subsidiary, in each case arising in the ordinary course of business in connection with the cash management operations (including with respect to intercompany self-insurance arrangements) of the Issuer or any Restricted Subsidiary;

(xxiii)

the Incurrence by the Issuer or any Guarantor of Subordinated Indebtedness with a Stated Maturity and, if applicable, a First Amortisation Date no earlier than 91 days following the Stated Maturity of the Bonds; provided that (A) the terms of such Indebtedness provide that interest (and premium, if any) thereon is paid solely in the form of pay-in-kind, and (B) the Issuer or such Guarantor shall procure that the creditor under such Subordinated Indebtedness execute and deliver to the Security Trustee an accession undertaking substantially in the form of schedule 2 of the Intercreditor Deed pursuant to which such creditor accede to the Intercreditor Deed as a Subordinated Creditor (as defined in the Intercreditor Deed);

(xxiv)

unsecured Indebtedness Incurred by the Issuer or any Restricted Subsidiary pursuant to a financing transaction with Alvogen Lux or any of its Subsidiaries (other than Issuer and its Subsidiaries) on terms that are not materially less favourable to the Issuer or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; provided that (A) such Indebtedness must be unsecured obligations of the Issuer or the relevant Restricted Subsidiary, (B) such Indebtedness is expressly subordinated in right of payment to the Bonds, (C) the Stated Maturity of such Indebtedness occurs no earlier than 91 days following the Stated Maturity of the Bonds, (D) the terms of such Indebtedness provide that interest (and premium, if any) thereon is paid solely in the form of pay-in-kind, and (E) the Issuer or such Guarantor shall procure that the creditor under such Indebtedness execute and deliver to the Security Trustee an accession undertaking substantially in the form of Schedule 2 of the Intercreditor Deed pursuant to which such creditor accede to the Intercreditor Deed as a Subordinated Creditor;

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(xxv)

Indebtedness Incurred by the Issuer or any Restricted Subsidiary in respect of Sale/Leaseback Transactions of equipment and property of the Issuer or any Restricted Subsidiary in an aggregate principal amount, at any one time outstanding, not to exceed US$25,000,000 (or the Dollar Equivalent thereof) at the time of Incurrence;

(xxvi)

Indebtedness Incurred by the Issuer or any Restricted Subsidiary maturing within one year or less used by the Issuer or any Restricted Subsidiary for working capital to the extent entered into in the ordinary course of the financing arrangements of the Issuer or any Restricted Subsidiary; provided that the aggregate principal amount of Indebtedness permitted by this clause (xxvi) at any time outstanding does not exceed US$10,000,000 (or the Dollar Equivalent thereof);

(xxvii)

the Incurrence by the Issuer, the Guarantors and the Pledgors of Indebtedness represented by the Other Bonds and the guarantees of and the Liens securing the Other Bonds in an aggregate principal amount not to exceed US$222,693,497;

(xxviii)	Indebtedness Incurred by a Non-Guarantor Subsidiary constituting a Guarantee of the Indebtedness of any other Non-Guarantor Subsidiary; and

(xxix)

the Incurrence of Indebtedness by the PRC Joint Venture or its subsidiaries organised under the laws of the PRC in an aggregate principal amount not to exceed US$120,000,000 (or the Dollar Equivalent thereof) at any time outstanding; provided that such Indebtedness shall be Non-Recourse to the Issuer, any of the Guarantors;

provided, that the Incurrence of Indebtedness pursuant to clause (b)(i), (b)(x), (b)(xii), (b)(xv), (b)(xviii), (b)(xix), (b)(xxi), (b)(xxii) or (b)(xxviii) above shall be subject to the condition that the Interest Coverage Ratio of the Issuer would have been at least 2.0 to 1.0 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of the period for which the Interest Coverage Ratio calculation is being performed; and provided, further, that the Incurrence of Indebtedness pursuant to clause (b)(iv), (b)(v), (b)(vi), (b)(xi), (b)(xvi), (b)(xvii), (b)(xx), (b)(xxv) or (b)(xxvi) shall be subject to the condition that the yield to maturity (taking into account of any original issue discount and debt issuance cost (including any commissions, fees and expenses payable in connection with the Incurrence of such Indebtedness) as at the date of such Incurrence shall not exceed 7.5 per cent. of the aggregate principal amount of such Indebtedness.

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For purposes of determining compliance with this Condition 9.4:

(1)

in the event that an item of Indebtedness or Disqualified Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (i) through (xxvii) of this Condition 9.4(b) or is entitled to be Incurred pursuant to Condition 9.4(a), the Issuer shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness or Disqualified Stock (or any portion thereof) in any manner that complies with this Condition 9.4;

(2)

at the time of Incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in Condition 9.4(a) and clauses (i) through (xxvii) of this Condition 9.4(b) without giving pro forma effect to the Indebtedness Incurred pursuant to clauses (i) through (xxvii) of this Condition 9.4(b) when calculating the amount of Indebtedness that may be Incurred pursuant to Condition 9.4(a);

(3)

Accrual of interest, the accretion of accreted value, the payment of interest in the form of additional Indebtedness with the same terms, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, amortisation or accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies shall not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this Condition 9.4. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this Condition 9.4; and

(4)

Notwithstanding any other provision of this Condition 9.4, the maximum amount of Indebtedness that may be Incurred pursuant to this Condition 9.4 will not be deemed to be exceeded with respect any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies; provided that such Indebtedness was permitted to be Incurred at the time of such Incurrence.

9.5	Limitation on Restricted Payments.

(a)	So long as the Bonds are outstanding, the Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i)

declare, make, distribute or pay any dividend, charge, fee or make any other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger, amalgamation or consolidation involving the Issuer (other than (A) dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer or (B) dividends or distributions by a Restricted Subsidiary; provided that, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

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(ii)	purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests (other than Disqualified Stock) of the Issuer or any direct or indirect parent of the Issuer;

(iii)	purchase or otherwise acquire or retire for value any Disqualified Stock of the Issuer or any direct or indirect parent of the Issuer;

(iv)

make any voluntary or optional principal payment on, or voluntarily redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of the Issuer or any of its Restricted Subsidiaries (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal instalment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement, unless such sinking fund obligation, principal instalment or final maturity occurs within one year of the Stated Maturity of the Bonds, and (B) Indebtedness permitted under clauses 9.4(b)(vii) or 9.4(b)(ix) of Condition 9.4(b));

(v)

pay or allow any of its Restricted Subsidiaries to pay any management, advisory or other fee or bonus to or to the order of any of the direct or indirect shareholders of the Issuer in their capacity as such; or

(vi)	make any Restricted Investment;

(vii)

(all such payments and other actions set forth in clauses (i) through (vi) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment (other than a Restricted Payment under clause (iii) above, for which the following exception shall not be applicable):

(A)	no Default shall have occurred and be continuing or would occur as a consequence thereof;

(B)

immediately after giving effect to such transaction on a pro forma basis, the Issuer would, pursuant to the Bond Documents, be permitted to Incur US$1.00 of additional Indebtedness under Condition 9.4(a); and

(C)

such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (i), (iv), (v) (to the extent such dividends did not reduce Consolidated Net Income), (vi) and (xviii) of Condition 9.5(b), but excluding all other Restricted Payments permitted by Condition 9.5(b)), is less than the amount equal to the Cumulative Credit (with the amount of any Restricted Payment made under this Condition 9.5 in any property other than cash being equal to the Fair Market Value (as determined in good faith by the Issuer) of such property at the time made).

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(b)	The provisions of Condition 9.5(a) shall not prohibit:

(i)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of this Instrument;

(ii)

(A) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of the Issuer or any direct or indirect parent of the Issuer or Subordinated Indebtedness of the Issuer, any direct or indirect parent of the Issuer or any Guarantor in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests of the Issuer or any direct or indirect parent of the Issuer or contributions to the equity capital of the Issuer (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) (collectively, including any such contributions, “Refunding Capital Stock”); and (B) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) of Refunding Capital Stock;

(iii)

the repayment, redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness of the Issuer or any Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor that is Incurred in accordance with Condition 9.4 so long as:

(A)

the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable), plus any accrued but unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, plus any tender premiums or any defeasance costs, fees and expenses incurred in connection therewith),

(B)

such Indebtedness is subordinated to the Bonds or the related Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value,

(C)

such Indebtedness has a Stated Maturity and, if applicable, a First Amortisation Date equal to or later than the earlier of (x) the Stated Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (y) 91 days following the Stated Maturity of any Bonds then outstanding, and

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(D)

such Indebtedness has a Weighted Average Life to Maturity at the time Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, acquired or retired that were due on or after the date that is one year following the last maturity date of any Bonds then outstanding were instead due on such date one year following the last date of maturity of the Bonds;

provided that the Issuer or such Guarantor shall procure that the creditor under such Subordinated Indebtedness execute and deliver to the Security Trustee an accession undertaking substantially in the form of Schedule 2 of the Intercreditor Deed pursuant to which such creditor accede to the Intercreditor Deed as a Subordinated Creditor;

(iv)

on and after the Listing Date, the repurchase, retirement or other acquisition (or dividends to any direct or indirect parent of the Issuer to finance any such repurchase, retirement or other acquisition) for value of Equity Interests of the Issuer or any direct or indirect parent of the Issuer held by any future, present or former employee, director or consultant of the Issuer or any direct or indirect parent of the Issuer or any Subsidiary of the Issuer pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement, in each case on arm’s length terms; provided that:

(A)

the aggregate amounts paid under this clause (iv) do not exceed US$10,000,000 (or the Dollar Equivalent thereof) in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years subject to a maximum payment (without giving effect to the following proviso) of US$20,000,000 (or the Dollar Equivalent thereof) in any calendar year); provided, further, that such amount in any calendar year may be increased by an amount not to exceed:

(1)

the cash proceeds received by the Issuer or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Issuer or any direct or indirect parent of the Issuer (to the extent contributed to the Issuer) to members of management, directors or consultants of the Issuer and its Restricted Subsidiaries or any direct or indirect parent of the Issuer that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend shall not increase the amount available for Restricted Payments under clause (iii) of Condition 9.5(a)); plus

(2)

the cash proceeds of key man life insurance policies received by the Issuer or any direct or indirect parent of the Issuer (to the extent contributed to the Issuer) or the Issuer’s Restricted Subsidiaries after the Issue Date;

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provided that the Issuer may elect to apply all or any portion of the aggregate increase contemplated by clauses (1)and (2) above in any one or more calendar years; and provided, further, that cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from any present or former employees, directors, officers or consultants of the Issuer or any Restricted Subsidiary or the direct or indirect parent of the Issuer will not be deemed to constitute a Restricted Payment for purposes of this Condition 9.5 or any other provision of this Instrument; and

(B)

on and after the Listing Date, such management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement is in compliance with the Listing Rules and applicable laws and regulations of the relevant Stock Exchange;

(v)

the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries issued or incurred in accordance with Condition 9.4;

(vi)

the declaration and payment of dividends or distributions (a) to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date and (b) to any direct or indirect parent of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of the Issuer issued after the Issue Date; provided, however, that, (A) after giving effect to such declaration (and the payment of dividends or distributions) on a pro forma basis, the Issuer would be permitted to Incur at least US$1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in Condition 9.4(a) and (B) the aggregate amount of dividends declared and paid pursuant to this clause (vi) does not exceed the net cash proceeds actually received by the Issuer from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(vii)

Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Investments made pursuant to this clause (vii) that are at that time outstanding, not to exceed the greater of (x) US$10,000,000 (or the Dollar Equivalent thereof) and (y) 2.5 per cent. of Total Assets, in each case at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(viii)

the payment of dividends on the Issuer’s Shares (or a Restricted Payment to any direct or indirect parent of the Issuer, as the case may be, to fund the payment by such direct or indirect parent of the Issuer of dividends on such entity’s common stock) of up to 6 per cent. per annum of the net proceeds received by the Issuer from any public offering of common stock of the Issuer or any direct or indirect parent of the Issuer;

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(ix)

payments or distributions to dissenting stockholders or equityholders pursuant to applicable law, pursuant to or in connection with a consolidation, amalgamation, merger or transfer of all or substantially all of the assets of the Issuer and the Restricted Subsidiaries, taken as a whole, that complies with Condition 9.11; provided that as a result of such consolidation, amalgamation, merger or transfer of assets, the Bondholders shall have the Change of Control Put Right and that all Bonds tendered by Bondholders pursuant to the Change of Control Put Right have been repurchased, redeemed or acquired for value;

(x)	other Restricted Payments that are made with Excluded Contributions;

(xi)	other Restricted Payments in an aggregate amount not to exceed the greater of US$10,000,000 (or the Dollar Equivalent thereof) and 2.5 per cent. of Total Assets, in each case at the time made;

(xii)

the distribution, as a dividend or otherwise, of (i) shares of Capital Stock of, or (ii) Indebtedness owed to the Issuer or a Restricted Subsidiary of the Issuer by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries the primary assets of which are Cash Equivalents);

(xiii)

the payment of reasonable dividends or other distributions to any direct or indirect parent of the Issuer in amounts required for such parent to pay any taxes imposed directly on such parent to the extent such taxes are directly attributable to the income of the Issuer and its Restricted Subsidiaries (including by virtue of such parent being the common parent of a consolidated or combined tax group of which the Issuer and/or its Restricted Subsidiaries are members);

(xiv)	Restricted Payments:

(A)

in reasonable amounts required for any direct or indirect parent of the Issuer, if applicable, to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of any direct or indirect parent of the Issuer, if applicable, and general corporate overhead expenses of any direct or indirect parent of the Issuer, if applicable, in each case to the extent such fees and expenses are directly attributable to the ownership or operation of the Issuer, if applicable, and its Subsidiaries; and

(B)

in amounts required for any direct or indirect parent of the Issuer, if applicable, to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to the Issuer or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, the Issuer Incurred in accordance with Condition 9.4 on an arm’s length basis;

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(xv)	repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(xvi)	purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(xvii)

Restricted Payments by the Issuer or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person; provided, however, that any such payment, loan, advance, dividend or distribution shall not be for the purpose of evading any limitation of this Condition 9.5 or otherwise to facilitate any dividend or other return of capital to the holders of such Capital Stock (as determined in good faith by the Board); and

(xviii)

the repayment, redemption, repurchase, defeasance or otherwise acquisition or retirement for value of any Subordinated Indebtedness (x) the consideration for which is payable solely in the Equity Interests of the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the definition of “Cumulative Credit,” or (y) pursuant to the provisions similar to those described under Conditions 9.7 and 13.4; provided that in the case of sub-clause (y) all Bonds tendered by the Bondholders pursuant to the Change of Control Put Right or in connection with an Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

provided that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (vi), (vii), (viii), (xi), (xii) and (xviii)(y) of this Condition 9.5(b), no Default shall have occurred and be continuing or would occur as a consequence thereof.

(c)

For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated shall be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation shall only be permitted if a Restricted Payment or Permitted Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

(d)

For purposes of determining compliance with this Condition 9.5, in the event that a Restricted Payment (or any portion thereof) meets the criteria of more than one of the categories described in Condition 9.5(b) or is entitled to be made pursuant to Condition 9.5(a), the Issuer may, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Restricted Payment (or any portion thereof) in any manner that complies with this Condition 9.5.

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9.6	Dividend and Other Payment Restrictions Affecting Subsidiaries.
(a)

So long as the Bonds are outstanding, the Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(i)

(A) declare or pay any dividends, charge, fee or other distribution or make any other distributions (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) to the Issuer or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits or (B) pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(ii)	repay or distribute any dividend or share premium reserve;

(iii)	redeem, repurchase, defease, retire or repay any of its share capital or resolve to do so;

(iv)	make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(v)	sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries,

except in each case for such encumbrances or restrictions existing under or by reason of:

(1)	contractual encumbrances or restrictions in effect on the Issue Date;

(2)	this Instrument, the Guarantees, the Bonds or the Security Documents;

(3)	applicable law or any applicable rule, regulation or order;

(4)

any agreement or other instrument relating to Indebtedness of a Person acquired by the Issuer or any Restricted Subsidiary that was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(5)

contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6)	Secured Indebtedness otherwise permitted to be Incurred pursuant to Conditions 9.4 and 9.9;

(7)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

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(8)

customary provisions in joint venture agreements, collaboration agreements, licenses of Proprietary Rights and other similar agreements entered into in the ordinary course of business and on an arm’s length basis;

(9)	purchase money obligations for property acquired and Capitalised Lease Obligations in the ordinary course of business;

(10)	customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business;

(11)	any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided that such restrictions apply only to such Receivables Subsidiary;

(12)

other Indebtedness, Disqualified Stock or Preferred Stock (A) of the Issuer or any Restricted Subsidiary of the Issuer that is a Guarantor, (B) of the PRC Joint Venture permitted to be Incurred under Condition 9.4(b)(xxix) or (C) of any Restricted Subsidiary (other than the PRC Joint Venture) that is not a Guarantor so long as such encumbrances and restrictions contained in any agreement or instrument will not materially affect the Issuer’s ability to make anticipated principal or coupon payments on the Bonds (as determined in good faith by the Issuer); provided that in the case of each of clauses (A) and (C), such Indebtedness, Disqualified Stock or Preferred Stock is permitted to be Incurred subsequent to the Issue Date under Condition 9.4;

(13)	any Restricted Investment not prohibited by Condition 9.5 and any Permitted Investment; or

(14)

any encumbrances or restrictions of the type referred to in clauses (i), (ii) and (iii) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

(b)

For purposes of determining compliance with this Condition 9.6, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on other Capital Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Issuer or a Restricted Subsidiary of the Issuer to other Indebtedness Incurred by the Issuer or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

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9.7	Asset Sales.

(a)

So long as the Bonds are outstanding, the Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) the Issuer or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of, and (y) at least 75 per cent. of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(i)

any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Issuer or any Restricted Subsidiary of the Issuer (other than liabilities that are by their terms subordinated to the Bonds or any Guarantee) that are assumed by the transferee of any such assets or that are otherwise cancelled or terminated in connection with the transaction with such transferee,

(ii)

any notes or other obligations or other securities or assets received by the Issuer or such Restricted Subsidiary of the Issuer from such transferee that are converted by the Issuer or such Restricted Subsidiary of the Issuer into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(iii)

any Designated Non-cash Consideration received by the Issuer or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Designated Non-cash Consideration received pursuant to this clause (iii) that is at that time outstanding, not to exceed the greater of US$30,000,000 (or the Dollar Equivalent thereof) and 7.5 per cent. of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value) shall be deemed to be Cash Equivalents for the purposes of this Condition 9.7(a).

(b)

Within 180 days after the Issuer’s or any Restricted Subsidiary of the Issuer’s receipt of the Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary of the Issuer may apply the Net Proceeds from such Asset Sale, at its option:

(i)	to repay (x) Indebtedness of a Restricted Subsidiary that is not a Guarantor or (y) Pari Passu Indebtedness; or

(ii)

to make an Investment in any one or more businesses (provided that if such Investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Issuer or, if such Person is a Restricted Subsidiary of the Issuer, in an increase in the percentage ownership of such Person by the Issuer or any Restricted Subsidiary of the Issuer), assets, or property or capital expenditures, in each case (A) used or useful in a Similar Business or (B) that replace the properties and assets that are the subject of such Asset Sale.

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In the case of Condition 9.7(b)(ii), a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment until the earlier of (x) the date on which such Investment is consummated and (y) the 180th day following the expiration of the aforementioned 180-day period, if such Investment has not been consummated by that date. Pending the final application of any such Net Proceeds, the Issuer or such Restricted Subsidiary of the Issuer may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by this Instrument.

Any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in clause (a) or (b) of this Condition 9.7 will be deemed to constitute “Excess Proceeds”. On the 181st day (or the 361st day if a binding commitment as described in the immediately preceding paragraph has been entered into) after an Asset Disposition, or at such earlier date that the Issuer elects, if the aggregate amount of Excess Proceeds exceeds US$20,000,000 (or the Dollar Equivalent thereof) (an “Excess Proceeds Threshold”), the Issuer shall make an offer to all Bondholders (and, at the option of the Issuer, to holders of any Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of Bonds (and such Pari Passu Indebtedness) that is at least US$1,000 and an integral multiple of US$1,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to the Redemption Amount plus the Applicable Premium (if any) (or, in respect of such Pari Passu Indebtedness, such price as may be provided for by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in this Condition 9.7. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within 10 Business Days after the date that Excess Proceeds exceed the applicable Excess Proceeds Threshold by providing the written notice required pursuant to Condition 9.7(f). To the extent that the aggregate amount of Bonds (and such Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for any purpose that is not prohibited by this Instrument. If the aggregate principal amount of Bonds (and such Pari Passu Indebtedness) surrendered by Bondholders thereof exceeds the amount of Excess Proceeds, the Bondholders shall select the Bonds to be purchased in the manner described in Condition 9.7(e). Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

(c)

The Issuer shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Bonds pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Instrument, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in this Instrument by virtue thereof.

(d)

The Asset Sale Offer, in so far as it relates to the Bonds, will remain open for a period not less than 10 Business Days following its commencement (the “Offer Period”). No later than five Business Days following the termination of the Offer Period, the Issuer shall cancel the Bonds or portions thereof that have been properly tendered to and are to be accepted by the Issuer, and shall, on the date of purchase, mail or deliver payment to each tendering Bondholder in the amount of the purchase price as determined by the Issuer.

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(e)

Bondholders electing to have a Bond purchased shall be required to surrender the Bond, with an appropriate form duly completed, to the Issuer at the address specified in the notice at least three Business Days prior to the purchase date. Bondholders shall be entitled to withdraw their election if the Issuer receives not later than one Business Day prior to the purchase date a telegram, telex, facsimile transmission or letter setting forth the name of the Bondholder, the principal amount of the Bond that was delivered by the Bondholder for purchase and a statement that such Bondholder is withdrawing such Bondholder’s election to have such Bond purchased. If at the end of the Offer Period more Bonds (and such Pari Passu Indebtedness, as applicable) are tendered pursuant to an Asset Sale Offer than the Issuer is required to purchase, the Issuer will select the Bonds to be redeemed on a pro rata basis, by lot or by such other method as the Issuer shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no Bonds of US$1,000 or less shall be purchased in part. Selection of such Pari Passu Indebtedness, as applicable, shall be made pursuant to the terms of such Pari Passu Indebtedness; provided that any purchase by the Issuer of Pari Passu Indebtedness and Bonds tendered pursuant to an Asset Sale Offer shall otherwise be made on a pro rata basis, as nearly as practicable.

(f)

Written notices of an Asset Sale Offer shall be provided at least 30 but not more than 60 days before the purchase date to each Bondholder at such Bondholder’s registered address. If any Bond is to be purchased in part only, any notice of purchase that relates to such Bond shall state the portion of the principal amount thereof that has been or is to be purchased. Bondholders whose Bonds are purchased only in part shall be issued new Bonds equal in principal amount to the unpurchased portion of the Bonds surrendered.

(g)

Notwithstanding anything to the contrary in this Instrument, so long as the Bonds are outstanding, the Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, sell, transfer, lease or otherwise dispose of (whether in a single transaction or a series of related transactions) of any Equity Interests in the PRC Joint Venture held by the Issuer or such Restricted Subsidiary to any Person other than the Issuer or a Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction.

9.8	Transactions with Affiliates.

(a)

So long as the Bonds are outstanding, the Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of US$2,500,000 (or the Dollar Equivalent thereof), unless:

(i)

such Affiliate Transaction is on terms that are not materially less favourable to the Issuer or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person;

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(ii)

with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$2,500,000 (or the Dollar Equivalent thereof), the Issuer delivers to the Bondholders a resolution adopted in good faith by the majority of the Board, approving such Affiliate Transaction and set forth in an Officer’s certificate certifying that such Affiliate Transaction complies with clause (i) above; and

(iii)

with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$10,000,000 (or the Dollar Equivalent thereof), the Issuer shall notify the Bondholders of such proposed transaction and upon written request by any Bondholder:

(A)

the Issuer delivers to the Bondholders, in addition to the resolution of the Board referred to in clause (ii) above, an opinion of a reputable accounting, appraisal or investment banking firm of national or international standing, or other recognised independent expert of national or international standing with experience appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required, stating that the Affiliate Transaction or series of related Affiliate Transactions is (l) fair to the Issuer or such Restricted Subsidiary from a financial point of view taking into account all relevant circumstances or (2) on terms not materially less favourable than might have been obtained in a comparable transaction at such time on an arm’s length basis from a Person who is not an Affiliate; and

(B)

for purposes of the opinion referred to in the immediately preceding paragraph, the Issuer shall present to the Bondholders at least four reputable accounting, appraisal or investment banking firms of national or international standing and/or other recognised independent experts of national or international standing with experience appraising the terms and conditions of the type of transaction or series of related transactions, at least two of which shall be of international standing, and one such firm or expert shall be selected for the purpose of delivering such opinion by the holders of at least 50.l per cent. in aggregate principal amount of the Bonds or by Special Resolution within 10 Business Days following receipt of the request from the Issuer; provided that if no firm or expert is selected, the Issuer shall be entitled to make such selection.

(b)	The provisions of Condition 9.8(a) shall not apply to the following:

(i)

transactions between or among the Issuer and/or any of its Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction), including any payment to, or sale, lease, transfer or other disposition of any properties or assets to, or purchase of any property or assets from, or any contract, agreement, amendment, understanding, loan, advance or guarantee with, or for the benefit of, the Issuer or any of its Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction);

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(ii)	Restricted Payments permitted by Condition 9.5 and Permitted Investments (without giving effect to clause (13) of the definition of “Permitted Investments”);

(iii)

the payment of reasonable and customary compensation, benefits, fees and reimbursement of expenses paid to, and indemnity, contribution and insurance provided on behalf of, officers, directors, employees or consultants of the Issuer or any Restricted Subsidiary or any direct or indirect parent of the Issuer;

(iv)	payments or loans (or cancellation of loans) to officers, directors, employees or consultants that are approved by a majority of the disinterested members of the Board in good faith;

(v)

any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the Bondholders in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by the Issuer;

(vi)

the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders or equityholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any amendment thereto or similar transactions, agreements or arrangements that it may enter into thereafter; provided that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing transaction, agreement or arrangement or under any similar transaction, agreement or arrangement entered into after the Issue Date shall only be permitted by this clause (vi) to the extent that the terms of any such existing transaction, agreement or arrangement together with all amendments thereto, taken as a whole, or new transaction, agreement or arrangement are not otherwise more disadvantageous to the Bondholders in any material respect than the original transaction, agreement or arrangement as in effect on the Issue Date;

(vii)

transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of this Instrument, which are fair to the Issuer and its Restricted Subsidiaries in the reasonable determination of the Board or the senior management of the Issuer, or are on terms at least as favourable as might reasonably have been obtained at such time from an unaffiliated party;

(viii)	any transaction effected as part of a Qualified Receivables Financing;

(ix)	the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Person;

(x)

the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee or director benefit plans approved by the Board or any direct or indirect parent of the Issuer or of a Restricted Subsidiary of the Issuer, as appropriate, in good faith;

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(xi)	the entering into of any tax sharing agreement or arrangement and any payments permitted by Condition 9.5(b)(xiii);

(xii)	any contribution to the capital (including the capital reserves) of the Issuer;

(xiii)	transactions permitted by, and complying with, Condition 9.11;

(xiv)

transactions between the Issuer or any of its Restricted Subsidiaries and any Person, a director of which is also a director of the Issuer or any direct or indirect parent of the Issuer; provided, however, that such director abstains from voting as a director of the Issuer or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(xv)	any employment agreements entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(xvi)

intercompany transactions undertaken in good faith (as certified by the Issuer in an Officer’s certificate) for the purpose of improving the consolidated tax efficiency of the Issuer and its Subsidiaries and not for the purpose of circumventing compliance with any covenant set forth in this Instrument;

(xvii)	the formation and maintenance of any consolidated group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(xviii)

transactions with Affiliates of the Issuer relating to the purchase by the Issuer or any Guarantor of Proprietary Rights (and any other rights to produce or sell products) where the purchase price therefor is not more than the lower of (A) the Development Cost therefor incurred by the Affiliate from whom the Issuer or such Guarantor makes such purchase multiplied by 1.5 and (B) the Fair Market Value of such Proprietary Rights calculated in connection with such purchase based on a discounted cash flow methodology as determined in good faith by a responsible financial or accounting officer of the Issuer; provided that if such Fair Market Value as determined by such officer is over US$10,000,000 (or the Dollar Equivalent thereof) (and such Fair Market Value determination is less than the Development Cost), the calculation of Fair Market Value instead shall be as determined by an Independent Financial Advisor retained by the Issuer based on a discounted cash flow methodology; and

(xix)	the Incurrence of Indebtedness permitted pursuant to Condition 9.4(b)(xxiii) or 9.4(b)(xxiv).

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9.9	Liens.

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur, assume or permit to exist any Lien on the Collateral (other than Permitted Liens).

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur, assume or permit to exist any Lien of any nature whatsoever on any of its assets or properties of any kind, whether owned at the Issue Date or thereafter acquired (other than the Collateral), except Permitted Liens, unless the Bonds are secured (a) equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Bonds, prior to) the obligation or liability secured by such Lien, for so long as such obligation or liability is secured by such Lien or (b) by other assets or properties approved by a Special Resolution.

For purposes of determining compliance with this Condition 9.9, in the event that a Lien securing an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the categories of Liens described in the foregoing paragraph or in clauses (1) through (32) of the definition of “Permitted Liens”, then the Issuer shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Lien securing an item of Indebtedness (or any portion thereof) in any manner that complies with this Condition 9.9.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, amortisation of original issue discount and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies, in each case in respect of such Indebtedness.

To the extent applicable, the Liens on the Intellectual Property Collateral shall be subordinated to any Lien on such Collateral that is permitted by clause (18) of the definition of “Permitted Liens” (other than such Permitted Liens in favour of the Issuer or any Restricted Subsidiary) and, upon request from the Issuer (which shall be accompanied by an Officer’s Certificate), the Security Trustee shall take such action as is requested by the Issuer to reflect such subordination (including the entry into non-disturbance and similar agreements) in connection with the licensing of Proprietary Rights and any other transactions permitted by such clause (18), such as confirming in writing to any actual or potential licensee and/or counterparty that (a) the Security Trustee shall not, by enforcing its Liens, or otherwise, disturb or otherwise affect the prior Lien of such licensee and/or counterparty or any other rights of the licensee and/or counterparty under the relevant agreements, (b) so long as such licensee and/or counterparty is not in breach of or default under its agreements with the Issuer and/or its Subsidiaries, neither the Security Trustee nor any successor thereto shall assert any rights of the Issuer and/or any Subsidiary to terminate any rights or benefits of the licensee and/or counterparty pursuant to the terms of such agreements, and (iii) upon entry by the Issuer and/or any Subsidiary into any non-exclusive license agreement with respect to such Proprietary Rights with the party licensing such Proprietary Rights, such non-exclusive licensee shall take its license rights under such license agreement free of the Liens on the Collateral.

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9.10	Line of Business.

The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, engage in any line of business other than those businesses engaged in on the Issue Date and businesses reasonably related thereto.

9.11	Consolidation, Merger and Sale of Assets.

(a)

The Issuer shall not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not the Issuer is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or a series of related transactions to, any Person, other than:

(i)

as part of or for the purpose of consummating a SPAC Listing, including any transaction described in paragraph (ii)(A) below (but in each case provided that all conditions in the definition of SPAC Listing have been complied with); and

(ii)	any other transaction where:

(A)

the Issuer is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a legal entity organised or existing under the laws of Luxembourg or any state or territory of thereof (the Issuer or such Person, as the case may be, being herein called the “Successor Company”); and (y) the Successor Company (if other than the Issuer) expressly assumes all the obligations of the Issuer under this Instrument, the Bonds and the Security Documents to which it is a party pursuant to documents or instruments in form reasonably satisfactory to the Bondholders;

(B)

immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(C)

immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness that becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either:

(1)	the Successor Company would be permitted to Incur at least US$1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in Condition 9.4(a); or

(2)

the Consolidated Leverage Ratio for the Successor Company and its Restricted Subsidiaries would be less than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

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(D)

each Guarantor, unless it is the other party to the transactions described above, shall have by accession letters confirmed that its Guarantee shall apply to such Person’s obligations under this Instrument, the Guarantee (if not then terminated pursuant to its terms) and the Bonds; and

(E)

the Issuer shall have delivered to the Bondholders (A) an Officer’s certificate and an Opinion of Counsel, each stating that (x) such consolidation, amalgamation, merger, winding up, conversion, sale, assignment, transfer, lease, conveyance or other disposition and such accession letters (if any) comply with this Instrument and (y) the obligations of the Issuer under this Instrument, the Bonds and the Security Documents to which it is a party remain obligations of the Successor Company and (B) an Officer’s certificate stating that such necessary actions have been taken (together with evidence thereof) promptly and in any event no later than 30 days following such transaction.

The Successor Company (if other than the Issuer) pursuant to transaction under clause (i) or (ii) above shall succeed to, and be substituted for, the Issuer under this Instrument and the Security Documents to which it is a party, and in such event the Issuer will automatically be released and discharged from its obligations under this Instrument, the Bonds and the Security Documents to which it is a party. Notwithstanding the foregoing paragraphs (ii)(B) and (ii)(C) of this Condition 9.11(a), (x) any Restricted Subsidiary may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to the Issuer or to another Restricted Subsidiary and (y) the Issuer may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating the Issuer under the laws of Luxembourg or any state or territory of thereof, or may convert into a legal entity in any such jurisdiction, including in each case pursuant to a SPAC Listing, so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby. This Condition 9.11 will not apply to a sale, assignment, transfer, lease, conveyance or other disposition of property or assets between or among the Issuer or any of its Restricted Subsidiaries.

(b)

Subject to the provisions of this Instrument, none of the Guarantors shall, and the Issuer shall not permit any Guarantor to, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not such Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or a series of related transactions to, any Person unless either (A) such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation, partnership or limited liability company organised or existing under the laws of the jurisdiction of its formation (or, in the case whereby more than one Guarantors are involved in such transaction, the jurisdiction of formation of any one of such Guarantors) or any state or territory of thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”) and the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under this Instrument and to the extent such Guarantor is a Pledgor, all

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obligations of such Pledgor under the Security Documents to which it is party, and, if applicable, such Guarantors’ Guarantee and the Security Documents to which such Guarantor is a party pursuant to an accession letter or other documents or instruments in form reasonably satisfactory to the Bondholders or (B) such sale or disposition or consolidation, amalgamation or merger is not in violation of Condition 9.7 (in which case such Guarantor shall be released from its Guarantee).

Except as otherwise provided in this Instrument, the Successor Guarantor (if other than such Guarantor) will succeed to, and be substituted for, such Guarantor under this Instrument, such Guarantor’s Guarantee and/or the Security Documents to which such Guarantor is a party, and in such event such Guarantor will automatically be released and discharged from its obligations under this Instrument and such Guarantor’s Guarantee and/or the Security Documents, as the case may be.

Notwithstanding the foregoing, any Guarantor may consolidate, amalgamate, merge with or into or wind up or convert into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets to, the Issuer or any other Guarantor.

9.12	Use of Proceeds

(a)

The Issuer shall use the net proceeds from the issue of the Bonds for general corporate purposes, including but not limited to repayment of existing indebtedness, capital expenditures and/or working capital.

(b)	The Issuer will not, directly or indirectly, use the proceeds from the issue of the Bonds:

(i)	or lend, contribute or otherwise make available such proceeds to any Subsidiary, Affiliate, joint venture partner or other Person or entity:

(A)	for the purpose of financing or facilitating any activity that would violate applicable anti-corruption laws and regulations;

(B)	for the purpose of funding or facilitating any activity or business of or with any Person in any country or territory that, at the time of such funding of facilitation, is the target of any Sanctions;

(C)	in any other manner that could be reasonably expected to result in a violation by any Person, including the Issuer, of any Sanctions; and

(ii)	will not, directly, or indirectly, use the proceeds from the issue of the Bonds for any payments to:

(A)	fund or facilitate any money laundering or terrorist financing activities or business; or

(B)

in any other manner that would cause or result in violation of applicable anti-money laundering laws, rules or regulations, including the Bank Secrecy Act of 1970, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001.

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9.13	Liquidity Account

The Issuer shall ensure that:

(a)

the Liquidity Account is maintained at all times from (and including) the Completion Date, with an authorised signatory of the Security Trustee designated as the sole person(s) with signing rights over such Liquidity Account;

(b)	Security is granted over the Liquidity Account in favour of the Security Trustee, on behalf of the Bondholders, from (and including) the Completion Date; and

(c)

cash and Cash Equivalents in an aggregate amount of not less than US$25,000,000 (or the Dollar Equivalent thereof) shall be held in the Liquidity Account no later than the date falling on the tenth Business Day after the Completion Date, and at all times thereafter.

9.14	Compliance with Law

The Issuer will, and will cause each of its Restricted Subsidiaries to, comply with all laws, regulations, orders, judgments and decrees of any Governmental Authority, except to the extent that failure to so comply would not reasonably be expected to have a Material Adverse Effect.

9.15	Lease Agreement

So long as the Bonds are outstanding, save with the approval by the holders of at least 50.1 per cent. in aggregate principal amount of the Bonds and the Other Bonds then outstanding, the Issuer shall not permit Alvotech hf. to, and Alvotech hf. shall not, enter into any agreement which has the effect of increasing the monthly lease payment (the “Lease Payment”) set forth in the lease agreement dated 15 November 2016 (the “Lease Agreement”) entered into by and between Fasteignafelagio Sæmundur hf. (“Sæmundur”) and Alvotech hf. with respect to the lease of a 12,962.4 m2 building for manufacturing, research, offices, parking lots and underground parking garage located at Saemundargata 15-19, Reykjavik, with the property registration number 232-7931 (the “Leased Premise”); provided that nothing in this Condition 9.15 shall limit Alvotech hf.’s ability to enter into any agreement which has the effect of changing the currency denomination of the lease payment under the Lease Agreement and any increase in such lease payment as a result of currency fluctuations shall not be deemed an increase that is subject to the limitation set forth in this Condition 9.15; provided further that such change of currency denomination shall be made based on the prevailing currency exchange rate at or about the time of such change (as determined in good faith by the Board) and that such agreement shall be on fair and reasonable terms that are no less favourable to Alvotech hf. than those that would have been obtained in a comparable transaction by Alvotech hf. with the Person that is not an Affiliate of the Issuer.

10	Initial Public Offering

The Issuer shall use commercially reasonable endeavours to effect a Qualified IPO or a Qualified SPAC Listing.

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10.1	Qualified IPO

As used in this Condition 10:

(a)	“Qualified IPO” means an IPO that complies with:

(i)	the rules and regulations of the Stock Exchange; and

(ii)	the following conditions:

(A)

it is a primary offer of IPO Securities to the public for subscription or sale exclusively for cash, accompanied (or preceded) by the grant of listing of, and permission to deal in, the IPO Securities or depositary shares or securities representing Shares by the Stock Exchange;

(B)	the number of investors purchasing IPO Securities is equal to or greater than the minimum as prescribed by the Stock Exchange or any relevant regulatory authorities;

(C)	the listing of the IPO Securities is on a Stock Exchange;

(D)

the aggregate public float of IPO Securities is not less than US$300,000,000 (or the Dollar Equivalent) as calculated in accordance with accounting principles applicable to the Issuer and/or the applicable rules and regulations of the Stock Exchange provided always that the Bondholders shall have the right to waive any of the requirements contained in this Condition 10.1(a)(ii)(D) by a Special Resolution;

(E)	the aggregate amount of cash or Cash Equivalent of the Group is not less than US$300,000,000 (or the Dollar Equivalent) immediately after consummation of the Qualified IPO;

(F)

to the extent the proposed offering of IPO Securities relates to any holding company or Subsidiary undertaking of the Issuer, the Bondholders (holding in aggregate more than 50% of the principal amount of the Bonds then outstanding) have confirmed in writing to the Issuer that the proposed IPO does not adversely affect the interests of the Bondholders under the Bond Documents (taken as a whole), provided that the Bondholders will act reasonably in granting such confirmation, with such confirmation not to be unreasonably withheld or delayed; and

(G)

Alvogen Lux and Aztiq Pharma have, on or prior to the date of listing IPO Securities, exercised US$ 125,000,000 of their aggregate rights to subscribe for securities in the Issuer pursuant to Alvogen Warrant and Aztiq Warrant (respectively) (in each case, as defined in the Shareholders’ Agreement) it being agreed that cash applied by Alvogen Lux and Aztiq Pharma pursuant to the Shareholders’ Agreement (and, in the case of the Proposed SPAC Listing, the BCA) may be less than US$ 125,000,000 taking into account the deductions and offsets permitted by the terms of the Shareholders’ Agreement but shall be no less than US$ 70,000,000, save where the Bondholders by a Special Resolution have certified that transaction is a Qualified IPO or waive any of the above conditions.

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(b)	“Qualified SPAC Listing” means a SPAC Listing in connection with which:

(i)

the aggregate public float of the securities of the SPAC (and/or the Issuer (or any holding company or Subsidiary undertaking of the Issuer)) on any Stock Exchange is not less than US$300,000,000 (or the Dollar Equivalent), or US$300,000,000 (or the Dollar Equivalent) is invested into the Issuer (or any holding company or Subsidiary undertaking of the Issuer), in each case, as calculated in accordance with accounting principles applicable to the SPAC, Issuer (or any holding company or Subsidiary undertaking of the Issuer) and/or the applicable rules and regulations of the Stock Exchange;

(ii)	the aggregate amount of cash or Cash Equivalent of the Group is not less than:

(A)	in the case of the Proposed SPAC Listing, US$200,000,000 (or its Dollar Equivalent),

(B)	in the case of any SPAC Listing (other than the Proposed SPAC Listing), US$300,000,000 (or its Dollar Equivalent)

in each case, immediately after consummation of the Proposed SPAC Listing or the relevant SPAC Listing, as applicable;

(iii)

Alvogen Lux and Aztiq Pharma have, on or prior to the date of listing IPO Securities, exercised US$ 125,000,000 of their aggregate rights to subscribe for securities in the Issuer pursuant to Alvogen Warrant and Aztiq Warrant (respectively) (in each case, as defined in the Shareholders’ Agreement) it being agreed that cash applied by Alvogen Lux and Aztiq Pharma pursuant to the Shareholders’ Agreement (and, in the case of the Proposed SPAC Listing, the BCA) may be less than US$ 125,000,000 taking into account the deductions and offsets permitted by the terms of the Shareholders’ Agreement but shall be no less than US$ 70,000,000, save where the Bondholders by a Special Resolution have certified that transaction is a Qualified SPAC Listing or waive any of the above conditions.

10.2	Notice of Intended IPO

If (i) any application for listing or admission for trading on a Stock Exchange is made in relation to a proposed IPO or a SPAC Listing (as applicable) or (ii) a IPO or a SPAC Listing (as applicable) is approved by the Stock Exchange or the applicable regulatory authority, and such approval has been communicated to the Issuer, to the extent permitted by applicable laws, the Issuer will, in each case of (i) and (ii) no later than two business days after becoming aware of the same, notify in writing the Bondholders in accordance with Condition 20 of the intended offer to the public and listing of the Shares.

10.3	Definitions

For the purpose of this Condition 10,

“IPO Securities” means shares of the Issuer or any holding company or subsidiary undertaking of the Issuer subject to an IPO or SPAC Listing, which shares are intended to be listed on a Stock Exchange following the consummation of such IPO or SPAC Listing.

“Listing Date” means, the first date on which (i) an IPO occurs or (b) a SPAC Listing occurs.

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11	Undertakings

11.1

The Issuer undertakes and warrants, inter alia, that so long as there are any outstanding Bonds save with the approval of a Special Resolution of the Bondholders, it shall (and, where applicable, shall procure that its Subsidiaries shall):

(a)	use commercially reasonable endeavours to effect a Qualified IPO or a Qualified SPAC Listing;

(b)

after the Listing Date, use commercially reasonable endeavours to maintain a listing for all the issued Shares on the Stock Exchange; and (ii) if unable to maintain or obtain such listing, to obtain and maintain a listing for all the Shares on an Alternative Stock Exchange as the Issuer with the approval by an Ordinary Resolution of the Bondholders may from time to time determine and will forthwith give notice to the Bondholders (in accordance with Condition 20) of the listing or delisting of the Shares (as a class) by any of such stock exchanges;

(c)

after the Listing Date, comply in all material respects with all the rules, regulations and requirements of the applicable Stock Exchange (including the Listing Rules) or the Alternative Stock Exchange (if applicable);

(d)	comply in all material respects with all applicable laws and regulations;

(e)

promptly (i) obtain, comply with and do all that is necessary to maintain in full force and effect, and (ii) supply certified copies to the Security Trustee of, any authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration required under any law or regulation of a relevant jurisdiction to (x) enable it to perform its obligations under the Bond Documents; (y) ensure the legality, validity, enforceability or admissibility in evidence of any Bond Documents; and (z) carry on its business where failure to do so has or is reasonably likely to have a Material Adverse Effect;

(f)

maintain with insurance companies that are financially sound and reputable, such commercial general liability insurance, product liability insurance and property insurance with respect to liabilities, losses or damage in respect of its properties and assets as are customarily carried or maintained under similar circumstances by Persons engaged in similar businesses, in each case, in such amounts, with such deductibles, covering such risks and otherwise on such terms and conditions as are customary for such other Persons to maintain under similar circumstances in similar businesses;

(g)

do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Security Trustee may reasonably specify (and in such form as the Security Trustee may reasonably require in favour of the Security Trustee or its nominee(s)):

(i)

to perfect the Security created or intended to be created under or evidenced by the Security Documents (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Security) or for the exercise of any rights, powers and remedies of the Security Trustee or the Bondholders provided by or pursuant to the Bond Documents or by law;

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(ii)

to confer on the Security Trustee Security over any property and assets of the Issuer or any Guarantor located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the Security Documents; and/or

(iii)	to facilitate the realisation of the assets which are, or are intended to be, the subject of the Security; and

(h)

take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Security Trustee by or pursuant to the Bond Documents.

11.2	Anti-Layering

The Issuer undertakes and warrants, inter alia, that so long as there are any Bonds outstanding, save with the approval of a Special Resolution of the Bondholders, it will not, and will not permit any Guarantor to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any senior Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is either:

(a)	equal in right of payment with the Bonds or such Guarantor’s Guarantee of the Bonds, as the case may be; or

(b)	expressly subordinated in right of payment to the Bonds or such Guarantor’s Guarantee, as the case may be;

provided that:

(i)	unsecured Indebtedness will not be treated as subordinated or junior to senior Indebtedness merely because it is unsecured; and

(ii)	senior Indebtedness will not be treated as subordinated or junior to any other senior Indebtedness merely because it has a junior priority with respect to the same collateral.

11.3

Each of the Issuer and the Guarantors represents and warrants that for the purposes of the Regulation, its Centre of Main Interests is situated in its jurisdiction of incorporation. Each of the Issuer and the Guarantors incorporated in the European Union further undertakes and warrants that so long as there are any outstanding Bonds, it shall not take any positive action to deliberately change the location of its Centre of Main Interests for the purposes of the Regulation where that change would be materially adverse to the interests of the Bondholders.

For purposes of this Condition 11.3 only:

“Centre of Main Interests” means “centre of main interests” as such term is used in Article 3(1) of Regulation (EU) No. 2015/848 of May 2015 of the European Parliament and of the Council on Insolvency Proceedings (recast) (the “Regulations”); and

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“Regulation” has the meaning given to that term in the definition of Centre of Main Interests.

11.4	Shareholder Loans

(a)	The Issuer undertakes and warrants that, so long as there are any outstanding Bonds,

(i)

to the extent it or any of the Guarantors Incurs any Indebtedness in accordance with Condition 9.4 from any of its direct or indirect shareholders following the Issue Date, it shall, and shall cause the relevant Guarantor to, procure that the provider of such Indebtedness to execute and deliver to the Security Trustee an accession undertaking substantially in the form of Schedule 2 of the Intercreditor Deed pursuant to which such creditor accede to the Intercreditor Deed as a subordinated creditor; and

(ii)

it shall not, and shall cause the Guarantors not to, repay, redeem, repurchase, defease or otherwise acquire or retire for value in cash prior to the Listing Date, any Indebtedness owed by it or any Guarantor to any direct or indirect shareholder of the Issuer.

(b)	For the avoidance of doubt, paragraph (a) above is not applicable to any Indebtedness owed to any Bondholders in its capacity as holder of the Bonds or any Other Bonds.

11.5	Arm’s Length Terms

The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, enter into any transaction for the exclusive licensing, strategic alliance, disposal or any arrangement having equivalent effect with respect to any Proprietary Right with any person except on arm’s length terms (or better than arm’s length terms from the Issuer’s or the relevant Restricted Subsidiary’s perspective).

12	Payments

12.1	Principal and Premium

(a)

On or prior to the due date of principal, coupon, premium, default interest or any other amounts payable under this Instrument, the Issuer shall deposit or cause to be deposited with the Paying Agent a sum sufficient to pay such principal, premium, default interest or other amount when so becoming due. Principal, premium, coupon, default interest and all other amounts payable under this Instrument shall be considered paid on the due date if on such date the Paying Agent holds as of 11:00 a.m. Hong Kong time money sufficient to pay all such principal, premium, coupon, default interest or any other amounts then due and the Paying Agent is not prohibited from paying such money to the Bondholders on that date pursuant to the terms of this Instrument.

(b)

On the due date of such principal, premium, coupon, default interest or other amount, the Paying Agent will make payment of such amount by transfer to the Registered Account of the Bondholder; provided that payment of principal and premium will only be made after surrender of the relevant Bond Certificate at the Registrar’s Office.

(c)	When making payments to Bondholders, fractions of one U.S. dollar cent will be rounded down to the nearest U.S. dollar cent.

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12.2	Paying Agent to Hold Money in Trust

The Paying Agent agrees and the Issuer shall require any other Paying Agent, if applicable, to agree in writing, that such Paying Agent shall hold in trust for the benefit of the Bondholders all money held by such Paying Agent for the payment of principal, premium, coupon, default interest or any other amounts, and shall notify the Security Trustee of any default by the Issuer in making any such payment. While any such default continues, the Security Trustee may require a Paying Agent to pay all money held by it to the Security Trustee. If the Issuer acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it in trust for the benefit of the Persons entitled thereto. Upon complying with this Condition 12.2, a Paying Agent shall have no further liability for the money delivered to the Security Trustee.

12.3	Registered Accounts

For the purposes of this Condition 12, a Bondholder’s registered account means the U.S. dollar account maintained by or on behalf of it with a bank in New York (or such other U.S. dollar account as the Bondholder may notify to the Issuer from time to time), details of which appear on the Register of Bondholders at the close of business on the second Business Day before the due date for payment, and a Bondholder’s registered address means its address appearing on the Register of Bondholders at that time.

12.4	Fiscal Laws

All payments are subject in all cases to any applicable laws and regulations in the place of payment, but without prejudice to the provisions of Condition 15. No commissions or expenses shall be charged to the Bondholders in respect of such payments.

12.5	Payment Initiation

Where payment is to be made by transfer to a registered account, payment instructions (for value on the due date or, if that is not a Business Day, for value on the first following day which is a Business Day) will be initiated and in the case of a payment of principal, if later, on the Business Day on which the relevant Bond Certificate is surrendered at the Registrar’s Office.

12.6	Default Interest and Delay in Payment

(a)

If the Issuer fails to pay any sum in respect of the Bonds when the same becomes due and payable under this Instrument, interest shall accrue on the overdue sum at the rate of 10 per cent. per annum on a daily compounding basis from the due date and ending on the date on which full payment is made to the Bondholders in accordance with this Instrument. Such default interest shall accrue on the basis of the actual number of days elapsed and a 360-day year.

(b)

Bondholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if such delay is caused solely because the due date is not a Business Day, if the Bondholder is late in surrendering its Bond Certificate (if required to do so) or if a cheque mailed in accordance with this Condition 12 arrives after the due date for payment.

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(c)

If an amount which is due on the Bonds is not paid in full, the Issuer or the Paying Agent, as the case may be, shall cause the Registrar to annotate the Register of Bondholders with a record of the amount (if any) in fact paid.

(d)

All amounts due and payable by the Paying Agent in relation to the Bonds will be allocated in accordance with the written instructions it receives from the Issuer. The Paying Agent is not responsible in any manner whatsoever for the calculation of amounts due under the Bonds or as may be due under this Instrument.

13	Redemption, Purchase and Cancellation

13.1	Maturity

Unless previously redeemed, or purchased and cancelled as provided herein, the Issuer will redeem each Bond at an amount equal to the Redemption Amount on the Maturity Date. The Issuer may not redeem the Bonds at its option prior to the Maturity Date except as provided in Conditions 13.2 and 13.3 below (but without prejudice to Condition 15).

13.2	Optional Redemption

(a)

The Issuer may, at its option and having given not less than 30 nor more than 60 days’ notice (such notice or a notice delivered pursuant to this condition, an “Optional Redemption Notice”) to the Bondholders in accordance with Condition 20 (which notices shall be irrevocable), redeem the Bonds, in whole but not in part, at a redemption price equal to Redemption Amount plus the Applicable Premium (if any) to (but not including) the relevant redemption date (such relevant redemption date, an “Optional Redemption Date”);

(b)	The Issuer will be bound to redeem the Bonds on the Optional Redemption Date at the relevant amount set forth in clause (a) above.

(c)

Any redemption set forth in clauses (a) above may, at the discretion of the Issuer, be subject to the satisfaction of one or more conditions precedent. If such redemption is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Issuer’s discretion, the redemption date may be delayed until such time (provided, however, that any delayed redemption date shall not be more than 60 days after the date the relevant Optional Redemption Notice was sent) as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date or by the redemption date as delayed. In addition, the Issuer may provide in such notice that payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by another Person.

13.3	Redemption for Taxation Reasons

(a)

At any time, the Issuer may, having given not less than 30 nor more than 60 days’ notice (a “Tax Redemption Notice”) to the Bondholders in accordance with Condition 20 (which notices shall be irrevocable), redeem the Bonds, in whole but not in part, at an amount equal to the Redemption Amount on the date fixed for redemption in the

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Tax Redemption Notice (the “Tax Redemption Date”) (subject to the right of Bondholders of record on the relevant record date to receive interest due on the relevant interest payment date) and all Additional Amounts, if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if:

(i)

the Issuer certifies acting reasonably and in good faith to the Bondholders immediately prior to the giving of such notice that the Issuer has or will become obliged to pay Additional Amounts as referred to in Condition 15 as a result of:

(A)

any change in, or amendment to, the laws or regulations of Luxembourg, Iceland, Germany, Switzerland or any political subdivision or any authority thereof or therein having power to tax (a “Tax Jurisdiction”); or

(B)

any change in the general application or official written interpretation of such laws or regulations, which change or amendment is formally announced and becomes effective on or after the first Issue Date (or if the applicable Tax Jurisdiction becomes a Tax Jurisdiction on a date after the Issue Date, such later date) (each of the events set forth in paragraph (A) above or this paragraph (B), a “Change of Tax Law”), but excluding payment of Additional Amounts in connection with a SPAC Listing as a result of any change in, or amendment to, the laws or regulations in relation to a SPAC Listing, and

(ii)	such obligation cannot be avoided by the Issuer and/or the relevant Guarantor(s) taking reasonable measures available to it or them;

provided that no such Tax Redemption Notice shall be given (x) earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such Additional Amounts were a payment in respect of the Bonds then due and (y) unless at the time such notice is given, such obligation to pay such Additional Amounts remains in effect. Prior to the publication or mailing of any notice of redemption pursuant to this Condition 13.3(a), the Issuer shall deliver to the Bondholders: (i) a certificate signed by a director of the Issuer stating that the obligation referred to in paragraph (i) above cannot be avoided by the Issuer and/or the relevant Guarantor(s) (after taking reasonable measures available to it or them); and (ii) a written opinion of independent legal or tax advisers of recognised international standing qualified under the laws of the Tax Jurisdiction and reasonably satisfactory to the Bondholders to the effect that the Issuer or Guarantor, as the case may be, has been or will become obligated to pay Additional Amounts as a result of a Change of Tax Law.

(b)	Subject to Condition 13.3(c) below, the Issuer will be bound to redeem the Bonds on the Tax Redemption Date at an amount equal to the Redemption Amount.

(c)

If the Issuer gives a Tax Redemption Notice pursuant to Condition 13.3(a), each Bondholder will have the right to elect that its Bond(s) shall not be redeemed and that the provisions of Condition 14 shall not apply in respect of any payment of principal and premium to be made in respect of such Bond(s) which falls due after the relevant

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Tax Redemption Date whereupon no Additional Amounts shall be payable in respect thereof pursuant to Condition 14 and payment of all amounts shall be made subject to the deduction or withholding of any tax required to be deducted or withheld for or on account of taxes imposed by Luxembourg. To exercise a right pursuant to this Condition 13.3(c), the holder of the relevant Bond must complete, sign and deposit at its own expense during normal business hours at the Registrar’s Office no later than the day falling 10 days prior to the Tax Redemption Date a duly completed and signed notice of exercise, in the form for the time being current, obtainable from the Registrar’s Office (a “Tax Option Exercise Notice”), together with the Bond Certificate evidencing the Bonds. A Tax Option Exercise Notice, once delivered shall be irrevocable and may not be withdrawn without the Issuer’s written consent.

(d)

The foregoing provisions in this Condition 13.3 shall apply mutatis mutandis to the laws and official positions of any jurisdiction in which any successor to the Issuer or a Guarantor is organised or otherwise considered to be a resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein and such provisions shall survive any termination, defeasance or discharge of this Instrument or the Guarantees.

13.4	Redemption on Change of Control

(a)

In the event that a Change of Control has occurred prior to the Listing Date, the holder of each Bond will have the right (the “Change of Control Put Right”) at such holder’s option, to require the Issuer to redeem in whole but not in part such holder’s Bonds on the Change of Control Put Date (as defined below) at an amount equal to the Redemption Amount plus the Applicable Premium (if any) to but not including the Change of Control Put Date (the “Change of Control Put Price”); provided always that the Bondholders shall have the right to waive any of the requirements contained in this Condition 13.4(a) by a Special Resolution.

(b)

To exercise its Change of Control Put Right to require the Issuer to redeem its Bonds, the Bondholder must complete, sign and deposit at the Registrar’s Office a duly completed and signed irrevocable notice of redemption, in the form for the time being current, obtainable during normal office hours from the Registrar’s Office (“Change of Control Put Exercise Notice”) together with the Bond Certificate evidencing the Bonds to be redeemed by not later than 30 days following a Change of Control, or, if later, 30 days following the date upon which notice thereof is given to Bondholders by the Issuer in accordance with Condition 20. The “Change of Control Put Date” shall be the 14th day after the expiry of such period of 30 days as referred to above.

(c)

A Change of Control Put Exercise Notice, once delivered, shall be irrevocable and the Issuer shall redeem the Bonds which form the subject of the Change of Control Put Exercise Notice delivered as aforesaid on the Change of Control Put Date.

(d)

Not later than seven days after becoming aware of a Change of Control, the Issuer shall procure that notice regarding the Change of Control shall be delivered to the Bondholders (in accordance with Condition 20) stating:

(i)	the Change of Control Put Date;

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(ii)	the date of such Change of Control and, briefly, the events causing such Change of Control;

(iii)	the date by which the Change of Control Put Exercise Notice must be given;

(iv)	the Change of Control Put Price and the method by which such amount will be paid;

(v)	the procedures that Bondholders must follow and the requirements that Bondholders must satisfy in order to exercise the Change of Control Put Right; and

(vi)	that a Change of Control Put Exercise Notice, once validly given, may not be withdrawn.

13.5	Special Put Right

(a)

In the event that a Qualified IPO or a Qualified SPAC Listing has not occurred on or prior to 30 June 2022 (the “Special Put Triggering Date”, the holder of each Bond will have the right (the “Special Put Right”) at such holder’s option, to require the Issuer to redeem in whole but not in part such holder’s Bonds on the Special Put Date (as defined below) at an amount equal to the Redemption Amount plus the Applicable Premium (if any).

(b)

To exercise its Special Put Right to require the Issuer to redeem its Bonds, the Bondholder must complete, sign and deposit at the Registrar’s Office a duly completed and signed irrevocable notice of redemption, in the form for the time being current, obtainable during normal office hours from the Registrar’s Office (“Special Put Exercise Notice”) together with the Bond Certificate evidencing the Bonds to be redeemed no earlier than 1 July 2022 and no later than 30 September 2022 (the “Special Put Exercise Period”). The “Special Put Date” shall be within 30 days of the expiry of the Special Put Exercise Period, as notified by the Issuer to the Bondholders that have exercised their Special Put Right pursuant to this Condition 13.5.

(c)

A Special Put Exercise Notice, once delivered, shall be irrevocable and the Issuer shall redeem the Bonds which form the subject of the Special Put Exercise Notice delivered as aforesaid on the Special Put Date.

13.6	Purchases

The Issuer, the Guarantors or any of their respective Subsidiaries may at any time and from time to time purchase Bonds at any price in the open market or otherwise in compliance with applicable laws and regulations.

13.7	Cancellation

All Bonds which are purchased or redeemed by the Issuer, any Guarantor or any of their respective Subsidiaries, will forthwith be cancelled and such Bonds may not be reissued or resold.

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13.8	Redemption Notices

All notices to Bondholders given by or on behalf of the Issuer pursuant to this Condition 13 will be given in accordance with Condition 21, and without prejudice to the other content requirements set out in this Condition 13, specify the applicable Redemption Amount, (if applicable) the Applicable Premium (if any), the date for redemption, the manner in which redemption will be effected and the aggregate principal amount of the outstanding Bonds as at the latest practicable date prior to the publication of the notice.

13.9	Calculation

The Calculation Agent shall verify calculation of any Redemption Amount and/or Applicable Premium pursuant to this Condition 13 provided that the Issuer furnishes all necessary information required by the Calculation Agent to perform such calculations.

14	Taxation

14.1	Taxation Gross-Up

(a)

All payments, whether of principal, premium or otherwise, made by or on behalf of the Issuer or the Guarantors (including, in each case, any successor entity), as the case may be, under or with respect to this Instrument or the Guarantees, as the case may be, shall be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, fee, duty, levy, tariff, impost, assessment or other governmental charge (including penalties, coupon and other liabilities related thereto) (collectively, “Taxes”) (such withholding or deduction for, or on account of, Taxes being referred to as a “Tax Deduction”) unless the Tax Deduction is then required by law. The Issuer or a Guarantor, as the case may be, shall promptly upon becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction), with respect to the Bondholders, notify such Bondholders accordingly. If a Tax Deduction will at any time be required to be made from any payments made by or on behalf of the Issuer or the Guarantor, as the case may be, under or with respect to this Instrument or the Guarantee, as the case may be, including payments of principal, redemption price, coupon, additional amounts or premium, if any, the Issuer or the Guarantor, as the case may be, shall pay such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by the holders of a Bond, or beneficial owner of the Bonds, in respect of such payments, after such withholding or deduction (including any such withholding or deduction from such Additional Amounts) will not be less than the amounts that would have been received by each Bondholder in respect of such payments under or with respect to this Instrument or the Guarantee in the absence of such Tax Deduction; provided, however, that no Additional Amounts will be payable with respect to:

(i)

any Taxes, to the extent such Taxes were imposed as a result of the presentation of a Bond for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the holder of that Bond (except to the extent that the holder of the Bond would have been entitled to Additional Amounts had the Bond been presented on the last day of such 30-day period);

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(ii)	any FATCA Deduction; or

(iii)	any combination of the above clauses (i) to (ii).

(b)

Subject to the provisions of the Guarantees, the Issuer or the Guarantors, as the case may be, shall pay and indemnify the Bondholders or the beneficial owner of the Bonds for any present or future stamp, issue, registration, transfer, court or documentary taxes, or any other excise or property taxes, charges or similar levies (including any penalties, coupon and other liabilities related thereto) that are payable in, or levied by any jurisdiction on the execution, delivery, transfer or registration of this Instrument, the Guarantees or the Bonds or the receipt of any payments with respect to, or enforcement of, this Instrument, the Guarantees or the Bonds (such sum being recoverable from the Issuer or the Guarantors, as the case may be, as a liquidated sum payable as a debt.

(c)

If the Issuer or the Guarantors, as the case may be, becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to any Bond, this Instrument or the Guarantees, the Issuer or the Guarantors, as the case may be, shall deliver to the Bondholder on a date that is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises less than 45 days prior to that payment date, in which case the Issuer or the Guarantors, as the case may be, shall notify the Bondholder as promptly as practicable after the date that is 30 days prior to the payment date) notice signed by a director of the Issuer stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. Such notice must also set forth any other information reasonably necessary to enable the Paying Agents, upon timely receipt of funds, to pay Additional Amounts to Bondholders on the relevant payment date. The Bondholder shall not have any obligation to determine whether any Additional Amounts are payable or the amount of such Additional Amounts.

(d)

The Issuer or the Guarantors, as the case may be, shall make all Tax Deductions (within the time period and in the minimum amount) required by law and shall remit the full amount deducted or withheld to the relevant Tax authority in accordance with applicable law. The Issuer or the Guarantors, as the case may be, shall, whether or not Additional Amounts are payable, use its or their reasonable efforts to obtain Tax receipts from each Tax authority evidencing the payment of any Taxes so deducted or withheld. The Issuer or the Guarantors, as the case may be, shall furnish to the Bondholders, and to a beneficial owner of Bonds upon request, within a reasonable time after the date the payment of any Taxes so deducted or withheld is made, certified copies of Tax receipts evidencing payment by the Issuer or the Guarantors, as the case may be, or if, notwithstanding such entity’s efforts to obtain receipts, receipts are not obtained, other evidence (reasonably satisfactory to the Bondholders) of payments by such entity.

(e)	Wherever in this Instrument or the Guarantees there is mentioned, in any context:

(i)	the payment of principal;

(ii)	purchase prices in connection with a purchase of Bonds;

(iii)	coupon; or

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(iv)	any other amount payable on or with respect to any of the Bonds or any Guarantee,

such reference shall be deemed to include payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(f)

The obligations described under this Condition 14 shall survive any termination, defeasance or discharge of this Instrument or the Guarantees and shall apply, mutatis mutandis, to any jurisdiction in which any successor Person to the Issuer or a Guarantor is incorporated, or resident or doing business for tax purposes or any jurisdiction from or through which such Person makes any payment on the Bonds or the Guarantees and any department or political subdivision thereof or therein.

(g)	The Issuer will:

(i)	pay all stamp duty, registration, documentary, transfer and other similar Taxes payable in respect of any Bond Document; and

(i)

within five Business Days of demand of the Security Trustee or a Bondholder, indemnify the Security Trustee or such Bondholder from and against any cost, loss or liability the Security Trustee or that Bondholder incurs in any jurisdiction in relation to any stamp duty, registration, documentary, transfer or other similar Tax paid or payable in respect of any Bond Document. None of the Security Trustee, the Registrar or the Paying Agent shall be liable or responsible to pay any such taxes or duties in any jurisdiction and none of them shall be under any obligation to determine whether the Issuer, any other Pledgor, any Guarantor or any Bondholder is liable to pay any taxes and duties and shall not be concerned with, or be obligated or required to enquire into, the sufficiency of any amount paid by the Issuer, any other Pledgor, any Guarantor or any Bondholder for this purpose.

The parties hereto acknowledge that the foregoing indemnities shall survive the resignation or removal of the Security Trustee or the termination of this Instrument.

14.2	FATCA

(a)	Subject to Condition 14.1, each party hereto may make any FATCA Deduction it is required to make by FATCA and any payment required in connection with that FATCA Deduction.

(b)

Each party hereto shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Issuer, the Security Trustee and the Paying Agent, and the Security Trustee and the Paying Agent shall notify the other parties hereto.

(c)	Subject to Condition 14.2(e), each party hereto shall, within ten Business Days of a reasonable request by any other party:

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(i)	confirm to that other party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party;

(ii)

supply to that other party such forms, documentation and other information relating to its status under FATCA as that other party reasonably requests for the purposes of that other party’s compliance with FATCA; and

(iii)

supply to that other party such forms, documentation and other information relating to its status as that other party reasonably requests for the purposes of that party’s compliance with any other law, regulation, or exchange of information regime.

(d)

If a party hereto confirms to another party hereto pursuant to paragraph (c)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that party shall notify that other party reasonably promptly.

(e)

Condition 14.2(c) above shall not oblige any of the Security Trustee, the Registrar, the Paying Agent or the Bondholders to do anything which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(f)

If a party hereto fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with Condition 14.2(c) above (including, for the avoidance of doubt, where Condition 14.2(d) above applies), then such party shall be treated for the purposes of the Bond Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the party in question provides the requested confirmation, forms, documentation or other information.

15	Events of Default

Any of the following events will constitute an “Event of Default” under this Instrument:

(a)

there is failure by the Issuer to pay any principal, premium or any other amount due in respect of the Bonds on or prior to the due date for such payment (except where failure to pay is caused by administrative or technical error and payment is made within five days of its due date);

(b)	[Reserved]

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(c)

there is any failure of performance or observance of the Issuer or any of the Guarantors of any of its undertakings or obligations, under the Subscription Agreements, the Bonds or this Instrument, which failure is incapable of remedy or, if capable of remedy, is not remedied within 30 days after written notice of such failure shall have been given to the Issuer or the relevant Guarantor by a Bondholder;

(d)

any final judgment or order for the payment of money in excess of US$2,500,000 (or the Dollar Equivalent thereof) in the aggregate for all such final judgments or orders is rendered against the Issuer, any Guarantor and shall not be bonded, paid, or discharged for a period of 10 Business Days following such judgment during which a stay of enforcement, by reason of a pending appeal or otherwise is not in effect.

(e)

(i) any other present or future Indebtedness (whether actual or contingent) of the Issuer or any Guarantor for or in respect of moneys borrowed or raised becomes (or becomes capable of being declared) due and payable prior to its Stated Maturity by reason of any actual or potential default, event of default or the like (howsoever described), or (ii) any such indebtedness is not paid when due or (if a grace period is applicable) within any applicable grace period, or (iii) the Issuer or any of the Guarantors fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed or raised; provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this Condition 15(e) have occurred and after the applicable grace or notice period has expired equals or exceeds US$2,500,000 (or the Dollar Equivalent thereof);

(f)

after the Listing Date, the Shares (as a class) cease to be listed or admitted to trading on the Stock Exchange or an Alternative Stock Exchange or suspension of the trading of Shares on the Stock Exchange or such Alternative Stock Exchange (other than for a temporary suspension of trading for not more than 20 consecutive Trading Days);

(g)

a distress, attachment, execution, seizure before judgement or other legal process is levied, enforced or sued out on or against any material part of the property, assets or revenues of the Issuer, any Guarantor if capable of remedy and is not discharged or stayed within 30 days;

(h)

any mortgage, charge, pledge, lien or other Encumbrance, present or future, created or assumed by the Issuer or any Guarantor becomes enforceable and any step is taken to enforce it (including the taking of possession or the appointment of a receiver, manager or other similar person) which is not discharged or stayed within 30 days and such enforcement can be reasonably expected to result in a Material Adverse Effect;

(i)

the Issuer or any of the Guarantors is (or is, or could be, deemed by law or a court to be) insolvent or bankrupt under applicable law or unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its debts, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts (or of any part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or an arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of the Issuer or such Guarantor;

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(j)

an order is made or an effective resolution passed for the winding-up or dissolution, judicial management, administration or liquidation of the Issuer or any of the Guarantors (as the case may be), or the Issuer or any of the Guarantors ceases or threatens to cease to carry on all or substantially all of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (i) on terms approved by the Bondholders, or (ii) in the case of a Guarantor, whereby the undertaking and assets of such Guarantor are transferred to or otherwise vested in the Issuer or another Guarantor;

(k)

an Encumbrancer takes possession or an administrative or other receiver or an administrator is appointed of the whole or any substantial part of the property, assets or revenues of the Issuer or any of the Guarantors (as the case may be) and is not discharged within 30 days;

(l)	any step is taken by any person with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or a material part of the assets of the Issuer or any of the Guarantors;

(m)

any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorisation, exemption, filing, licence, order, recording or registration) at any time required to be taken, fulfilled or done in order (i) to enable the Issuer and the Guarantors lawfully to enter into, exercise its rights and perform and comply with its obligations under the Bonds and the Guarantees, (ii) to ensure that those obligations are legally binding and enforceable and (iii) to make the Bonds and the Guarantees admissible in evidence in the courts of England, is not taken, fulfilled or done;

(n)	it is or will become unlawful for the Issuer or any of the Guarantors to perform or comply with any one or more of its obligations under the Bonds or the Guarantees, as applicable;

(o)

except as otherwise permitted under this Instrument or the relevant Security Document, any Security Document becomes unenforceable or invalid or shall for any reason cease to be in full force and effect or is claimed to be unenforceable, invalid or not in full force and effect by any Pledgor;

(p)

the auditors of the Issuer issue an opinion other than an unqualified opinion in respect of the audited accounts of the Issuer which will adversely affect the operation of the Issuer and its Subsidiaries;

(q)	the Issuer or any of the Guarantors ceases or threatens to cease to carry on all or substantially all of its business or operations;

(r)	any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs of this Condition 15;

(s)	there has been a breach by Sæmundur of the Sæmundur Letter and such breach is not remedied within any applicable grace period set forth in the Sæmundur Letter;

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(t)

there has been effected any amendment to the Sæmundur Articles which has the effect of changing any clause of article 35 thereof in a manner that adversely affects the rights of the Bondholders, and such amendment is not remedied within any applicable grace period set forth in the Sæmundur Letter;

(u)

the director appointed by the Bondholders to the board of directors of Sæmundur has been removed from such board of directors if such removal is (i) caused by Sæmundur or any of its shareholders, (ii) not the result of a voluntary resignation of such director, and (iii) not in accordance with the terms of the Sæmundur Articles as of the date hereof, and such removal is not remedied within any applicable grace period set forth in the Sæmundur Letter; or

(v)

the Issuer does not comply with its obligations, under any Conversion, Redemption and Rollover Agreement, provided that no Event of Default will occur in respect of any failure to comply which is caused by administrative or technical error and is remedied within five Business Days of the earlier of (i) the Bondholder under the Conversion, Redemption and Rollover Agreement giving notice to the Issuer and (ii) the Issuer becoming aware of such failure to comply.

For so long as any Bond remains outstanding, if an Event of Default (other than an Event of Default specified in clause (i), (j) or (k) above) occurs and is continuing under this Instrument, holder(s) of more than US$89,077,398.8 (subject to reduction set forth below) in aggregate principal amount of the Other Bonds then outstanding (provided that such holder(s) hold more than US$132,466,958 (subject to reduction set forth below) in aggregate principal amount of the Bonds and the Other Bonds then outstanding), or if there is no such holder(s), the Instructing Bondholders, at their discretion may, by written notice to the Issuer, declare that an amount equal to the Redemption Amount on the Bonds then outstanding to but not including the relevant Payment Date to be immediately due and payable, and upon a declaration of acceleration, such amount shall be immediately due and payable; provided that the Redemption Amount so due and payable shall be determined to include the period from the 2021 A&R Effective Date to the relevant Payment Date of such Redemption Amount; provided further that such US$132,466,958 and US$89,077,398.8 thresholds shall be reduced in proportion to any reduction in the aggregate principal amount of the Bonds and/or the Other Bonds, as applicable, as a result of any optional or voluntary redemption or other voluntary prepayment of any Bonds or Other Bonds, as applicable, as effected by the Issuer at its option. If an Event of Default specified in clause (i), (j) or (k) above occurs with respect to the Issuer or any of the Guarantors, an amount equal to the Redemption Amount on the Bonds then outstanding to but not including the relevant Payment Date shall automatically become and be immediately due and payable without any declaration or other act on the part of any Bondholder; provided that the Redemption Amount so due and payable shall be determined to include the period from the 2021 A&R Effective Date to the relevant Payment Date of such Redemption Amount.

16	Meetings of Bondholders and Modifications

16.1	Applicable rules

Articles 470-3 to 470-19 (included) of the Companies Law (including any provisions in respect of the representation of Bondholders and the holding of Bondholders’ meetings contained therein) shall not apply to the Bonds and this Instrument.

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16.2	Meetings

(a)

Schedule 3 to this Instrument contains provisions for convening meetings of Bondholders to consider any matter affecting their interests, including the sanctioning by Special Resolution of a modification of the Bonds (subject to Condition 16.3 below) and the sanctioning by Ordinary Resolution of any matter requiring their approval pursuant to this Instrument. When there is only one Bondholder, no meetings are required and any resolution of the Bondholder can be passed by written resolution in accordance with paragraph 20 of Schedule 3.

(b)

A Special Resolution passed at any meeting of Bondholders will be binding on all Bondholders, whether or not they are present at the meeting. Schedule 3 provides that a written resolution signed by or on behalf of the holders of not less than 90 per cent. of the aggregate principal amount of the Bonds then outstanding shall be as valid and effective as a duly passed Special Resolution.

16.3	Modification

The Issuer and the Guarantors may without any such meeting or sanction of the Bondholders, amend the terms of Bonds and the Guarantees if, in the reasonable opinion of the Issuer, having consulted with its financial adviser, legal adviser or auditor, such amendment is of a minor or technical nature or corrects a manifest error. Any such amendment will be binding on the Bondholders, the Security Trustee, the Registrar, the Paying Agent and the Calculation Agent.

Notwithstanding anything to the contrary herein or in any other Bond Document, any modification that has the effect of changing the number, percentage or aggregate principal amount of Bonds or Other Bonds required to accelerate the Bonds, including any modification of the final paragraph of Condition 15 shall require the consent of the holders of not less than 75.0 per cent. of the aggregate principal amount of the Bonds and the Other Bonds then outstanding.

16.4	Form of Modification

Any modification to the terms of the Bonds and any of the Guarantees, whether pursuant to Condition 16.2 or 16.3, shall be effected by way of deed poll executed by the Issuer and/or the relevant Guarantor(s), as the case may be. A copy of such deed poll will be sent by the Issuer to the Bondholders in accordance with Condition 20 as soon as practicable thereafter.

17	Waiver

No failure to exercise, nor any delay in exercising, on the part of any Bondholder, any right or remedy under these Conditions shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies herein are cumulative and not exclusive of any rights or remedies provided by law.

18	Voting and Other Rights

The Bondholders will not be entitled to receive notice of or attend or vote at general meetings of the Issuer by reason only of being the holders of a Bond. The Bondholders will not be entitled to participate in any distribution and/or offers of further securities made by the Issuer by reason only of being the holders of the Bonds.

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19	Replacement of Bond Certificates

If any Bond Certificate is mutilated, defaced, destroyed, stolen or lost, it may be replaced at the Registrar’s Office upon payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Bond Certificates must be surrendered before replacements will be issued.

20	Notices

All notices to Bondholders shall be validly given if mailed to them at their respective addresses in the Register of Bondholders. Any such notice shall be deemed to have been given on the later of the date of such publication and the seventh day after being so mailed to the Bondholders, as the case may be. The Issuer is under no obligation to investigate the address of a Bondholder in case of a change of address that has not been notified to it.

21	Disenfranchisement of Shareholder Affiliates

(a)

For so long as a Shareholder Affiliate beneficially holds or otherwise owns any Bonds or any participation in the Bonds then outstanding (directly or indirectly and in any manner whatsoever) or has entered into a sub-participation agreement relating to a participation in any Bond then outstanding or other agreement or arrangement having a substantially similar economic effect and such agreement or arrangement has not been terminated, in ascertaining (i) the Instructing Bondholders or (ii) whether the agreement of any specified group of Bondholders has been obtained to approve any request for any consent, approval, release or waiver or agreement to any amendment or to carry out any other vote or approve any action or give any instruction under the Bond Documents, that holding, ownership or participation in the Bonds then outstanding shall be deemed to be zero, such Bonds shall be deemed not to be outstanding and that Shareholder Affiliate (or the person with whom it has entered into that sub-participation, other agreement or arrangement) shall be deemed not to be a Bondholder.

(b)	Each Shareholder Affiliate that is a Bondholder agrees that:

(i)

in relation to any meeting or conference call to which any Bondholders are invited to attend or participate, it shall not attend or participate in the same or be entitled to receive the agenda or any minutes of the same, unless, in each case, the Security Trustee otherwise agrees (acting on the instructions of the Instructing Bondholders); and

(ii)

it shall not, unless the Security Trustee otherwise agrees (acting on the instructions of the Instructing Bondholders), be entitled to receive any report or other document prepared at the behest of, or on the instructions of, the Security Trustee or one or more of the Bondholders.

(c)

Any Shareholder Affiliate which is or becomes a Bondholder and which acquires a participation in the Bonds then outstanding shall, by 5:00 p.m. on the Business Day following the day on which it acquired that participation in the Bonds then outstanding, provide a notice to the Security Trustee (i) stating that it is a Shareholder Affiliate and (ii) disclosing the extent of the Bonds to which that purchase relates. The Security Trustee shall promptly disclose such information to the other Bondholders.

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For the avoidance of doubt, the terms of this Condition 21 shall take precedent over any conflicting provision in any Bond Document and paragraphs (a) to (c) above shall not apply to any Bondholder (and no Bondholder shall be deemed to be a Shareholder Affiliate for this purpose) for so long as:

(i)

the relevant Bondholder holds Shares in the Issuer issued to it as a result of the relevant Bondholders’ exercise of conversion rights over certain number of Bonds into the Shares of the Issuer pursuant to and in accordance with clause 4.1(a)(i) of the 2021 Amendment and Restatement Deed (the “Conversion Shares”) (or the relevant Bondholder’s Affiliate to whom the Conversion shares are transferred (directly or indirectly), or any further Shares in the Issuer directly issued to such Bondholder (or, as applicable, its Affiliates) (or otherwise transferred to them as permitted under the Bond Documents):

(A)	as a result of any conversion, consolidation, sub-division or, re-designation or exchange of such Conversion Shares;

(B)	by way of capitalisation of profits or reserves (including any share premium or capital contribution account) of the Issuer, or as a result of any distribution in kind made by the Issuer; and

(C)	further to the exercise of any preferential subscription rights of the Bondholder (or, as the case may be, its Affiliates) applicable by law, or as a result of any merger or assimilated transaction, in each case, on account of its holding of the Conversion Shares; and

(ii)	the relevant Bondholder holds any Bonds or Other Bonds or any participation in the Bonds or Other Bonds then outstanding,

provided that this Condition 21 shall immediately apply to such Bondholder if it ceases to qualify for this exemption.

22	Currency of Account; Conversion of Currency; Currency Exchange Restrictions

22.1

U.S. dollars are the sole currency of account and payment for all sums payable by the Issuer and the Guarantors under or in connection with this Instrument and the Guarantees, as the case may be, including damages related thereto. Any amount received or recovered in a currency other than U.S. dollars by the Bondholders (whether as a result of, or as a result of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuer otherwise) in respect of any sum expressed to be due to it from the Issuer or the Guarantors, as the case may be, shall only constitute a discharge to the Issuer or the Guarantors, as the case may be, to the extent of the U.S. dollar amount, which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that U.S. dollar amount is less than the U.S. dollar amount expressed to be due to the recipient under the applicable Bonds, the Issuer and the Guarantors shall indemnify it against any loss sustained by it as a result as set forth in Condition 22.2. In any event, the Issuer and the Guarantors shall indemnify the recipient against the cost of making any such purchase. For the purposes of this Condition 22, it will be sufficient

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for the Bondholders to certify in a satisfactory manner (indicating sources of information used) that it would have suffered a loss had an actual purchase of U.S. dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of U.S. dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above).

22.2	Each of the Issuer and the Guarantors covenants and agrees that the following provisions shall apply to conversion of currency in the case of this Instrument and the Guarantees:

(a)	the following apply:

(i)

if for the purposes of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into a currency (the “Judgment Currency”) an amount due in any other currency (the “Base Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(ii)

If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Issuer or the Guarantors, as the case may be, will pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Base Currency originally due.

(b)

In the event of the winding-up of the Issuer or any of the Guarantors at any time while any amount or damages owing under this Instrument or the Guarantees, as the case may be, or any judgment or order rendered in respect thereof, shall remain outstanding, the Issuer or the Guarantors, as the case may be, shall indemnify and hold the Bondholders harmless against any deficiency arising or resulting from any variation in rates of exchange between (i) the date as of which the non-U.S. currency equivalent of the amount due or contingently due under this Instrument (other than under this Condition 22.2(b)) or the Guarantees, as the case may be, is calculated for the purposes of such winding-up and (ii) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Condition 22.2(b), the final date for the filing of proofs of claim in the winding-up of the Issuer or the Guarantors shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Issuer or the Guarantors, as the case may be, may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c)

The obligations contained in Condition 22.1, Condition 22.2(a)(ii) and Condition 22.2(b) shall constitute separate and independent obligations from the other obligations of the Issuer and the Guarantors under this Instrument, shall give rise to separate and independent causes of action against the Issuer and the Guarantors, shall apply irrespective of any waiver or extension granted by the Bondholders or any of them from

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time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Issuer or any of the Guarantors for a liquidated sum in respect of amounts due hereunder (other than under Condition 22.2(b)) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Bondholders, as the case may be, and no proof or evidence of any actual loss shall be required by the Issuer or the Guarantors or the liquidator or otherwise or any of them. In the case of Condition 22.2(b), the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(d)

The term “rate(s) of exchange” shall mean the rate of exchange quoted by Reuters at 10:00 a.m. (London time) for spot purchases of the Base Currency with the Judgment Currency other than the Base Currency referred to in Condition 22.2(a) hereof and 22.2(b) hereof and includes any premiums and costs of exchange payable.

22.3	Third Party Rights

A person which is not a party to this Instrument shall have no rights to enforce the provisions of this Instrument other than those it would have had if the Contracts (Rights of Third Parties) Act 1999 had not come into force.

23	Governing Law and Jurisdiction

23.1	This Instrument, and any non-contractual obligations arising out of or in connection with it, is governed by and shall be construed in accordance with English law.

23.2

The Courts of England sitting in London have exclusive jurisdiction to settle any dispute arising out of or in connection with this Instrument, the Bonds or the Guarantees (including a dispute relating to the existence, validity or termination of this Instrument, the Bonds or the Guarantees or any non-contractual obligation arising out of or in connection therewith) (a “Dispute”) and accordingly any legal action or proceedings in connection with such Dispute (“Proceedings”) may be brought in such courts. Each of the Issuer, the Guarantors and the Bondholders hereby irrevocably submits to the jurisdiction of such courts.

23.3

Each of the Issuer and the Guarantors irrevocably agrees that within five (5) Business Days of the date hereof it will appoint an agent having its registered office in the United Kingdom as its agent to receive on its behalf in England service of any proceedings started in the courts of England sitting in London under this Condition 23 and will provide evidence of the same to the Bondholders. Such service shall be deemed completed on delivery to such agent (whether or not it is forwarded to and received by the Issuer) and shall be valid until such time as the Issuer has received prior written notice that such agent has ceased to act as agent. If for any reason such agent ceases to be able to act as agent or no longer has an address in England, the Issuer shall forthwith appoint a substitute and deliver to the Bondholders the new agent’s name and address and email within England and Wales. Nothing in this clause shall affect the right of Bondholders to serve process in any other manner permitted by law.

23.4	For the avoidance of doubt, articles 470-1 to 470-19 (included) of the Luxembourg law on commercial companies dated August 10, 1915 (as amended) shall be excluded.

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24	Counterparts

This Instrument may be executed in any number of counterparts, each of which shall be deemed an original.

127	Alvotech - Bond Instrument (Tranche A)

Schedule 1

Form of Bond Certificate

Amount	Certificate No.
US$ __________

Identifying nos: ___________

Alvotech Holdings S.A.

(a public limited company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg)

Registered office: 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg

R.C.S. number: 229.193

US$[•] Bonds due 2025 (the Bonds)

The Bond or Bonds in respect of which this Certificate is issued, the identifying numbers of which are noted above, are in registered form and form part of a series designated as above of Alvotech Holdings S.A. (the Issuer) and are constituted by a bond instrument originally dated 14 December 2018 (as amended and/or restated from time to time) (the Bond Instrument). The Bonds are subject to, and have the benefit of, that Bond Instrument and the terms and conditions set out therein. Words and expressions defined in the Bond Instrument have the same meanings when used in this Bond Certificate.

The Issuer hereby certifies that

[Name of bondholder] of [registered address]

is, at the date hereof, entered in the Issuer’s register of Bondholders as the holder of the Bonds in the principal amount of US$[•] (US DOLLAR [•] Only). For value received, the Issuer by such entry promises to pay the person who appears at the relevant time on the register of Bondholders as holder of the Bonds in respect of which this Certificate is issued such amount or amounts as shall become due in respect of such Bonds in accordance with the terms and conditions set out in the Bond Instrument and each of the Issuer and the Bondholder mentioned above agree to comply with the terms and conditions of the Bond Instrument.

This Certificate is evidence of entitlement only. Title to the Bonds passes only on due registration in the register of Bondholders and only the duly registered holder is entitled to payments on the Bonds in respect of which this Certificate is issued.

THE BONDS EVIDENCED BY THIS BOND CERTIFICATE WERE NOT OFFERED OR SOLD WITHIN THE UNITED STATES OF AMERICA AND HAVE NOT BEEN AND ARE NOT EXPECTED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE SECURITIES ACT), AND SUCH BONDS MAY NOT BE OFFERED, SOLD, OR

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OTHERWISE TRANSFERRED EXCEPT (I) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, OR (II) PURSUANT TO AN EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OF AMERICA AND OTHER JURISDICTIONS. EACH HOLDER AND BENEFICIAL OWNER, BY ITS ACCEPTANCE OF A BOND OR AN INTEREST IN A BOND, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.

This Certificate, and any non-contractual obligations arising out of or in connection with it, is governed by, and shall be construed in accordance with, English law. For the avoidance of doubt, articles 470-1 to 470-19 (included) of the Luxembourg law on commercial companies dated August 10, 1915 (as amended) shall be excluded.

IN WITNESS whereof the Issuer has executed this Certificate as a deed on [•] .

EXECUTED AND DELIVERED AS A DEED BY	)

ALVOTECH HOLDINGS S.A.	)

acting by:	)	Authorised Signatory
)
in the presence of:	)

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Schedule 2

Form of Transfer Certificate

To:	Alvotech Holdings S.A. as Issuer (the “Issuer”)

From:	[the Existing Holder] (the “Existing Holder”) and [the New Holder] (the “New Holder”)

Dated:

Alvotech Holdings S.A.

Registered office: 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg

R.C.S. number: 229.193

US$[•] Bonds due 2025 (the “Bonds”)

1.

We refer to Condition 5 of the bond instrument originally dated 14 December 2018 (as amended and/or restated from time to time) under which the Bonds were constituted and issued (the “Bond Instrument”). This is a Transfer Certificate. Terms used in the Bond Instrument shall have the same meaning in this Transfer Certificate.

2.	The Existing Holder wishes to transfer to the New Holder the Bonds specified in the Schedule together with related rights and obligations (the “Transfer”).

3.	The proposed transfer date (the “Transfer Date”) is [ ].

4.	The address, email address and attention particulars for notices of the New Holder for the purposes of Condition 20 of the Bond Instrument are set out in the Schedule.

5.

The New Holder expressly acknowledges that it is the responsibility of the New Holder to ascertain whether any document is required or any formality or other condition is required to be satisfied to effect or perfect the transfer contemplated by this Transfer Certificate or otherwise to enable the New Holder to enjoy the full benefit of the Bond Instrument.

6.	The Existing Holder and the New Holder confirm that (a) the Transfer is in compliance with Condition 5 of the Bond Instrument, and (b) the New Holder is not the Issuer or an Affiliate of the Issuer.

7.	The New Holder confirms that [check the appropriate box]:

☐	it/he/she is not an individual that is resident for tax purposes in the Grand Duchy of Luxembourg; or

☐

he/she is an individual that is resident for tax purposes in the Grand Duchy of Luxembourg and that the Issuer has consented in writing to this transfer and a copy of such consent is attached to this Transfer Certificate.

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8.	[The New Holder hereby requests that the new Bond Certificate to be issued upon the Transfer [check the appropriate box]:

☐	be made available for collection at the Registered Office; or

☐	be mailed by uninsured mail at the risk of the New Holder to the address of the New Holder specified in the Schedule.][1]

9.	This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

10.	This Transfer Certificate and any non-contractual obligations arising out of or in connection with it are governed by English law.

11.	This Transfer Certificate has been entered into on the date stated at the beginning of this Transfer Certificate.

[1]	Include if Bond Certificate is required

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THE SCHEDULE

Bonds to be transferred, and other particulars

Bonds transferred

Principal amount of Bonds to be transferred:	US$	[ ]

Administration particulars:

Address:	[ ]

Telephone:	[ ]

Email:	[ ]

Attn/Ref:	[ ]

[the Existing Holder]		[the Existing Holder]

By: _____________________________		By: _____________________________
Name: Title		Name: Title

This Transfer Certificate is executed by the Issuer and the Transfer Date is confirmed as at [        ].

ALVOTECH HOLDINGS S.A.

Acting by:

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Schedule 3

Provisions for Meetings of Bondholders

1.	Proxies

A holder of a Bond may by an instrument in writing (a form of proxy) in the form available from the Registered Office signed by the holder or, in the case of a corporation, executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation and delivered to the Issuer not later than 48 hours before the time fixed for any meeting, appoint any person (a proxy) to act on his or its behalf in connection with any meeting or proposed meeting of Bondholders. A Proxy need not be a Bondholder.

2.	Representatives

A holder of a Bond which is a corporation may by delivering to the Issuer not later than 48 hours before the time fixed for any meeting a resolution of its directors or other governing body in English authorise any person to act as its representative (a representative) in connection with any meeting or proposed meeting of Bondholders.

3.	Duration of Appointment

A proxy or representative so appointed shall so long as such appointment remains in force be deemed, for all purposes in connection with any meeting or proposed meeting of Bondholders specified in such appointment, to be the holder of the Bonds to which such appointment relates and the holder of the Bond shall be deemed for such purposes not to be the holder.

4.	Calling of Meetings

The Issuer may at any time convene a meeting of Bondholders. If the Issuer receives a written request by Bondholders holding at least 10 per cent. in principal amount of the Bonds then outstanding it shall as soon as reasonably practicable convene a meeting of Bondholders. Every meeting shall be held at a time and place approved by the directors of the Issuer.

5.	Notice of Meetings

At least 21 days’ notice (exclusive of the day on which the notice is given and of the day of the meeting) shall be given to the Bondholders to convene a meeting of Bondholders. A copy of the notice shall be given by the party convening the meeting to the other parties. The notice shall specify the day, time and place of meeting, be given in the manner provided in the Conditions and shall specify the nature of the resolutions to be proposed and shall include a statement to the effect that the holders of Bonds may appoint proxies by executing and delivering a form of proxy in English to the Registered Office not later than 48 hours before the time fixed for the meeting or, in the case of corporations, may appoint representatives by resolution in English of their directors or other governing body and by delivering an executed copy of such resolution to the Issuer not later than 48 hours before the time fixed for the meeting. The accidental omission to give notice to, or the non-receipt of notice by, any Bondholder shall not invalidate any resolution passed at any such meeting.

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6.	Chairman of Meetings

A person (who may, but need not, be a Bondholder) nominated in writing by the Issuer may act as chairman of a meeting but if no such nomination is made or if the person nominated is not present within 15 minutes after the time fixed for the meeting the Bondholders present shall choose one of them to be chairman. The chairman of an adjourned meeting need not be the same person as was chairman of the original meeting.

7.	Quorum at Meetings

At a meeting two or more persons present in person holding Bonds or being proxies or representatives and holding or representing in the aggregate not less than 10 per cent. in principal amount of the Bonds then outstanding shall (except for the purpose of passing a Special Resolution) form a quorum for the transaction of business and no business (other than the choosing of a chairman) shall be transacted unless the requisite quorum be present at the commencement of business. The quorum at a meeting for passing a Special Resolution shall (subject as provided below) be two or more persons present in person holding Bonds or being proxies or representatives and holding or representing in the aggregate over 50 per cent. in principal amount of the Bonds then outstanding; provided that the quorum at any meeting the business of which includes any of the matters specified in the proviso to paragraph 16 shall be two or more persons so present holding Bonds or being proxies or representatives and holding or representing in the aggregate not less than 66 per cent. in principal amount of the Bonds then outstanding.

8.	Absence of Quorum

If within 15 minutes from the time fixed for a meeting a quorum is not present the meeting shall, if convened upon the requisition of Bondholders, be dissolved. In any other case it shall stand adjourned to such date, not less than 14 nor more than 42 days later, and to such place as the chairman may decide. At such adjourned meeting two or more persons present in person holding Bonds or being proxies or representatives (whatever the principal amount of the Bonds so held or represented) shall form a quorum and may pass any resolution and decide upon all matters which could properly have been dealt with at the meeting from which the adjournment took place had a quorum been present at such meeting; provided that at any adjourned meeting at which is to be proposed a Special Resolution for the purpose of effecting any of the modifications specified in the proviso to paragraph 16 the quorum shall be two or more persons so present holding Bonds or being proxies or representatives and holding or representing in the aggregate not less than 33 per cent. in principal amount of the Bonds then outstanding.

9.	Adjournment of Meetings

The chairman may with the consent of (and shall if directed by) a meeting adjourn the meeting from time to time and from place to place but no business shall be transacted at an adjourned meeting which might not lawfully have been transacted at the meeting from which the adjournment took place.

10.	Notice of Adjourned Meetings

At least 10 days’ notice of any meeting adjourned through want of a quorum shall be given in the same manner as for an original meeting and such notice shall state the quorum required at the adjourned meeting. No notice need, however, otherwise be given of an adjourned meeting.

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11.	Manner of Voting

Each question submitted to a meeting shall be decided in the first instance by a show of hands and in case of equality of votes the chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) which he may have as a Bondholder or as a proxy or representative. Unless a poll is (before or on the declaration of the result of the show of hands) demanded at a meeting by the chairman, the Issuer or by one or more persons holding one or more Bonds or being proxies or representatives and holding or representing in the aggregate not less than two per cent. in principal amount of the Bonds then outstanding, a declaration by the chairman that a resolution has been carried or carried by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

12.	Manner of Taking Poll

If a poll is demanded, it shall be taken in such manner and (subject as provided below) either at once or after such an adjournment as the chairman directs and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded as at the date of the taking of the poll. The demand for a poll shall not prevent the continuation of the meeting for the transaction of any business other than the question on which the poll has been demanded.

13.	Time for Taking Poll

A poll demanded on the election of a chairman or on any question of adjournment shall be taken at the meeting without adjournment.

14.	Persons Entitled to Attend

The Issuer (through its representatives) and its financial and legal advisers may attend and speak at any meeting of Bondholders. No one else may attend or speak at a meeting of Bondholders unless he is the holder of a Bond or is a proxy or a representative.

15.	Votes

On a poll every person who is so present shall have one vote in respect of each Bond produced or in respect of which he is a proxy or a representative. Without prejudice to the obligations of proxies, a person entitled to more than one vote need not use them all or cast them all in the same way.

16.	Powers of Meetings of Bondholders

A meeting of Bondholders shall, subject to the Conditions, in addition to the powers given above, have power exercisable by Special Resolution:

(a)	to sanction any proposal by the Issuer for any modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of the Bondholders against the Issuer;

(b)	to sanction the exchange or substitution for the Bonds of shares, bonds, or other obligations or securities of the Issuer or any other entity;

(c)	to assent to any modification of the Bonds which shall be proposed by the Issuer;

(d)	to authorise anyone to concur in and do anything necessary to carry out and give effect to a Special Resolution;

135	Alvotech - Bond Instrument (Tranche A)

(e)	to give any authority, direction or sanction required to be given by Special Resolution;

(f)

to appoint any persons (whether Bondholders or not) as a committee or committees to represent the interests of the Bondholders and to confer on them any powers or discretions which the Bondholders could themselves exercise by Special Resolution; and

(g)	to approve the substitution of any entity for the Issuer (or any previous substitute) as principal debtor under the Bonds;

provided that the special quorum provisions contained in the proviso to paragraph 7 and, in the case of an adjourned meeting, in the proviso to paragraph 11 shall apply for the purpose of making any modification to the provisions contained in the Bonds which would have the effect of:

(i)	modifying the Maturity Date or the due dates for any payment in respect of the Bonds; or

(ii)

reducing or cancelling the amount of principal, premium (including any Redemption Amount) or the rate of default interest payable in respect of the Bonds or changing the method of calculation of the Redemption Amount; or

(iii)	changing the currency of any payment in respect of the Bonds; or

(iv)	modifying the provisions contained in this Schedule concerning the quorum required at a meeting of Bondholders or the majority required to pass a Special Resolution or sign a resolution in writing; or

(v)	amending this proviso.

Notwithstanding anything to the contrary in this Schedule 3, with respect to any matter for which any other provision of the Instrument and/or the Intercreditor Deed requires the direction and/or sanction of a specified percentage of the aggregate principal amount of the Bonds or the Other Bonds or the Bonds and the Other Bonds then outstanding, such other provision of the Instrument and/or the Intercreditor Deed shall prevail.

17.	Resolutions Binding on all Bondholders

Any Special Resolutions or Ordinary Resolutions passed at a meeting of Bondholders duly convened and held in accordance with this Schedule and the Conditions shall be binding on all the Bondholders, whether or not present at the meeting, and each of them shall be bound to give effect to it accordingly. The passing of such a resolution shall be conclusive evidence that the circumstances of such resolution justify the passing of it.

18.	Special Resolution

The expression Special Resolution means a resolution passed at a meeting of Bondholders duly convened and held in accordance with these provisions by a majority consisting of not less than three-quarters of the votes cast at such meeting.

136	Alvotech - Bond Instrument (Tranche A)

19.	Ordinary Resolution

The expression Ordinary Resolution means a resolution passed at a meeting of Bondholders duly convened and held in accordance with these provisions by a majority consisting of not less than half of the votes cast at such meeting.

20.	Written Resolution

A resolution in writing signed by or on behalf of the holders of not less than 90 per cent. in principal amount of the Bonds then outstanding who for the time being are entitled to receive notice of a meeting in accordance with these provisions shall for all purposes be as valid as a Special Resolution or an Ordinary Resolution passed at a meeting of Bondholders convened and held in accordance with these provisions. Such resolution in writing may be in one document or several documents in like form each signed by or on behalf of one or more of the Bondholders.

21.	Minutes

Minutes shall be made of all resolutions and proceedings at every meeting and, if purporting to be signed by the chairman of that meeting or of the next succeeding meeting of Bondholders, shall be conclusive evidence of the matters in them. Until the contrary is proved every meeting for which minutes have been so made and signed shall be deemed to have been duly convened and held and all resolutions passed or proceedings transacted at it to have been duly passed and transacted.

137	Alvotech - Bond Instrument (Tranche A)

Schedule 4

Form of Accession Letter

To: [Bondholders]	as Bondholders

From: [Subsidiary]	and Alvotech Holdings S.A. as Issuer

Dated:

Dear Sirs and Madam:

Alvotech Holdings S.A.

Registered office: 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg

R.C.S. number: 229.193

Bond Instrument dated [•] relating to up to US$[•] senior bonds due 2025 (as amended and/or restated from time to time) (the “Instrument”)

1.	We refer to the Instrument. This is an Accession Letter. Terms defined in the Instrument have the same meaning in this Accession Letter unless given a different meaning in this Accession Letter.

2.

[Subsidiary] agrees to become a Guarantor and to be bound by the terms of the Instrument as a Guarantor pursuant to Condition 6 (Guarantees) of the Instrument. [Subsidiary] is a [company] duly organised under the laws of [name of relevant jurisdiction].

3.	[If applicable, insert provisions setting out any limitation on the Subsidiary’s Guarantee under the laws of the Subsidiary’s jurisdiction of organisation].

4.	[Subsidiary’s] administrative details are as follows:

Address:

Facsimile:

Attention:

5.	This Accession Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

This Accession Letter has been executed as a deed by the Issuer and [Subsidiary] and is delivered on the date stated above.

138	Alvotech - Bond Instrument (Tranche A)

Alvotech Holdings S.A.

By:
Name:
Title:

[Subsidiary]

By:
Name:
Title:

139	Alvotech - Bond Instrument (Tranche A)

Schedule 5

Form of Investment Instruction

This Investment Instruction is being delivered to the Security Trustee pursuant to Condition 9.13 of the bond instrument dated [•], between Alvotech Holdings S.A. whose registered office is at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and which is registered with the Luxembourg Trade and Companies Register under number 229.193, as issuer (the “Issuer”), the guarantors from time to time parties thereto, [security trustee], as security trustee (the “Security Trustee”), relating to up to US$[•] senior bonds due 2025 (the “Instrument”).

Capitalised terms used herein but not defined herein have the respective meanings given to such terms in the Instrument.

The Issuer hereby instructs the Security Trustee to invest any Cash Collateral as follows:

Amount of Cash Collateral to be invested: [•]

Date of investment: [•]

Term of investment: [•]

Investment in either (tick one): [     ] (cash) [                     ] (Cash Equivalents) (if Cash Equivalents,

please indicate paragraph of definition under which proposed investment falls:

____________________________________________________

IN WITNESS WHEREOF, the Issuer, through the undersigned officer, has signed this Investment Instruction this [•] day of [•].

Alvotech Holdings S.A.

By:
Name:
Title:

Acknowledged by the Security Trustee: [•]

By:
Name:
Title:

140	Alvotech - Bond Instrument (Tranche A)

Schedule 6

Guarantors

Alvotech hf.

Alvotech Hannover GmbH (formerly known as Glycothera GmbH)

Alvotech Germany GmbH (formerly known as Baliopharm GmbH)

Alvotech Swiss AG

141	Alvotech - Bond Instrument (Tranche A)

Schedule 7

Bondholders

1.	OCM Strategic Credit Investments S.À R.L.

2.	OCM Luxembourg SC Fund B S.à r.l.

3.	OCM Luxembourg SC Fund A S.à r.l.

4.	Oaktree Strategic Income II, Inc.

5.	OCM Strategic Credit Investments 2 S.À R.L.

6.	Oaktree Specialty Lending Corporation

7.	Mercer QIF Fund Public Limited Company—Mercer Investment Fund I

8.	Elva Funding II DAC, Series 2019-1

9.	Crown Managed Accounts SPC—Crown / Lodbrok Segregated Portfolio

10.	Kapitalforeningen Investin Pro—Lodbrok Select Opportunities

11.	Lodbrok European Credit Opportunities S.À R.L.

12.	Lodbrok European Special Situations Credit Opportunities S.À R.L.

13.	Morgan Stanley & Co. International PLC

14.	Oaktree Gilead Investment Fund AIF (Delaware), L.P.

15.	OCM Strategic Credit Investments 3 S.à r.l.

16.	Oaktree Huntington-GCF Investment Fund (Direct Lending AIF), L.P.

17.	Oaktree GCP Fund Delaware Holdings, L.P.

142	Alvotech - Bond Instrument (Tranche A)

Schedule 8

List of Security Documents

1.	Account Pledge (Alvotech hf. Operating Accounts)

2.	Account Pledge (Issuer Operating Account)

3.	Account Pledge (Liquidity Account)

4.	Icelandic Trade Mark Charge

5.	Intellectual Property Charge

6.	Share Charge (Alvotech hf.)

7.	Share Pledge (Alvotech Swiss AG)

8.	Share Pledge (Alvotech Germany GmbH)

9.	Share Pledge (Alvotech Hannover GmbH)

10.

The Luxembourg law governed account pledge agreement dated 24 June 2021 and made between the Issuer as pledgor and Madison Pacific Trust Limited as security trustee in respect of the Luxembourg Accounts (as defined in the 2021 Amendment and Restatement Deed) (the “Luxembourg Account Pledge Agreement”)

11.

The Swiss law governed security confirmation agreement dated 24 June 2021 and made between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of the confirmation of the pledge over the shares in Alvotech Swiss AG

12.

The Icelandic law governed supplemental pledge dated 24 June 2021 and between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of the Alvotech hf. Operating Accounts

13.

The Icelandic law governed supplemental pledge dated 24 June 2021 and made between the Issuer as pledgor and Madison Pacific Trust Limited as security trustee in respect of the Issuer Operating Account

14.	The Icelandic law governed supplemental pledge dated 24 June 2021 and made between the Issuer as pledgor and Madison Pacific Trust Limited as security trustee in respect of the Liquidity Account

15.	The Icelandic law governed supplemental charge dated 24 June 2021 and made by Alvotech hf. as chargor in favor of Madison Pacific Trust Limited as security trustee

16.

The English law governed supplemental charge dated 24 June 2021 and made between the Issuer and its Subsidiaries as chargor and Madison Pacific Trust Limited as security trustee in respect of the Proprietary Rights that are owned by the Issuer or any of its Subsidiaries

143	Alvotech - Bond Instrument (Tranche A)

17.

The Icelandic law governed supplemental share charge dated 24 June 2021 and made between the Issuer and Alvotech Swiss AG as chargors and Madison Pacific Trust Limited as security trustee in respect of shares in Alvotech hf

18.

The German law governed confirmation and junior ranking share pledge dated 24 June 2021 and made between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of shares and certain ancillary rights in Alvotech Germany GmbH

19.

The German law governed confirmation and junior ranking share pledge dated 24 June 2021 and made between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of shares and certain ancillary rights in Alvotech Hannover GmbH

20.

The Luxembourg law governed amendment and confirmation agreement dated on or about the 2022 A&R Effective Date and entered into in connection with the Luxembourg Account Pledge Agreement by and between the New Lux PubCo and Madison Pacific Trust Limited as security trustee

21.

The Swiss law governed security confirmation agreement dated on or about the 2022 A&R Effective Date and made between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of the confirmation of the pledge over the shares in Alvotech Swiss AG

22.

The Icelandic law governed supplemental pledge dated on or about the 2022 A&R Effective Date and made between the Issuer as pledgor and Madison Pacific Trust Limited as security trustee in respect of the Issuer Operating Account

23.

The Icelandic law governed supplemental pledge dated on or about the 2022 A&R Effective Date and made between the Issuer as pledgor and Madison Pacific Trust Limited as security trustee in respect of the Liquidity Account

24.

The Icelandic law governed supplemental share charge dated on or about the 2022 A&R Effective Date and made between the Issuer and Alvotech Swiss AG as chargors and Madison Pacific Trust Limited as security trustee in respect of shares in Alvotech hf

25.

The German law governed confirmation and junior ranking share pledge dated on or about the 2022 A&R Effective Date and made between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of shares and certain ancillary rights in Alvotech Germany GmbH

26.

The German law governed confirmation and junior ranking share pledge dated on or about the 2022 A&R Effective Date and made between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of shares and certain ancillary rights in Alvotech Hannover GmbH

144	Alvotech - Bond Instrument (Tranche A)

SIGNATORIES

AS WITNESS whereof each of the Issuer and the Guarantors has caused this Deed executed as a deed on the day and year first above written.

Executed and Delivered as a Deed by	)
ALVOTECH HOLDINGS S.A.	)
acting by: Robert Wessman	)	/s/ Robert Wessman
	)	Authorised Signatory

In the presence of: Kristin H. Sverrisdottir	)	/s/ Kristin H. Sverrisdottir

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

Executed and Delivered as a Deed by	)
ALVOTECH S.A.S (TO BE CONVERTED TO AN S.A.))
acting by:	)	/s/ Tanya Zharov
	)	Authorised Signatory

In the presence of: Ingibjorg Einarsdottir	)	/s/ Ingibjorg Einarsdottir

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

Executed and Delivered as a Deed by	)
ALVOTECH HF.	)
acting by: Robert Wessman	)	/s/ Robert Wessman
	)	Authorised Signatory

In the presence of: Kristin H. Sverrisdottir	)	/s/ Kristin H. Sverrisdottir

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

Executepmd and Delivered as a Deed by	)
ALVOTECH GERMANY GMBH	)
acting by: Danny Major	)	/s/ Danny Major
	)	Authorised Signatory

In the presence of: Jens Forster	)	/s/ Jens Forster

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

Executed and Delivered as a Deed by
ALVOTECH HANNOVER GMBH	)
acting by: Danny Major	)	/s/ Danny Major
	)	Authorised Signatory

In the presence of: Jens Forster	)	/s/ Jens Forster

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

Executed and Delivered as a Deed by
ALVOTECH SWISS AG	)
acting by:	)	/s/ Marc Levick
	)	Authorised Signatory

In the presence of: Ingibjorg Einarsdottir	)	/s/ Ingibjorg Einarsdottir

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

OCM STRATEGIC CREDIT INVESTMENTS S.À R.L.

By:	/s/ Martin Eckel
Name:	Martin Eckel
Title:	Manager

By:	/s/ Flora Verrechia
Name:	Flora Verrecchia
Title:	Manager

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

OCM LUXEMBOURG SC FUND B S.À R.L.

By:	/s/ Martin Eckel
Name:	Martin Eckel
Title:	Manager

By:	/s/ Flora Verrechia
Name:	Flora Verrecchia
Title:	Manager

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

OCM LUXEMBOURG SC FUND A S.À R.L.

By:	/s/ Martin Eckel
Name:	Martin Eckel
Title:	Manager

By:	/s/ Flora Verrechia
Name:	Flora Verrecchia
Title:	Manager

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

OAKTREE STRATEGIC INCOME II INC.

By:	Oaktree Fund Advisors, LLC
Its:	Investment Adviser

By:	/s/ Jessica Dombroff
Name:	Jessica Dombroff
Title:	Vice President

By:	/s/ Brian Price
Name:	Brian Price
Title:	Senior Vice President

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

OCM STRATEGIC CREDIT INVESTMENTS 2 S.À R.L.

By:	/s/ Martin Eckel
Name:	Martin Eckel
Title:	Manager

By:	/s/ Flora Verrechia
Name:	Flora Verrecchia
Title:	Manager

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

OAKTREE SPECIALTY LENDING CORPORATION

By:	Oaktree Fund Advisors, LLC
Its:	Investment Adviser

By:	/s/ Jessica Dombroff
Name:	Jessica Dombroff
Title:	Vice President

By:	/s/ Brian Price
Name:	Brian Price
Title:	Senior Vice President

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

MERCER QIF FUND PUBLIC LIMITED COMPANY - MERCER INVESTMENT FUND I

By:Lodbrok Capital LLP

Its: Investment Manager

/s/ Dushy Selvaratnam
By: Dushy Selvaratnam
Title: Chief Operating Officer

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

ELVA FUNDING II DAC

By:

/s/ Kate Macken
Name: Kate Macken
Title: Director

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

CROWN MANAGED ACCOUNTS SPC - CROWN / LODBROK SEGREGATED PORTFOLIO

By: Lodbrok Capital LLP

Its: Investment Manager

/s/ Dushy Selvaratnam

By:	Dushy Selvaratnam

Title:	Chief Operating Officer

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

KAPITALFORENINGEN INVESTIN PRO - LODBROK SELECT OPPORTUNITIES

By: Lodbrok Capital LLP

Its: Investment Manager

/s/ Dushy Selvaratnam
By: Dushy Selvaratnam
Title: Chief Operating Officer

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

LODBROK EUROPEAN CREDIT OPPORTUNITIES S.À R.L.

By: Lodbrok Capital LLP

Its: Investment Manager

/s/ Dushy Selvaratnam
By: Dushy Selvaratnam
Title: Chief Operating Officer

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

LODBROK EUROPEAN SPECIAL SITUATIONS CREDIT OPPORTUNITIES S.À R.L.

By: Lodbrok Capital LLP

Its: Investment Manager

/s/ Dushy Selvaratnam
By: Dushy Selvaratnam
Title: Chief Operating Officer

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:

/s/ Lee Setyon
Name: Lee Setyon
Title: Authorised Signatory

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

OAKTREE GILEAD INVESTMENT FUND AIF (DELAWARE), L.P.

By:	Oaktree Fund AIF Series, L.P. – Series T
Its:	General Partner

By:	Oaktree Fund GP AIF, LLC
Its:	Managing Member

By:	Oaktree Fund GP III, L.P..
Its:	Managing Member

By:	/s/ Jessica Dombroff
Name:	Jessica Dombroff
Title:	Authorized Signatory

By:	/s/ Brian Price
Name:	Brian Price
Title:	Authorized Signatory

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

OCM STRATEGIC CREDIT INVESTMENTS 3 S.À R.L.

By:	/s/ Martin Eckel
Name:	Martin Eckel
Title:	Manager

By:	/s/ Flora Verrechia
Name:	Flora Verrecchia
Title:	Manager

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

OAKTREE HUNTINGTON-GCF INVESTMENT FUND (DIRECT LENDING AIF), L.P.

By:	Oaktree Huntington-GCF Investment Fund (Direct Lending AIF) GP, L.P.
Its:	General Partner

By:	Oaktree Huntington-GCF Investment Fund (Direct Lending AIF) GP, LLC
Its:	General Partner

By:	Oaktree Fund GP III, L.P.
Its:	Managing Member

By:	/s/ Jessica Dombroff
Name:	Jessica Dombroff
Title:	Authorized Signatory

By:	/s/ Brian Price
Name:	Brian Price
Title:	Authorized Signatory

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

OAKTREE GCP FUND DELAWARE HOLDINGS, L.P.

By: Oaktree Global Credit Plus Fund GP, L.P.

Its: General Partner

By: Oaktree Global Credit Plus Fund GP Ltd.

Its: General Partner

By: Oaktree Capital Management, L.P.

Its: Director

By:	/s/ Jessica Dombroff
Name:	Jessica Dombroff
Title:	Vice President

By:	/s/ Brian Price
Name:	Brian Price
Title:	Senior Vice President

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

MADISON PACIFIC TRUST LIMITED

By:

/s/ Cassandra Ho
Name: Cassandra Ho
Title: Managing Director

[Signature Page to Amendment and Restatement Deed to the Tranche A Bond Instrument]

Exhibit 2.6

PRIVATE & CONFIDENTIAL

AGREED VERSION

Originally dated 14 December 2018, as amended and restated on 24 June 2021 and

15 June 2022

ALVOTECH HOLDINGS S.A.

as Issuer

ALVOTECH HF.

ALVOTECH GERMANY GMBH

ALVOTECH HANNOVER GMBH

ALVOTECH SWISS AG

as Guarantors

THE BONDHOLDERS NAMED HEREIN

as Bondholders

MADISON PACIFIC TRUST LIMITED

as Security Trustee

and

MADISON PACIFIC TRUST LIMITED

as Registrar, Paying Agent and Calculation Agent

TRANCHE B BOND INSTRUMENT

Alvotech - Bond Instrument (Tranche B)

Clause		Page
1	Interpretation	2
2	Amount and Issue of Bonds	50
3	Status	51
4	Form, Denomination and Title	51
5	Registrar and Paying Agent; Transfers of Bonds; Issue of Bond Certificates	52
6	Guarantees	58
7	Security	66
8	Coupon	75
9	General Covenants	75
10	Initial Public Offering	104
11	Undertakings	106
12	Payments	109
13	Redemption, Purchase and Cancellation	110
14	Taxation	115
15	Events of Default	118
16	Meetings of Bondholders and Modifications	121
17	Waiver	122
18	Voting and Other Rights	122
19	Replacement of Bond Certificates	122
20	Notices	122
21	Disenfranchisement of Shareholder Affiliates	123
22	Currency of Account; Conversion of Currency; Currency Exchange Restrictions	124
23	Governing Law and Jurisdiction	126
24	Counterparts	126
Schedule 1 Form of Bond Certificate		127
Schedule 2 Form of Transfer Certificate		129
Schedule 3 Provisions for Meetings of Bondholders		132
Schedule 4 Form of Accession Letter		137
Schedule 5 Form of Investment Instruction		139
Schedule 6 Guarantors		140
Schedule 7 Bondholders		141
Schedule 8 List of Security Documents		142

i	Alvotech - Bond Instrument (Tranche B)

THIS AMENDED AND RESTATED BOND INSTRUMENT was originally dated 14 December 2018 (as amended and restated by the 2021 Amendment and Restatement Deed (as defined below) on 24 June 2021, and is further amended and restated by the 2022 Amendment and Restatement Deed (as defined below)) and is made by way of deed by:

1.

ALVOTECH HOLDINGS S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, Rue de Bitbourg, L-1273 Luxembourg Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register under number B 229.193 (the “Issuer”), which will be merged into the New Lux PubCo upon occurrence of Completion, and the New Lux PubCo will be the surviving entity and as such the universal successor (ayant cause à titre universel) of the Issuer and will assume all the rights and obligations of the Issuer upon occurrence of Completion in accordance with the terms of the 2022 Amendment and Restatement Deed;

2.	THE GUARANTORS named in Schedule 6 (Guarantors) hereto (together, the “Initial Guarantors” and each, an “Initial Guarantor”);

3.	THE BONDHOLDERS named in Schedule 7 (Bondholders) hereto (together, the “Bondholders” and each, a “Bondholder”);

4.	MADISON PACIFIC TRUST LIMITED as security trustee (the “Security Trustee”); and

5.	MADISON PACIFIC TRUST LIMITED as Registrar, Paying Agent and Calculation Agent.

Whereas:

(i)	The Issuer has in accordance with its Articles of Association and by resolutions of its Board, created and issued the Bonds pursuant to this Instrument;

(ii)

The Initial Guarantors have, in accordance with their respective organisational documents and by resolutions of their respective board of directors and/or shareholders, as the case may be, agreed to unconditionally, irrevocably, jointly and severally guarantee the payment of all sums expressed to be payable by the Issuer under this Instrument and the Bonds, as and when the same becomes due and payable, and the performance of all other obligations expressed to be assumed by the Issuer according to the terms of this Instrument and the Bonds;

(iii)

The Pledgors have, pursuant to the Security Documents (as defined below) entered into between each of them and the Security Trustee, granted certain security to the Security Trustee on behalf of the Bondholders, to secure the Issuer’s repayment obligations under the Bonds and the Guarantors’ obligations under their respective Guarantees;

(iv)

The Security Trustee has agreed to act as the security trustee, the Registrar has agreed to act as the registrar, the Paying Agent has agreed to act as the paying agent and the Calculation Agent has agreed to act as the calculation agent, in each case on the following terms and conditions; and

(v)

Each party hereto has agreed to amend and restate this Instrument by the 2021 Amendment and Restatement Deed on the 2021 A&R Effective Date and by the 2022 Amendment and Restatement Deed on the 2022 A&R Effective Date.

1	Alvotech - Bond Instrument (Tranche B)

NOW THIS INSTRUMENT WITNESSES AND THE ISSUER DECLARES as follows:

1	Interpretation

1.1	The following expressions have the following meanings:

“2018 and 2019 Subscription Agreements” has the meaning given to it in Condition 2;

“2021 Amendment and Restatement Deed” means the amendment and restatement deed relating to the Bonds dated 24 June 2021 and made between, amongst others, the Issuer as issuer, the Bondholders as bondholders and Madison Pacific Trust Limited as security trustee, paying agent, registrar and calculation agent.

“2021 A&R Effective Date” means 24 June 2021.

“2021 A&R Security Documents” means, collectively, the “Luxembourg Account Pledge” and the “Supplemental Security Documents” (each as defined in the 2021 Amendment and Restatement Deed).

“2022 Amendment and Restatement Deed” means the amendment and restatement deed relating to the Bonds dated 15 June 2022 and made between, amongst others, the Issuer as issuer, New Lux PubCo, the Bondholders as bondholders and Madison Pacific Trust Limited as security trustee, paying agent, registrar and calculation agent.

“2022 A&R Effective Date” has the meaning given to the term “Effective Date” in the 2022 Amendment and Restatement Deed.

“2022 A&R Security Documents” has the meaning given to the term “Supplemental Security Documents” in the 2022 Amendment and Restatement Deed.

“ABL Collateral” means all or any of the following assets and properties owned as of the Issue Date, or at any time thereafter acquired, by the Issuer or any Restricted Subsidiary: (1) all Inventory; (2) all Accounts arising from the sale of Inventory or the provision of services; (3) to the extent evidencing, governing or securing the obligations of Account Debtors in respect of the items referred to in the preceding clauses (1) and (2), all (a) General Intangibles, (b) Chattel Paper, (c) Instruments, (d) Documents, (e) Payment Intangibles (including tax refunds), other than any Payment Intangibles that represent tax refunds in respect of or otherwise relate to real property, Fixtures or Equipment and (f) Supporting Obligations; (4) collection accounts and Deposit Accounts, including any Lockbox Account, and any cash or other assets in any such accounts constituting Proceeds of clause (1) or (2) (excluding identifiable cash proceeds in respect of real estate, Fixtures or Equipment or from the sale of the Bonds); (5) all Indebtedness that arises from cash advances to enable the obligor or obligors thereon to acquire Inventory, and any Deposit Account into which such cash advances are deposited (excluding identifiable cash proceeds from the sale of the Bonds); (6) all books and records related to the foregoing; and (7) all Products and Proceeds of any and all of the foregoing in whatever form received, including proceeds of insurance policies related to Inventory or Accounts arising from the sale of Inventory of the Issuer or any Restricted Subsidiary or the provision of services by the Issuer or any Restricted Subsidiary and business interruption insurance. All capitalised terms used in this definition and not defined elsewhere herein have the meanings assigned to them in the Uniform Commercial Code;

2	Alvotech - Bond Instrument (Tranche B)

“Account Pledge (Alvotech hf. Operating Accounts)” means an Icelandic law governed pledge dated on 14 December 2018 and between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of the Alvotech hf. Operating Accounts.

“Account Pledge (Issuer Operating Account)” means an Icelandic law governed pledge dated on 14 December 2018 and made between the Issuer as pledger and Madison Pacific Trust Limited as security trustee in respect of the Issuer Operating Account.

“Account Pledge (Liquidity Account)” means an Icelandic law governed pledge dated on 14 December 2018 and made between the Issuer as pledger and Madison Pacific Trust Limited as security trustee in respect of the Liquidity Account.

“Acquired Indebtedness” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person;

“Additional Amounts” has the meaning given to it in Condition 14.1;

“Adjusted Treasury Rate” means, with respect to any Relevant Redemption Date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the second anniversary of the 2021 A&R Effective Date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Relevant Redemption Date, in each case calculated on the third Business Day immediately preceding such Relevant Redemption Date;

“Affiliate” of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person;

“Affiliate Transaction” has the meaning given to it in Condition 9.8;

“Alternative Stock Exchange” means at any time after the Listing Date, in the case of the Shares, if they are not at that time listed and traded on the Stock Exchange, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in;

3	Alvotech - Bond Instrument (Tranche B)

“Alvogen Lux” means Alvogen Lux Holdings S.à r.l., a private company with limited liability (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg, having its registered office at 5, rue Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register under number B 149.045;

“Alvotech hf. Operating Accounts” means the ISK account (account number 0133-26-000200), the USD account (account number 0133-38-100200) and the EUR account (account number (account number 0133-38-710200) with Landsbankinn hf. and any account(s) opened in replacement of such account(s) or as a subaccount of such account(s);

“Applicable Premium” means:

(1)

with respect to a Bond at an Optional Redemption Date, a Change of Control Put Date, or as applicable the relevant redemption date in connection with any Asset Sale Offer (each a “Relevant Redemption Date”), in each case:

(a)	falling during the period from (and including) the 2021 A&R Effective Date to (but excluding) the second anniversary of the 2021 A&R Effective Date, the greater of:

(1)	2% of the principal amount of such Bond; and

(2)

the excess of (x) the present value at such Optional Redemption Date of the Bond plus all required and scheduled interest and coupon payments (including by way of capitalized interest or coupon, and interest and coupon which would thereafter accrue on such capitalized amount) that would otherwise have accrued or been due in respect of such Bond from (and including) the Optional Redemption Date to (and excluding) the second anniversary of the 2021 A&R Effective Date, computed using a discount rate equal to the Adjusted Treasury Rate plus 50 basis points, over (y) the principal amount of such Bond on such Optional Redemption Date;

(b)

falling during the period from (and including) the second anniversary of the 2021 A&R Effective Date to (but excluding) the third anniversary of the 2021 A&R Effective Date, 2% of the principal amount of such Bond; and

(c)	falling on or at any time after the third anniversary of the 2021 A&R Effective Date onwards, zero; and

(2)	with respect to a Bond at a Special Put Date:

(a)	falling during the period from (and including) the 2021 A&R Effective Date to (but excluding) the third anniversary of the 2021 A&R Effective Date, 2% of the principal amount of such Bond; and

(b)	falling on or at any time after the third anniversary of the 2021 A&R Effective Date onwards, zero;

4	Alvotech - Bond Instrument (Tranche B)

“Articles of Association” means the articles of association of the Issuer in force from time to time;

“Asset Acquisition” means (1) an investment by the Issuer or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Issuer or any Restricted Subsidiary; or (2) an acquisition by the Issuer or any Restricted Subsidiary of the property and assets of any Person other than the Issuer or any Restricted Subsidiary that constitute substantially all of a division or line of business of such Person;

“Asset Disposition” means the sale or other disposition by the Issuer or any Restricted Subsidiary (other than to the Issuer or another Restricted Subsidiary) of (1) all or substantially all of the Capital Stock of any Restricted Subsidiary; or (2) all or substantially all of the assets that constitute a division or line of business of the Issuer or any Restricted Subsidiary;

“Asset Sale” means:

(1)

any direct or indirect sale, conveyance, transfer, lease (other than an operating lease entered into in the ordinary course of business) or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of the Issuer or any Restricted Subsidiary of the Issuer, including any disposition by means of a merger, consolidation or similar transaction (each referred to in this definition as a “disposition”) or

(2)

the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) in any Restricted Subsidiary (other than to the Issuer or another Restricted Subsidiary of the Issuer) (whether in a single transaction or a series of related transactions), in each case other than:

(a)

a disposition of (i) Cash Equivalents or Investment Grade Securities, (ii) obsolete, damaged or worn out property or equipment in the ordinary course of business of the Issuer and its Restricted Subsidiaries, (iii) Inventory (as defined in the Uniform Commercial Code) or goods (or other assets) held for sale in the ordinary course of business or (iv) equipment or other assets as part of a trade-in for replacement equipment;

(b)	the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to Condition 9.11 or any disposition that constitutes a Change of Control;

(c)	any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under Condition 9.5;

(d)

any disposition of assets or issuance or sale of Equity Interests, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value (as determined in good faith by the Issuer) of less than US$7,500,000 (or the Dollar Equivalent thereof), in each case whether in a single transaction or a series of related transactions;

5	Alvotech - Bond Instrument (Tranche B)

(e)

any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary of the Issuer to the Issuer or by the Issuer or a Restricted Subsidiary of the Issuer to a Restricted Subsidiary of the Issuer (or to an entity that contemporaneously therewith becomes a Restricted Subsidiary);

(f)

any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater market value or usefulness to the business of the Issuer and its Restricted Subsidiaries as a whole, as determined in good faith by the Issuer;

(g)	foreclosure on assets of the Issuer or any of its Restricted Subsidiaries;

(h)	the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(i)

any license, collaboration agreement, strategic alliance or similar arrangement in the ordinary course of business on an arm’s length basis providing for the licensing of Proprietary Rights or the development or commercialisation of Proprietary Rights that, at the time of such license, collaboration agreement, strategic alliance or similar arrangement, does not materially and adversely affect the Issuer’s business, condition (financial or otherwise) or prospects, taken as a whole;

(j)

a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(k)

the sale of any property in a Sale/Leaseback Transaction within six months of the acquisition of such property, or Sale/Leaseback Transactions of equipment and property of the Issuer or any Restricted Subsidiary entered into within six months of the Issue Date in an aggregate amount not to exceed US$10,000,000 (or the Dollar Equivalent thereof);

(l)	any surrender or waiver of contract rights or the settlement of, release of, recovery on or surrender of contract, tort or other claims of any kind;

(m)

in the ordinary course of business, any swap of assets, or lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements) of comparable or greater value or usefulness to the business of the Issuer and its Restricted Subsidiaries taken as a whole, as determined in good faith by the Issuer;

(n)

any financing transaction with respect to property built or acquired by the Issuer or any of its Restricted Subsidiaries after the Issue Date, including any Sale/Leaseback Transaction or asset securitisation, permitted by this Instrument;

(o)	dispositions consisting of Permitted Liens;

6	Alvotech - Bond Instrument (Tranche B)

(p)

any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Issuer or a Restricted Subsidiary of the Issuer) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition; and

(q)

dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

“Asset Sale Offer” has the meaning given to it in Condition 9.7(b);

“Aztiq Pharma” means Aztiq Pharma Partners S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 5, rue Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register under number B 147.728;

“Bank Indebtedness” means any and all amounts payable under or in respect of any Credit Agreement and the other Credit Agreement Documents as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of such Credit Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganisation relating to the Issuer whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof;

“Base Currency” has the meaning given to it in Condition 22.2;

“BCA” means the business combination agreement dated 7 December 2021 and made between the Issuer, New Lux PubCo and Oaktree Acquisition Corp II.

“Board” means the board of directors of the Issuer;

“Bond Certificate” has the meaning given to it in Condition 4.1;

“Bond Documents” means collectively, this Instrument, the Bonds, the 2021 Amendment and Restatement Deed, the 2022 Amendment and Restatement Deed, the Security Documents, the Intercreditor Deed, the Calculation Agency Agreement, the Subscription Agreements and any other document designated as a “Bond Document” by the Issuer and Bondholders;

“Bondholders”, and (in relation to a Bond) holder means the person in whose name a Bond is registered in the Register of Bondholders;

“Bonds” means the bonds issued or to be issued under this Instrument (but in the case of bonds to be issued hereunder, pursuant to the Subscription Agreements) due 2025 in an aggregate principal amount of US$222,693,497.

“Business Day” means a day other than a Saturday or Sunday on which commercial banks are open for business in Luxembourg, Hong Kong, London and New York City, in the case of a surrender of a Bond Certificate, in the place where the Bond Certificate is surrendered;

7	Alvotech - Bond Instrument (Tranche B)

“Calculation Agent” has the meaning given to it in the Calculation Agency Agreement (as amended and/or restated from time to time);

“Calculation Agency Agreement” means the calculation agency agreement dated 23 April 2021 and made between the Issuer and the Calculation Agent.

“Capital Distribution” means any distribution of assets in specie charged or provided or to be provided for in the accounts of the Issuer for any financial period (whenever paid or made and however described) but excluding a cash Dividend and a distribution of assets in specie in lieu of a cash Dividend (and for these purposes a distribution of assets in specie includes without limitation an issue of shares or other securities credited as fully or partly paid-up (other than Shares credited as fully paid) by way of capitalisation of reserves);

“Capital Stock” means (1) in the case of a corporation, corporate stock or shares, (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including Preferred Stock, but excluding any debt securities convertible into such equity, (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited), and (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person;

“Capitalised Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalised and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with IFRS and excluding, for the avoidance of doubt, any cash expenditure arising from an operating lease or lease which, in accordance with IFRS, is treated as an operating lease;

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital (including the capital reserves) of the Issuer used for purposes of calculating the amount of Indebtedness that may be Incurred as “Contribution Indebtedness” as described in the definition of “Contribution Indebtedness;” provided that such cash contributions shall cease to be treated as the Cash Contribution Amount to the extent the related Contribution Indebtedness has been reclassified in accordance with Condition 9.4;

“Cash Equivalents” means:

(1)	U.S. dollars, Canadian dollars, pounds sterling, euros or the national currency of any member state in the European Union;

(2)

securities issued or directly and fully guaranteed or insured by the U.S. government or any country that is a member of the European Union or any agency or instrumentality thereof (provided that the full faith and credit of such country or such member state is pledged in support thereof), in each case maturing not more than two years from the date of acquisition;

8	Alvotech - Bond Instrument (Tranche B)

(3)

certificates of deposit, time deposits and Eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not to exceed one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of US$250,000,000 (or the Dollar Equivalent thereof) and whose long-term debt is rated “A” by S&P or Fitch or “A2” by Moody’s (or reasonably equivalent ratings of another internationally recognized rating agency);

(4)

repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)

commercial paper issued by a corporation (other than an Affiliate of the Issuer) rated at least “A-1” or the equivalent thereof by Moody’s, S&P or Fitch (or reasonably equivalent ratings of another internationally recognized rating agency), and in each case maturing within one year after the date of acquisition;

(6)

readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from any of Moody’s, S&P or Fitch (or reasonably equivalent ratings of another internationally recognized rating agency), in each case with maturities not to exceed two years from the date of acquisition;

(7)

Indebtedness issued by Persons (other than an Affiliate of the Issuer) with a rating of “A” or higher from S&P or Fitch or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized rating agency), in each case with maturities not to exceed 12 months from the date of acquisition; and

(8)	investment funds investing at least 95.0 per cent. of their assets in securities of the types described in clauses (1) through (7) above;

“Change of Control” means the occurrence of any of the following events:

(1)

the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Issuer and its Subsidiaries, taken as a whole, to a Person other than (a) any of the Permitted Holders; (b) Alvogen Lux; or (c) the Issuer or any of its Restricted Subsidiaries;

(2)	the Permitted Holders and Alvogen Lux ceasing to, directly or indirectly, beneficially own and control at least 50.1 per cent. of the total voting power of the Voting Stock of the Issuer;

(3)

the Permitted Holders ceasing to, directly or indirectly, beneficially own, control or unconditionally direct the control of at least 25.0 per cent. of the total voting power of the Voting Stock of Alvogen Lux; provided that a Change of Control will not be deemed to have occurred under this clause (3) if the Permitted Holders, directly or indirectly, beneficially own and control at least 50.1 per cent of the total voting power of the Voting Stock of the Issuer (provided that, for the avoidance of doubt, the relevant percentage of the total voting power of the Voting Stock of Alvogen Lux shall be calculated after excluding any Capital Stock controlled by the Permitted Holders which carries a fixed rate of return in a distribution of either profit or capital); or

9	Alvotech - Bond Instrument (Tranche B)

(4)

the Permitted Holders (excluding Aztiq Pharma) ceasing to, directly or indirectly, beneficially own, control or unconditionally direct the control of more than 50.1 per cent. of the total voting power of the Voting Stock of Aztiq Pharma.

“Change of Control Put Date” has the meaning given to it in Condition 13.4(b);

“Change of Control Put Exercise Notice” has the meaning given to it in Condition 13.4(b);

“Change of Control Put Price” has the meaning given to it in Condition 13.4(a);

“Change of Control Put Right” has the meaning given to it in Condition 13.4(a);

“Change of Tax Law” has the meaning given to it in Condition 13.3;

“Closed Period” has the meaning given to it in Condition 5.7;

“Closing Price” for the Shares for any Trading Day shall be, after the Listing Date, the price published in the quotation sheet of the Stock Exchange for such day or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange for such day;

“Collateral” means all current and future collateral securing or purported to be securing, directly or indirectly, the Secured Obligations and shall initially consist of all Equity Interests of Alvotech hf., Alvotech Hannover GmbH, Alvotech Germany GmbH and Alvotech Swiss AG and all Intellectual Property Collateral;

“Companies Law” means the Luxembourg law on commercial companies of 10 August 1915, as amended from time to time;

“Comparable Treasury Issue” means the U.S. Treasury security having a maturity comparable to the second anniversary of the 2021 A&R Effective Date that would be utilised, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities with a maturity comparable maturity to the second anniversary of the 2021 A&R Effective Date;

“Comparable Treasury Price” means, with respect to any Optional Redemption Date, if paragraph (2) of the definition of “Adjusted Treasury Rate” is applicable, the average of three (or such lesser number as obtained by the Issuer) is available, Reference Treasury Dealer Quotations for such Optional Redemption Date;

“Completion” means the completion of the Proposed SPAC Listing;

“Completion Date” means the date on which Completion occurs;

“Completion Date Net Proceeds Amount” means the aggregate amount of Net Proceeds of the Proposed SPAC Listing as received by the Issuer on the Completion Date; provided that, for the avoidance of doubt, the Completion Date Net Proceeds Amount shall not include any proceeds to be received by the Issuer under the standby equity purchase agreement dated 14 April 2022 and made between the New Lux PubCo and YA II PN, LTD.

“Confidential Information” has the meaning given to it in Condition 7.14;

10	Alvotech - Bond Instrument (Tranche B)

“Confidential Parties” has the meaning given to it in Condition 7.14;

“Consolidated Interest Expense” means, for any period, the amount that would be included in gross interest expense on a consolidated income statement prepared in accordance with IFRS for such period of the Issuer and its Restricted Subsidiaries, minus interest income for such period, and plus, to the extent not included in such gross interest expense, and to the extent incurred, accrued or payable during such period by the Issuer and its Restricted Subsidiaries, without duplication, (1) interest expense attributable to Capitalized Lease Obligations, (2) amortisation of debt issuance costs and original issue discount expense and non-cash interest payments in respect of any Indebtedness, (3) the interest portion of any deferred payment obligation, (4) all commissions, discounts and other fees and charges with respect to letters of credit or similar instruments issued for financing purposes or in respect of any Indebtedness, (5) the net costs associated with Hedging Obligations (including the amortisation of fees, taking no account of any unrealised gains or losses or financial instruments other than any derivative instruments which are accounted for on a hedge accounting basis), (6) interest accruing on Indebtedness of any other Person that is Guaranteed by, or secured by a Lien on any asset of, the Issuer or any of its Restricted Subsidiaries, (7) any capitalized interest and (8) all other non-cash interest expense; provided that, interest expense attributable to interest on any Indebtedness bearing a floating interest rate will be computed on a pro forma basis at the rate in effect on the date of determination, in each case as if such rate had been the applicable rate for the entire relevant period; provided further that to the extent the document(s) governing any Indebtedness provide for an increase of the interest rate on such Indebtedness during the term of such Indebtedness, interest expense attributable to interest on such Indebtedness will be computed on the basis of the highest rate contemplated under such document(s);

“Consolidated Leverage Ratio” means, with respect to any Person, at any date, the ratio of (i) Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with IFRS) less the amount of Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date. In the event that the Issuer or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which the Consolidated Leverage Ratio is being calculated but prior to the event for which the calculation of the Consolidated Leverage Ratio is made (the “Consolidated Leverage Calculation Date”), then the Consolidated Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuer may elect pursuant to an Officer’s Certificate delivered to the Bondholders to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS), in each case with respect to a business, a division or an operating unit of a business, as applicable, and any operational changes that the Issuer or any of its Restricted Subsidiaries has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously

11	Alvotech - Bond Instrument (Tranche B)

with the Consolidated Leverage Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes (and the change of any associated Indebtedness and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation or operational change, in each case with respect to a business, a division or an operating unit of a business, as applicable, that would have required adjustment pursuant to this definition, then the Consolidated Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officer’s Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period;

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1)

any net after-tax extraordinary, nonrecurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses or charges, any severance expenses, relocation expenses, curtailments or modifications to pension and postretirement employee benefit plans, any expenses related to any reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternate uses and fees, expenses or charges relating to facilities closing costs, acquisition integration costs, facilities opening costs, signing, retention or completion bonuses, expenses or charges related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalisation or issuance, repayment, refinancing, amendment or modification of Indebtedness shall be excluded; provided, however, that the aggregate amount so excluded pursuant to this clause (1) shall not exceed 15 per cent. of the Net Income of such Person and its Restricted Subsidiary as the case may be, for such period;

(2)

effects of purchase accounting adjustments (including the effects of such adjustments pushed down to such Person and such Subsidiaries) in amounts required or permitted by IFRS, resulting from the application of purchase accounting in relation to any consummated acquisition or the amortisation or write-off of any amounts thereof, net of taxes, shall be excluded;

12	Alvotech - Bond Instrument (Tranche B)

(3)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4)

any net after-tax income or loss from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded;

(5)

any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Issuer) shall be excluded;

(6)

any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness, Hedging Obligations or other derivative instruments shall be excluded;

(7)

the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8)

solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of “Cumulative Credit”, the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders or equityholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9)	any impairment charges or asset write-offs, in each case pursuant to IFRS, and the amortisation of intangibles arising pursuant to IFRS shall be excluded;

(10)

any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights shall be excluded;

(11)

any (a) one-time non-cash compensation charges, (b) costs and expenses after the Issue Date related to employment of terminated employees or (c) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue Date of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

13	Alvotech - Bond Instrument (Tranche B)

(12)

accruals and reserves that are established or adjusted within 12 months after the Issue Date and that are so required to be established or adjusted in accordance with IFRS or as a result of adoption or modification of accounting policies shall be excluded;

(13)

solely for purposes of calculating EBITDA, (a) the Net Income of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(14)

(a)(i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense that exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under IFRS and related interpretations shall be excluded;

(15)

any currency translation gains and losses related to currency remeasurements of Indebtedness, and any net loss or gain resulting from hedging transactions for currency exchange risk, shall be excluded;

(16)

solely for the purpose of calculating Restricted Payments, the difference, if positive, of the Consolidated Taxes of the Issuer calculated in accordance with IFRS and the actual Consolidated Taxes paid in cash by the Issuer during any Reference Period shall be included; and

(17)

to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), such loss or expense amounts as are so reimbursed, or reimbursable, by insurance providers in respect of liability or casualty events or business interruption shall be excluded.

Notwithstanding the foregoing, for the purpose of Condition 9.5 only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of the Issuer or a Restricted Subsidiary of the Issuer to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under clauses (5) and (6) of the definition of “Cumulative Credit”;

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortisation and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with IFRS, but excluding any such charge that consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period;

14	Alvotech - Bond Instrument (Tranche B)

“Consolidated Taxes” means, with respect to any Person for any period, the provision for taxes based on income, profits or capital, including state, franchise, property and similar taxes and non-U.S. withholding taxes (including penalties and interest related to such taxes or arising from tax examinations);

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)

to advance or supply funds: (a) for the purchase or payment of any such primary obligation; or (b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)

to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof;

“Contribution Indebtedness” means Indebtedness of the Issuer or any Restricted Subsidiary and Preferred Stock of any Restricted Subsidiary in an aggregate principal amount not to exceed the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital (including the capital reserves) of the Issuer after the Issue Date; provided that:

(1)	such cash contributions have not been used to make a Restricted Payment; and

(2)

such Contribution Indebtedness (a) is Incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officer’s Certificate on the Incurrence date thereof;

“Coupon Payment Date” means:

(1)	at any time on or prior to the Listing Date, each anniversary of the 2021 A&R Effective Date that occurs prior to the Listing Date and the Listing Date; and

(2)	at any time after the Listing Date, the date falling on the six-month anniversary of the Listing Date and each subsequent date falling at six-monthly intervals.

“Coupon Rate” means:

(1)	at any time on or prior to the Listing Date, 15.00% per annum;

(2)	at any time after the Listing Date (other than by way of the Proposed SPAC Listing), 7.50% per annum;

15	Alvotech - Bond Instrument (Tranche B)

(3)

at any time after the Completion Date, the percentage per annum set out in Column 2 below, calculated on the Completion Date based on the Completion Date Net Proceeds Amount (as certified by a director of the Issuer to the Bondholders (enclosing reasonable evidence and details of the calculations of such amounts) as set out in Column 1 below;

Completion Date Net Proceeds Amount (US$)	Interest Rate (% p.a.)
Less than or equal to US$210,000,000 (or its Dollar Equivalent)	10.00%

Greater than US$210,000,000 but less than US$290,000,000 (or in each case the Dollar Equivalent thereof)	The rate that is equal to (rounded upwards to two decimal places) Where: X = Completion Date Net Proceeds Amount Y = US$210,000,000 Z = US$80,000,000

Greater than or equal to US$290,000,000 (or its Dollar Equivalent)	7.50%

(4)	at any time following the occurrence of (and with effect from) the Further Issuance Effective Date, 7.5% per annum;

“Credit Agreement” means (i) if designated by the Issuer to be included in the definition of “Credit Agreement”, any revolving credit, line of credit or similar agreement, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or instrument extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or instrument or any successor or replacement agreement or agreements or instrument or instruments or increasing the amount loaned or issued thereunder or altering the maturity thereof and (ii) whether or not the agreements or instruments referred to in clause (i) remain outstanding, and if designated by the Issuer to be included in the definition of “Credit Agreement”, one or more (x) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such

16	Alvotech - Bond Instrument (Tranche B)

receivables) or letters of credit, or (y) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time;

“Credit Agreement Documents” means any Credit Agreement, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time;

“Cumulative Credit” means the sum of (without duplication):

(1)

50 per cent. of the Consolidated Net Income for the period (taken as one accounting period, the “Reference Period”) beginning on the first day of the fiscal quarter during which the Issue Date occurs and ending on the last day of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payments (or, in the case such Consolidated Net Income for such Reference Period is a deficit, minus 100 per cent. of such deficit), plus

(2)

100 per cent. of the aggregate net proceeds, including cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash, received by the Issuer after the Issue Date from the issue or sale of Equity Interests of the Issuer (excluding Refunding Capital Stock, Designated Preferred Stock, Excluded Contributions, Disqualified Stock and the Cash Contribution Amount), including Equity Interests issued upon conversion of Indebtedness or Disqualified Stock or upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary of the Issuer or to an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries), plus

(3)

100 per cent. of the aggregate amount of contributions to the capital (including the capital reserves without issuance of shares) of the Issuer received in cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash after the Issue Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, Disqualified Stock and the Cash Contribution Amount), plus

(4)

the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of the Issuer or any Restricted Subsidiary thereof issued after the Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) that has been converted into or exchanged for Equity Interests in the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer (provided in the case of any such parent, such Indebtedness or Disqualified Stock is retired or extinguished), plus

(5)

100 per cent. of the aggregate amount received by the Issuer or any Restricted Subsidiary in cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash received by the Issuer or any Restricted Subsidiary from: (a) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary of the Issuer) of Restricted Investments made by the Issuer and its Restricted Subsidiaries

17	Alvotech - Bond Instrument (Tranche B)

and from repurchases and redemptions of such Restricted Investments from the Issuer and its Restricted Subsidiaries by any Person (other than the Issuer or any of its Restricted Subsidiaries) and from repayments of loans or advances that constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (vii) or (xi) of Condition 9.5(b) ), (b) the sale (other than to the Issuer or a Restricted Subsidiary of the Issuer) of the Capital Stock of an Unrestricted Subsidiary, or (c) a distribution or dividend from an Unrestricted Subsidiary, plus

(6)

in the event any Unrestricted Subsidiary of the Issuer has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer, the Fair Market Value (as determined in good faith by the Issuer) of the Investment of the Issuer or a Restricted Subsidiary in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after taking into account any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (vii) or (xi) of Condition 9.5(b) or constituted a Permitted Investment);

“Current Market Price” means, after the Listing Date, in respect of a Share at a particular time on a particular date, the average of the volume-weighted average price (“VWAP”) quoted by the Stock Exchange or, as the case may be, by the Alternative Stock Exchange, for one Share (being a Share carrying full entitlement to Dividend) for the five consecutive Trading Days ending on the Trading Day immediately preceding such date; provided that if at any time during the said five Trading Day period, the Shares shall have been quoted ex-Dividend and during some other part of that period the Shares shall have been quoted cum-Dividend then:

(1)

if the Shares to be issued in such circumstances do not rank for the Dividend in question, the VWAP quotations on the dates on which the Shares shall have been quoted cum-Dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that Dividend per Share; or

(2)

if the Shares to be issued in such circumstances rank for the Dividend in question, the VWAP quotations on the dates on which the Shares shall have been quoted ex-Dividend shall, for the purpose of this definition, be deemed to be the amount thereof increased by an amount equal to the Fair Market Value of that Dividend per Share;

provided that:

(1)

if the Shares on each of the said five Trading Days have been quoted cum-Dividend in respect of a Dividend which has been declared or announced but the Shares to be issued do not rank for that Dividend, the quotations on each of such dates shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that Dividend per Share; and

(2)	if:

18	Alvotech - Bond Instrument (Tranche B)

(A)

the VWAP is not available on each of the five Trading Days during the relevant period, then the arithmetic average of such VWAP which is available in the relevant period shall be used (subject to a minimum of two such VWAP); and

(B)

only one or no such VWAP is available in the relevant period, then the Current Market Price shall be determined in good faith by two independent investment banks of international repute (acting as experts) appointed by the Issuer and approved by an Ordinary Resolution of the Bondholders;

“Debt Securities” means any present or future indebtedness in the form of, or represented by, bonds, debentures, notes, loan stock or other debt securities but shall exclude any indebtedness constituted by loan agreements with lenders not involving the issue of securities;

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default;

“Deposit Account” means a “deposit account” (as defined in Article 9 of the Uniform Commercial Code) in which funds are held or invested for credit to or for the benefit of the Issuer;

“Designated Non-cash Consideration” means the Fair Market Value (as determined in good faith by the Issuer) of non-cash consideration received by the Issuer or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration;

“Designated Preferred Stock” means Preferred Stock of the Issuer or any direct or indirect parent of the Issuer, as applicable (other than Disqualified Stock), that is issued for cash (other than to the Issuer or any of its Subsidiaries or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate, on the issuance date thereof;

“Development Cost” means with respect to any Proprietary Rights (and any other rights to produce or sell products) to be acquired from an Affiliate of the Issuer, all costs of Affiliates of the Issuer to develop such Proprietary Rights (and any other rights to produce or sell products) from initiation of their development to their sale or transfer to the Issuer or any Subsidiary Guarantor, including the cost of acquiring such Proprietary Rights (and other rights to produce or sell such products), allocated personnel costs, third party development services, third party bio-study costs, pre-market manufacturing, outside legal expenses and allocated research and development overhead expenses, in each case as such costs are reflected (or are allowed to be reflected) in the financial statements of the Issuer or its Affiliates in accordance with IFRS;

“Dispute” has the meaning given to it in Condition 23.2;

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

19	Alvotech - Bond Instrument (Tranche B)

(1)

matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are no more favourable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the Bonds and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the Bonds (including the purchase of any Bonds tendered pursuant thereto)),

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person, or

(3)	is redeemable at the option of the holder thereof, in whole or in part (other than solely as a result of a change of control or asset sale),

in each case prior to 91 days after the earlier of the Maturity Date of the Bonds or the date the Bonds are no longer outstanding; provided, however, that only the portion of Capital Stock that so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock;

“Dividend” means any dividend or distribution, whether of cash, assets or other property, and whenever paid or made and however described (and for these purposes a distribution of assets includes, without limitation, an issue of Shares or other securities credited as fully or partly paid-up); provided that:

where a cash Dividend is announced which is to be, or may at the election of a holder or holders of Shares be, satisfied by the issue or delivery of Shares or other property or assets, then, the Dividend in question shall be treated as a cash Dividend of an amount equal to the greater of: (a) the cash Dividend so announced; and (b) the Current Market Price on the date of announcement of such Dividend of such Shares or the Fair Market Value of other property or assets to be issued or delivered in satisfaction of such Dividend (or which would be issued if all holders of Shares elected therefor, regardless of whether any such election is made);“Dollar Equivalent” means, with respect to any monetary amount in a currency other than U.S. dollars, at any time for the determination thereof, the amount of U.S. dollars obtained by converting such other currency involved in such computation into U.S. dollars at the base rate for the purchase of U.S. dollars with such other currency as quoted by the Federal Bank of New York on the date of determination;

“Drug Applications” means new drug applications, abbreviated new drug applications, biologic license applications or 351(k) biologic license applications (or equivalent non-U.S. applications of any of the foregoing);

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

20	Alvotech - Bond Instrument (Tranche B)

(1)	Consolidated Taxes; plus

(2)

Consolidated Interest Expense plus all cash dividend payments (excluding items eliminated in consolidation) on a series of Preferred Stock or Disqualified Stock of such Person and its Subsidiaries that are Restricted Subsidiaries; plus

(3)	Consolidated Non-cash Charges; plus

(4)

any expenses or charges related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalisation or the Incurrence or repayment of Indebtedness permitted to be Incurred by this Instrument (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Bonds and the Bank Indebtedness, (ii) any amendment or other modification of the Bonds or other Indebtedness and (iii) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Qualified Receivables Financing; plus

(5)

project start-up costs, business optimisation expenses and other restructuring charges, reserves or expenses (which, for the avoidance of doubt, shall include the effect of inventory optimisation programs, facility closures, facility consolidations, retention, systems establishment costs, contract termination costs, future lease commitments and excess pension charges); plus

(6)	the amount of loss on sale of receivables and related assets to a Receivables Subsidiary in connection with a Qualified Receivables Financing; plus

(7)

any costs or expenses incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital (including the capital reserves without issuance of shares) of such Person or a Restricted Subsidiary, or net cash proceeds of an issuance of Equity Interests of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation of the Cumulative Credit;

less, without duplication,

(8)

non-cash items increasing Consolidated Net Income for such period (excluding the recognition of deferred revenue or any items that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period and any items for which cash was received in a prior period);

provided, however, the sum of the amounts included in the determination of EBITDA pursuant to clauses (4) through (8) above shall not exceed 20 per cent. of the Consolidated Net Income of such Person for such period.

21	Alvotech - Bond Instrument (Tranche B)

Notwithstanding the foregoing, the provision for taxes and depreciation, amortisation, non-cash items, charges and write-downs of a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interest) that the Net Income of such Restricted Subsidiary was included in calculating Consolidated Net Income for the purposes of this definition;

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock);

“Event of Default” has the meaning given to it in Condition 15;

“Excess Proceeds” has the meaning given to it in Condition 9.7(b);

“Excess Proceeds Threshold” has the meaning given to it in Condition 9.7(b);

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the United States Securities and Exchanges Commission promulgated thereunder;

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board) received by the Issuer after the Issue Date from:

(1)	contributions to its common equity capital, and

(2)

the sale (other than to a Subsidiary of the Issuer or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate on or after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be;

“Existing Security Documents” means each of the following documents:

(1)	Account Pledge (Alvotech hf. Operating Accounts);

(2)	Account Pledge (Issuer Operating Account);

(3)	Account Pledge (Liquidity Account);

(4)	Icelandic Trade Mark Charge;

(5)	Intellectual Property Charge;

(6)	Share Charge (Alvotech hf.);

(7)	Share Pledge (Alvotech Swiss AG);

(8)	Share Pledge (Alvotech Germany GmbH); and

22	Alvotech - Bond Instrument (Tranche B)

(9)	Share Pledge (Alvotech Hannover GmbH).

“Existing Shareholder Loans” means, collectively:

(1)

an amended and consolidated convertible loan agreement originally entered into on 22 December 2017, as amended on 14 December 2018, assigned on 14 May 2019 and consolidated on 16 April 2020, as further amended and restated on 21 October 2020 by and between the Issuer, as borrower, and Aztiq Pharma, as lender, pursuant to which Aztiq Pharma extended an unsecured convertible loan in the principal amount of US$36,690,799 to the Issuer (as at the 2021 A&R Effective Date);

(2)

an amended and consolidated convertible loan agreement originally entered into on 22 December 2017, as amended on 14 December 2018 and consolidated on 16 April 2020, as further amended and restated on 21 October 2020 by and between the Issuer, as borrower, and Alvogen Lux, as lender, pursuant to which Alvogen Lux extended an unsecured convertible loan in the principal amount of US$21,500,000 to the Issuer (as at the 2021 A&R Effective Date) ;

(3)

a convertible loan agreement dated 21 October 2020 entered into between the Issuer, as borrower, and Aztiq Pharma, as lender, pursuant to which Aztiq Pharma extended an unsecured convertible loan in the principal amount of US$50,000,000 (as at the 2021 A&R Effective Date) to the Issuer and as further assigned by Aztiq Pharma to certain direct or indirect shareholders of the Issuer on 21 October 2020 and 10 March 2021;

(4)

an amended loan agreement originally entered into on 14 May 2019, as amended on 16 April 2020 and as further amended on 21 October 2020 by and between the Issuer, as borrower, and Aztiq Pharma, as lender, pursuant to which Aztiq Pharma extended an unsecured loan in the principal amount of US$25,000,000 (as at the 2021 A&R Effective Date) to the Issuer;

“Experts” has the meaning given to it in the definition of “Fair Market Value”;

“Fair Market Value” means, with respect to any assets, security, option, warrants or other right on any date, the fair market value of that asset, security, option, warrant or other right as determined by two leading investment banks of international repute (acting as experts), selected by the Issuer and approved by an Ordinary Resolution of the Bondholders (the “Experts”); provided that: (i) the fair market value of a cash Dividend paid or to be paid per Share shall be the amount of such cash Dividend per Share determined as at the date of announcement of such Dividend; (ii) the fair market value of any other cash amount shall be the amount of such cash; (iii) where securities, spin-off securities, options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by the Experts) the fair market value of such securities, spin-off securities, options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five Trading Days on the relevant market commencing on the first such Trading Day on which such options, warrants or other rights are publicly traded; and (iv) where securities, spin-off securities, options, warrants or other rights are not publicly traded on a stock exchange or securities market of adequate liquidity (as aforesaid), the fair market value of such securities, spin-off securities, options, warrants or other rights shall be determined by the Experts, on the basis of a commonly accepted market valuation method and taking into account of such factors as they consider appropriate, including but not limited to their market price, their dividend yield

23	Alvotech - Bond Instrument (Tranche B)

(if applicable), the volatility of such market price, prevailing interest rates and the terms of such securities, spin-off securities, options, warrants or other rights, including but not limited to as to the expiry date and exercise price (if any) thereof. Such amount shall, in the case of (i) above, be translated into Dollar Equivalent (if declared or paid or payable in a currency other than the U.S. dollar). In addition, in the case of (i) and (ii) above, the fair market value shall be determined on a gross basis and disregarding any withholding or deduction required to be made on account of tax, and disregarding any associated tax credit;

“FATCA” means:

(1)	sections 1471 to 1474 of the US Internal Revenue Code of 1984 (as amended) or any associated regulations;

(2)

any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (1) above; or

(3)

any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraph (1) or (2) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction;

“FATCA Deduction” means a deduction or withholding from a payment under a Bond Document required by FATCA;

“FATCA Exempt Party” means a Person that is entitled to receive payments free from any FATCA Deduction;

“Fee Letter” means any letter or letters between, among others, the Security Trustee, the Registrar, the Paying Agent, the Calculation Agent and the Issuer setting out any of the fees payable to any of the Security Trustee, the Registrar, the Paying Agent and the Calculation Agent;

“Financial Officer” of any Person shall mean a member of the Board, the Chief Financial Officer, principal accounting officer, Treasurer, Assistant Treasurer or Controller of such Person;

“First Amortisation Date” means, with respect to any Indebtedness, the date specified in the instrument constituting or governing such Indebtedness as the fixed date on which the first payment of principal of such Indebtedness is due and payable;

“First Priority Lien Obligations” means (i) all Secured Bank Indebtedness, (ii) all other Obligations (not constituting Indebtedness) of the Issuer and its Restricted Subsidiaries under the agreements governing Secured Bank Indebtedness and (iii) all other Obligations of the Issuer or any of its Restricted Subsidiaries in respect of Hedging Obligations or Obligations in respect of cash management services in each case owing to a Person that is a holder of Indebtedness described in clause (i) or Obligations described in clause (ii) or an Affiliate or Representative of such holder at the time of entry into such Hedging Obligations;

“Fitch” means Fitch Ratings Ltd. and its affiliates or successors;

24	Alvotech - Bond Instrument (Tranche B)

“Further Issuance” means the issuance by the Issuer of additional shares of the same class and nominal amount of those shares which were the subject of the Proposed SPAC Listing (the “SPAC Listing Shares”) through one or more occasions during the Further Issuance Period (as defined below);

“Further Issuance Conditions” means each of the following conditions:

(1)	the Completion Date Net Proceeds Amount is less than US$290,000,000;

(2)	the proposed issuance will need to occur after the Completion Date but within six months thereof (the “Further Issuance Period”)

(3)

the aggregate amount of Net Proceeds received by the Issuer from all Further Issuances during the Further Issuance Period (the “Further Issuance Amount”) is in an amount not less than the difference between US$290,000,000 and the Completion Date Net Proceeds Amount;

(4)	any Further Issuance shall be made at an average price per share that is not less than the average price per share of the IPO Securities under the Proposed SPAC Listing; and

(5)

following completion of the Further Issuance during the Further Issuance Period, the aggregate amount of the Completion Date Net Proceeds Amount and the Further Issuance Amount is equal to or greater than US$290,000,000 (or its Dollar Equivalent), provided that, if any change in the economics of or the rights (voting, economic, preference or privileges) attaching to the SPAC Listing Shares and/or any change in the number, type or classes of authorized shares of the Issuer (including the Further Issuance), other than as contemplated by the BCA and the framework agreement dated 7 December 2021 and entered into, inter alios, by the shareholders of the Issuer with respect to the Proposed SPAC Listing (the “Framework Agreement”) (each as in effect on 12 January 2022) or any agreement contemplated by the BCA and the Framework Agreement, shall occur between 12 January 2022 and the Further Issuance Effective Date by reason of reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of the SPAC Listing Shares and/or the authorized shares of the Issuer (including the Further Issuance),, or any stock dividend thereof, the Further Issuance Amount and/or the average price per share at which the Further Issuance is required to be made under condition (4) of this definition shall be appropriately adjusted by agreement between the Issuer and the Bondholders to reflect such change on economically equivalent terms;

“Further Issuance Effective Date” means the date on which all the Further Issuance Conditions are satisfied, as certified by the Issuer in a certificate addressed to the Bondholders, which is designated as a Bond Document therein and duly executed by an authorised signatory of the Issuer (enclosing reasonable evidence and details showing the satisfaction of each of the Further Issuance Conditions);

“Future Guarantor” has the meaning given to it in Condition 6.9;

25	Alvotech - Bond Instrument (Tranche B)

“Governmental Authority” means the government of any nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank);

“Group” means the Issuer and its Subsidiaries from time to time and “members of the Group” shall be construed accordingly;

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, actual or contingent in any manner (including letters of credit and reimbursement agreements in respect thereof, bond, indemnity or similar assurance against loss), of all or any part of any Indebtedness or other obligations;

“Guaranteed Obligations” has the meaning given to it in Condition 6.1;

“Guarantors” means those members of the Group which Guarantee the Issuer’s obligations with respect to the Bonds from time to time, initially the Initial Guarantors, and includes any other member of the Group which becomes a Future Guarantor in accordance with the provisions of this Instrument, and a “Guarantor” means any of them;

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under: (i) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices;

“HKSE” means The Stock Exchange of Hong Kong Limited;

“indemnified party” has the meaning given to it in Condition 5.10;

“IFRS” means the International Financial Reporting Standards and applicable accounting requirements set by the International Accounting Standards Board or any successor thereto, as in effect from time to time in the European Union. Notwithstanding anything to the contrary, (i) notwithstanding any change in IFRS after the Issue Date that would require lease obligations that would be treated as operating leases as of Issue Date to be classified and accounted for as Capitalised Lease Obligations or otherwise reflected on the Issuer’s consolidated balance sheet, such obligations shall continue to be excluded from the definition of Indebtedness and (ii) any lease that was entered into after Issue Date that would have been considered an operating lease under GAAP in effect as of the Issue Date shall be treated as an operating lease for all purposes under this Instrument and the other Bond Documents, and obligations in respect thereof shall be excluded from the definition of Indebtedness;

“Icelandic Trade Mark Charge” means an Icelandic law governed charge dated on 14 December 2018 and made between Alvotech hf. as chargor and Madison Pacific Trust Limited as security trustee.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary. “Incurrence” has a correlative meaning;

26	Alvotech - Bond Instrument (Tranche B)

“Indebtedness” means, with respect to any Person:

(1)

the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business and (ii) any liabilities accrued in the ordinary course of business which are not arranged primarily as a means to raise finance), which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS;

(2)

to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(3)

to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value (as determined in good faith by the Issuer) of such asset at such date of determination; and (b) the amount of such Indebtedness of such other Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include: (1) Contingent Obligations Incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) Obligations under or in respect of Qualified Receivables Financing; (5) any earn-out obligations, purchase price adjustments, deferred purchase money amounts, milestone and/or bonus payments (whether performance or time-based), and royalty, licensing, revenue and/or profit sharing arrangements, in each case, characterized as such and arising expressly out of purchase and sale contracts, development arrangements or licensing arrangements; or (6) deposits securing Sale/Leaseback Transactions.

Notwithstanding anything in this Instrument to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Accounting Standards Codification section 815 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Instrument as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under this Instrument but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under this Instrument;

27	Alvotech - Bond Instrument (Tranche B)

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of internationally recognized standing, that is, in the good faith determination of the Issuer, qualified to perform the task for which it has been engaged;

“Initial Guarantors” has the meaning given to it in the preamble to this Instrument;

“Instructing Bondholders” has the meaning given to it in Condition 7.4;

“Intellectual Property” means:

(1)

all rights in inventions (whether or not patentable or reduced to practice) and all improvements thereto, and all patents, patent applications, industrial designs, industrial design applications and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions and re-examinations in connection therewith;

(2)

all trademarks, trademark applications, trade names, service marks, service mark applications, rights in trade dress, logos, designs and other indicia of origin, business names, company names and Internet domain names and all applications, registrations, and renewals in connection therewith, and all goodwill of the business relating to the goods or services in respect of which any of the foregoing are registered or used;

(3)	all copyrights and other works of authorship, semiconductor topography rights and database rights and all applications, registrations and renewals in connection therewith;

(4)	all rights in Know-How;

(5)	all rights in software (including rights in source code, executable code and related documentation);

(6)	any other intellectual property rights; and

(7)	all rights or forms of protection, subsisting now or in the future, having equivalent or similar effect to the rights referred to in paragraphs (1) to (6) above,

in each case: (i) anywhere in the world; and (ii) whether unregistered or registered (including, for all of them, applications);

“Intellectual Property Charge” means an English law governed charge dated on 14 December 2018 and made between the Issuer and its Subsidiaries as chargor and Madison Pacific Trust Limited as security trustee in respect of the Intellectual Property Collateral;

“Intellectual Property Collateral” means the Proprietary Rights that are owned by the Issuer or any of its Subsidiaries as at the date hereof or of which the Issuer or any of its Subsidiaries acquires ownership in the future, including by way of transfer or assignment, in each case, in any jurisdiction in the world;

28	Alvotech - Bond Instrument (Tranche B)

“Intercreditor Deed” means the intercreditor deed dated originally dated 14 December 2018 and made initially by and among the Issuer, the Guarantors, the Security Trustee and each of the Investor named in the 2018 and 2019 Subscription Agreements and the other subscription agreement, respectively, as amended and supplemented from time to time pursuant to the terms thereto;

“Interest Coverage Ratio” means, on any date, with respect to any Person on such date, the ratio of (1) the aggregate amount of EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date to (2) the aggregate Consolidated Interest Expense of such Person during such period. In making the foregoing calculation:

(a)

pro forma effect shall be given to any interest payment made during the period on any Indebtedness Incurred (the “Reference Period”) commencing on and including the first day of the relevant period and ending on and including the relevant date of calculation (other than interest payment made on Indebtedness Incurred or repaid under a revolving credit or similar arrangement (or under any predecessor revolving credit or similar arrangement) in effect on the last day of the relevant period), in each case as if such interest payment had been made on the first day of such Reference Period;

(b)

pro forma effect will be given to the creation, designation or redesignation of Restricted Subsidiaries and Unrestricted Subsidiaries as if such creation, designation or redesignation had occurred on the first day of such Reference Period;

(c)

pro forma effect will be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

(d)

pro forma effect will be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Issuer or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period;

provided that to the extent that clause (c) or (d) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition (or asset acquisition or asset disposition), such pro forma calculation will be based upon the four full fiscal quarter immediately preceding the Incurrence Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available;

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2)

securities that have a rating equal to or higher than “Baa3” (or equivalent) by Moody’s or “BBB-” (or equivalent) by S&P or Fitch, or an equivalent rating by any other internationally recognised rating agency, but excluding any debt securities or loans or advances between and among the Issuer and its Subsidiaries,

29	Alvotech - Bond Instrument (Tranche B)

(3)

investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2), which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4)

corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not to exceed two years from the date of acquisition;

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by IFRS to be classified on the balance sheet of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and Condition 9.5:

(1)

“Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the Issuer) of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (i) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation; less (ii) the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the Issuer) of the net assets of such Subsidiary at the time of such redesignation; and

(2)

any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value (as determined in good faith by the Issuer) at the time of such transfer, in each case as determined in good faith by the Board;

“IPO” means the listing or admission to trading on any Stock Exchange of any share of the Issuer or any holding company or Subsidiary undertaking of the Issuer, or any sale or issue by way of listing, flotation or public offering of any shares or securities of the Issuer or any holding company or Subsidiary undertaking of the Issuer on any Stock Exchange.

“Issue Date” means the date on which the Bonds were originally issued, being 14 December 2018;

“Issuer Operating Account” means the USD account (account number 0701-38-100082) with Kvika banki hf. and any account(s) opened in replacement of such account(s) or as a subaccount of such account(s);

“Judgment Currency” has the meaning given to it in Condition 22.2;

30	Alvotech - Bond Instrument (Tranche B)

“Know-How” means information that is generally not known to the public (including trade secrets), including information comprised in or derived from formulae, drawings, designs, plans, blueprints, specifications, tools, protocols, techniques, industrial models, templates, test results and procedures, algorithms, methods, artificial intelligence, process technologies, product dossiers, manufacturing and/or formulation know how and research and development activities;

“Lease Agreement” has the meaning given to it in Condition 9.15;

“Lease Payment” has the meaning given to it in Condition 9.15;

“Leased Premise” has the meaning given to it in Condition 9.15;

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security assignment, security transfer of title, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien;

“Liquidity Account” means the USD account (account number 0701-38-100052) with Kvika banki hf. and any account(s) opened in replacement of such account(s) or as a subaccount of such account(s);

“Liquidity Account Reporting Requirement” has the meaning given to it in Condition 9.1;

“Listing Rules” means the rules, regulations and requirements of the relevant Stock Exchange or the Alternative Stock Exchange (if applicable) rules governing the listing of, and maintenance of any listing of, securities on that Stock Exchange in force from time to time;

“Lockbox Account” means any Deposit Account maintained at a depository institution whose customer deposits are insured by the Federal Deposit Insurance Corporation (to the extent required by law), into which account are paid solely the Proceeds of Inventory and Accounts that constitute ABL Collateral. All capitalized terms used in this definition and not defined elsewhere herein have the meanings assigned to them in the Uniform Commercial Code;

“Losses” has the meaning given to it in Condition 5.10;

“Material Adverse Effect” means:

(1)

any event or circumstance or any combination of them which is materially adverse to the business, operations, assets, liabilities (including contingent liabilities), business or financial condition, results or prospects of the Group taken as a whole and/or any member of the Group individually;

(2)	a material adverse effect on the ability of the Issuer, the Guarantors or the Pledgors to perform their respective obligations under the Bond Documents; or

(3)

a material adverse effect on the validity or enforceability of, or the effectiveness or ranking of any Guarantee or Security granted or purporting to be granted pursuant to the Bond Documents or the rights or remedies of any party to the Bond Documents;

31	Alvotech - Bond Instrument (Tranche B)

“Material Non-Public Information” means any information in relation to the Issuer or the Group that has not been disseminated in a manner making it available to investors generally (including, without limitation, in the most recent annual report of the Issuer or any prospectus in relation to any Qualified IPO of the Issuer or a Qualified SPAC Listing) and which constitutes material non-public information or inside information as defined in the Listing Rules or applicable law or regulation relating the relevant Stock Exchange;

“Maturity Date” means the date falling on the fourth anniversary of the 2021 A&R Effective Date;

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof;

“Net Income” means, with respect to any Person, the net income (loss) of such Person and its Subsidiaries, determined in accordance with IFRS and before any reduction in respect of Preferred Stock dividends;

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or instalment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form) or, the Proposed SPAC Listing or any Further Issuance, net of (i) the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including legal, accounting and investment banking fees, and brokerage and sales commissions) or, the Proposed SPAC Listing or any Further Issuance (as applicable), (ii) any relocation expenses Incurred as a result thereof, (iii) taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements to the extent related thereto), (iv) (in respect of the Proposed SPAC Listing and/or any Further Issuance, without duplication) the aggregate amount of all fees, commissions, costs and expenses, stamp, registration and other Taxes incurred by the Issuer or any of its holding companies, Subsidiaries, Affiliates or successors in title in connection with such Proposed SPAC Listing and/or Further Issuance, (v) amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to Condition 9.7(b)(i)to be paid as a result of such transaction, and (vi) any deduction of appropriate amounts to be provided by the Issuer as a reserve in accordance with IFRS against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction;

“New Lux PubCo” means Alvotech S.A.S., a simplified joint stock company (société par actions simplifiée), to be converted into a public limited company (société anonyme) on the Completion Date in accordance with the BCA, incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B258884, including any assignee or substitute company assuming all of its rights and obligations under the BCA).

32	Alvotech - Bond Instrument (Tranche B)

“Non-Guarantor Subsidiary” means a Subsidiary of the Issuer that is not a Guarantor;

“Non-Recourse” means with respect to any Indebtedness as to which none of the specified Persons (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

“normal office hours” means 9 a.m. to 5 p.m. on a Business Day;

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness;

“Offer Period” has the meaning given to it in Condition 9.7(d);

“Officer” means any managing director (Geschäftsführer), any member of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer or the Secretary of the Issuer;

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by one Officer of the Issuer that meets the requirements set forth in this Instrument;

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Bondholders. The counsel may be an employee of or counsel to the Issuer or the Bondholders;

“Ordinary Resolution” has the meaning given to it in paragraph 19 of Schedule 3;

“Other Bond Instrument” has the meaning given to it in the definition of “Other Bonds”;

“Other Bonds” means the bonds due 2025 constituted by a Tranche A Bond Instrument as amended and restated by an amendment and restatement deed dated 24 June 2021, as further amended and restated by an amendment and restatement deed dated on or about the date of the 2022 Amendment and Restatement Deed (the “Other Bond Instrument”);

“outstanding” means, with respect to the Bonds, all the Bonds issued other than:

(1)	those which have been redeemed or purchased by the Issuer and which have been cancelled in accordance with this Instrument;

(2)

those in respect of which the date for redemption in accordance with this Instrument has occurred and the redemption moneys have been duly paid to the relevant Bondholders or persons acting on their behalf;

(3)	those mutilated or defaced Bonds which have been surrendered in exchange for replacement Bonds pursuant to Condition 20; or

(4)

(for the purpose only of determining how many Bonds are outstanding and without prejudice to their status for any other purpose) those Bonds alleged to have been lost, stolen or destroyed and in respect of which replacement Bonds have been issued pursuant to Condition 20;

33	Alvotech - Bond Instrument (Tranche B)

“Parallel Debt” has the meaning given to it in the Intercreditor Deed;

“Pari Passu Indebtedness” means, with respect to the Issuer and Restricted Subsidiaries, the Bonds and any Indebtedness that ranks pari passu in right of payment to the Bonds;

“Paying Agent” has the meaning given to it in Condition 5.1;

“Payment Date” means any date on which payment is due with respect to the principal amount of the Bonds, whether upon maturity or redemption;

“Permitted Holders” means, at any time, each of:

(1)	(i) Arni Harðarson and Róbert Wessman;

(ii)	the descendants or heirs of an individual described in clause (i) above;

(iii)	the spouse of any individual described in clause (i) or (ii) above;

(iv)	any trust created for any individual described in clause (i), (ii) or (iii) above;

(v)	any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more individuals named or described in clause (i), (ii) or (iii) above; and

(vi)

any corporation, partnership, limited liability company or other business organisation controlled by or substantially all of the interests in which are owned, directly or indirectly, by any one or more individuals or entities named or described in clause (i), (ii) or (iii) above; and

(2)	Aztiq Pharma.

Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which the Issuer has delivered, or procured to be delivered, a notice to the Bondholders in accordance with Condition 13.4(d) will thereafter, together with its Affiliates, constitute an additional Permitted Holder;

“Permitted Investments” means:

(1)	any Investment in the Issuer or any Restricted Subsidiary;

(2)	any Investment in Cash Equivalents or Investment Grade Securities for treasury management purposes;

(3)

any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Issuer or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer;

34	Alvotech - Bond Instrument (Tranche B)

(4)

any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of Condition 9.7 or any other disposition of assets not constituting an Asset Sale;

(5)

any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date, or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment may be increased as required by the terms of such Investment as in existence on the Issue Date;

(6)	advances to employees not in excess of US$10,000,000 (or the Dollar Equivalent thereof) outstanding at any one time in the aggregate;

(7)

any Investment acquired by the Issuer or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganisation or recapitalisation of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)	Hedging Obligations permitted under Condition 9.4(b)(x);

(9)

any Investment by the Issuer or any of its Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed the greater of (x) US$10,000,000 (or the Dollar Equivalent thereof) and (y) 2.5 per cent. of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of the Issuer at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Issuer after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10)

Investments by the Issuer or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding, not to exceed the greater of (x) US$10,000,000 (or the Dollar Equivalent thereof) and (y) 2.5 per cent. of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (10) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (10) for so long as such Person continues to be a Restricted Subsidiary;

35	Alvotech - Bond Instrument (Tranche B)

(11)

loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of the Issuer or any direct or indirect parent of the Issuer;

(12)

Investments the payment for which consists of Equity Interests of the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the definition of “Cumulative Credit”;

(13)

any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of Condition 9.8(b) (except transactions described in clauses (ii), (iii), (iv) and (vii) of such Condition);

(14)

Investments consisting of the licensing of Proprietary Rights or collaboration agreements, strategic alliances or similar arrangements in respect of Proprietary Rights, in each case, for the development or commercialisation of Proprietary Rights in the ordinary course of business and on an arm’s length basis that, at the time of such license, collaboration agreement, strategic alliance or similar arrangement, does not materially and adversely affect the Issuer’s business, condition (financial or otherwise) or prospects, taken as a whole;

(15)

guarantees issued in accordance with Condition 9.4 and Condition 6.9, including any guarantee or other obligation issued or Incurred under any Credit Agreement in connection with any letter of credit issued for the account of the Issuer or any of its Subsidiaries (including with respect to the issuance of, or payments in respect of drawings under, such letters of credit);

(16)

Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights, or licenses or leases of Proprietary Rights on an arm’s length basis, in each case in the ordinary course of business;

(17)

any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness;

(18)

Investments in joint ventures of the Issuer or any of its Restricted Subsidiaries existing on the Issue Date not to exceed US$10,000,000 (or the Dollar Equivalent thereof) at any one time; provided that if any Investment pursuant to this clause (18) is made in any Person that is not the Issuer or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (18) for so long as such Person continues to be the Issuer or a Restricted Subsidiary;

36	Alvotech - Bond Instrument (Tranche B)

(19)

Investments of a Restricted Subsidiary of the Issuer acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with a Restricted Subsidiary of the Issuer in a transaction that is not prohibited by Condition 9.11 after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(20)

any Investment in an entity or purchase of a business or assets in each case owned (or previously owned) by a customer of the Issuer or a Restricted Subsidiary as a condition or in connection with such customer (or any member of such customer’s group) contracting with a Restricted Subsidiary, in each case in the ordinary course of business;

(21)	any Investment in an entity that is not a Restricted Subsidiary to which the Issuer or a Restricted Subsidiary sells accounts receivable pursuant to a Receivables Financing;

(22)

any Investment in any Restricted Subsidiary of the Issuer or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business;

(23)	any Investment in connection with a Sale/Leaseback Transaction not prohibited by this Instrument;

(24)

any Investment made by the Issuer or any Restricted Subsidiary in the Issuer’s Subsidiaries not to exceed US$10,000,000 (or the Dollar Equivalent thereof) at any one time, on terms that are not materially less favourable to the Issuer or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

(25)

the subscription of shares by Alvotech Hf. in the PRC Joint Venture pursuant to the agreement with the partner to the PRC Joint Venture, provided that the aggregate amount of such investment shall not exceed US$35,000,000 (or the Dollar Equivalent thereof) at any time prior to the Listing Date, and shall not exceed US$70,000,000 on and after the Listing Date (or the Dollar Equivalent thereof).

“Permitted Liens” means, with respect to any Person:

(1)

pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)

Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

37	Alvotech - Bond Instrument (Tranche B)

(3)

Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or that are being contested in good faith by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS;

(4)

Liens in favour of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business (including any Liens securing Indebtedness permitted to be Incurred pursuant to Condition 9.4(b)(v) and Condition 9.4(b)(xi));

(5)

minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that were not Incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)

(A) Liens with respect to ABL Collateral securing an aggregate principal amount of First Priority Lien Obligations not to exceed the aggregate principal amount of Indebtedness permitted to be Incurred pursuant to Condition 9.4(b)(i), (B) Liens securing Indebtedness permitted to be Incurred pursuant to Condition 9.4(b)(iv) and Condition 9.4(b)(xxi) (provided that in the case of Condition 9.4(b)(xxi) such Lien applies solely to acquired property or assets of the acquired entity) and (C) Liens securing an aggregate principal amount of Indebtedness Incurred by the Issuer or any Restricted Subsidiary that would not cause the Secured Indebtedness Leverage Ratio of the Issuer, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such Indebtedness had been Incurred and the application of proceeds therefrom had occurred at the beginning of the period for which the Secured Indebtedness Leverage Ratio calculation is being performed, to exceed 2.5 to 1.0;

(7)

(A) Liens existing on the Issue Date and (B) Liens securing the Bonds, the Guarantees, the Other Bonds or the guarantees of the Other Bonds, including Liens arising under or relating to the Security Documents;

(8)

Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary of the Issuer;

(9)

Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary of the Issuer permitted to be Incurred in accordance with Condition 9.4;

(10)

Liens securing Hedging Obligations not Incurred in violation of this Instrument; provided that with respect to Hedging Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness;

38	Alvotech - Bond Instrument (Tranche B)

(11)

Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(12)	leases and subleases of real property that do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries;

(13)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(14)	Liens in favour of the Issuer or any Restricted Subsidiaries;

(15)	Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing;

(16)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(17)	Liens on the Equity Interests of Unrestricted Subsidiaries;

(18)

any license, collaboration agreement, strategic alliance or similar arrangement providing for the licensing of Proprietary Rights or the development or commercialisation of Proprietary Rights in the ordinary course of business and an arm’s length basis;

(19)

Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (6) (in the case of Liens to secure any refinancing, refunding, extension, renewal or replacement of Indebtedness under clause (A) or clause (B) of such foregoing clause (6), such Liens shall be deemed to have also been incurred under such clause (6), and not this clause (19), for purposes of determining amounts outstanding under such clause (6)), clause (7), clause (8), clause (9), clause (10) and clause (15); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), (9), (10) and (15) at the time the original Lien became a Permitted Lien under this Instrument, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement, and (z) any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (7)(B) shall, at the election of the Issuer, be secured by and entitled to the benefits of the Security Documents and rank pari passu with the Indebtedness that is refinanced, refunded, extended, renewed or replaced;

(20)	Liens on equipment of the Issuer or any Restricted Subsidiary granted in the ordinary course of business to the Issuer’s or such Restricted Subsidiary’s client at which such equipment is located;

39	Alvotech - Bond Instrument (Tranche B)

(21)

judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(22)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(23)

Liens incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business; provided that (i) such arrangement does not permit credit balances of the Issuer or any of its Restricted Subsidiaries to be pooled, netted or set off against debit balances of the Unrestricted Subsidiaries and (ii) such arrangement does not give rise to other Lien over the assets of the Issuer or any of its Restricted Subsidiaries in support of liabilities of Unrestricted Subsidiaries;

(24)

any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement; provided, however, that this clause (24) shall not apply to any Liens securing Indebtedness;

(25)	any amounts held by a trustee in the funds and accounts under an indenture securing any revenue bonds issued for the benefit of the Issuer or any Restricted Subsidiary;

(26)

Liens arising by virtue of any statutory or common law provisions or by way of general business conditions (Allgemeine Geschäftsbedingungen) relating to banker’s Liens, rights of set-off or similar rights and remedies as to Deposit Accounts (as defined in the Uniform Commercial Code) or other funds maintained with a depository or financial institution;

(27)	Liens incurred in connection with a Sale/Leaseback Transaction not prohibited under this Instrument;

(28)	Liens that secure Indebtedness Incurred in the ordinary course of business not to exceed US$5,000,000 (or the Dollar Equivalent thereof), in each case at any one time outstanding;

(29)	any interest of title of a lessor under any lease of real or personal property;

(30)	Liens on the identifiable proceeds of any property or asset subject to a Lien otherwise constituting a Permitted Lien;

(31)	Liens securing Indebtedness Incurred under Condition 9.4(b)(xxvi); and

(32)

Liens on Capital Stock in or assets or properties of a PRC Restricted Subsidiary (other than the Capital Stock in the PRC Joint Venture) securing Indebtedness of any PRC Restricted Subsidiary Incurred in the PRC;

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, joint-stock company, trust, unincorporated organisation, association, corporation, government (including any agency or political subdivision thereof) or other entity;

40	Alvotech - Bond Instrument (Tranche B)

“Pledgor(s)” has the meaning given to it in Condition 7.1;

“PRC” means the People’s Republic of China, which for the statistical purposes of this Instrument, does not include Hong Kong Special Administrative Region of the PRC, Macau Special Administrative Region of the PRC or Taiwan;

“PRC Joint Venture” means the joint venture established by Alvotech hf. (or its successor or transferee) in the PRC in partnership with certain Person incorporated under the laws of the PRC;

“PRC Restricted Subsidiary” means any Restricted Subsidiary incorporated under the laws of the PRC;

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding up;

“Proceedings” has the meaning given to it in Condition 23.1;

“Proposed SPAC Listing” means the SPAC Listing to be effected on the Completion Date pursuant to the BCA in accordance with the Proposed SPAC Listing Consent Letters.

“Proposed SPAC Listing Consent Letters” means each of the following:

(1)	a confirmation request letter between the Issuer and the Bondholders dated 7 December 2021; and

(2)	a confirmation request letter between the Issuer and the Bondholders dated 12 January 2022.

“Proprietary Rights” means the Intellectual Property and the Drug Applications;

“Qualified IPO” has the meaning given to it in Condition 10.1;

“Qualified Receivables Financing” means any Receivables Financing of a Receivables Subsidiary that meets the following conditions:

(1)

the Board shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuer and the Receivables Subsidiary;

(2)	all sales of accounts receivable and related assets to the Receivables Subsidiary are made at Fair Market Value (as determined in good faith by the Issuer); and

(3)	the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuer) and may include Standard Securitisation Undertakings.

41	Alvotech - Bond Instrument (Tranche B)

The grant of a security interest in any accounts receivable of the Issuer or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure Bank Indebtedness, Indebtedness in respect of the Bonds or any Refinancing Indebtedness with respect to the Bonds shall not be deemed a Qualified Receivables Financing;

“Qualified SPAC Listing” has the meaning given to it in Condition 10.1;

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and all other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing;

“Receivables Financing” means any transaction or series of transactions that may be entered into by the Issuer or any of its Subsidiaries pursuant to which the Issuer or any of its Subsidiaries, may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Issuer or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Issuer or any of its Subsidiaries, and any assets related thereto including all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitisation transactions involving accounts receivable and any Hedging Obligations entered into by the Issuer or any such Subsidiary in connection with such accounts receivable;

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller;

“Receivables Subsidiary” means a Restricted Subsidiary of the Issuer (or another Person formed for the purposes of engaging in Qualified Receivables Financing with the Issuer in which the Issuer or any Subsidiary of the Issuer makes an Investment and to which the Issuer or any Subsidiary of the Issuer transfers accounts receivable and related assets) that engages in no activities other than in connection with the financing of accounts receivable of the Issuer and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and that is designated by the Board (as provided below), as a Receivables Subsidiary and:

(1)

no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Issuer or any other Subsidiary of the Issuer (excluding guarantees of obligations (other than the principal of and interest on Indebtedness) pursuant to Standard Securitisation Undertakings), (ii) is recourse to or obligates the Issuer or any other Subsidiary of the Issuer in any way other than pursuant to Standard Securitisation Undertakings, or (iii) subjects any property or asset of the Issuer or any other Subsidiary of the Issuer, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitisation Undertakings;

42	Alvotech - Bond Instrument (Tranche B)

(2)

with which neither the Issuer nor any other Subsidiary of the Issuer has any material contract, agreement, arrangement or understanding (other than as part of the Qualified Receivables Financing) other than on terms that the Issuer reasonably believes to be no less favourable to the Issuer or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Issuer; and

(3)

to which neither the Issuer nor any other Subsidiary of the Issuer has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board shall be evidenced to the Bondholders by filing with the Bondholders a certified copy of the resolution of the Board giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions;

“Redemption Amount” of a Bond means 100% of the outstanding principal amount of that Bond plus all accrued, uncapitalised and unpaid coupon in respect thereof from the 2021 A&R Effective Date to the applicable redemption date and all other amounts due and payable in respect thereof;

“Reference Treasury Dealer” means each of any three investment banks of recognised standing that is a primary U.S. Government securities dealer in The City of New York, selected by the Issuer in good faith;

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Relevant Redemption Date (other than a Special Put Date), the average as determined by the Issuer in good faith, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Relevant Redemption Date (other than a Special Put Date);

“Refinancing Indebtedness” has the meaning given to it in Condition 9.4(b);

“Refunding Capital Stock” has the meaning given to it in Condition 9.5(b);

“Register of Bondholders” has the meaning given to it in Condition 5.2;

“Registrar” has the meaning given to it in Condition 5.1;

“Registrar’s Office” means the Registrar’s office, initially at 54/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, or any other office notified to the Bondholders pursuant to Condition 20;

“Relevant Redemption Date” has the meaning given to it in the definition of “Applicable Premium”;

“Restricted Cash” means Cash Equivalents held by Restricted Subsidiaries that is contractually restricted from being distributed to the Issuer, except for such restrictions that are contained in agreements governing Indebtedness permitted under this Instrument and that is secured by such Cash Equivalents;

43	Alvotech - Bond Instrument (Tranche B)

“Restricted Investment” means an Investment other than a Permitted Investment;

“Restricted Payments” has the meaning given to it in Condition 9.5(a);

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this Instrument, all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Issuer;

“Sæmundur Articles” means the articles of associations and/or any amendments thereto that takes effect on or about the Issue Date;

“Sæmundur Letter” means the deed poll dated on or about the Issue Date entered into by Sæmundur setting forth, among others, certain undertakings by Sæmundur for the benefit of the Bondholders;

“S&P” means Standard & Poor’s Ratings Services or any successor to the rating agency business thereof;

“Sæmundur” has the meaning given to it in Condition 9.15;

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or acquired after the Issue Date by the Issuer or a Restricted Subsidiary whereby the Issuer or a Restricted Subsidiary transfers such property to a Person and the Issuer or such Restricted Subsidiary contemporaneously leases it from such Person pursuant to a lease on reasonable market terms, other than leases between the Issuer and a Restricted Subsidiary of the Issuer or between Restricted Subsidiaries of the Issuer;

“Sanctions” means, collectively, any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or imposed by the Trading with the Enemy Act, 50 U.S.C. App. 1 et seq., the United Nationals Security Counsel, the European Union, Her Majesty’s Treasury, or other relevant sanction authority;

“SEC” means the United States Securities and Exchange Commission;

“Secured Bank Indebtedness” means any Bank Indebtedness that is secured by a Permitted Lien incurred or deemed incurred pursuant to clause (6)(A) of the definition of “Permitted Lien”;

“Secured Indebtedness” means any Indebtedness secured by a Lien;

“Secured Indebtedness Leverage Ratio” means, with respect to any Person at any date, the ratio of (i) Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with IFRS) that constitutes Obligations, less the amount of Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date. In the event that the Issuer or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems or otherwise discharges any Indebtedness subsequent to the commencement of the period for which the Secured Indebtedness Leverage

44	Alvotech - Bond Instrument (Tranche B)

Ratio is being calculated but prior to the event for which the calculation of the Secured Indebtedness Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption or discharge of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuer may elect, pursuant to an Officer’s Certificate delivered to the Bondholders, to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS), in each case with respect to a business, a division or an operating unit of a business, as applicable, and any operational changes that the Issuer or any of its Restricted Subsidiaries has both determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Secured Leverage Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes (and the change of any associated Indebtedness and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to a business, a division or an operating unit of a business, as applicable, that would have required adjustment pursuant to this definition, then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officer’s Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event. For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period;

“Secured Obligations” has the meaning given to it in Condition 7.1;

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder;

“Security” has the meaning given to it in Condition 7.1;

“Security Document Order” has the meaning given to it in Condition 7.13;

45	Alvotech - Bond Instrument (Tranche B)

“Security Documents” has the meaning given to it in Condition 7.1;

“Senior Management” means each of the chairman, chief executive officer, chief operating officer, chief financial officer, chief legal officer, treasurer, assistant treasurer or controller, or in each case, person(s) performing equivalent functions;

“Shareholder Affiliate” means any Shareholder of the Issuer, each Affiliate of any such Shareholder, any trust of which any such Shareholder or any of its Affiliates is a trustee, any partnership of which any such Shareholder or any of its Affiliates is a partner and any trust, fund or other entity which is managed by, or is under the control of, any such Shareholder or any of its Affiliates.

“Share Charge (Alvotech hf.)” means an Icelandic law governed share charge dated on 14 December 2018 and made between the Issuer and Alvotech Swiss AG as chargor and Madison Pacific Trust Limited as security trustee in respect of shares in Alvotech hf, including the addendum thereto dated 28 September 2019 with respect to the transfer of certain shares in Alvotech hf. to Alvotech Swiss AG.

“Share Pledge (Alvotech Swiss AG)” means a Swiss law governed share pledge dated on 14 December 2018 and made between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security agent in respect of shares in Alvotech Swiss AG.

“Share Pledge (Alvotech Germany GmbH)” means a German law governed share pledge dated 13 December 2018 (No. 213, Part I of the Roll of Deeds 2018 of the Civil Law Notary Elmar Günther, Frankfurt-am-Main) and made between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of shares and certain ancillary rights in Alvotech Germany GmbH.

“Share Pledge (Alvotech Hannover GmbH)” means a German law governed share pledge dated 13 December 2018 (No. 213, Part II of the Roll of Deeds 2018 of the Civil Law Notary Elmar Günther, Frankfurt-am-Main) and made between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of shares and certain ancillary rights in Alvotech Hannover GmbH (formerly known as Glycothera GmbH).

“Shares” means the ordinary shares with a nominal value of one cent (US$0.01) each in the share capital of the Issuer or shares of any class or classes resulting from any subdivision, consolidation or re-classification of those shares, which as between themselves have no preference in respect of dividends or of amounts payable in the event of any liquidation or dissolution of the Issuer (or, as the context may require from and after the occurrence of the Listing Date the shares of the Person listed on the applicable Stock Exchange in respect of the IPO or SPAC Listing related to such Listing Date, as applicable);

“Similar Business” means a business, the majority of whose revenues are derived from the activities of the Issuer and its Subsidiaries as of the Issue Date or any business or activity that is reasonably similar or complementary thereto or a reasonable extension, development or expansion thereof or ancillary or complementary thereto;

46	Alvotech - Bond Instrument (Tranche B)

“SPAC Listing” means entering into binding documentation to give effect to a sale, business combination, consolidation, amalgamation or merger of the Issuer (or any holding company or Subsidiary undertaking of the Issuer) with or into, or other transaction involving, a special purpose acquisition company or any Subsidiary undertaking thereof (“SPAC”) following which the current holders of Voting Stock in the Issuer hold securities issued by the SPAC or the Issuer (or any holding company or Subsidiary undertaking of the Issuer) that are or will be listed on a Stock Exchange, provided that the Bondholders (holding in aggregate more than 50% of the principal amount of the Bonds then outstanding) have confirmed in writing to the Issuer that the proposed SPAC Listing does not adversely affect the interests of the Bondholders under the Bond Documents (taken as a whole), and provided further that the Bondholders will act reasonably in granting such confirmation, with such confirmation not to be unreasonably withheld or delayed.

“Special Put Date” has the meaning given to it in Condition 13.5(b);

“Special Put Exercise Notice” has the meaning given to it in Condition 13.5(b) ;

“Special Put Triggering Date” has the meaning given to it in Condition 13.5(a);

“Special Resolution” has the meaning given to it in paragraph 18 of Schedule 3;

“Specified Office” means, with respect to the Paying Agent, initially at 54/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, or, any other office notified to the Bondholders pursuant to Condition 20;

“Standard Securitisation Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Issuer or any Subsidiary of the Issuer that the Issuer has determined in good faith to be customary in a Receivables Financing including those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitisation Undertaking;

“Stated Maturity” means, with respect to any Indebtedness, the date specified in the document(s) governing such Indebtedness as the fixed date on which the final payment of principal of such Indebtedness is due and payable, including pursuant to any mandatory prepayment or redemption provision (but excluding any provision providing for the prepayment or repurchase of such Indebtedness at the option of the holder thereof upon the happening of any contingency beyond the control of the borrower or the issuer unless such contingency has occurred);

“Stock Exchange” means a major internationally recognised exchange including but not limited to HKSE, NASDAQ or their respective successors;

“Subordinated Indebtedness” means any Indebtedness incurred by the Issuer or any Restricted Subsidiary (whether outstanding on the Issue Date or thereafter Incurred) which is by its terms subordinated in right of payment to the Bonds. For the avoidance of doubt, (x) Subordinated Indebtedness shall be deemed to include any Indebtedness that by its terms is not payable in cash (whether by its terms, by acceleration or otherwise) prior to the repayment in full of the Obligations and (y) Indebtedness shall not be considered subordinated in right of payment solely because it is unsecured, or secured on a junior basis to or entitled to proceeds from security enforcement after, other Indebtedness;

“Subscription Agreements” has the meaning given to it in Condition 2.

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“Subsidiary” includes, in relation to any Person: (i) any company or business entity of which that Person owns or controls (either directly or through one or more other subsidiaries) more than 50 per cent. of the issued share capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or business entity; (ii) any company or business entity of which that Person owns or controls (either directly or through one or more other subsidiaries) not more than 50 per cent. of the issued share capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or business entity but effectively controls (either directly or through one or more other Subsidiaries) the management or the direction of business operations of such company or business entity; and (iii) any company or business entity which at any time has its accounts consolidated with those of that Person or which, under Luxembourg law or any other applicable law, regulations or the IFRS or such other applicable generally accepted accounting principles from time to time, should have its accounts consolidated with those of that Person;

“Successor Company” has the meaning given to it in Condition 9.11;

“Swiss Guarantor” has the meaning given to it in Condition 6.13;

“Swiss Guarantor Maximum Amount” has the meaning given to it in Condition 6.13;

“Swiss Security” has the meaning given to it in Condition 7.3;

“Swiss Withholding Tax” has the meaning given to it in Condition 6.13;

“Tax Credit” has the meaning given to it in Condition 14.1;

“Tax Deduction” has the meaning given to it in Condition 14.1;

“Tax Jurisdiction” has the meaning given to it in Condition 13.3;

“Tax Option Exercise Notice” has the meaning given to it in Condition 13.3;

“Tax Redemption Date” has the meaning given to it in Condition 13.3;

“Tax Redemption Notice” has the meaning given to it in Condition 13.3;

“Taxes” has the meaning given to it in Condition 14.1;

“Total Assets” means the total consolidated assets of the Issuer and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Issuer without giving effect to any amortisation of the amount of intangible assets since the Issue Date (or, with respect to any intangible assets acquired after the Issue Date, the date such assets were acquired by the Issuer or a Restricted Subsidiary);

“Trading Day” means a day when the Stock Exchange or, as the case may be, an Alternative Stock Exchange, is open for dealing business; provided that if no VWAP or Closing Price, as the case may be, is reported in respect of the relevant Shares on the Stock Exchange or, as the case may be, such Alternative Stock Exchange, for one or more consecutive dealing days such day or days will be disregarded in any relevant calculation and shall be deemed not to have existed when ascertaining any period of dealing days;

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“Transfer Certificate” has the meaning given to it in Condition 5.4;

“U.S.” or “United States” means the United States of America;

“Uniform Commercial Code” means the New York Uniform Commercial Code as in effect from time to time;

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the board of directors of such Person in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary of the Issuer) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Issuer or any other Subsidiary of the Issuer that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any of its Restricted Subsidiaries; provided, further, however, that either: (a) the Subsidiary to be so designated has total consolidated assets of US$1,000 or less; or (b) if such Subsidiary has consolidated assets greater than US$1,000, then such designation would be permitted under Condition 9.5.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)

(1) the Issuer would be permitted to Incur US$1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in Condition 9.4(a) or (2) the Consolidated Leverage Ratio for the Issuer and its Restricted Subsidiaries would be less than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y)	no Event of Default shall have occurred and be continuing.

Any such designation by the Issuer shall be evidenced to the Bondholders by promptly filing with the Bondholders a copy of the resolution of the Board or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions;

“Upstream or Cross-Stream Secured Obligations” has the meaning given to it in Condition 6.13;

“US$” or “U.S. dollar” means the lawful currency of the U.S;

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person

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“VWAP” has the meaning given to it in the definition of Current Market Price; and

“Wholly Owned Restricted Subsidiary” means any wholly owned Subsidiary that is a Restricted Subsidiary.

1.2	Headings used in this Instrument are for ease of reference only and shall be ignored in interpreting this Instrument.

1.3	References to Conditions and Schedules are references to Conditions and Schedules of or to this Instrument.

1.4	In this Instrument:

(a)	words and expressions in the singular include the plural and vice versa and words and expressions importing one gender include every gender;

(b)

any words following the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words, phrase or term preceding those terms;

(c)	any reference to a person includes any public body and any body of persons, corporate or unincorporated;

(d)

references to any ordinance, statute, legislation or enactment shall be construed as a reference to such ordinance, statute, legislation or enactment as may be amended or reenacted from time to time and for the time being in force;

(e)

references in this Instrument to principal, premium and other payments payable by the Issuer shall be deemed also to refer to any additional amounts which may be payable under Condition 14 or any undertaking or covenant given in addition thereto or in substitution therefor pursuant to this Instrument; and

(f)

any reference in these Conditions to “interest” or “coupon” in respect of the Bonds or to any moneys payable by a Guarantor or the Issuer under these Conditions or the other Bonds Documents shall be deemed to include a reference to any default interest which may be payable under Condition 12.6 (Default Interest and Delay in Payment) of this Instrument and any reference in these Conditions to accrued interest, accrued coupon, and related expressions shall be construed accordingly.

1.5

References to any agreement or instrument are, unless expressed to be a reference to an agreement or instrument in its original form as at a particular date, references to that agreement or instrument as from time to time amended, novated, supplemented, extended, restated or replaced.

2	Amount and Issue of Bonds

The Issuer hereby constitutes the Bonds, in aggregate principal amount of US$222,693,497, and together with the aggregate principal amount of the Other Bonds outstanding, in an aggregate principal amount of US$397,400,874, including:

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(a)

US$128,872,889 originally issued on the Issue Date pursuant to a subscription agreement originally dated 30 November 2018 between the Issuer, the Initial Guarantors and an investor and a subscription agreement originally dated 17 January 2019 between the Issuer, the Initial Guarantors and an investor (in each case, as rolled over pursuant to the relevant Conversion, Redemption and Rollover Agreement (as defined in the 2021 Amendment and Restatement Deed) (the “2018 and 2019 Subscription Agreements”); and

(b)

further Bonds in aggregate principal amount of US$83,820,608 issued on the 2021 A&R Effective Date pursuant to a subscription agreement dated 24 June 2021 between the Issuer, the Initial Guarantors and Arion Banki Hf. (the “Arion Subscription Agreement”); and

(c)

further Bonds in aggregate principal amount of US$10,000,000 issued on the Effective Date pursuant to a subscription agreement dated 24 June 2021 between the Issuer, the Initial Guarantors and Oaktree Gilead Investment Fund AIF (Delaware), L.P., OCM Strategic Credit Investments 3 S.à r.l., Oaktree Huntington-GCF Investment Fund (Direct Lending AIF), L.P., Oaktree Global Credit Plus Fund, L.P., OCM Strategic Credit Investments 2 S.à r.l., Oaktree Specialty Lending Corporation, OCM Strategic Credit Investments S.à r.l. and Oaktree Strategic Income II, Inc. (the “Oaktree Subscription Agreement”, together with the Arion Subscription Agreement, the “2021 Subscription Agreements”), and the 2018 and 2019 Subscription Agreements and the 2021 Subscription Agreements, together, the “Subscription Agreements”).

3	Status

The Bonds constitute direct, unsubordinated and unconditional obligations of the Issuer and shall at all times rank pari passu and without any preference or priority among themselves. The payment obligations of the Issuer under the Bonds shall, save for such exceptions as may be provided by mandatory provisions of applicable laws and subject to Condition 7.9, at all times rank at least equally with all of the Issuer’s other present and future direct, unsubordinated, unconditional and unsecured obligations.

No application will be made for a listing of the Bonds.

4	Form, Denomination and Title

4.1	Form and Denomination

The Bonds are issued in registered form in the denomination of US$200,000 each (or such other amount as agreed by the Issuer and the Bondholders (as approved by an Ordinary Resolution of the Bondholder)). The registered holding of Bonds is evidenced by the Register of Bondholders (as defined below). If a bond certificate is requested by a Bondholder to be issued, a bond certificate in the form set out in Schedule 1 to this Instrument (each a “Bond Certificate”) will be issued to that Bondholder evidencing its registered holding of Bonds. Each Bond and each Bond Certificate will be numbered serially with an identifying number, which will be recorded in the Register of Bondholders which the Registrar will keep and, if applicable, on the Bond Certificate.

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4.2	Title

Title to the Bonds passes only by transfer and registration in the Register of Bondholders as further described in Condition 5. The holder of any Bond will (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or the theft or loss of, the Bond Certificate issued in respect of it (other than the endorsed Transfer Certificate)) and no person will be liable for so treating the holder.

5	Registrar and Paying Agent; Transfers of Bonds; Issue of Bond Certificates

5.1	Registrar and Paying Agent

(a)

The Issuer shall maintain (i) an office or agency where the Bonds may be presented for registration of transfer or for exchange (the “Registrar”) and (ii) an office or agency where the Bonds may be presented for payment (the “Paying Agent”). The Issuer may have one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrars. The term “Paying Agent” includes the Paying Agent and any additional paying agents. The Issuer initially appoints Madison Pacific Trust Limited as Registrar and Paying Agent and Madison Pacific Trust Limited accepts such appointments.

(b)

At its sole discretion, the Issuer may remove any Registrar or Paying Agent upon written notice to such Registrar or Paying Agent and to the Security Trustee at any time; provided, however, that no such removal shall become effective until acceptance of an appointment by a successor as evidenced by an appropriate agreement entered into by the Issuer and successor Registrar or Paying Agent, as the case may be.

(c)

Upon the appointment of the Registrar or the Paying Agent, the Issuer shall promptly notify the Bondholders in writing of the Registrar’s Office or the Specified Office of such Paying Agent to the extent not already set forth in this Instrument.

5.2	Register of Bondholders

The Issuer will cause to be kept, and the Registrar shall keep, at the Registrar’s Office a register on which shall be entered, inter alias, (i) the nominal amounts of the Bonds, (ii) the nominal amounts and the serial numbers of the Bonds, (iii) the dates of issue of the Bonds, (iv) all subsequent transfers and changes of ownership of the Bonds, (v) the names and addresses of the Bondholders, (vi) all cancellations of the Bonds (the “Register of Bondholders”). Each Bondholder shall be entitled but not obligated to request one Bond Certificate in respect of its entire holding. Each Bondholder, the Issuer and any Person authorised in writing by the Bondholder shall be at liberty, (i) during normal office hours and, in respect of a Bondholder and authorised Person, (ii) upon written notice delivered reasonably in advance to the Registrar, to inspect and, at the costs of the Bondholder, take copies of the Register of Bondholders. Any change in the Registrar’s Office shall be promptly notified to the Bondholders and the Issuer in accordance with Condition 20.

5.3	Bondholder Lists

The Registrar shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of the Bondholders (“List of Bondholders”). If the Paying Agent is not the Registrar, the Registrar shall furnish, to the Paying Agent (with a copy to the Issuer), in writing at least five Business Days before the due date of principal, premium, coupon, default interest or any other amounts payable under this Instrument and at such other times as the Paying Agent may request in writing, a list in such form and as of such date as the Paying Agent may reasonably require of the names and addresses of Bondholders.

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The Registrar, upon request by Issuer, shall promptly furnish to the Issuer the List of Bondholders. In the event of an amendment to the List of Bondholders, the Registrar shall promptly provide an updated copy of the List of Bondholders to the Issuer.

5.4	Transfers

(a)

Subject to Condition 5.7 and any applicable laws and regulations, including, but not limited to, any transfer restriction pursuant to securities laws as set forth in the Bond Certificates, a Bond may be transferred or exchanged at any time by delivery of an endorsed transfer certificate (substantially in the form set out in Schedule 2 to this Instrument) (a “Transfer Certificate”) duly completed and signed by the registered Bondholder, the transferee or their respective attorneys duly authorised in writing and, if such Bond is in certificated form, delivery of the Bond Certificate issued in respect of that Bond, to the Registrar at the Registrar’s Office together with such evidence as the Registrar may reasonably require to prove the authority of the individuals who have executed the Transfer Certificate; provided that unless with the Issuer’s written consent, no title to a Bond may be transferred or exchanged to an individual that is resident in the Grand Duchy of Luxembourg for tax purposes.

(b)	No transfer of title to a Bond will be valid unless and until entered on the Register of Bondholders.

(c)

Any transfer is subject to performance by the Security Trustee of all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to such transfer, the completion of which the Security Trustee shall promptly notify to the existing Bondholder and the new Bondholder.

(d)	The New Holder shall prior to or on the Transfer Date pay a transfer fee of US$3,000 to the Security Trustee (for its own account).

5.5	Delivery of New Bond Certificates

(a)

If a Bond Certificate is requested by a Bondholder to be issued, each new Bond Certificate to be issued upon a transfer or exchange of Bonds shall, within five Business Days of receipt by the Registrar of an executed Transfer Certificate duly completed and signed, be made available for collection at the Registrar’s Office or, if so requested in the Transfer Certificate, be mailed by uninsured mail at the risk of the holder entitled to the Bonds (but free of charge to the holder) to the address specified in the Transfer Certificate.

(b)

Where only part of the principal amount of the Bonds in respect of which a Bond Certificate is issued is to be transferred or exchanged, a new Bond Certificate in respect of the Bonds not so transferred or exchanged will, within five Business Days of delivery of the original Bond Certificate to the Registrar, be mailed by uninsured mail at the risk of the holder entitled to the Bonds not so transferred or exchanged (but free of charge to the holder) to the address of such holder appearing on the Register of Bondholders.

(c)

The Registrar shall promptly update and make entries into the Register of Bondholders to reflect any transfer or exchange of the Bonds made pursuant to these Conditions and shall promptly provide copies of such updated Register of Bondholders to each of the Bondholder and the Issuer.

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5.6	Formalities Free of Charge

Registration of a transfer of Bonds and the issuance of new Bond Certificates will be effected without charge by the Registrar on behalf of the Issuer, but only upon payment or procuring of payment (or the giving or the procuring of giving of such indemnity as the Registrar or the Issuer may reasonably require) by the person making such application for transfer in respect of any tax or other governmental charges which may be imposed in relation to such transfer.

5.7	Closed Periods

No Bondholder may require the transfer of a Bond to be registered: (i) during the period of seven days ending on (and including) the dates for redemption pursuant to Condition 14.2; (ii) after a Change of Control Put Exercise Notice has been deposited in respect of such a Bond; or (iii) after a Bond has otherwise been called or put for redemption in accordance with its terms, each such period being a “Closed Period”.

5.8	Other Duties of the Registrar and Paying Agent

The Registrar and Paying Agent shall so long as any Bond is outstanding, as applicable under these Conditions:

(a)

effect exchanges of interests in the Bonds, in accordance with these Conditions and this Instrument, keep a record of all such exchanges and ensure that the Paying Agent is notified immediately after any such exchange;

(b)	make any necessary notations on the Bonds following transfer or exchange of interests in them;

(c)

receive any document in relation to or affecting the title to any of the Bond Certificate including all forms of transfer, forms of exchange, probates, letters of administration and powers of attorney;

(d)

if appropriate, charge to the Bondholders presented for exchange or transfer (i) the costs or expenses (if any) of delivering Bond Certificates issued on exchange or transfer other than by regular uninsured mail and (ii) a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration;

(e)	maintain proper records of the details of all documents and certifications received by itself or any other agent; and

(f)	comply with the requests of the Issuer with respect to the maintenance of the Register and give to the Issuer any information required by it for the proper performance of its duties.

5.9	Fees and Expenses of the Registrar and Paying Agent

The Issuer or, in accordance with the terms of the Guarantee, the Guarantors, shall pay to the Registrar and Paying Agent the fees and expenses in respect of the Registrar and Paying Agent’s services as set out in the Fee Letter.

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5.10	Indemnity

Each of the Issuer and the Guarantors hereby unconditionally and irrevocably covenants and undertakes jointly and severally to indemnify and hold harmless each of the Registrar and the Paying Agent, their respective directors, officers, employees and agents (each an “indemnified party”) in full at all times, against all losses, liabilities, actions, proceedings, claims, demands, penalties, damages, costs, expenses disbursements, and other liabilities whatsoever (the “Losses”), including without limitation the costs and expenses of legal advisors and other experts, which may be suffered or brought against or properly incurred by such indemnified party as a result of or in connection with (a) their appointment or involvement hereunder or the exercise or non-exercise of any of their powers, discretions, functions or duties hereunder or the taking of any acts in accordance with the terms of this Instrument or its usual practice; or (b) any instruction or other direction upon which an indemnified party may rely under this Instrument, as well as the costs and expenses properly incurred by an indemnified party of defending itself against or investigating or disputing any claim or liability with respect of the foregoing, provided that this indemnity shall not apply in respect of an indemnified party to the extent that a court of competent jurisdiction determines that any such Losses incurred or suffered by or brought against such indemnified party arises directly as a result of such indemnified party’s fraud, wilful misconduct or gross negligence. Each indemnified party shall, to the extent permitted by applicable laws, notify the Issuer and the Guarantors promptly of any third party claim for which it may seek an indemnity from the Issuer or the Guarantors, as the case may be.

5.11	Consequential Damages

Notwithstanding any other term or provision of this Instrument to the contrary, neither the Registrar or the Paying Agent shall be liable under any circumstances for special, punitive, indirect or consequential loss or damage of any kind whatsoever including but not limited to loss of profits (whether direct or indirect), goodwill, business or opportunities, whether or not foreseeable, even if such Agent is actually aware of or has been advised of the likelihood of such loss or damage and regardless of whether the claim for such loss or damage is made in negligence, for breach of contract, breach of trust, breach of fiduciary obligation or otherwise.

5.12	Survival

The provisions of Conditions 5.10, 5.11 and 5.12 shall survive the termination or expiry of this Instrument and the resignation or removal of the Paying Agent, Registrar or Security Trustee.

5.13	Exclusion of Liability

(a)	Neither the Registrar nor the Paying Agent shall be responsible or be liable for:

(i)

the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Registrar and Paying Agent or any other person in or in connection with any Bond Document or the transactions contemplated in the Bond Documents, or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Bond Document;

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(ii)

the legality, validity, effectiveness, adequacy or enforceability of any Bond Document, the Collateral, or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Bond Document or the Collateral;

(iii)

any losses, damages or costs to any person or diminution in value or any liability arising as a result of taking or refraining from taking any action in relation to any of the Bond Documents, the Collateral, or otherwise, whether in accordance with an instruction from an Agent or otherwise unless directly caused by its gross negligence or wilful misconduct;

(iv)

the exercise of, or the failure to exercise, any judgment, discretion or power given to it by or in connection with any of the Bond Documents, the Collateral, or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, the Bond Documents or the Collateral;

(v)	any shortfall which arises on the enforcement or realisation of the Collateral;

(vi)

any determination as to whether any information provided or to be provided to any Bondholder is non-public information, the use of which may be regulated or prohibited by applicable law or regulation relating to insider trading or otherwise;

(vii)	without prejudice to the generality of paragraphs (ii) and (iii) above, any damages, costs, losses, any diminution in value or any liability whatsoever arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets; breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)	Nothing in this Instrument shall oblige the Registrar and Paying Agent to carry out:

(i)	any “know your customer” or other checks in relation to any Person; or

(ii)	any check on the extent to which any transaction contemplated by this Instrument might be unlawful for any Bondholder,

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on behalf of any Bondholder and each Bondholder confirms to the Registrar and Paying Agent, that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Registrar and Paying Agent.

(c)

Without prejudice to any provision of any Bond Document excluding or limiting the liability of the Registrar and Paying Agent, any liability of the Registrar and Paying Agent, arising under or in connection with any Bond Document or the Collateral shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Registrar and Paying Agent or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Registrar and Paying Agent at any time which increase the amount of that loss. In no event shall the Registrar and Paying Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Registrar and Paying Agent have been advised of the possibility of such loss or damages.

5.14	Rights of Paying Agent

(a)

The Paying Agent shall be entitled to the compensation agreed upon in this Deed and in accordance with the Fee Letter with the Issuer for all services rendered by it, and the Issuer agrees to promptly pay such compensation and to reimburse the Paying Agent on written demand for properly incurred and documented costs and out-of-pocket expenses (including legal fees and expenses) in connection with the appointment and the services rendered by it hereunder (plus any applicable value added tax).

(b)

The Paying Agents shall not be required to expend or risk any of its own funds or otherwise incur any liability, financial or otherwise, in the performance of any of its duties hereunder. The Paying Agent shall not be responsible for paying tax, levy, impost, duty, fee, assessment or governmental charge of any nature or other payment or for determining whether such amounts are payable or the amount thereof, and shall not be responsible or liable for any failure by the Issuer, any holder of the Bonds or any other person to pay such tax, levy, impost, duty, fee, assessment or governmental charge of any nature or other payment in any jurisdiction.

(c)

The Paying Agent may at any time resign without cost or assigning any reason by giving written notice of its resignation to the Issuer specifying the date on which its resignation shall become effective. Upon receiving such notice of resignation, the Issuer shall promptly appoint a successor to such Agent by written instrument in duplicate executed on behalf of the Issuer, one copy of which shall be delivered to the resigning Agent and one copy to the successor Agent. Notwithstanding the date of effectiveness specified in such written notice of resignation, each resignation shall become effective only upon the acceptance of appointment by the successor to such Agent. The Issuer may, at any time and for any reason written notice to that effect remove any Agent and appoint a successor Agent by written instrument in duplicate executed on behalf of the Issuer, one copy of which shall be delivered to the Paying Agent being removed and one copy to the successor Paying Agent. Notwithstanding the date of effectiveness specified in such written notice of removal, each removal of an Agent and any appointment of a successor Agent shall become effective only upon

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acceptance of appointment by the successor to such Agent as provided hereof. Upon resignation or removal, such Agent shall be entitled to the payment by the Issuer of its compensation for the services rendered hereunder and to the reimbursement of all properly incurred out-of-pocket expenses (including, without limitation, reasonable legal fees and expenses) incurred and in connection with the services rendered by it hereunder.

6	Guarantees

6.1	Guarantees

Each Guarantor hereby unconditionally, irrevocably, jointly and severally guarantees as a primary obligor, and not merely as a surety, on an unsubordinated basis to each Bondholder and its successors and assigns punctual payment of all sums expressed to be payable by the Issuer under this Instrument and the Bonds (the “Guaranteed Obligations”), as and when the same becomes due and payable, whether at the Maturity Date, upon early redemption, upon acceleration or otherwise, and the performance of all other obligations expressed to be assumed by the Issuer according to the terms of this Instrument and the Bonds. In case of the failure of the Issuer to pay any such sum as and when the same shall become due and payable, each Guarantor hereby undertakes to cause such payment to be made as and when the same becomes due and payable, whether at the Maturity Date, upon early redemption, upon acceleration or otherwise, as if such payment were made by the Issuer. In case of the failure of the Issuer to perform any such other obligation as and when the same shall become due for performance, each Guarantor hereby undertakes to use its best efforts to procure the performance of such other obligation as and when the same becomes due for performance.

6.2	Guarantors as Principal Debtors

Each Guarantor undertakes, as an independent primary obligation, that it shall pay to each Bondholder promptly on demand sums sufficient to indemnify each Bondholder against any loss sustained by such Bondholder by reason of:

(a)	the non-payment as and when the same shall become due and payable of any sum expressed to be payable by the Issuer under this Instrument or in respect of the Bonds; or

(b)	the non-performance as and when the same shall become due for performance of any other obligation expressed to be assumed by the Issuer in this Instrument,

(c)

in each case, whether by reason of any of the obligations expressed to be assumed by the Issuer in this Instrument or the Bonds being or becoming void, voidable or unenforceable for any reason, whether or not known to such Bondholder or for any other reason whatsoever.

6.3	Unconditional Payment

If the Issuer defaults in the payment of any sum expressed to be payable by the Issuer under this Instrument or in respect of the Bonds as and when the same shall become due and payable, the Guarantors shall forthwith unconditionally pay or procure to be paid to or to the order of the Bondholders in United States Dollars in same day, freely transferable funds the amount in respect of which such default has been made; provided that every payment of such amount made by the Guarantors to the Bondholders shall be deemed to cure pro tanto such default by the Issuer and shall be deemed for the purposes of this Condition 6 to have been paid to or for the account of the Bondholders.

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6.4	Unconditional Obligation

Each Guarantor agrees that its obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of this Instrument or any Bond, or any change in or amendment hereto or thereto, the absence of any action to enforce the same, any waiver or consent by any Bondholder with respect to any provision of this Instrument or the Bonds, the obtaining of any judgment against the Issuer or any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defence of a guarantor.

6.5	Guarantors’ Obligations Continuing

Each Guarantor waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest or notice with respect to any Bond or the indebtedness evidenced thereby and all demands whatsoever. Each Guarantor agrees that the guarantee and indemnity contained in this Condition 6 is a continuing guarantee and indemnity and shall remain in full force and effect until all amounts due as principal, coupon or otherwise in respect of the Bonds or under this Instrument shall have been paid in full, regardless of any intermediate payment or discharge in whole or in part, and that the Guarantors shall not be discharged by anything other than a complete performance of the obligations of the Issuer contained in this Instrument and the Bonds.

6.6	Subrogation of Guarantors’ Rights

Each Guarantor shall be subrogated to all rights of the Bondholders against the Issuer in respect of any amounts paid by such Guarantor pursuant hereto; provided that the Guarantors shall not without the consent of the Bondholders be entitled to enforce, or to receive any payments arising out of or based upon or prove in any insolvency or winding up of the Issuer in respect of, such right of subrogation until such time as the principal of and coupon on all outstanding Bonds and all other amounts due under this Instrument and the Bonds have been paid in full. Furthermore, until such time as aforesaid each Guarantor shall not counter indemnity from the Issuer in respect of its obligations under this Condition 6.

6.7	Repayment to the Issuer

If any payment received by any Bondholder pursuant to the provisions of this Instrument shall, on the subsequent bankruptcy, insolvency, corporate reorganisation or other similar event affecting the Issuer, be avoided, reduced, invalidated or set aside under any laws relating to bankruptcy, insolvency, corporate reorganisation or other similar events, such payment shall not be considered as discharging or diminishing the liability of any of the Guarantors whether as guarantor, principal debtor or indemnifier and the guarantee contained in this Condition 6 shall continue to be effective or be reinstated, as the case may be, as if such payment had at all times remained owing by the Issuer and each Guarantor shall indemnify and keep indemnified the Bondholders on the terms of the guarantee and indemnity contained in this Condition 6.

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6.8	Ranking of the Guarantee

Each Guarantee constitutes direct, unconditional, unsubordinated and secured obligations of the relevant Guarantor which will at all times rank at least equally with all of the relevant Guarantor’s other present and future unsubordinated obligations, save for such exceptions as may be provided by mandatory provisions of applicable law (notably in respect of bankruptcy, insolvency or liquidation).

6.9	Future Guarantors

(a)

The Issuer shall cause each of its future Subsidiaries organised outside of the PRC (other than Receivables Subsidiaries, within ten Business Days of such Subsidiary becoming a Restricted Subsidiary to execute and deliver to the Bondholders an accession letter substantially in the form of Schedule 4 to this Instrument pursuant to which such Restricted Subsidiary shall, jointly and severally, with the existing Guarantors, guarantee the due payment in full of all sums expressed to be payable by the Issuer under this Instrument and the Bonds.

(b)

Each Subsidiary of the Issuer that guarantees the Bonds after the date of this Instrument in accordance with this Instrument is referred to as a “Future Guarantor” and, upon execution of the applicable accession letter, will be a Guarantor.

6.10	Release of A Guarantee

The Guarantee shall be released (on the occurrence of the events set out in paragraphs (a) and (b) below, only in relation to the Guarantor affected) if:

(a)

in relation to any Guarantor, it is disposed of in accordance with this Instrument; provided that (i) it is simultaneously released from its obligations (if any) in respect of any other indebtedness of the Issuer or any other Subsidiary; and (ii) the proceeds of any such disposal are used for purposes either permitted or required by this Instrument; or

(b)	all amounts due and payable under the Bonds then outstanding and this Instrument have been paid in full to the satisfaction of the Security Trustee.

In relation to the release of any Guarantor from its Guarantee, it shall remain effective until the Issuer has delivered to the Bondholders an Officer’s Certificate stating that all requirements relating to such release have been complied with and that such release is authorised and permitted by this Instrument.

6.11	No Reduction, Limitation, Impairment or Termination

Except as expressly set forth in Condition 6.12 hereof, the obligations of each Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of each Guarantor herein shall not be discharged or impaired or otherwise affected by the failure of the Bondholder

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to assert any claim or demand or to enforce any remedy under any of the Bond Documents, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the obligations, or by any other act or thing or omission or delay to do any other act or thing that may or might in any manner or to any extent vary the risk of the Guarantor or would otherwise operate as a discharge of such Guarantor as a matter of law or equity.

6.12	Limitations

(a)

Subject to Condition 6.12(c) below, any term or provision of this Instrument to the contrary notwithstanding, the maximum aggregate amount of the Guaranteed Obligations guaranteed hereunder by a Guarantor shall not exceed the maximum amount that can be guaranteed hereby without rendering the Guarantee of such Guarantor voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

(b)	None of the Guarantors shall have any obligation or liability to any Person relating to, arising out of, or in connection with, this Instrument or the Bonds other than as expressly set forth herein.

(c)

(i)	For purposes of this Condition 6.12(c) only:

“Affiliate” means a company which is an affiliated company (verbundenes Unternehmen) of another company within the meaning of section 16, 17 or 18 of the AktG;

“AktG” means the German Stock Corporation Act (Aktiengesetz);

“DPLA” means a domination and/or profit and loss pooling agreement (Beherrschungs – und/oder Gewinnabführungsvertrag) as defined in section 291 of the AktG;

“German Guarantor” means a Guarantor incorporated as a German limited liability company (Gesellschaft mit beschränkter Haftung -GmbH);

“GmbHG” means the German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung);

“HGB” means the German Commercial Code (Handelsgesetzbuch);

“Net Assets” means an amount equal to the sum of the amounts of the relevant German Guarantor’s assets (consisting of all assets which correspond to the items set forth in section 266 para. 2 A, B, C, D and E of the HGB) less the aggregate amount of the relevant German Guarantor’s liabilities (consisting of all liabilities and liability reserves which correspond to the items set forth in section 266 para. 3 B, C, D and E of the HGB), save that any obligations (Verbindlichkeiten) of the German Guarantor:

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(A)

owing to any member of the Group, any other Affiliate or any direct or indirect shareholder of the German Guarantor (“Subordinated Intra-Group Lender”) which are subordinated by law or by contract to any financial indebtedness outstanding under this Instrument and the Bonds (including, for the avoidance of doubt, obligations that would in an insolvency be subordinated pursuant to section 39 para. 1 no. 5 or section 39 para. 2 of the German Insolvency Code (Insolvenzordnung)) and including obligations under guarantees for obligations which are so subordinated, provided that a waiver of the relevant repayment claim would not violate mandatory legal restrictions applicable to the relevant Subordinated Intra-Group Lender; or

(B)	incurred in violation of any of the provisions of any Bond Document,

shall be disregarded; the Net Assets shall be determined in accordance with the generally accepted accounting principles applicable from time to time in Germany (Grundsätze ordnungsmäßiger Buchführung).

“Protected Capital” means in relation to the relevant German Guarantor the aggregate amount of:

(A)

its share capital (Stammkapital) as registered in the commercial register (Handelsregister), provided that any increase registered after the date of this Instrument shall not be taken into account unless (i) such increase has been effected with the prior written consent of the Bondholders and (ii) only to the extent it is fully paid up; and

(B)	its amount of profits (Gewinne) or reserves (Rücklagen) which are not available for distribution to its shareholder(s) in accordance with sections 253 para 6 or 268 para 8 of the HGB, as applicable;

“Subsidiary” means a company which is a subsidiary (Tochterunternehmen) of another company within the meaning of section 271 para. 2, section 290 of the HGB and/or within the meaning of sections 16 and 17 of the AktG; and

“Up-stream and/or Cross-stream Guarantee” means any Guarantee of the relevant German Guarantor if and to the extent such Guarantee secure any obligations of the Issuer or any other direct or indirect shareholder of the relevant German Guarantor or an Affiliate of the German Guarantor (other than the German Guarantor itself and its Subsidiaries), provided that it shall not constitute an Up-stream or Cross-stream Guarantee if and to the extent the Guarantee secures amounts outstanding under any Bond Document in relation to any financial accommodation made available under such Bond Document to the Issuer or any borrower and on-lent or otherwise passed on to, or issued for the benefit of, the relevant German Guarantor or any of its Subsidiaries and outstanding from time to time.

(ii)	This Condition 6.12(c) applies if and to the extent the Guarantee is an Up-stream and/or Cross-stream Guarantee.

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(iii)	The enforcement of any Up-stream and/or Cross-stream Guarantee shall be limited if and to the extent that:

(A)

the relevant German Guarantor is able to demonstrate that (1) at the time of entry into this Instrument it did not hold any recoverable indemnification claim (werthaltiger Freistellungsanspruch) (or separate indemnification claims) covering (in the aggregate) the amount of the Guaranteed Obligations for which such Up-stream and/or Cross-stream Guarantee is to be enforced and (2) entering into this Instrument had the effect of reducing the relevant German Guarantor’s Net Assets calculated as at the date of this Instrument to an amount that is lower than the amount of its current Protected Capital or, if the amount of the Net Assets were already lower at the date of this Instrument than the amount of its Protected Capital, the effect of causing the Net Assets to be further reduced and thereby violating sections 30, 31 GmbHG; and

(B)

the relevant German Guarantor has complied with its obligation to deliver the Management Determination (as defined below) and/or the Auditor’s Determination (as defined below), in each case in accordance with the requirements set out in paragraphs (iv) and (v) below.

(iv)

The limitations pursuant to this paragraph (c) shall not apply if the relevant German Guarantor is on the date a demand under the Guarantee is made (or was on the date of this Instrument) party to a DPLA as a dominated or profit distributing entity.

(v)

The limitations pursuant to this Condition 6.12(c) shall only apply if and to the extent that within 15 Business Days after a demand has been made under the Guarantee, the relevant German Guarantor has provided to the Bondholders a certificate signed by its managing director(s) (Geschäftsführer) (the “Management Determination”) confirming in writing and supported by reasonably detailed calculations and other available evidence:

(A)	if and to what extent the Guarantee is an Up-stream and/or Cross-stream Guarantee;

(B)

which indemnification claims the relevant German Guarantor held on the date of entering into this Instrument as a result of entering into this Instrument and if and to what extent such indemnification claims were not recoverable (werthaltig) at that time; and

(C)	to what extent entering into this Instrument had the effects set out in paragraph (iii)(A) above.

(vi)

If the Bondholders disagree with the Management Determination, the relevant German Guarantor shall, at its own cost and expense, within 20 Business Days following receipt of a request by the Bondholders, deliver an opinion of an accounting, appraisal or investment banking firm of national or international

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standing, or other recognised independent expert of national or international standing with experience appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required appointed by the relevant German Guarantor in consultation with the Bondholders (the “Auditor’s Determination”) and confirming:

(A)	if and to what extent the Guarantee is an Up-stream and/or Cross-stream Guarantee;

(B)

which indemnification claims the relevant German Guarantor held on the date of entering into this Instrument as a result of entering into this Instrument and if and to what extent such indemnification claims were not recoverable (werthaltig) at that time; and

(C)	to what extent entering into this Instrument had the effects set out in paragraph (iii)(A) above.

(vii)

The Bondholders shall be entitled to enforce any amount under the Upstream and/or Cross-stream Guarantee which, according the Auditor’s Determination, is enforceable in accordance with the limitations set out in this Condition 6.12(c).

(d)	Nothing in this Condition 6.12(c) shall prevent or limit the Bondholders to challenge the Auditor’s Determination or further pursue their rights and claims under this Instrument in court.

(e)

No reduction of the amount enforceable pursuant to this Condition 6.12(c) will prejudice the right of the Bondholders to continue to enforce the Guarantee until full satisfaction of the Guaranteed Obligations.

(f)

For the avoidance of doubt, no reduction of the amount enforceable pursuant to this Condition 6.12(c) shall apply if and to the extent for any reason (including as a result of a change in the relevant rules of law or their application or construction) the relevant situation referred to in paragraph (c)(iii) above does not constitute a breach of the relevant German Guarantor’s obligations to preserve its stated share capital pursuant to sections 30, 31 GmbHG (as amended, supplemented and/or replaced from time to time).

This Condition 6.12 shall survive any termination or discharge of this Instrument.

6.13	Limitation for Guarantors incorporated in Switzerland

Any Guaranteed Obligations pursuant to this Condition 6 that are incurred by a Guarantor incorporated in Switzerland (a “Swiss Guarantor”) or any other obligation of a Swiss Guarantor under this Instrument or any other Bond Document to grant economic benefits to its (direct or indirect) parent company or its sister companies, including, for the avoidance of doubt, any joint liability, any indemnity, any waiver of set-off or subrogation rights or waiver of intra-group claims, shall be subject to the following:

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(a)

If and to the extent a Swiss Guarantor becomes liable for any obligations of its (direct or indirect) parent company (upstream obligations) or its sister companies (cross-stream obligations) (the “Upstream or Cross-Stream Secured Obligations”) under the Bond Documents and if complying with such Upstream or Cross-Stream Secured Obligations would constitute a repayment of capital (Einlagerückgewähr/Kapitalrückzahlung), a violation of the legally protected reserves (gesetzlich geschützte Reserven) or the payment of a (constructive) dividend (Gewinnausschüttung) under Swiss corporate law and practice then applicable, such Swiss Guarantor’s aggregate liability for Upstream or Cross-Stream Secured Obligations shall be limited to the maximum amount of such Swiss Guarantor’s freely disposable shareholder equity at the time it becomes liable (the “Swiss Guarantor Maximum Amount”), provided that such limitation is required under the applicable law at that time; provided, further, that such limitation shall not free such Swiss Guarantor from its obligations in excess of the Swiss Guarantor Maximum Amount, but merely postpone the performance date of those obligations until such time or times as performance is again permitted under then applicable law. Such Swiss Guarantor Maximum Amount of freely disposable shareholder equity shall be determined in accordance with Swiss law and applicable Swiss accounting principles, and, if and to the extent required by applicable Swiss law, shall be confirmed by the auditors of such Swiss Guarantor on the basis of an interim audited balance sheet as of that time.

(b)

In respect of Upstream or Cross-Stream Secured Obligations, each Swiss Guarantor shall at the time it is required to make a payment under any Bond Document, if and to the extent required by applicable law (including tax treaties) in force at the relevant time:

(i)

use its reasonable efforts to ensure that such enforcement proceeds can be used to discharge Upstream or Cross-Stream Secured Obligations without deduction of any withholding tax levied in accordance with the Act on the Withholding Tax (Bundesgesetz über die Verrechnungssteuer) of 13 October 1965, as amended from time to time (the “Swiss Withholding Tax”) by discharging the liability to such tax by notification pursuant to applicable law (including tax treaties) rather than payment of the tax;

(ii)

if the notification procedure referred to in clause (i) above does not apply, deduct the Swiss Withholding Tax at such rate (which is currently 35% as at the date of this Instrument) as is in force from time to time from any such enforcement proceeds used to discharge Upstream or Cross-Stream Secured Obligations, and pay, without delay, any such taxes deducted to the Swiss Federal Tax Administration;

(iii)

notify the Security Trustee of such notification referred to in clause (i) above or, as the case may be, deduction has been made, and provide the Security Trustee with evidence that such a notification of the Swiss Federal Tax Administration has been made or, as the case may be, such taxes deducted have been paid to the Swiss Federal Tax Administration; and

(iv)

in the case of a deduction of Swiss Withholding Tax, use its reasonable efforts to ensure that any person, which is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such enforcement proceeds, will, as soon as possible after such deduction,

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(A)	request a refund of the Swiss Withholding Tax under applicable law (including tax treaties); and

(B)

in case it has received any refund for the Swiss Withholding Tax, pay to the Security Trustee upon receipt any amount so refunded. The Security Trustee shall co-operate with the Swiss Guarantor to secure such refund.

(c)

To the extent a Swiss Guarantor is required to deduct Swiss Withholding Tax pursuant to Condition 6.13(b)(iv), and if the maximum amount of freely disposable shareholder equity pursuant to Condition 6.13(a) is not utilised, such Swiss Guarantor shall pay additional amounts until such payment(s) is equal to an amount which (after making any deduction of Swiss Withholding Tax pursuant to Condition 6.13(b)) would have resulted if no deduction of Swiss Withholding Tax had been required, provided that such payments (including the additional amount) shall in any event be limited to the Swiss Guarantor Maximum Amount.

(d)

If and to the extent reasonably requested by the Security Trustee and if and to the extent this is from time to time required under Swiss law (restricting profit distributions), in order to allow a prompt performance of a Swiss Guarantor’s obligations under the Bond Documents, such Swiss Guarantor shall promptly implement all such measures and/or promptly procure the fulfilment of all prerequisites allowing it to promptly make the (requested) payment(s) hereunder from time to time, including the following:

(i)	preparation of an up-to-date audited balance sheet of the Swiss Guarantor;

(ii)	confirmation of the auditors of the Swiss Guarantor that the relevant amount represents (the maximum of) freely distributable profits;

(iii)	conversion of restricted reserves into profits and reserves freely available for the distribution as dividends (to the extent permitted by mandatory Swiss law);

(iv)	revaluation of hidden reserves (to the extent permitted by mandatory Swiss law);

(v)	approval by a shareholders’ meeting of the Swiss Guarantor of the (resulting) profit distribution; and

(vi)

all such other measures reasonably necessary or useful to allow for the use of enforcement proceeds to discharge the Upstream or Cross-Stream Secured Obligations to the fullest extent allowed by applicable law.

7	Security

7.1	Security

The Bonds and the Guarantees will have the benefit of the security (the “Security”) constituted by (a) the Existing Security Documents, (b) the 2021 A&R Security Documents and (c) 2022 A&R Security Documents, respectively as set out in Schedule 8, as security, inter alia, for all amounts payable on the Bonds and all present and future liabilities and obligations of the obligors under the Bonds, the Guarantees and these Conditions (including, without limitation,

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the Parallel Debt) (“Secured Obligations”). The charges and pledges referred to in the immediately preceding sentence are collectively referred to herein as the “Security Documents”, and the Issuer and its Subsidiaries giving such charges or pledges are collectively referred to as the “Pledgors” and each individually as a “Pledgor”.

The Issuer and the Guarantors shall pledge all of their respective accounts maintained, or opened at any time after the Issue Date, at any bank or financial institution other than (i) any payroll or fiduciary account or (ii) any account having no more than US$500,000 (or the Dollar Equivalent thereof) of cash on deposit at any given time; provided that all accounts so excluded pursuant to this clause (ii) shall in aggregate have no more than US$2,500,000 (or the Dollar Equivalent thereof) of cash on deposit at any given time. Any account pledged pursuant to the immediately preceding sentence shall constitute Security, the agreement documenting the pledge of such account shall constitute a Security Document, and the Issuer or such Guarantor giving such pledge shall become a Pledgor and accede to the Intercreditor Deed in such capacity as appropriate.

7.2	Grant of Security

For good and valuable consideration, receipt of which is acknowledged, as security for the Secured Obligations, the Pledgors have created in favour of the Security Trustee (for the benefit of the Bondholders) and/or the Bondholders the Security pursuant to the Security Documents and the Intercreditor Deed.

7.3	Representation of the Bondholders in relation to Swiss security

Any Security that is governed by Swiss law (a “Swiss Security”), including, without limitation, the share pledge in respect of the shares of Alvotech Swiss AG and any Intellectual Property Collateral governed by Swiss law, shall be subject to the following:

(a)

with respect to any Swiss Security constituted by non-accessory (nicht akzessorische) security interests, the Security Trustee shall hold, administer and, as the case may be, enforce or release such Swiss Security in its own name for the account of itself, the Trustee and the Bondholders as their indirect representative (indirekter Stellvertreter), subject to the terms and conditions of the relevant Security Document;

(b)

with respect to any Swiss Security constituted by accessory (akzessorische) security interests, the Security Trustee shall administer and, as the case may be, enforce or release such Swiss Security in its own name and its own account as well as for the account and in the name of the Security Trustee and the Bondholders as their direct representative (direkter Stellvertreter), subject to the terms and conditions of the relevant Security Document;

(c)

each Bondholder, by accepting the Bonds, hereby instructs and authorizes the Security Trustee (with the right of sub-delegation) to act as its agent (Stellvertreter) and in particular (without limitation) to enter into and amend any documents evidencing a Swiss Security and to make and accept all declarations and take all actions it considers necessary or useful in connection with any Swiss Security on behalf of such Bondholder (including, without limitation, the entering into, acceptance of declarations or taking of actions as representative of several parties (Doppel-/Mehrfachvertretung));

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(d)

the Security Trustee shall be entitled to enforce or release any Swiss Security, to perform any rights and obligations under any documents evidencing a Swiss Security and to execute new and different documents evidencing or relating to a Swiss Security, subject to the terms and conditions of the relevant Security Document;

(e)	each Bondholder, by accepting the Bonds, hereby authorizes the Security Trustee to execute any agreements and documents or otherwise act on its behalf;

(f)	each Bondholder, by accepting the Bonds, hereby ratifies and approves all acts previously done by the Security Trustee on behalf of such Bondholder;

(g)	the Security Trustee accepts its appointment as agent and administrator of the Swiss Security on the terms and subject to the conditions set forth in this Instrument; and

(h)

the Security Trustee agrees, and each Bondholder, by accepting the Bonds, agrees, that, in relation to any Swiss Security, no Bondholder shall exercise any independent power to enforce any Swiss Security or take any other action in relation to the enforcement of any Swiss Security or make or receive any declarations in relation thereto, subject to the terms and conditions of the relevant Security Document.

7.4	Enforcement of Security

Subject to the terms of the Intercreditor Deed and the relevant Security Documents, at any time after the Security has become enforceable under this Instrument or the relevant Security Documents, the Bondholders may (but shall not be obliged to), at their discretion and without further notice, solely by way of a written request by holders of at least 50.1 per cent. in principal amount of the Bonds and the Other Bonds then outstanding (the “Instructing Bondholders”), direct the Security Trustee to take such proceedings as the Bondholders may think fit against or in relation to any Pledgor (including, without limitation, by taking possession or disposing of or realising the Collateral in addition to, or in lieu of taking such other action as may be permitted against any Pledgor) to enforce the Security.

7.5	Security Trustee Taking Possession of Collateral

To enforce the Security, the Security Trustee may, subject to Condition 7.4 above, following the Security becoming enforceable, at the direction of the Instructing Bondholders, take possession of all or part of the Collateral over which the Security shall have become enforceable, sell, call in, collect and convert into money, all or part of the Collateral in such manner and on such terms as directed by the Instructing Bondholders or take any of the following actions if so directed by the Instructing Bondholders, subject to applicable law:

(a)

sell, exchange, license or otherwise dispose of or otherwise deal with the Collateral or any interest in the same, and to do so for shares, debentures or any other securities whatsoever, or in consideration of an agreement to pay all or part of the purchase price at a later date or dates, or an agreement to make periodical payments, whether or not the agreement is secured by an encumbrance or a guarantee, or for such other consideration (if any) and upon such terms whatsoever as the Security Trustee may think fit, and also to grant any option to purchase;

(b)	take possession of, get in and collect the Collateral;

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(c)

manage and/or carry on and/or concur in managing the business and affairs of the Pledgor with respect to the Collateral or any part thereof as it thinks fit with power to appoint or dismiss managers, agents or employees;

(d)	repair, insure, protect and improve the Collateral or any part thereof;

(e)	settle, adjust, refer to arbitration, compromise or arrange all accounts, questions, disputes, claims and demands whatsoever in relation to the Collateral or any part thereof;

(f)	execute and do contracts, deeds, documents and things and bring, defend or abandon actions, suits and proceedings in relation to the Collateral or any part thereof in the name of any Pledgor;

(g)	exercise or permit any other person to exercise any powers or rights incident to the ownership of the Collateral or any part thereof;

(h)

discharge the Collateral or any part thereof from any charge securing the Secured Obligation or release any Pledgor from any obligation where the Security Trustee considers such release or discharge to be expedient and in the interests of the secured parties and on such terms and conditions as it thinks fit; and

(i)

generally to do anything in relation to the Collateral or any part thereof or any other property subject to the Security Documents as it could do if it were the absolute beneficial owner of the Collateral.

7.6	Pledgors’ Waiver

Each Pledgor waives, to the extent permitted under applicable law, all rights it may otherwise have to require that the Security be enforced in any particular order or manner or at any particular time or that any sum received or recovered from any person, or by virtue of the enforcement of any of the Security or any security interest therein, which is capable of being applied in or towards discharge of any of the Secured Obligations is so applied.

7.7	Discharge

The Security Trustee’s receipt for any moneys paid to it shall discharge the person paying them from such amounts so received and such person shall not be responsible for their application.

7.8	Ability to Borrow on Collateral

Following the Security becoming enforceable and subject to the provisions of the Security Documents:

(a)

the Security Trustee may raise and borrow money on the security of the Collateral or any part of it in order to defray moneys, costs, charges, losses and expenses paid or incurred by it in relation to this Instrument or any Security Document (including the costs of realising any security and the remuneration of the Security Trustee) or in exercise of any of its functions pursuant to this Instrument or any Security Document; and

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(b)

the Security Trustee may raise and borrow such money on such terms as it shall think fit and may secure its repayment with interest by mortgaging or otherwise charging all or part of the Collateral whether or not in priority to the Security constituted by or pursuant to this Instrument and generally in such manner and form as the Security Trustee shall think fit, and for such purposes may take such action as it shall think fit.

7.9	Attorney

Each Pledgor, by way of security, irrevocably and severally appoints the Security Trustee and every receiver of any Collateral appointed pursuant to this Instrument to be severally acting as its attorney (with full power of substitution) on its behalf and in its name to take any action, whether before or for the purposes of enforcement of the Security, which that Pledgor is obliged to take under this Instrument and the Security Documents, and generally to exercise all or any of the functions of the Security Trustee or any such receiver; provided that (a) an Event of Default has occurred and a written notice has been served to the Issuer by the Instructing Bondholders and (b) the Pledgor has failed to take such action for 5 Business Days following notification by the Security Trustee (provided further that a copy of such notice is sent to the Issuer and the Pledgor is requested to comply).

Each Pledgor shall ratify and confirm, and agrees to hereby ratify and confirm, whatever any such attorney appointed in accordance with this Condition 7.9 shall do, or purport to do, in the exercise, or purported exercise, of such functions.

7.10	Liability

None of the Security Trustee, its nominee(s), any receiver or any appointee shall be liable by reason of (a) taking any action permitted by this Instrument or the Security Documents by the Security Trustee, such receiver or such appointee or (b) any neglect or default by the Security Trustee, such receiver or such appointee in connection with the Collateral or (c) the taking possession or realisation of all or any part of the Collateral, except in the case of gross negligence, wilful misconduct or fraud upon its part. The Security Trustee shall not be responsible for the creation, validity, value, sufficiency and enforceability (which the Security Trustee has not investigated) of the Collateral.

7.11	Dealings with Security Trustee

No Person dealing with the Security Trustee or any receiver of any of the Collateral appointed by the Security Trustee need enquire whether any of the powers, authorities and discretions conferred by or pursuant to this Instrument in relation to such property are or may be exercisable by the Security Trustee or such receiver or as to the propriety or regularity of acts purporting or intended to be in exercise of any such powers.

7.12	Release of Security

No release of Security shall be effective against the Security Trustee or the Bondholders until the Issuer has delivered to the Security Trustee an Officer’s Certificate stating that all requirements relating to such release have been complied with and such release is authorised and permitted by the terms of the Security Documents.

Upon a disposal of any of the Collateral:

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(a)	pursuant to the enforcement of the Security by a receiver or the Security Trustee; or

(b)	if that disposal or release is permitted under this Instrument or the Security Documents,

the Security Trustee shall release that property from the Security and is authorised to execute, without the need for any further authority from the Bondholders, any release of the Security or other claim over that asset.

7.13	Security Trustee

(a)

Madison Pacific Trust Limited shall initially act as Security Trustee and shall be authorised to appoint co-Security Trustees as necessary in its sole discretion. Except as otherwise explicitly provided herein or in the Security Documents or the Intercreditor Deed, neither the Security Trustee nor any of its officers, directors, employees or agents shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so, unless caused by its negligence, willful misconduct or breach of the Bond Documents, or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof. Notwithstanding any provision to the contrary contained elsewhere in this Instrument, the Intercreditor Deed or the Security Documents, the duties of the Security Trustee shall be ministerial and administrative in nature, and the Security Trustee shall not have any duties or responsibilities, except those expressly set forth in this Instrument, in the Intercreditor Deed and in the Security Documents to which the Security Trustee is a party, nor shall the Security Trustee have or be deemed to have any trust or other fiduciary relationship with the Security Trustee, any Bondholder, the Issuer or any Guarantor, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Instrument, the Intercreditor Deed or the Security Documents or shall otherwise exist against the Security Trustee. The Security Trustee shall be accountable only for amounts that it actually receives as a result of the exercise of such powers, and neither the Security Trustee nor any of its officers, directors, employees or agents shall be responsible for any act or failure to act hereunder, except for its own willful misconduct or gross negligence (as determined by a final, non-appealable order of a court of competent jurisdiction).

(b)

The Security Trustee is authorised and directed to (i) enter into the Security Documents, (ii) enter into the Intercreditor Deed, (iii) bind the Bondholders on the terms as set forth in the Security Documents and the Intercreditor Deed and (iv) perform and observe its obligations under the Security Documents and the Intercreditor Deed.

(c)

The Security Trustee shall act pursuant to the instructions of the Bondholders with respect to the Security Documents and the Collateral. For the avoidance of doubt, the Security Trustee shall have no discretion under this Instrument, the Intercreditor Deed or the Security Documents and shall not be required to make or give any determination, consent, approval, request or direction without the written direction of the requisite Bondholders. After the occurrence of an Event of Default, the Security Trustee may take any action required or permitted by this Instrument, the Security Documents or the Intercreditor Deed.

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(d)

Upon the receipt by the Security Trustee of a written request of the Issuer signed by one Officer pursuant to this Condition 7.13(d) (a “Security Document Order”), the Security Trustee is hereby authorised to execute and enter into, and shall execute and enter into, without the further consent of any Bondholder, any Security Document to be executed after the Issue Date. Such Security Document Order shall (i) state that it is being delivered to the Security Trustee pursuant to, and is a Security Document Order referred to in, this Condition 7.13(d) and (ii) instruct the Security Trustee to execute and enter into such Security Document. Any such execution of a Security Document shall be at the direction and expense of the Issuer, upon delivery to the Security Trustee of an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent to the execution and delivery of such Security Document have been satisfied. The Bondholders, by their acceptance of the Bonds, hereby authorise and direct the Security Trustee to execute such Security Documents.

(e)

The Security Trustee shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, unless the Security Trustee shall have received written notice from a Bondholder or the Issuer referring to this Instrument, describing such Default or Event of Default and stating that such notice is a “notice of default”. The Security Trustee shall take such action with respect to such Default or Event of Default as may be requested by the Instructing Bondholders subject to this Condition 7.13.

(f)

No provision of this Instrument or any Security Document shall require the Security Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or thereunder or to take or omit to take any action hereunder or thereunder or take any action at the request or direction of Bondholders if it shall have reasonable grounds for believing that repayment of such funds is not assured to it. Notwithstanding anything to the contrary contained in this Instrument, the Intercreditor Deed or the Security Documents, in the event the Security Trustee is entitled or required to commence an action to foreclose or otherwise exercise its remedies to acquire control or possession of the Collateral, the Security Trustee shall not be required to commence any such action, exercise any remedy, inspect or conduct any studies of any property or take any such other action if the Security Trustee has determined that the Security Trustee may incur personal liability as a result of the presence at, or release on or from, the Collateral or such property of any hazardous substances unless the Security Trustee has received security or indemnity from the Bondholders in an amount and in a form all satisfactory to the Security Trustee in its sole discretion, protecting the Security Trustee from all such liability. The Security Trustee shall at any time be entitled to cease taking any action described in this Condition 7.13(f) if it no longer reasonably deems any indemnity, security or undertaking from the Issuer or the Bondholders to be sufficient.

(g)

The Security Trustee shall not be responsible in any manner to any Bondholder for the validity, effectiveness, genuineness, enforceability or sufficiency of this Instrument, the Security Documents or the Intercreditor Deed or for any failure of the Issuer, any Guarantor or any other party to this Instrument, the Security Documents or the Intercreditor Deed to perform its obligations hereunder or thereunder (other than by reason of its gross negligence or willful misconduct). The Security Trustee shall not be under any obligation to the Security Trustee or any Bondholder to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Instrument, the Security Documents or the Intercreditor Deed or to inspect the properties, books or records of the Issuer or the Guarantors.

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(h)

The parties hereto and the Bondholders hereby agree and acknowledge that the Security Trustee shall not assume, be responsible for or otherwise be obligated for any liabilities, claims, causes of action, suits, losses, allegations, requests, demands, penalties, fines, settlements, damages (including foreseeable and unforeseeable), judgments, expenses and costs (including any remediation, corrective action, response, removal or remedial action, or investigation, operations and maintenance or monitoring costs, for personal injury or property damages, real or personal) of any kind whatsoever, pursuant to any environmental law as a result of this Instrument, the Intercreditor Deed, the Security Documents or any actions taken pursuant hereto or thereto. Further, the parties hereto and the Bondholders hereby agree and acknowledge that, in the exercise of its rights under this Instrument, the Intercreditor Deed and the Security Documents, the Security Trustee may hold or obtain indicia of ownership primarily to protect the security interest of the Security Trustee in the Collateral and that any such actions taken by the Security Trustee shall not be construed as or otherwise constitute any participation in the management of such Collateral.

(i)

The Security Trustee shall be entitled to the compensation to be agreed upon in writing with the Issuer and the Guarantors for all services rendered by it under this Instrument, and the Issuer and the Guarantors, jointly and severally, agree to pay such compensation and to reimburse the Security Trustee for its out-of-pocket expenses (including fees and expenses of counsel) properly incurred by it in connection with the services rendered by it under this Instrument, which sums shall be paid free and clear of deduction and withholding on account of taxation, set-off and counterclaim. The Issuer and the Guarantors jointly and severally agree to indemnity the Security Trustee and its officers, directors, agents and employees and any successors thereto for, and to hold it or them harmless against, any loss, action, proceeding, claim, penalty, damages, liability or properly incurred expenses (including fees and expenses of counsel) incurred other than by reason of its or their gross negligence, willful misconduct or fraud arising out of or in connection with its or their acting as the Security Trustee under this Instrument. Under no circumstance will the Security Trustee be liable to any party for any special, indirect, punitive or consequential loss or damage of any kind whatsoever (inter alia, being loss of business, goodwill, opportunity or profit), whether or not foreseeable, even if the Security Trustee has been advised of such loss or damage and regardless of the form of action. The obligations of the Issuer and the Guarantors under this Condition 7.13(i) shall survive the payment of the Bonds, the termination or expiry of this Instrument and the resignation or removal of the Security Trustee.

(j)

The Security Trustee shall be fully protected and shall incur no liability for or in respect of any action taken or omitted to be taken or thing suffered by it in reliance upon any Bond, notice, direction, consent, certificate, affidavit, statement or other paper or document reasonably believed by it to be genuine and to have been delivered, or in the case of any paper or document, signed by or on behalf of the proper party or parties. The Security Trustee shall be entitled to refrain from taking any actions, without liability, if conflicting, unclear or equivocal instruction or direction are received or in order to comply with applicable law.

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7.14	Confidential Information

(a)

The Security Trustee, in its individual capacity and as Security Trustee, agrees and acknowledges that all information (“Confidential Information”) provided to the Security Trustee by or on behalf of the Issuer, any Subsidiary (or any direct or indirect equityholder of the Issuer or such Subsidiary), any Guarantor (or any direct or indirect equityholder of such Guarantor), any Pledgor (or any direct or indirect equityholder of such Pledgor) or any Bondholder (or holder of a beneficial interest in the Bonds) may be considered to be proprietary and confidential information. The Security Trustee agrees to take reasonable precautions to keep Confidential Information confidential, which precautions shall be no less stringent than those that the Security Trustee employs to protect its own confidential information. The Security Trustee shall not disclose to any third party other than as set forth herein, and shall not use for any purpose other than the exercise of the Security Trustee’s rights and the performance of its obligations under this Instrument, any Confidential Information without the prior written consent of the Issuer or such Bondholder (or such holder of a beneficial interest in the Bonds), as applicable. The Security Trustee shall limit access to Confidential Information received hereunder to (a) its directors, officers, managers and employees and (b) its legal advisors, to each of whom disclosure of Confidential Information is necessary for the purposes described above; provided, however, that in each case such party has expressly agreed to maintain such information in confidence under terms and conditions substantially identical to the terms of this Condition 7.14.

(b)

The Security Trustee agrees that the Issuer or any Bondholder (or any holder of a beneficial interest in the Bonds), as applicable, does not have any responsibility whatsoever for any reliance on Confidential Information by the Security Trustee or by any Person to whom such information is disclosed in connection with this Instrument, whether related to the purposes described above or otherwise. Without limiting the generality of the foregoing, the Security Trustee agrees that the Issuer or any Bondholder (or any holder of a beneficial interest in the Bonds), as applicable, makes no representation or warranty whatsoever to it with respect to Confidential Information or its suitability for such purposes. The Security Trustee further agrees that it shall not acquire any rights against the Issuer, any of its Subsidiaries, any Guarantor, any Pledgor or any employee, officer, director, manager, representative or agent of the Issuer, any of its Subsidiaries, any Guarantor, any Pledgor or any Bondholder (or any holder of a beneficial interest in the Bonds), as applicable (together with the Issuer, “Confidential Parties”) as a result of the disclosure of Confidential Information to the Security Trustee and that no Confidential Party has any duty, responsibility, liability or obligation to any Person as a result of any such disclosure.

(c)

In the event the Security Trustee is required to disclose any Confidential Information received hereunder in order to comply with any laws, regulations or court orders, it may disclose such information only to the extent necessary for such compliance; provided, however, that it shall give the Issuer or any Bondholder (or any holder of a beneficial interest in the Bonds), as applicable, reasonable advance written notice of any court proceeding in which such disclosure may be required pursuant to a court order so as to afford the Issuer or any Bondholder (or any holder of a beneficial interest in the Bonds), as applicable, full and fair opportunity to oppose the issuance of such order and to appeal therefrom and shall cooperate reasonably with the Issuer or any Bondholder (or any holder of a beneficial interest in the Bonds), as applicable, in opposing such court order and in securing confidential treatment of any such information to be disclosed and/or obtaining a protective order narrowing the scope of such disclosure.

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(d)	Each of the Registrar and the Paying Agent agrees to be bound by this Condition 7.14.

8	Coupon

(a)	Subject to paragraphs (b) and (d) below, the Bonds will bear coupon on their principal amount at the applicable Coupon Rate from and including the 2021 A&R Effective Date.

(b)

From (and including) the 2021 A&R Effective Date to (and including) the Listing Date, the coupon that is accrued on the Bonds shall be automatically capitalised and shall be added to the outstanding principal amount of the Bonds then outstanding on each Coupon Payment Date falling on or before the Listing Date, following which, such coupon will be treated as part of the principal amount of the Bonds and will thereafter accrue coupon at the Coupon Rate.

(c)

At any time after the Listing Date, the coupon that is accrued in relation to the Bonds shall be payable in cash in arrears on each Coupon Payment Date falling after the Listing Date, provided that, if the applicable Coupon Rate shall be more than 7.50% as a result of the operation of paragraph (3) of the definition of Coupon Rate, the Issuer shall have the option (but not an obligation) to, by giving notice to the Bondholders no later than the date falling on the third Business Day prior to the applicable Coupon Payment Date, to elect that such coupon accrued in excess of 7.50% per annum (the “Excess Coupon”) shall be capitalised and added to the outstanding principal amount of the Bonds then outstanding on the applicable Coupon Payment Date, and such Excess Coupon if so elected will then be treated as part of the principal amount of the Bonds and will thereafter accrue Coupon at the Coupon Rate then applicable.

(d)	Each Bond will cease to bear coupon when such Bond is redeemed or repaid pursuant to Condition 13 or Condition 15.

9	General Covenants

9.1	Reports and Other Information

So long as the Bonds are outstanding, the Issuer undertakes as follows:

(a)

Annual Financial Statements. The Issuer shall deliver to the Bondholders, as soon as available, but in any event within 90 days after the end of each fiscal year of the Issuer, beginning with the fiscal year ending 31 December 2018, a consolidated balance sheet of the Issuer and its Subsidiaries as of the end of such fiscal year, and the related consolidated statements of income, cash flows and stockholders’ equity for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all prepared in accordance with IFRS, with such consolidated financial statements to be audited and accompanied by a report and opinion of the Issuer’s independent certified public accounting firm of internationally recognized standing (which report and opinion shall be prepared in accordance with IFRS), stating that such financial statements fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of the Issuer as of the dates and for the periods specified in accordance with IFRS; provided, however, that such consolidated financial

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statements, report and opinion shall not contain any statement to the effect that such consolidated financial statements have not been prepared on a going concern basis; provided, further, however, that the Issuer shall be deemed to have made such delivery of such consolidated financial statements if such consolidated financial statements shall have been made available for free within the time period specified above on the Stock Exchange’s or if applicable, the Alternative Stock Exchange’s website or if applicable, other designated filing systems.

(b)

Quarterly Financial Statements. The Issuer shall deliver to the Bondholders, as soon as available, but in any event within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Issuer, beginning with the fiscal quarter ending 31 March 2019, a consolidated balance sheet of the Issuer and its Subsidiaries as of the end of such fiscal quarter, and the related consolidated statements of income, cash flows and stockholders’ equity for such fiscal quarter and (in respect of the second and third fiscal quarters of such fiscal year) for the then-elapsed portion of the Issuer’s fiscal year, setting forth in each case in comparative form the figures for the comparable period or periods in the previous fiscal year, all prepared in accordance with IFRS; provided, however, that the Issuer shall be deemed to have made such delivery of such consolidated financial statements if such consolidated financial statements shall have been made available for free within the time period specified above on the Stock Exchange’s or if applicable, the Alternative Stock Exchange’s website or if applicable, other designated filing systems. Such consolidated financial statements shall be certified by a Financial Officer as, to his or her knowledge, fairly presenting, in all material respects, the consolidated financial condition, results of operations and cash flows of the Issuer and its Subsidiaries as of the dates and for the periods specified in accordance with IFRS consistently applied, and on a basis consistent with the audited consolidated financial statements referred to under Condition 9.1(a), subject to normal year-end audit adjustments and the absence of footnotes. Such consolidated financial statements shall be accompanied by a certification of a Financial Officer (with reasonable details) that the conditions in Condition 9.13 have been complied with for that fiscal quarter (the “Liquidity Account Reporting Requirement”). Notwithstanding the foregoing, if the Issuer or any of its Subsidiaries have made an acquisition, the financial statements with respect to an acquired entity need not be included in the consolidated quarterly financial statements required to be delivered pursuant to this Condition 9.1(b) until the first date upon which such quarterly financial statements are required to be so delivered that is at least 90 days after the date such acquisition is consummated.

(c)

Compliance Certificate. The Issuer shall deliver to the Bondholders, (i) within 120 days after the end of each fiscal year of the Issuer, commencing with respect to the fiscal year ending 31 December 2018, an Officer’s certificate certifying that there is no Default or Event of Default that has occurred during such fiscal year and is continuing or, if such Officer has knowledge of any such Default or Event of Default, such Officer shall include in such certificate a description of such Default or Event of Default and its status with particularity, and (ii) as soon as practicable and in any event within 10 days after the Issuer becomes aware of the occurrence of a Default, an Officer’s Certificate setting for the details of the Default, and the action which the Issuer proposes to take with respect thereto.

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(d)

Information Filed with Exchanges. Following the Listing Date, the Issuer shall deliver to the Bondholders, promptly after the same are available, copies of any periodic and other reports, registration statements and other materials filed by the Issuer or any of its Subsidiaries with the Stock Exchange or if applicable, the Alternative Stock Exchange, and in any case not otherwise required to be delivered to the Bondholders pursuant to this Instrument.

(e)	Communication of Information.

(i)

Unless the information required to be delivered under this Condition 9.1 is made available for free on the Stock Exchange’s or if applicable, the Alternative Stock Exchange’s website or if applicable, other designated filing systems, the Issuer shall make such information available to the Bondholders (and holders of beneficial interests in the Bond), who shall have executed and delivered to the Issuer or another member of the Group, as the case may be a confidentiality agreement in connection with the transactions contemplated by this Instrument, by, at the Issuer’s sole discretion, either (A) delivering such information directly to the Bondholders at such electronic mail addresses as the relevant Bondholders have provided to the Issuer at the Issuer’s request, or (B) posting such information on IntraLinks or another similar electronic system. In the case of clause (B) above, the Issuer shall administer and maintain IntraLinks or such other similar electronic system for the Bondholders (and holders of beneficial interests in the Bonds) and maintain all such information posted on IntraLinks or such other similar electronic system for as long as the Bonds are outstanding. Such delivery of information by the Issuer or access by a Bondholder (or holder of beneficial interests in the Bonds) to IntraLinks or such other similar electronic system shall be subject to the condition that such Bondholder (or such holder of beneficial interests in the Bonds) shall have executed and delivered to the Issuer or another member of the Group, as the case may be, a confidentiality agreement in connection with the transactions contemplated by this Instrument on terms customary for transactions of this nature.

(ii)

The Issuer shall not be obligated to deliver any confidential reports or other confidential information to any Bondholders (or any holder of beneficial interests in the Bonds) who has not executed and delivered to the Issuer or another member of the Group, as the case may be, a confidentiality agreement in connection with the transactions contemplated by this Instrument.

(f)

Conference Calls. The Issuer shall, within 10 Business Days after the receipt of a written request of the holders of at least 50 per cent. in aggregate principal amount of the Bonds and the Other Bonds then outstanding following the furnishing of the financial statements pursuant to Condition 9.1(a) or 9.1(b), conduct a conference call open to the Bondholders in which one or more members of the Senior Management shall be present to respond to questions raised by the Bondholders with respect to the relevant financial statements.

9.2	Provision of public information

(a)	Notwithstanding anything else contained in the Bond Documents:

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(i)

if any document, information or notification (including without limitation any information regarding any material adverse change or prospective material adverse change in the condition of, or any actual, pending or threatened litigation, arbitration or similar proceeding involving, the Issuer and/or the Group) which any Issuer or Guarantor is required to provide or deliver under this agreement or any other provisions in a Bond Document may be regarded as (or is or is likely to constitute or contain) Material Non-Public Information (each a “Communication”), the Issuer shall first notify the relevant Bondholder, Registrar, Security Trustee, Paying Agent or Calculation Agent (each a “Finance Party”) in writing that such a Communication which that Issuer or Guarantor is required to deliver contains (or is or is likely to constitute or contain) Material Non-Public Information. Any Finance Party shall have the right to inform the Issuer whether it wishes to receive such Communication and instruct the Issuer to whom such Communication shall be delivered;

(ii)

if a Finance Party has refused to receive such Material Non-Public Information, the Issuer and/or the Issuer or Guarantor shall be obliged to deliver the Communication only to the extent that it does not contain Material Non-Public Information;

(iii)

if a Finance Party directs the Issuer to deliver any Material Non-Public Information, or does not confirm to the Issuer whether it wishes to receive the relevant Communication pursuant to paragraph (i) above, the Issuer and/or the Issuer or Guarantor shall not be obliged to share any Material Non-Public Information with any Finance Party if the Issuer in good faith determines that such sharing of Material Non-Public Information will result in a breach of any Listing Rules or applicable law or regulation relating the relevant Stock Exchange that restricts sharing of the Material Non-Public Information; and

(iv)

in each case, no Default or Event of Default will arise under this agreement by virtue of the Issuer or the Guarantor failing to deliver any such information or Communication to any Finance Party in the absence of a notification from such Finance Party that it wishes to receive the relevant Communication under paragraph (i) above or if such Finance Party shall have given a notification to the Issuer under paragraph (ii) above or if such delivery will result in a breach of any Listing Rules or applicable law or regulation relating the relevant Stock Exchange that restricts sharing of the Material Non-Public Information.

9.3	Limitation on Action Which Would Adversely Affect the Bonds

So long as the Bonds are outstanding, the Issuer shall not take any action which would adversely alter the economics, rights, preferences or privileges of the Bonds as set out in this Instrument, unless otherwise expressly permitted under this Instrument.

9.4	Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.

(a)

So long as the Bonds are outstanding, the Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock or Preferred Stock;

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provided, however, that the Issuer and any Guarantor may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, in each case if (i) the Consolidated Leverage Ratio of the Issuer would have been less than or equal to 4.0 to 1.0, and (ii) the Interest Coverage Ratio of the Issuer would have been at least 2.0 to 1.0, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of the period for which calculation of the Consolidated Leverage Ratio and the Interest Coverage Ratio is being performed.

(b)	The limitations set forth in Condition 9.4(a) shall not apply to:

(i)

the Incurrence by the Issuer or its Restricted Subsidiaries of Indebtedness under a Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in the aggregate principal amount outstanding at any one time not to exceed US$50,000,000 (or the Dollar Equivalent thereof);

(ii)	the Incurrence by the Issuer, the Guarantors and the Pledgors of Indebtedness represented by the Bonds, the Guarantees and the Liens securing the Bonds and the Guarantees;

(iii)	Indebtedness existing and in force on the Issue Date (other than Indebtedness described in clauses (i) and (ii) of this Condition 9.4(b));

(iv)

Indebtedness (including Capitalised Lease Obligations) Incurred by the Issuer or any Restricted Subsidiary, and Disqualified Stock issued by the Issuer or any Restricted Subsidiary, to finance the acquisition, lease, construction, repair, replacement or improvement of or to borrow against property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount that, when aggregated with the principal amount of all other Indebtedness and Disqualified Stock then outstanding that was Incurred pursuant to this clause (iv) following the Issue Date, does not exceed US$60,000,000 (or the Dollar Equivalent thereof);

(v)

Indebtedness Incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including, but not limited, letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from Governmental Authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

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(vi)

Indebtedness arising from agreements of the Issuer or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with any acquisition or disposition of any business, any assets or a Subsidiary of the Issuer in accordance with the terms of this Instrument, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(vii)	Indebtedness of the Issuer to a Guarantor;

(viii)	shares of Preferred Stock of a Guarantor issued to the Issuer or another Guarantor;

(ix)	Indebtedness of a Guarantor to the Issuer or another Guarantor;

(x)

Hedging Obligations of the Issuer or any Restricted Subsidiary that are not incurred for speculative purposes but: (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of this Instrument to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases or sales;

(xi)

obligations (including reimbursement obligations with respect to letters of credit and bank guarantees) in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Issuer or any Restricted Subsidiary in the ordinary course of business or consistent with past practice or industry practice;

(xii)

Indebtedness or Disqualified Stock of the Issuer or any Restricted Subsidiary not otherwise permitted under this Instrument in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and Incurred pursuant to this clause (xii), does not exceed the greater of US$10,000,000 (or the Dollar Equivalent thereof) and 2.5 per cent. of Total Assets at any one time outstanding (it being understood that any Indebtedness Incurred pursuant to this clause (xii) shall cease to be deemed Incurred or outstanding for purposes of this clause (xii) but shall be deemed Incurred for purposes of Condition 9.4(a) from and after the first date on which the Issuer, or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under Condition 9.4(a) without reliance upon this clause (xii));

(xiii)

any guarantee by the Issuer or a Guarantor of Indebtedness or other obligations of the Issuer or any Restricted Subsidiary so long as the Incurrence of such Indebtedness Incurred by the Issuer or such Restricted Subsidiary is permitted under the terms of this Instrument; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Bonds or the Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary’s Guarantee with respect to the Bonds substantially to the same extent as such Indebtedness is subordinated to the Bonds or the Guarantee of such Restricted Subsidiary, as applicable;

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(xiv)

the Incurrence by the Issuer or any Restricted Subsidiary of Indebtedness or Disqualified Stock of a Restricted Subsidiary that serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock issued as permitted under Condition 9.4(a) and clauses (ii), (iii), (iv), (xii) (xiv), (xv), (xix) and (xxi) of this Condition 9.4(b) or any Indebtedness or Disqualified Stock Incurred to so refund or refinance such Indebtedness or Disqualified Stock, including any additional Indebtedness or Disqualified Stock Incurred to pay premiums (including tender premiums), fees, expenses and defeasance costs (“Refinancing Indebtedness”); provided that such Refinancing Indebtedness:

(A)

has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness or Disqualified Stock being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness and Disqualified Stock being refunded or refinanced that were due on or after the date that is one year following the last maturity date of any Bonds then outstanding were instead due on such date;

(B)	has a Stated Maturity that is not earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded or refinanced or (y) 91 days following the Stated Maturity of the Bonds;

(C)

to the extent such Refinancing Indebtedness refunds, refinances or defeases (a) Indebtedness junior to the Bonds or a Guarantee, as applicable, such Refinancing Indebtedness is junior to the Bonds or a Guarantee, as applicable, or (b) Disqualified Stock, such Refinancing Indebtedness is Disqualified Stock;

(D)

is Incurred in an aggregate amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refunded, refinanced or defeased plus premium (including tender premium), fees, expenses and defeasance costs Incurred in connection with such refinancing;

(E)	shall not include Indebtedness of the Issuer or a Restricted Subsidiary that refunds, refinances or defeases Indebtedness of an Unrestricted Subsidiary; and

(F)

in the case of any Refinancing Indebtedness Incurred to refund, refinance or defease Indebtedness outstanding under clause (iv), (xii), (xix) or (xxi) of this Condition 9.4(b), shall be deemed to have been Incurred and to be outstanding under such clause (iv), (xii), (xix) or (xxi) of this Condition 9.4(b), as applicable, and not this clause (xiv)

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for purposes of determining amounts outstanding under such clause (iv), (xii), (xix) or (xxi) of this Condition 9.4(b); provided, further, that subclauses (A) and (B) of this clause (xiv) shall not apply to any refunding or refinancing of any Bank Indebtedness;

(xv)

Indebtedness or Disqualified Stock of (x) the Issuer or any Restricted Subsidiary Incurred to finance an acquisition of any property or assets or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged, consolidated or amalgamated with or into the Issuer or a Restricted Subsidiary in accordance with the terms of this Instrument; provided that, in each case, after giving effect to such acquisition or merger, consolidation or amalgamation either:

(A)	the Issuer would be permitted to Incur at least US$1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in Condition 9.4(a); or

(B)	the Consolidated Leverage Ratio would be less than immediately prior to such acquisition or merger, consolidation or amalgamation;

(xvi)

Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse to the Issuer or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitisation Undertakings); provided that the aggregate principal amount of Indebtedness permitted by this clause (xvi) at any time outstanding does not exceed US$25,000,000 (or the Dollar Equivalent thereof);

(xvii)

Indebtedness arising from the honouring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(xviii)

Indebtedness of the Issuer or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to a Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit, to the extent such letter of credit or bank guarantee issued pursuant to such Credit Agreement is otherwise permitted by this Condition 9.4;

(xix)	Contribution Indebtedness in an aggregate principal amount at any time not to exceed US$250,000,000;

(xx)

Indebtedness of the Issuer or any Restricted Subsidiary consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(xxi)

Indebtedness of the Issuer or any Restricted Subsidiary Incurred in connection with an Investment in, or representing guarantees of Indebtedness of, joint ventures of the Issuer or any Restricted Subsidiary in an aggregate principal amount, at any one time outstanding, not to exceed (A) US$25,000,000 (or the Dollar Equivalent thereof) in the case of Indebtedness Incurred in connection

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with an Investment in, or representing guarantees of Indebtedness of, any Restricted Subsidiary, or (B) US$5,000,000 in the case of Indebtedness Incurred in connection with an Investment in, or representing guarantees of Indebtedness of, any joint venture, in each case at the time of Incurrence;

(xxii)

Indebtedness of the Issuer or any Restricted Subsidiary issued to (x) any joint venture (regardless of the form of legal entity) that is not a Subsidiary or (y) any Unrestricted Subsidiary, in each case arising in the ordinary course of business in connection with the cash management operations (including with respect to intercompany self-insurance arrangements) of the Issuer or any Restricted Subsidiary;

(xxiii)

the Incurrence by the Issuer or any Guarantor of Subordinated Indebtedness with a Stated Maturity and, if applicable, a First Amortisation Date no earlier than 91 days following the Stated Maturity of the Bonds; provided that (A) the terms of such Indebtedness provide that interest (and premium, if any) thereon is paid solely in the form of pay-in-kind, and (B) the Issuer or such Guarantor shall procure that the creditor under such Subordinated Indebtedness execute and deliver to the Security Trustee an accession undertaking substantially in the form of schedule 2 of the Intercreditor Deed pursuant to which such creditor accede to the Intercreditor Deed as a Subordinated Creditor (as defined in the Intercreditor Deed);

(xxiv)

unsecured Indebtedness Incurred by the Issuer or any Restricted Subsidiary pursuant to a financing transaction with Alvogen Lux or any of its Subsidiaries (other than Issuer and its Subsidiaries) on terms that are not materially less favourable to the Issuer or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; provided that (A) such Indebtedness must be unsecured obligations of the Issuer or the relevant Restricted Subsidiary, (B) such Indebtedness is expressly subordinated in right of payment to the Bonds, (C) the Stated Maturity of such Indebtedness occurs no earlier than 91 days following the Stated Maturity of the Bonds, (D) the terms of such Indebtedness provide that interest (and premium, if any) thereon is paid solely in the form of pay-in-kind, and (E) the Issuer or such Guarantor shall procure that the creditor under such Indebtedness execute and deliver to the Security Trustee an accession undertaking substantially in the form of Schedule 2 of the Intercreditor Deed pursuant to which such creditor accede to the Intercreditor Deed as a Subordinated Creditor;

(xxv)

Indebtedness Incurred by the Issuer or any Restricted Subsidiary in respect of Sale/Leaseback Transactions of equipment and property of the Issuer or any Restricted Subsidiary in an aggregate principal amount, at any one time outstanding, not to exceed US$25,000,000 (or the Dollar Equivalent thereof) at the time of Incurrence;

(xxvi)

Indebtedness Incurred by the Issuer or any Restricted Subsidiary maturing within one year or less used by the Issuer or any Restricted Subsidiary for working capital to the extent entered into in the ordinary course of the financing arrangements of the Issuer or any Restricted Subsidiary; provided that the aggregate principal amount of Indebtedness permitted by this clause (xxvi) at any time outstanding does not exceed US$10,000,000 (or the Dollar Equivalent thereof);

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(xxvii)

the Incurrence by the Issuer, the Guarantors and the Pledgors of Indebtedness represented by the Other Bonds and the guarantees of and the Liens securing the Other Bonds in an aggregate principal amount not to exceed US$222,693,497;

(xxviii)	Indebtedness Incurred by a Non-Guarantor Subsidiary constituting a Guarantee of the Indebtedness of any other Non-Guarantor Subsidiary; and

(xxix)

the Incurrence of Indebtedness by the PRC Joint Venture or its subsidiaries organised under the laws of the PRC in an aggregate principal amount not to exceed US$120,000,000 (or the Dollar Equivalent thereof) at any time outstanding; provided that such Indebtedness shall be Non-Recourse to the Issuer, any of the Guarantors;

provided, that the Incurrence of Indebtedness pursuant to clause (b)(i), (b)(x), (b)(xii), (b)(xv), (b)(xviii), (b)(xix), (b)(xxi), (b)(xxii) or (b)(xxviii) above shall be subject to the condition that the Interest Coverage Ratio of the Issuer would have been at least 2.0 to 1.0 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of the period for which the Interest Coverage Ratio calculation is being performed; and provided, further, that the Incurrence of Indebtedness pursuant to clause (b)(iv), (b)(v), (b)(vi), (b)(xi), (b)(xvi), (b)(xvii), (b)(xx), (b)(xxv) or (b)(xxvi) shall be subject to the condition that the yield to maturity (taking into account of any original issue discount and debt issuance cost (including any commissions, fees and expenses payable in connection with the Incurrence of such Indebtedness) as at the date of such Incurrence shall not exceed 7.5 per cent. of the aggregate principal amount of such Indebtedness.

For purposes of determining compliance with this Condition 9.4:

(1)

in the event that an item of Indebtedness or Disqualified Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (i) through (xxvii) of this Condition 9.4(b) or is entitled to be Incurred pursuant to Condition 9.4(a), the Issuer shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness or Disqualified Stock (or any portion thereof) in any manner that complies with this Condition 9.4;

(2)

at the time of Incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in Condition 9.4(a) and clauses (i) through (xxvii) of this Condition 9.4(b) without giving pro forma effect to the Indebtedness Incurred pursuant to clauses (i) through (xxvii) of this Condition 9.4(b) when calculating the amount of Indebtedness that may be Incurred pursuant to Condition 9.4(a);

84	Alvotech - Bond Instrument (Tranche B)

(3)

Accrual of interest, the accretion of accreted value, the payment of interest in the form of additional Indebtedness with the same terms, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, amortisation or accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies shall not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this Condition 9.4. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this Condition 9.4; and

(4)

Notwithstanding any other provision of this Condition 9.4, the maximum amount of Indebtedness that may be Incurred pursuant to this Condition 9.4 will not be deemed to be exceeded with respect any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies; provided that such Indebtedness was permitted to be Incurred at the time of such Incurrence.

9.5	Limitation on Restricted Payments.

(a)	So long as the Bonds are outstanding, the Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i)

declare, make, distribute or pay any dividend, charge, fee or make any other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger, amalgamation or consolidation involving the Issuer (other than (A) dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer or (B) dividends or distributions by a Restricted Subsidiary; provided that, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(ii)	purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests (other than Disqualified Stock) of the Issuer or any direct or indirect parent of the Issuer;

(iii)	purchase or otherwise acquire or retire for value any Disqualified Stock of the Issuer or any direct or indirect parent of the Issuer;

(iv)

make any voluntary or optional principal payment on, or voluntarily redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of the Issuer or any of its Restricted Subsidiaries (other than the

85	Alvotech - Bond Instrument (Tranche B)

payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal instalment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement, unless such sinking fund obligation, principal instalment or final maturity occurs within one year of the Stated Maturity of the Bonds, and (B) Indebtedness permitted under clauses 9.4(b)(vii) or 9.4(b)(ix) of Condition 9.4(b));

(v)

pay or allow any of its Restricted Subsidiaries to pay any management, advisory or other fee or bonus to or to the order of any of the direct or indirect shareholders of the Issuer in their capacity as such; or

(vi)	make any Restricted Investment;

(vii)

(all such payments and other actions set forth in clauses (i) through (vi) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment (other than a Restricted Payment under clause (iii) above, for which the following exception shall not be applicable):

(A)	no Default shall have occurred and be continuing or would occur as a consequence thereof;

(B)

immediately after giving effect to such transaction on a pro forma basis, the Issuer would, pursuant to the Bond Documents, be permitted to Incur US$1.00 of additional Indebtedness under Condition 9.4(a); and

(C)

such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (i), (iv), (v) (to the extent such dividends did not reduce Consolidated Net Income), (vi) and (xviii) of Condition 9.5(b), but excluding all other Restricted Payments permitted by Condition 9.5(b)), is less than the amount equal to the Cumulative Credit (with the amount of any Restricted Payment made under this Condition 9.5 in any property other than cash being equal to the Fair Market Value (as determined in good faith by the Issuer) of such property at the time made).

(b)	The provisions of Condition 9.5(a) shall not prohibit:

(i)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of this Instrument;

(ii)

(A) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of the Issuer or any direct or indirect parent of the Issuer or Subordinated Indebtedness of the Issuer, any direct or indirect parent of the Issuer or any Guarantor in exchange for, or out of the

86	Alvotech - Bond Instrument (Tranche B)

proceeds of, the substantially concurrent sale of, Equity Interests of the Issuer or any direct or indirect parent of the Issuer or contributions to the equity capital of the Issuer (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) (collectively, including any such contributions, “Refunding Capital Stock”); and (B) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) of Refunding Capital Stock;

(iii)

the repayment, redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness of the Issuer or any Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor that is Incurred in accordance with Condition 9.4 so long as:

(A)

the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable), plus any accrued but unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, plus any tender premiums or any defeasance costs, fees and expenses incurred in connection therewith),

(B)

such Indebtedness is subordinated to the Bonds or the related Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value,

(C)

such Indebtedness has a Stated Maturity and, if applicable, a First Amortisation Date equal to or later than the earlier of (x) the Stated Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (y) 91 days following the Stated Maturity of any Bonds then outstanding, and

(D)

such Indebtedness has a Weighted Average Life to Maturity at the time Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, acquired or retired that were due on or after the date that is one year following the last maturity date of any Bonds then outstanding were instead due on such date one year following the last date of maturity of the Bonds;

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provided that the Issuer or such Guarantor shall procure that the creditor under such Subordinated Indebtedness execute and deliver to the Security Trustee an accession undertaking substantially in the form of Schedule 2 of the Intercreditor Deed pursuant to which such creditor accede to the Intercreditor Deed as a Subordinated Creditor;

(iv)

on and after the Listing Date, the repurchase, retirement or other acquisition (or dividends to any direct or indirect parent of the Issuer to finance any such repurchase, retirement or other acquisition) for value of Equity Interests of the Issuer or any direct or indirect parent of the Issuer held by any future, present or former employee, director or consultant of the Issuer or any direct or indirect parent of the Issuer or any Subsidiary of the Issuer pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement, in each case on arm’s length terms; provided that:

(A)

the aggregate amounts paid under this clause (iv) do not exceed US$10,000,000 (or the Dollar Equivalent thereof) in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years subject to a maximum payment (without giving effect to the following proviso) of US$20,000,000 (or the Dollar Equivalent thereof) in any calendar year); provided, further, that such amount in any calendar year may be increased by an amount not to exceed:

(1)

the cash proceeds received by the Issuer or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Issuer or any direct or indirect parent of the Issuer (to the extent contributed to the Issuer) to members of management, directors or consultants of the Issuer and its Restricted Subsidiaries or any direct or indirect parent of the Issuer that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend shall not increase the amount available for Restricted Payments under clause (iii) of Condition 9.5(a)); plus

(2)

the cash proceeds of key man life insurance policies received by the Issuer or any direct or indirect parent of the Issuer (to the extent contributed to the Issuer) or the Issuer’s Restricted Subsidiaries after the Issue Date;

provided that the Issuer may elect to apply all or any portion of the aggregate increase contemplated by clauses (1)and (2) above in any one or more calendar years; and provided, further, that cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from any present or former employees, directors, officers or consultants of the Issuer or any Restricted Subsidiary or the direct or indirect parent of the Issuer will not be deemed to constitute a Restricted Payment for purposes of this Condition 9.5 or any other provision of this Instrument; and

88	Alvotech - Bond Instrument (Tranche B)

(B)

on and after the Listing Date, such management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement is in compliance with the Listing Rules and applicable laws and regulations of the relevant Stock Exchange;

(v)

the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries issued or incurred in accordance with Condition 9.4;

(vi)

the declaration and payment of dividends or distributions (a) to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date and (b) to any direct or indirect parent of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of the Issuer issued after the Issue Date; provided, however, that, (A) after giving effect to such declaration (and the payment of dividends or distributions) on a pro forma basis, the Issuer would be permitted to Incur at least US$1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in Condition 9.4(a) and (B) the aggregate amount of dividends declared and paid pursuant to this clause (vi) does not exceed the net cash proceeds actually received by the Issuer from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(vii)

Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Investments made pursuant to this clause (vii) that are at that time outstanding, not to exceed the greater of (x) US$10,000,000 (or the Dollar Equivalent thereof) and (y) 2.5 per cent. of Total Assets, in each case at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(viii)

the payment of dividends on the Issuer’s Shares (or a Restricted Payment to any direct or indirect parent of the Issuer, as the case may be, to fund the payment by such direct or indirect parent of the Issuer of dividends on such entity’s common stock) of up to 6 per cent. per annum of the net proceeds received by the Issuer from any public offering of common stock of the Issuer or any direct or indirect parent of the Issuer;

(ix)

payments or distributions to dissenting stockholders or equityholders pursuant to applicable law, pursuant to or in connection with a consolidation, amalgamation, merger or transfer of all or substantially all of the assets of the Issuer and the Restricted Subsidiaries, taken as a whole, that complies with Condition 9.11; provided that as a result of such consolidation, amalgamation, merger or transfer of assets, the Bondholders shall have the Change of Control Put Right and that all Bonds tendered by Bondholders pursuant to the Change of Control Put Right have been repurchased, redeemed or acquired for value;

(x)	other Restricted Payments that are made with Excluded Contributions;

89	Alvotech - Bond Instrument (Tranche B)

(xi)	other Restricted Payments in an aggregate amount not to exceed the greater of US$10,000,000 (or the Dollar Equivalent thereof) and 2.5 per cent. of Total Assets, in each case at the time made;

(xii)

the distribution, as a dividend or otherwise, of (i) shares of Capital Stock of, or (ii) Indebtedness owed to the Issuer or a Restricted Subsidiary of the Issuer by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries the primary assets of which are Cash Equivalents);

(xiii)

the payment of reasonable dividends or other distributions to any direct or indirect parent of the Issuer in amounts required for such parent to pay any taxes imposed directly on such parent to the extent such taxes are directly attributable to the income of the Issuer and its Restricted Subsidiaries (including by virtue of such parent being the common parent of a consolidated or combined tax group of which the Issuer and/or its Restricted Subsidiaries are members);

(xiv)	Restricted Payments:

(A)

in reasonable amounts required for any direct or indirect parent of the Issuer, if applicable, to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of any direct or indirect parent of the Issuer, if applicable, and general corporate overhead expenses of any direct or indirect parent of the Issuer, if applicable, in each case to the extent such fees and expenses are directly attributable to the ownership or operation of the Issuer, if applicable, and its Subsidiaries; and

(B)

in amounts required for any direct or indirect parent of the Issuer, if applicable, to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to the Issuer or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, the Issuer Incurred in accordance with Condition 9.4 on an arm’s length basis;

(xv)	repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(xvi)	purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(xvii)

Restricted Payments by the Issuer or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person; provided, however, that any such payment, loan, advance, dividend or distribution shall not be for the purpose of evading any limitation of this Condition 9.5 or otherwise to facilitate any dividend or other return of capital to the holders of such Capital Stock (as determined in good faith by the Board); and

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(xviii)

the repayment, redemption, repurchase, defeasance or otherwise acquisition or retirement for value of any Subordinated Indebtedness (x) the consideration for which is payable solely in the Equity Interests of the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the definition of “Cumulative Credit,” or (y) pursuant to the provisions similar to those described under Conditions 9.7 and 13.4; provided that in the case of sub-clause (y) all Bonds tendered by the Bondholders pursuant to the Change of Control Put Right or in connection with an Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

provided that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (vi), (vii), (viii), (xi), (xii) and (xviii)(y) of this Condition 9.5(b), no Default shall have occurred and be continuing or would occur as a consequence thereof.

(c)

For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated shall be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation shall only be permitted if a Restricted Payment or Permitted Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

(d)

For purposes of determining compliance with this Condition 9.5, in the event that a Restricted Payment (or any portion thereof) meets the criteria of more than one of the categories described in Condition 9.5(b) or is entitled to be made pursuant to Condition 9.5(a), the Issuer may, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Restricted Payment (or any portion thereof) in any manner that complies with this Condition 9.5.

9.6	Dividend and Other Payment Restrictions Affecting Subsidiaries.

(a)

So long as the Bonds are outstanding, the Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(i)

(A) declare or pay any dividends, charge, fee or other distribution or make any other distributions (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) to the Issuer or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits or (B) pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(ii)	repay or distribute any dividend or share premium reserve;

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(iii)	redeem, repurchase, defease, retire or repay any of its share capital or resolve to do so;

(iv)	make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(v)	sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries,

except in each case for such encumbrances or restrictions existing under or by reason of:

(1)	contractual encumbrances or restrictions in effect on the Issue Date;

(2)	this Instrument, the Guarantees, the Bonds or the Security Documents;

(3)	applicable law or any applicable rule, regulation or order;

(4)

any agreement or other instrument relating to Indebtedness of a Person acquired by the Issuer or any Restricted Subsidiary that was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(5)

contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6)	Secured Indebtedness otherwise permitted to be Incurred pursuant to Conditions 9.4 and 9.9;

(7)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8)

customary provisions in joint venture agreements, collaboration agreements, licenses of Proprietary Rights and other similar agreements entered into in the ordinary course of business and on an arm’s length basis;

(9)	purchase money obligations for property acquired and Capitalised Lease Obligations in the ordinary course of business;

(10)	customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business;

(11)	any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided that such restrictions apply only to such Receivables Subsidiary;

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(12)

other Indebtedness, Disqualified Stock or Preferred Stock (A) of the Issuer or any Restricted Subsidiary of the Issuer that is a Guarantor, (B) of the PRC Joint Venture permitted to be Incurred under Condition 9.4(b)(xxix) or (C) of any Restricted Subsidiary (other than the PRC Joint Venture) that is not a Guarantor so long as such encumbrances and restrictions contained in any agreement or instrument will not materially affect the Issuer’s ability to make anticipated principal or coupon payments on the Bonds (as determined in good faith by the Issuer); provided that in the case of each of clauses (A) and (C), such Indebtedness, Disqualified Stock or Preferred Stock is permitted to be Incurred subsequent to the Issue Date under Condition 9.4;

(13)	any Restricted Investment not prohibited by Condition 9.5 and any Permitted Investment; or

(14)

any encumbrances or restrictions of the type referred to in clauses (i), (ii) and (iii) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

(b)

For purposes of determining compliance with this Condition 9.6, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on other Capital Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Issuer or a Restricted Subsidiary of the Issuer to other Indebtedness Incurred by the Issuer or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

9.7	Asset Sales.

(a)

So long as the Bonds are outstanding, the Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) the Issuer or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of, and (y) at least 75 per cent. of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(i)

any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Issuer or any Restricted Subsidiary of the Issuer (other than liabilities that are by their terms subordinated to the Bonds or any Guarantee) that are assumed by the transferee of any such assets or that are otherwise cancelled or terminated in connection with the transaction with such transferee,

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(ii)

any notes or other obligations or other securities or assets received by the Issuer or such Restricted Subsidiary of the Issuer from such transferee that are converted by the Issuer or such Restricted Subsidiary of the Issuer into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(iii)

any Designated Non-cash Consideration received by the Issuer or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Designated Non-cash Consideration received pursuant to this clause (iii) that is at that time outstanding, not to exceed the greater of US$30,000,000 (or the Dollar Equivalent thereof) and 7.5 per cent. of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value) shall be deemed to be Cash Equivalents for the purposes of this Condition 9.7(a).

(b)

Within 180 days after the Issuer’s or any Restricted Subsidiary of the Issuer’s receipt of the Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary of the Issuer may apply the Net Proceeds from such Asset Sale, at its option:

(i)	to repay (x) Indebtedness of a Restricted Subsidiary that is not a Guarantor or (y) Pari Passu Indebtedness; or

(ii)

to make an Investment in any one or more businesses (provided that if such Investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Issuer or, if such Person is a Restricted Subsidiary of the Issuer, in an increase in the percentage ownership of such Person by the Issuer or any Restricted Subsidiary of the Issuer), assets, or property or capital expenditures, in each case (A) used or useful in a Similar Business or (B) that replace the properties and assets that are the subject of such Asset Sale.

In the case of Condition 9.7(b)(ii), a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment until the earlier of (x) the date on which such Investment is consummated and (y) the 180th day following the expiration of the aforementioned 180-day period, if such Investment has not been consummated by that date. Pending the final application of any such Net Proceeds, the Issuer or such Restricted Subsidiary of the Issuer may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by this Instrument.

Any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in clause (a) or (b) of this Condition 9.7 will be deemed to constitute “Excess Proceeds”. On the 181st day (or the 361st day if a binding commitment as described in the immediately preceding paragraph has been entered into) after an Asset Disposition, or at such earlier date that the Issuer elects, if the aggregate amount of Excess Proceeds exceeds US$20,000,000 (or the Dollar Equivalent thereof) (an “Excess Proceeds Threshold”), the Issuer shall make an offer to all Bondholders (and, at the option of the Issuer, to holders of any Pari Passu

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Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of Bonds (and such Pari Passu Indebtedness) that is at least US$1,000 and an integral multiple of US$1,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to the Redemption Amount plus the Applicable Premium (if any) (or, in respect of such Pari Passu Indebtedness, such price as may be provided for by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in this Condition 9.7. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within 10 Business Days after the date that Excess Proceeds exceed the applicable Excess Proceeds Threshold by providing the written notice required pursuant to Condition 9.7(f). To the extent that the aggregate amount of Bonds (and such Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for any purpose that is not prohibited by this Instrument. If the aggregate principal amount of Bonds (and such Pari Passu Indebtedness) surrendered by Bondholders thereof exceeds the amount of Excess Proceeds, the Bondholders shall select the Bonds to be purchased in the manner described in Condition 9.7(e). Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

(c)

The Issuer shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Bonds pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Instrument, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in this Instrument by virtue thereof.

(d)

The Asset Sale Offer, in so far as it relates to the Bonds, will remain open for a period not less than 10 Business Days following its commencement (the “Offer Period”). No later than five Business Days following the termination of the Offer Period, the Issuer shall cancel the Bonds or portions thereof that have been properly tendered to and are to be accepted by the Issuer, and shall, on the date of purchase, mail or deliver payment to each tendering Bondholder in the amount of the purchase price as determined by the Issuer.

(e)

Bondholders electing to have a Bond purchased shall be required to surrender the Bond, with an appropriate form duly completed, to the Issuer at the address specified in the notice at least three Business Days prior to the purchase date. Bondholders shall be entitled to withdraw their election if the Issuer receives not later than one Business Day prior to the purchase date a telegram, telex, facsimile transmission or letter setting forth the name of the Bondholder, the principal amount of the Bond that was delivered by the Bondholder for purchase and a statement that such Bondholder is withdrawing such Bondholder’s election to have such Bond purchased. If at the end of the Offer Period more Bonds (and such Pari Passu Indebtedness, as applicable) are tendered pursuant to an Asset Sale Offer than the Issuer is required to purchase, the Issuer will select the Bonds to be redeemed on a pro rata basis, by lot or by such other method as the Issuer shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no Bonds of US$1,000 or less shall be purchased in part. Selection of such Pari Passu Indebtedness, as applicable, shall be made pursuant to the terms of such Pari Passu Indebtedness; provided that any purchase by the Issuer of Pari Passu Indebtedness and Bonds tendered pursuant to an Asset Sale Offer shall otherwise be made on a pro rata basis, as nearly as practicable.

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(f)

Written notices of an Asset Sale Offer shall be provided at least 30 but not more than 60 days before the purchase date to each Bondholder at such Bondholder’s registered address. If any Bond is to be purchased in part only, any notice of purchase that relates to such Bond shall state the portion of the principal amount thereof that has been or is to be purchased. Bondholders whose Bonds are purchased only in part shall be issued new Bonds equal in principal amount to the unpurchased portion of the Bonds surrendered.

(g)

Notwithstanding anything to the contrary in this Instrument, so long as the Bonds are outstanding, the Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, sell, transfer, lease or otherwise dispose of (whether in a single transaction or a series of related transactions) of any Equity Interests in the PRC Joint Venture held by the Issuer or such Restricted Subsidiary to any Person other than the Issuer or a Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction.

9.8	Transactions with Affiliates.

(a)

So long as the Bonds are outstanding, the Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of US$2,500,000 (or the Dollar Equivalent thereof), unless:

(i)

such Affiliate Transaction is on terms that are not materially less favourable to the Issuer or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person;

(ii)

with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$2,500,000 (or the Dollar Equivalent thereof), the Issuer delivers to the Bondholders a resolution adopted in good faith by the majority of the Board, approving such Affiliate Transaction and set forth in an Officer’s certificate certifying that such Affiliate Transaction complies with clause (i) above; and

(iii)

with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$10,000,000 (or the Dollar Equivalent thereof), the Issuer shall notify the Bondholders of such proposed transaction and upon written request by any Bondholder:

(A)

the Issuer delivers to the Bondholders, in addition to the resolution of the Board referred to in clause (ii) above, an opinion of a reputable accounting, appraisal or investment banking firm of national or

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international standing, or other recognised independent expert of national or international standing with experience appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required, stating that the Affiliate Transaction or series of related Affiliate Transactions is (l) fair to the Issuer or such Restricted Subsidiary from a financial point of view taking into account all relevant circumstances or (2) on terms not materially less favourable than might have been obtained in a comparable transaction at such time on an arm’s length basis from a Person who is not an Affiliate; and

(B)

for purposes of the opinion referred to in the immediately preceding paragraph, the Issuer shall present to the Bondholders at least four reputable accounting, appraisal or investment banking firms of national or international standing and/or other recognised independent experts of national or international standing with experience appraising the terms and conditions of the type of transaction or series of related transactions, at least two of which shall be of international standing, and one such firm or expert shall be selected for the purpose of delivering such opinion by the holders of at least 50.l per cent. in aggregate principal amount of the Bonds or by Special Resolution within 10 Business Days following receipt of the request from the Issuer; provided that if no firm or expert is selected, the Issuer shall be entitled to make such selection.

(b)	The provisions of Condition 9.8(a) shall not apply to the following:

(i)

transactions between or among the Issuer and/or any of its Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction), including any payment to, or sale, lease, transfer or other disposition of any properties or assets to, or purchase of any property or assets from, or any contract, agreement, amendment, understanding, loan, advance or guarantee with, or for the benefit of, the Issuer or any of its Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction);

(ii)	Restricted Payments permitted by Condition 9.5 and Permitted Investments (without giving effect to clause (13) of the definition of “Permitted Investments”);

(iii)

the payment of reasonable and customary compensation, benefits, fees and reimbursement of expenses paid to, and indemnity, contribution and insurance provided on behalf of, officers, directors, employees or consultants of the Issuer or any Restricted Subsidiary or any direct or indirect parent of the Issuer;

(iv)	payments or loans (or cancellation of loans) to officers, directors, employees or consultants that are approved by a majority of the disinterested members of the Board in good faith;

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(v)

any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the Bondholders in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by the Issuer;

(vi)

the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders or equityholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any amendment thereto or similar transactions, agreements or arrangements that it may enter into thereafter; provided that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing transaction, agreement or arrangement or under any similar transaction, agreement or arrangement entered into after the Issue Date shall only be permitted by this clause (vi) to the extent that the terms of any such existing transaction, agreement or arrangement together with all amendments thereto, taken as a whole, or new transaction, agreement or arrangement are not otherwise more disadvantageous to the Bondholders in any material respect than the original transaction, agreement or arrangement as in effect on the Issue Date;

(vii)

transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of this Instrument, which are fair to the Issuer and its Restricted Subsidiaries in the reasonable determination of the Board or the senior management of the Issuer, or are on terms at least as favourable as might reasonably have been obtained at such time from an unaffiliated party;

(viii)	any transaction effected as part of a Qualified Receivables Financing;

(ix)	the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Person;

(x)

the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee or director benefit plans approved by the Board or any direct or indirect parent of the Issuer or of a Restricted Subsidiary of the Issuer, as appropriate, in good faith;

(xi)	the entering into of any tax sharing agreement or arrangement and any payments permitted by Condition 9.5(b)(xiii);

(xii)	any contribution to the capital (including the capital reserves) of the Issuer;

(xiii)	transactions permitted by, and complying with, Condition 9.11;

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(xiv)

transactions between the Issuer or any of its Restricted Subsidiaries and any Person, a director of which is also a director of the Issuer or any direct or indirect parent of the Issuer; provided, however, that such director abstains from voting as a director of the Issuer or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(xv)	any employment agreements entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(xvi)

intercompany transactions undertaken in good faith (as certified by the Issuer in an Officer’s certificate) for the purpose of improving the consolidated tax efficiency of the Issuer and its Subsidiaries and not for the purpose of circumventing compliance with any covenant set forth in this Instrument;

(xvii)	the formation and maintenance of any consolidated group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(xviii)

transactions with Affiliates of the Issuer relating to the purchase by the Issuer or any Guarantor of Proprietary Rights (and any other rights to produce or sell products) where the purchase price therefor is not more than the lower of (A) the Development Cost therefor incurred by the Affiliate from whom the Issuer or such Guarantor makes such purchase multiplied by 1.5 and (B) the Fair Market Value of such Proprietary Rights calculated in connection with such purchase based on a discounted cash flow methodology as determined in good faith by a responsible financial or accounting officer of the Issuer; provided that if such Fair Market Value as determined by such officer is over US$10,000,000 (or the Dollar Equivalent thereof) (and such Fair Market Value determination is less than the Development Cost), the calculation of Fair Market Value instead shall be as determined by an Independent Financial Advisor retained by the Issuer based on a discounted cash flow methodology; and

(xix)	the Incurrence of Indebtedness permitted pursuant to Condition 9.4(b)(xxiii) or 9.4(b)(xxiv).

9.9	Liens.

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur, assume or permit to exist any Lien on the Collateral (other than Permitted Liens).

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur, assume or permit to exist any Lien of any nature whatsoever on any of its assets or properties of any kind, whether owned at the Issue Date or thereafter acquired (other than the Collateral), except Permitted Liens, unless the Bonds are secured (a) equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Bonds, prior to) the obligation or liability secured by such Lien, for so long as such obligation or liability is secured by such Lien or (b) by other assets or properties approved by a Special Resolution.

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For purposes of determining compliance with this Condition 9.9, in the event that a Lien securing an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the categories of Liens described in the foregoing paragraph or in clauses (1) through (32) of the definition of “Permitted Liens”, then the Issuer shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Lien securing an item of Indebtedness (or any portion thereof) in any manner that complies with this Condition 9.9.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, amortisation of original issue discount and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies, in each case in respect of such Indebtedness.

To the extent applicable, the Liens on the Intellectual Property Collateral shall be subordinated to any Lien on such Collateral that is permitted by clause (18) of the definition of “Permitted Liens” (other than such Permitted Liens in favour of the Issuer or any Restricted Subsidiary) and, upon request from the Issuer (which shall be accompanied by an Officer’s Certificate), the Security Trustee shall take such action as is requested by the Issuer to reflect such subordination (including the entry into non-disturbance and similar agreements) in connection with the licensing of Proprietary Rights and any other transactions permitted by such clause (18), such as confirming in writing to any actual or potential licensee and/or counterparty that (a) the Security Trustee shall not, by enforcing its Liens, or otherwise, disturb or otherwise affect the prior Lien of such licensee and/or counterparty or any other rights of the licensee and/or counterparty under the relevant agreements, (b) so long as such licensee and/or counterparty is not in breach of or default under its agreements with the Issuer and/or its Subsidiaries, neither the Security Trustee nor any successor thereto shall assert any rights of the Issuer and/or any Subsidiary to terminate any rights or benefits of the licensee and/or counterparty pursuant to the terms of such agreements, and (iii) upon entry by the Issuer and/or any Subsidiary into any non-exclusive license agreement with respect to such Proprietary Rights with the party licensing such Proprietary Rights, such non-exclusive licensee shall take its license rights under such license agreement free of the Liens on the Collateral.

9.10	Line of Business.

The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, engage in any line of business other than those businesses engaged in on the Issue Date and businesses reasonably related thereto.

9.11	Consolidation, Merger and Sale of Assets.

(a)

The Issuer shall not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not the Issuer is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or a series of related transactions to, any Person, other than:

(i)

as part of or for the purpose of consummating a SPAC Listing, including any transaction described in paragraph (ii)(A) below (but in each case provided that all conditions in the definition of SPAC Listing have been complied with); and

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(ii)	any other transaction where:

(A)

the Issuer is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a legal entity organised or existing under the laws of Luxembourg or any state or territory of thereof (the Issuer or such Person, as the case may be, being herein called the “Successor Company”); and (y) the Successor Company (if other than the Issuer) expressly assumes all the obligations of the Issuer under this Instrument, the Bonds and the Security Documents to which it is a party pursuant to documents or instruments in form reasonably satisfactory to the Bondholders;

(B)

immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(C)

immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness that becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either:

(1)	the Successor Company would be permitted to Incur at least US$1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in Condition 9.4(a); or

(2)

the Consolidated Leverage Ratio for the Successor Company and its Restricted Subsidiaries would be less than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

(D)

each Guarantor, unless it is the other party to the transactions described above, shall have by accession letters confirmed that its Guarantee shall apply to such Person’s obligations under this Instrument, the Guarantee (if not then terminated pursuant to its terms) and the Bonds; and

(E)

the Issuer shall have delivered to the Bondholders (A) an Officer’s certificate and an Opinion of Counsel, each stating that (x) such consolidation, amalgamation, merger, winding up, conversion, sale, assignment, transfer, lease, conveyance or other disposition and such accession letters (if any) comply with this Instrument and (y) the obligations of the Issuer under this Instrument, the Bonds and the Security Documents to which it is a party remain obligations of the Successor Company and (B) an Officer’s certificate stating that such necessary actions have been taken (together with evidence thereof) promptly and in any event no later than 30 days following such transaction.

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The Successor Company (if other than the Issuer) pursuant to transaction under clause (i) or (ii) above shall succeed to, and be substituted for, the Issuer under this Instrument and the Security Documents to which it is a party, and in such event the Issuer will automatically be released and discharged from its obligations under this Instrument, the Bonds and the Security Documents to which it is a party. Notwithstanding the foregoing paragraphs (ii)(B) and (ii)(C) of this Condition 9.11(a), (x) any Restricted Subsidiary may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to the Issuer or to another Restricted Subsidiary and (y) the Issuer may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating the Issuer under the laws of Luxembourg or any state or territory of thereof, or may convert into a legal entity in any such jurisdiction, including in each case pursuant to a SPAC Listing, so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby. This Condition 9.11 will not apply to a sale, assignment, transfer, lease, conveyance or other disposition of property or assets between or among the Issuer or any of its Restricted Subsidiaries.

(b)

Subject to the provisions of this Instrument, none of the Guarantors shall, and the Issuer shall not permit any Guarantor to, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not such Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or a series of related transactions to, any Person unless either (A) such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation, partnership or limited liability company organised or existing under the laws of the jurisdiction of its formation (or, in the case whereby more than one Guarantors are involved in such transaction, the jurisdiction of formation of any one of such Guarantors) or any state or territory of thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”) and the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under this Instrument and to the extent such Guarantor is a Pledgor, all obligations of such Pledgor under the Security Documents to which it is party, and, if applicable, such Guarantors’ Guarantee and the Security Documents to which such Guarantor is a party pursuant to an accession letter or other documents or instruments in form reasonably satisfactory to the Bondholders or (B) such sale or disposition or consolidation, amalgamation or merger is not in violation of Condition 9.7 (in which case such Guarantor shall be released from its Guarantee).

Except as otherwise provided in this Instrument, the Successor Guarantor (if other than such Guarantor) will succeed to, and be substituted for, such Guarantor under this Instrument, such Guarantor’s Guarantee and/or the Security Documents to which such Guarantor is a party, and in such event such Guarantor will automatically be released and discharged from its obligations under this Instrument and such Guarantor’s Guarantee and/or the Security Documents, as the case may be.

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Notwithstanding the foregoing, any Guarantor may consolidate, amalgamate, merge with or into or wind up or convert into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets to, the Issuer or any other Guarantor.

9.12	Use of Proceeds

(a)

The Issuer shall use the net proceeds from the issue of the Bonds for general corporate purposes, including but not limited to repayment of existing indebtedness, capital expenditures and/or working capital.

(b)	The Issuer will not, directly or indirectly, use the proceeds from the issue of the Bonds:

(i)	or lend, contribute or otherwise make available such proceeds to any Subsidiary, Affiliate, joint venture partner or other Person or entity:

(A)	for the purpose of financing or facilitating any activity that would violate applicable anti-corruption laws and regulations;

(B)	for the purpose of funding or facilitating any activity or business of or with any Person in any country or territory that, at the time of such funding of facilitation, is the target of any Sanctions;

(C)	in any other manner that could be reasonably expected to result in a violation by any Person, including the Issuer, of any Sanctions; and

(ii)	will not, directly, or indirectly, use the proceeds from the issue of the Bonds for any payments to:

(A)	fund or facilitate any money laundering or terrorist financing activities or business; or

(B)

in any other manner that would cause or result in violation of applicable anti-money laundering laws, rules or regulations, including the Bank Secrecy Act of 1970, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001.

9.13	Liquidity Account

The Issuer shall ensure that:

(a)

the Liquidity Account is maintained at all times from (and including) the Completion Date, with an authorised signatory of the Security Trustee designated as the sole person(s) with signing rights over such Liquidity Account;

(b)	Security is granted over the Liquidity Account in favour of the Security Trustee, on behalf of the Bondholders, from (and including) the Completion Date; and

(c)

cash and Cash Equivalents in an aggregate amount of not less than US$25,000,000 (or the Dollar Equivalent thereof) shall be held in the Liquidity Account no later than the date falling on the tenth Business Day after the Completion Date, and at all times thereafter.

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9.14	Compliance with Law

The Issuer will, and will cause each of its Restricted Subsidiaries to, comply with all laws, regulations, orders, judgments and decrees of any Governmental Authority, except to the extent that failure to so comply would not reasonably be expected to have a Material Adverse Effect.

9.15	Lease Agreement

So long as the Bonds are outstanding, save with the approval by the holders of at least 50.1 per cent. in aggregate principal amount of the Bonds and the Other Bonds then outstanding, the Issuer shall not permit Alvotech hf. to, and Alvotech hf. shall not, enter into any agreement which has the effect of increasing the monthly lease payment (the “Lease Payment”) set forth in the lease agreement dated 15 November 2016 (the “Lease Agreement”) entered into by and between Fasteignafelagio Sæmundur hf. (“Sæmundur”) and Alvotech hf. with respect to the lease of a 12,962.4 m2 building for manufacturing, research, offices, parking lots and underground parking garage located at Saemundargata 15-19, Reykjavik, with the property registration number 232-7931 (the “Leased Premise”); provided that nothing in this Condition 9.15 shall limit Alvotech hf.’s ability to enter into any agreement which has the effect of changing the currency denomination of the lease payment under the Lease Agreement and any increase in such lease payment as a result of currency fluctuations shall not be deemed an increase that is subject to the limitation set forth in this Condition 9.15; provided further that such change of currency denomination shall be made based on the prevailing currency exchange rate at or about the time of such change (as determined in good faith by the Board) and that such agreement shall be on fair and reasonable terms that are no less favourable to Alvotech hf. than those that would have been obtained in a comparable transaction by Alvotech hf. with the Person that is not an Affiliate of the Issuer.

10	Initial Public Offering

The Issuer shall use commercially reasonable endeavours to effect a Qualified IPO or a Qualified SPAC Listing.

10.1	Qualified IPO

As used in this Condition 10:

(a)	“Qualified IPO” means an IPO that complies with:

(i)	the rules and regulations of the Stock Exchange; and

(ii)	the following conditions:

(A)

it is a primary offer of IPO Securities to the public for subscription or sale exclusively for cash, accompanied (or preceded) by the grant of listing of, and permission to deal in, the IPO Securities or depositary shares or securities representing Shares by the Stock Exchange;

(B)	the number of investors purchasing IPO Securities is equal to or greater than the minimum as prescribed by the Stock Exchange or any relevant regulatory authorities;

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(C)	the listing of the IPO Securities is on a Stock Exchange;

(D)

the aggregate public float of IPO Securities is not less than US$300,000,000 (or the Dollar Equivalent) as calculated in accordance with accounting principles applicable to the Issuer and/or the applicable rules and regulations of the Stock Exchange provided always that the Bondholders shall have the right to waive any of the requirements contained in this Condition 10.1(a)(ii)(D) by a Special Resolution;

(E)	the aggregate amount of cash or Cash Equivalent of the Group is not less than US$300,000,000 (or the Dollar Equivalent) immediately after consummation of the Qualified IPO;

(F)

to the extent the proposed offering of IPO Securities relates to any holding company or Subsidiary undertaking of the Issuer, the Bondholders (holding in aggregate more than 50% of the principal amount of the Bonds then outstanding) have confirmed in writing to the Issuer that the proposed IPO does not adversely affect the interests of the Bondholders under the Bond Documents (taken as a whole), provided that the Bondholders will act reasonably in granting such confirmation, with such confirmation not to be unreasonably withheld or delayed; and

(G)

Alvogen Lux and Aztiq Pharma have, on or prior to the date of listing IPO Securities, exercised US$ 125,000,000 of their aggregate rights to subscribe for securities in the Issuer pursuant to Alvogen Warrant and Aztiq Warrant (respectively) (in each case, as defined in the Shareholders’ Agreement) it being agreed that cash applied by Alvogen Lux and Aztiq Pharma pursuant to the Shareholders’ Agreement (and, in the case of the Proposed SPAC Listing, the BCA) may be less than US$ 125,000,000 taking into account the deductions and offsets permitted by the terms of the Shareholders’ Agreement but shall be no less than US$ 70,000,000, save where the Bondholders by a Special Resolution have certified that transaction is a Qualified IPO or waive any of the above conditions.

(b)	“Qualified SPAC Listing” means a SPAC Listing in connection with which:

(i)

the aggregate public float of the securities of the SPAC (and/or the Issuer (or any holding company or Subsidiary undertaking of the Issuer)) on any Stock Exchange is not less than US$300,000,000 (or the Dollar Equivalent), or US$300,000,000 (or the Dollar Equivalent) is invested into the Issuer (or any holding company or Subsidiary undertaking of the Issuer), in each case, as calculated in accordance with accounting principles applicable to the SPAC, Issuer (or any holding company or Subsidiary undertaking of the Issuer) and/or the applicable rules and regulations of the Stock Exchange;

(ii)	the aggregate amount of cash or Cash Equivalent of the Group is not less than:

(A)	in the case of the Proposed SPAC Listing, US$200,000,000 (or its Dollar Equivalent),

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(B)	in the case of any SPAC Listing (other than the Proposed SPAC Listing), US$300,000,000 (or its Dollar Equivalent)

in each case, immediately after consummation of the Proposed SPAC Listing or the relevant SPAC Listing, as applicable;

(iii)

Alvogen Lux and Aztiq Pharma have, on or prior to the date of listing IPO Securities, exercised US$ 125,000,000 of their aggregate rights to subscribe for securities in the Issuer pursuant to Alvogen Warrant and Aztiq Warrant (respectively) (in each case, as defined in the Shareholders’ Agreement) it being agreed that cash applied by Alvogen Lux and Aztiq Pharma pursuant to the Shareholders’ Agreement (and, in the case of the Proposed SPAC Listing, the BCA) may be less than US$ 125,000,000 taking into account the deductions and offsets permitted by the terms of the Shareholders’ Agreement but shall be no less than US$ 70,000,000, save where the Bondholders by a Special Resolution have certified that transaction is a Qualified SPAC Listing or waive any of the above conditions.

10.2	Notice of Intended IPO

If (i) any application for listing or admission for trading on a Stock Exchange is made in relation to a proposed IPO or a SPAC Listing (as applicable) or (ii) a IPO or a SPAC Listing (as applicable) is approved by the Stock Exchange or the applicable regulatory authority, and such approval has been communicated to the Issuer, to the extent permitted by applicable laws, the Issuer will, in each case of (i) and (ii) no later than two business days after becoming aware of the same, notify in writing the Bondholders in accordance with Condition 20 of the intended offer to the public and listing of the Shares.

10.3	Definitions

For the purpose of this Condition 10,

“IPO Securities” means shares of the Issuer or any holding company or subsidiary undertaking of the Issuer subject to an IPO or SPAC Listing, which shares are intended to be listed on a Stock Exchange following the consummation of such IPO or SPAC Listing.

“Listing Date” means, the first date on which (i) an IPO occurs or (b) a SPAC Listing occurs.

11	Undertakings

11.1

The Issuer undertakes and warrants, inter alia, that so long as there are any outstanding Bonds save with the approval of a Special Resolution of the Bondholders, it shall (and, where applicable, shall procure that its Subsidiaries shall):

(a)	use commercially reasonable endeavours to effect a Qualified IPO or a Qualified SPAC Listing;

(b)

after the Listing Date, use commercially reasonable endeavours to maintain a listing for all the issued Shares on the Stock Exchange; and (ii) if unable to maintain or obtain such listing, to obtain and maintain a listing for all the Shares on an Alternative Stock Exchange as the Issuer with the approval by an Ordinary Resolution of the Bondholders may from time to time determine and will forthwith give notice to the Bondholders (in accordance with Condition 20) of the listing or delisting of the Shares (as a class) by any of such stock exchanges;

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(c)

after the Listing Date, comply in all material respects with all the rules, regulations and requirements of the applicable Stock Exchange (including the Listing Rules) or the Alternative Stock Exchange (if applicable);

(d)	comply in all material respects with all applicable laws and regulations;

(e)

promptly (i) obtain, comply with and do all that is necessary to maintain in full force and effect, and (ii) supply certified copies to the Security Trustee of, any authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration required under any law or regulation of a relevant jurisdiction to (x) enable it to perform its obligations under the Bond Documents; (y) ensure the legality, validity, enforceability or admissibility in evidence of any Bond Documents; and (z) carry on its business where failure to do so has or is reasonably likely to have a Material Adverse Effect;

(f)

maintain with insurance companies that are financially sound and reputable, such commercial general liability insurance, product liability insurance and property insurance with respect to liabilities, losses or damage in respect of its properties and assets as are customarily carried or maintained under similar circumstances by Persons engaged in similar businesses, in each case, in such amounts, with such deductibles, covering such risks and otherwise on such terms and conditions as are customary for such other Persons to maintain under similar circumstances in similar businesses;

(g)

do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Security Trustee may reasonably specify (and in such form as the Security Trustee may reasonably require in favour of the Security Trustee or its nominee(s)):

(i)

to perfect the Security created or intended to be created under or evidenced by the Security Documents (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Security) or for the exercise of any rights, powers and remedies of the Security Trustee or the Bondholders provided by or pursuant to the Bond Documents or by law;

(ii)

to confer on the Security Trustee Security over any property and assets of the Issuer or any Guarantor located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the Security Documents; and/or

(iii)	to facilitate the realisation of the assets which are, or are intended to be, the subject of the Security; and

(h)

take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Security Trustee by or pursuant to the Bond Documents.

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11.2	Anti-Layering

The Issuer undertakes and warrants, inter alia, that so long as there are any Bonds outstanding, save with the approval of a Special Resolution of the Bondholders, it will not, and will not permit any Guarantor to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any senior Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is either:

(a)	equal in right of payment with the Bonds or such Guarantor’s Guarantee of the Bonds, as the case may be; or

(b)	expressly subordinated in right of payment to the Bonds or such Guarantor’s Guarantee, as the case may be;

provided that:

(i)	unsecured Indebtedness will not be treated as subordinated or junior to senior Indebtedness merely because it is unsecured; and

(ii)	senior Indebtedness will not be treated as subordinated or junior to any other senior Indebtedness merely because it has a junior priority with respect to the same collateral.

11.3

Each of the Issuer and the Guarantors represents and warrants that for the purposes of the Regulation, its Centre of Main Interests is situated in its jurisdiction of incorporation. Each of the Issuer and the Guarantors incorporated in the European Union further undertakes and warrants that so long as there are any outstanding Bonds, it shall not take any positive action to deliberately change the location of its Centre of Main Interests for the purposes of the Regulation where that change would be materially adverse to the interests of the Bondholders.

For purposes of this Condition 11.3 only:

“Centre of Main Interests” means “centre of main interests” as such term is used in Article 3(1) of Regulation (EU) No. 2015/848 of May 2015 of the European Parliament and of the Council on Insolvency Proceedings (recast) (the “Regulations”); and

“Regulation” has the meaning given to that term in the definition of Centre of Main Interests.

11.4	Shareholder Loans

(a)	The Issuer undertakes and warrants that, so long as there are any outstanding Bonds,

(i)

to the extent it or any of the Guarantors Incurs any Indebtedness in accordance with Condition 9.4 from any of its direct or indirect shareholders following the Issue Date, it shall, and shall cause the relevant Guarantor to, procure that the provider of such Indebtedness to execute and deliver to the Security Trustee an accession undertaking substantially in the form of Schedule 2 of the Intercreditor Deed pursuant to which such creditor accede to the Intercreditor Deed as a subordinated creditor; and

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(ii)

it shall not, and shall cause the Guarantors not to, repay, redeem, repurchase, defease or otherwise acquire or retire for value in cash prior to the Listing Date, any Indebtedness owed by it or any Guarantor to any direct or indirect shareholder of the Issuer.

(b)	For the avoidance of doubt, paragraph (a) above is not applicable to any Indebtedness owed to any Bondholders in its capacity as holder of the Bonds or any Other Bonds.

11.5	Arm’s Length Terms

The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, enter into any transaction for the exclusive licensing, strategic alliance, disposal or any arrangement having equivalent effect with respect to any Proprietary Right with any person except on arm’s length terms (or better than arm’s length terms from the Issuer’s or the relevant Restricted Subsidiary’s perspective).

12	Payments

12.1	Principal and Premium

(a)

On or prior to the due date of principal, coupon, premium, default interest or any other amounts payable under this Instrument, the Issuer shall deposit or cause to be deposited with the Paying Agent a sum sufficient to pay such principal, premium, default interest or other amount when so becoming due. Principal, premium, coupon, default interest and all other amounts payable under this Instrument shall be considered paid on the due date if on such date the Paying Agent holds as of 11:00 a.m. Hong Kong time money sufficient to pay all such principal, premium, coupon, default interest or any other amounts then due and the Paying Agent is not prohibited from paying such money to the Bondholders on that date pursuant to the terms of this Instrument.

(b)

On the due date of such principal, premium, coupon, default interest or other amount, the Paying Agent will make payment of such amount by transfer to the Registered Account of the Bondholder; provided that payment of principal and premium will only be made after surrender of the relevant Bond Certificate at the Registrar’s Office.

(c)	When making payments to Bondholders, fractions of one U.S. dollar cent will be rounded down to the nearest U.S. dollar cent.

12.2	Paying Agent to Hold Money in Trust

The Paying Agent agrees and the Issuer shall require any other Paying Agent, if applicable, to agree in writing, that such Paying Agent shall hold in trust for the benefit of the Bondholders all money held by such Paying Agent for the payment of principal, premium, coupon, default interest or any other amounts, and shall notify the Security Trustee of any default by the Issuer in making any such payment. While any such default continues, the Security Trustee may require a Paying Agent to pay all money held by it to the Security Trustee. If the Issuer acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it in trust for the benefit of the Persons entitled thereto. Upon complying with this Condition 12.2, a Paying Agent shall have no further liability for the money delivered to the Security Trustee.

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12.3	Registered Accounts

For the purposes of this Condition 12, a Bondholder’s registered account means the U.S. dollar account maintained by or on behalf of it with a bank in New York (or such other U.S. dollar account as the Bondholder may notify to the Issuer from time to time), details of which appear on the Register of Bondholders at the close of business on the second Business Day before the due date for payment, and a Bondholder’s registered address means its address appearing on the Register of Bondholders at that time.

12.4	Fiscal Laws

All payments are subject in all cases to any applicable laws and regulations in the place of payment, but without prejudice to the provisions of Condition 15. No commissions or expenses shall be charged to the Bondholders in respect of such payments.

12.5	Payment Initiation

Where payment is to be made by transfer to a registered account, payment instructions (for value on the due date or, if that is not a Business Day, for value on the first following day which is a Business Day) will be initiated and in the case of a payment of principal, if later, on the Business Day on which the relevant Bond Certificate is surrendered at the Registrar’s Office.

12.6	Default Interest and Delay in Payment

(a)

If the Issuer fails to pay any sum in respect of the Bonds when the same becomes due and payable under this Instrument, interest shall accrue on the overdue sum at the rate of 10 per cent. per annum on a daily compounding basis from the due date and ending on the date on which full payment is made to the Bondholders in accordance with this Instrument. Such default interest shall accrue on the basis of the actual number of days elapsed and a 360-day year.

(b)

Bondholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if such delay is caused solely because the due date is not a Business Day, if the Bondholder is late in surrendering its Bond Certificate (if required to do so) or if a cheque mailed in accordance with this Condition 12 arrives after the due date for payment.

(c)

If an amount which is due on the Bonds is not paid in full, the Issuer or the Paying Agent, as the case may be, shall cause the Registrar to annotate the Register of Bondholders with a record of the amount (if any) in fact paid.

(d)

All amounts due and payable by the Paying Agent in relation to the Bonds will be allocated in accordance with the written instructions it receives from the Issuer. The Paying Agent is not responsible in any manner whatsoever for the calculation of amounts due under the Bonds or as may be due under this Instrument.

13	Redemption, Purchase and Cancellation

13.1	Maturity

Unless previously redeemed, or purchased and cancelled as provided herein, the Issuer will redeem each Bond at an amount equal to the Redemption Amount on the Maturity Date. The Issuer may not redeem the Bonds at its option prior to the Maturity Date except as provided in Conditions 13.2 and 13.3 below (but without prejudice to Condition 15).

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13.2	Optional Redemption

(a)

The Issuer may, at its option and having given not less than 30 nor more than 60 days’ notice (such notice or a notice delivered pursuant to this condition, an “Optional Redemption Notice”) to the Bondholders in accordance with Condition 20 (which notices shall be irrevocable), redeem the Bonds, in whole but not in part, at a redemption price equal to Redemption Amount plus the Applicable Premium (if any) to (but not including) the relevant redemption date (such relevant redemption date, an “Optional Redemption Date”);

(b)	The Issuer will be bound to redeem the Bonds on the Optional Redemption Date at the relevant amount set forth in clause (a) above.

(c)

Any redemption set forth in clauses (a) above may, at the discretion of the Issuer, be subject to the satisfaction of one or more conditions precedent. If such redemption is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Issuer’s discretion, the redemption date may be delayed until such time (provided, however, that any delayed redemption date shall not be more than 60 days after the date the relevant Optional Redemption Notice was sent) as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date or by the redemption date as delayed. In addition, the Issuer may provide in such notice that payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by another Person.

13.3	Redemption for Taxation Reasons

(a)

At any time, the Issuer may, having given not less than 30 nor more than 60 days’ notice (a “Tax Redemption Notice”) to the Bondholders in accordance with Condition 20 (which notices shall be irrevocable), redeem the Bonds, in whole but not in part, at an amount equal to the Redemption Amount on the date fixed for redemption in the Tax Redemption Notice (the “Tax Redemption Date”) (subject to the right of Bondholders of record on the relevant record date to receive interest due on the relevant interest payment date) and all Additional Amounts, if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if:

(i)

the Issuer certifies acting reasonably and in good faith to the Bondholders immediately prior to the giving of such notice that the Issuer has or will become obliged to pay Additional Amounts as referred to in Condition 15 as a result of:

(A)

any change in, or amendment to, the laws or regulations of Luxembourg, Iceland, Germany, Switzerland or any political subdivision or any authority thereof or therein having power to tax (a “Tax Jurisdiction”); or

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(B)

any change in the general application or official written interpretation of such laws or regulations, which change or amendment is formally announced and becomes effective on or after the first Issue Date (or if the applicable Tax Jurisdiction becomes a Tax Jurisdiction on a date after the Issue Date, such later date) (each of the events set forth in paragraph (A) above or this paragraph (B), a “Change of Tax Law”), but excluding payment of Additional Amounts in connection with a SPAC Listing as a result of any change in, or amendment to, the laws or regulations in relation to a SPAC Listing, and

(ii)	such obligation cannot be avoided by the Issuer and/or the relevant Guarantor(s) taking reasonable measures available to it or them;

provided that no such Tax Redemption Notice shall be given (x) earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such Additional Amounts were a payment in respect of the Bonds then due and (y) unless at the time such notice is given, such obligation to pay such Additional Amounts remains in effect. Prior to the publication or mailing of any notice of redemption pursuant to this Condition 13.3(a), the Issuer shall deliver to the Bondholders: (i) a certificate signed by a director of the Issuer stating that the obligation referred to in paragraph (i) above cannot be avoided by the Issuer and/or the relevant Guarantor(s) (after taking reasonable measures available to it or them); and (ii) a written opinion of independent legal or tax advisers of recognised international standing qualified under the laws of the Tax Jurisdiction and reasonably satisfactory to the Bondholders to the effect that the Issuer or Guarantor, as the case may be, has been or will become obligated to pay Additional Amounts as a result of a Change of Tax Law.

(b)	Subject to Condition 13.3(c) below, the Issuer will be bound to redeem the Bonds on the Tax Redemption Date at an amount equal to the Redemption Amount.

(c)

If the Issuer gives a Tax Redemption Notice pursuant to Condition 13.3(a), each Bondholder will have the right to elect that its Bond(s) shall not be redeemed and that the provisions of Condition 14 shall not apply in respect of any payment of principal and premium to be made in respect of such Bond(s) which falls due after the relevant Tax Redemption Date whereupon no Additional Amounts shall be payable in respect thereof pursuant to Condition 14 and payment of all amounts shall be made subject to the deduction or withholding of any tax required to be deducted or withheld for or on account of taxes imposed by Luxembourg. To exercise a right pursuant to this Condition 13.3(c), the holder of the relevant Bond must complete, sign and deposit at its own expense during normal business hours at the Registrar’s Office no later than the day falling 10 days prior to the Tax Redemption Date a duly completed and signed notice of exercise, in the form for the time being current, obtainable from the Registrar’s Office (a “Tax Option Exercise Notice”), together with the Bond Certificate evidencing the Bonds. A Tax Option Exercise Notice, once delivered shall be irrevocable and may not be withdrawn without the Issuer’s written consent.

(d)

The foregoing provisions in this Condition 13.3 shall apply mutatis mutandis to the laws and official positions of any jurisdiction in which any successor to the Issuer or a Guarantor is organised or otherwise considered to be a resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein and such provisions shall survive any termination, defeasance or discharge of this Instrument or the Guarantees.

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13.4	Redemption on Change of Control

(a)

In the event that a Change of Control has occurred prior to the Listing Date, the holder of each Bond will have the right (the “Change of Control Put Right”) at such holder’s option, to require the Issuer to redeem in whole but not in part such holder’s Bonds on the Change of Control Put Date (as defined below) at an amount equal to the Redemption Amount plus the Applicable Premium (if any) to but not including the Change of Control Put Date (the “Change of Control Put Price”); provided always that the Bondholders shall have the right to waive any of the requirements contained in this Condition 13.4(a) by a Special Resolution.

(b)

To exercise its Change of Control Put Right to require the Issuer to redeem its Bonds, the Bondholder must complete, sign and deposit at the Registrar’s Office a duly completed and signed irrevocable notice of redemption, in the form for the time being current, obtainable during normal office hours from the Registrar’s Office (“Change of Control Put Exercise Notice”) together with the Bond Certificate evidencing the Bonds to be redeemed by not later than 30 days following a Change of Control, or, if later, 30 days following the date upon which notice thereof is given to Bondholders by the Issuer in accordance with Condition 20. The “Change of Control Put Date” shall be the 14th day after the expiry of such period of 30 days as referred to above.

(c)

A Change of Control Put Exercise Notice, once delivered, shall be irrevocable and the Issuer shall redeem the Bonds which form the subject of the Change of Control Put Exercise Notice delivered as aforesaid on the Change of Control Put Date.

(d)

Not later than seven days after becoming aware of a Change of Control, the Issuer shall procure that notice regarding the Change of Control shall be delivered to the Bondholders (in accordance with Condition 20) stating:

(i)	the Change of Control Put Date;

(ii)	the date of such Change of Control and, briefly, the events causing such Change of Control;

(iii)	the date by which the Change of Control Put Exercise Notice must be given;

(iv)	the Change of Control Put Price and the method by which such amount will be paid;

(v)	the procedures that Bondholders must follow and the requirements that Bondholders must satisfy in order to exercise the Change of Control Put Right; and

(vi)	that a Change of Control Put Exercise Notice, once validly given, may not be withdrawn.

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13.5	Special Put Right

(a)

In the event that a Qualified IPO or a Qualified SPAC Listing has not occurred on or prior to 30 June 2022 (the “Special Put Triggering Date”, the holder of each Bond will have the right (the “Special Put Right”) at such holder’s option, to require the Issuer to redeem in whole but not in part such holder’s Bonds on the Special Put Date (as defined below) at an amount equal to the Redemption Amount plus the Applicable Premium (if any).

(b)

To exercise its Special Put Right to require the Issuer to redeem its Bonds, the Bondholder must complete, sign and deposit at the Registrar’s Office a duly completed and signed irrevocable notice of redemption, in the form for the time being current, obtainable during normal office hours from the Registrar’s Office (“Special Put Exercise Notice”) together with the Bond Certificate evidencing the Bonds to be redeemed no earlier than 1 July 2022 and no later than 30 September 2022 (the “Special Put Exercise Period”). The “Special Put Date” shall be within 30 days of the expiry of the Special Put Exercise Period, as notified by the Issuer to the Bondholders that have exercised their Special Put Right pursuant to this Condition 13.5.

(c)

A Special Put Exercise Notice, once delivered, shall be irrevocable and the Issuer shall redeem the Bonds which form the subject of the Special Put Exercise Notice delivered as aforesaid on the Special Put Date.

13.6	Purchases

The Issuer, the Guarantors or any of their respective Subsidiaries may at any time and from time to time purchase Bonds at any price in the open market or otherwise in compliance with applicable laws and regulations.

13.7	Cancellation

All Bonds which are purchased or redeemed by the Issuer, any Guarantor or any of their respective Subsidiaries, will forthwith be cancelled and such Bonds may not be reissued or resold.

13.8	Redemption Notices

All notices to Bondholders given by or on behalf of the Issuer pursuant to this Condition 13 will be given in accordance with Condition 21, and without prejudice to the other content requirements set out in this Condition 13, specify the applicable Redemption Amount, (if applicable) the Applicable Premium (if any), the date for redemption, the manner in which redemption will be effected and the aggregate principal amount of the outstanding Bonds as at the latest practicable date prior to the publication of the notice.

13.9	Calculation

The Calculation Agent shall verify calculation of any Redemption Amount and/or Applicable Premium pursuant to this Condition 13 provided that the Issuer furnishes all necessary information required by the Calculation Agent to perform such calculations.

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14	Taxation

14.1	Taxation Gross-Up

(a)

All payments, whether of principal, premium or otherwise, made by or on behalf of the Issuer or the Guarantors (including, in each case, any successor entity), as the case may be, under or with respect to this Instrument or the Guarantees, as the case may be, shall be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, fee, duty, levy, tariff, impost, assessment or other governmental charge (including penalties, coupon and other liabilities related thereto) (collectively, “Taxes”) (such withholding or deduction for, or on account of, Taxes being referred to as a “Tax Deduction”) unless the Tax Deduction is then required by law. The Issuer or a Guarantor, as the case may be, shall promptly upon becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction), with respect to the Bondholders, notify such Bondholders accordingly. If a Tax Deduction will at any time be required to be made from any payments made by or on behalf of the Issuer or the Guarantor, as the case may be, under or with respect to this Instrument or the Guarantee, as the case may be, including payments of principal, redemption price, coupon, additional amounts or premium, if any, the Issuer or the Guarantor, as the case may be, shall pay such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by the holders of a Bond, or beneficial owner of the Bonds, in respect of such payments, after such withholding or deduction (including any such withholding or deduction from such Additional Amounts) will not be less than the amounts that would have been received by each Bondholder in respect of such payments under or with respect to this Instrument or the Guarantee in the absence of such Tax Deduction; provided, however, that no Additional Amounts will be payable with respect to:

(i)

any Taxes, to the extent such Taxes were imposed as a result of the presentation of a Bond for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the holder of that Bond (except to the extent that the holder of the Bond would have been entitled to Additional Amounts had the Bond been presented on the last day of such 30-day period);

(ii)	any FATCA Deduction; or

(iii)	any combination of the above clauses (i) to (ii).

(b)

Subject to the provisions of the Guarantees, the Issuer or the Guarantors, as the case may be, shall pay and indemnify the Bondholders or the beneficial owner of the Bonds for any present or future stamp, issue, registration, transfer, court or documentary taxes, or any other excise or property taxes, charges or similar levies (including any penalties, coupon and other liabilities related thereto) that are payable in, or levied by any jurisdiction on the execution, delivery, transfer or registration of this Instrument, the Guarantees or the Bonds or the receipt of any payments with respect to, or enforcement of, this Instrument, the Guarantees or the Bonds (such sum being recoverable from the Issuer or the Guarantors, as the case may be, as a liquidated sum payable as a debt.

(c)

If the Issuer or the Guarantors, as the case may be, becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to any Bond, this Instrument or the Guarantees, the Issuer or the Guarantors, as the case may be, shall deliver to the Bondholder on a date that is at least 30 days prior to the

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date of that payment (unless the obligation to pay Additional Amounts arises less than 45 days prior to that payment date, in which case the Issuer or the Guarantors, as the case may be, shall notify the Bondholder as promptly as practicable after the date that is 30 days prior to the payment date) notice signed by a director of the Issuer stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. Such notice must also set forth any other information reasonably necessary to enable the Paying Agents, upon timely receipt of funds, to pay Additional Amounts to Bondholders on the relevant payment date. The Bondholder shall not have any obligation to determine whether any Additional Amounts are payable or the amount of such Additional Amounts.

(d)

The Issuer or the Guarantors, as the case may be, shall make all Tax Deductions (within the time period and in the minimum amount) required by law and shall remit the full amount deducted or withheld to the relevant Tax authority in accordance with applicable law. The Issuer or the Guarantors, as the case may be, shall, whether or not Additional Amounts are payable, use its or their reasonable efforts to obtain Tax receipts from each Tax authority evidencing the payment of any Taxes so deducted or withheld. The Issuer or the Guarantors, as the case may be, shall furnish to the Bondholders, and to a beneficial owner of Bonds upon request, within a reasonable time after the date the payment of any Taxes so deducted or withheld is made, certified copies of Tax receipts evidencing payment by the Issuer or the Guarantors, as the case may be, or if, notwithstanding such entity’s efforts to obtain receipts, receipts are not obtained, other evidence (reasonably satisfactory to the Bondholders) of payments by such entity.

(e)	Wherever in this Instrument or the Guarantees there is mentioned, in any context:

(i)	the payment of principal;

(ii)	purchase prices in connection with a purchase of Bonds;

(iii)	coupon; or

(iv)	any other amount payable on or with respect to any of the Bonds or any Guarantee,

such reference shall be deemed to include payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(f)

The obligations described under this Condition 14 shall survive any termination, defeasance or discharge of this Instrument or the Guarantees and shall apply, mutatis mutandis, to any jurisdiction in which any successor Person to the Issuer or a Guarantor is incorporated, or resident or doing business for tax purposes or any jurisdiction from or through which such Person makes any payment on the Bonds or the Guarantees and any department or political subdivision thereof or therein.

(g)	The Issuer will:

(i)	pay all stamp duty, registration, documentary, transfer and other similar Taxes payable in respect of any Bond Document; and

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(i)

within five Business Days of demand of the Security Trustee or a Bondholder, indemnify the Security Trustee or such Bondholder from and against any cost, loss or liability the Security Trustee or that Bondholder incurs in any jurisdiction in relation to any stamp duty, registration, documentary, transfer or other similar Tax paid or payable in respect of any Bond Document. None of the Security Trustee, the Registrar or the Paying Agent shall be liable or responsible to pay any such taxes or duties in any jurisdiction and none of them shall be under any obligation to determine whether the Issuer, any other Pledgor, any Guarantor or any Bondholder is liable to pay any taxes and duties and shall not be concerned with, or be obligated or required to enquire into, the sufficiency of any amount paid by the Issuer, any other Pledgor, any Guarantor or any Bondholder for this purpose.

The parties hereto acknowledge that the foregoing indemnities shall survive the resignation or removal of the Security Trustee or the termination of this Instrument.

14.2	FATCA

(a)	Subject to Condition 14.1, each party hereto may make any FATCA Deduction it is required to make by FATCA and any payment required in connection with that FATCA Deduction.

(b)

Each party hereto shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Issuer, the Security Trustee and the Paying Agent, and the Security Trustee and the Paying Agent shall notify the other parties hereto.

(c)	Subject to Condition 14.2(e), each party hereto shall, within ten Business Days of a reasonable request by any other party:

(i)	confirm to that other party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party;

(ii)

supply to that other party such forms, documentation and other information relating to its status under FATCA as that other party reasonably requests for the purposes of that other party’s compliance with FATCA; and

(iii)

supply to that other party such forms, documentation and other information relating to its status as that other party reasonably requests for the purposes of that party’s compliance with any other law, regulation, or exchange of information regime.

(d)

If a party hereto confirms to another party hereto pursuant to paragraph (c)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that party shall notify that other party reasonably promptly.

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(e)

Condition 14.2(c) above shall not oblige any of the Security Trustee, the Registrar, the Paying Agent or the Bondholders to do anything which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(f)

If a party hereto fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with Condition 14.2(c) above (including, for the avoidance of doubt, where Condition 14.2(d) above applies), then such party shall be treated for the purposes of the Bond Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the party in question provides the requested confirmation, forms, documentation or other information.

15	Events of Default

Any of the following events will constitute an “Event of Default” under this Instrument:

(a)

there is failure by the Issuer to pay any principal, premium or any other amount due in respect of the Bonds on or prior to the due date for such payment (except where failure to pay is caused by administrative or technical error and payment is made within five days of its due date);

(b)	[Reserved]

(c)

there is any failure of performance or observance of the Issuer or any of the Guarantors of any of its undertakings or obligations, under the Subscription Agreements, the Bonds or this Instrument, which failure is incapable of remedy or, if capable of remedy, is not remedied within 30 days after written notice of such failure shall have been given to the Issuer or the relevant Guarantor by a Bondholder;

(d)

any final judgment or order for the payment of money in excess of US$2,500,000 (or the Dollar Equivalent thereof) in the aggregate for all such final judgments or orders is rendered against the Issuer, any Guarantor and shall not be bonded, paid, or discharged for a period of 10 Business Days following such judgment during which a stay of enforcement, by reason of a pending appeal or otherwise is not in effect.

(e)

(i) any other present or future Indebtedness (whether actual or contingent) of the Issuer or any Guarantor for or in respect of moneys borrowed or raised becomes (or becomes capable of being declared) due and payable prior to its Stated Maturity by reason of any actual or potential default, event of default or the like (howsoever described), or (ii) any such indebtedness is not paid when due or (if a grace period is applicable) within any applicable grace period, or (iii) the Issuer or any of the Guarantors fails to pay when due any amount payable by it under any present or future guarantee for, or

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indemnity in respect of, any moneys borrowed or raised; provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this Condition 15(e) have occurred and after the applicable grace or notice period has expired equals or exceeds US$2,500,000 (or the Dollar Equivalent thereof);

(f)

after the Listing Date, the Shares (as a class) cease to be listed or admitted to trading on the Stock Exchange or an Alternative Stock Exchange or suspension of the trading of Shares on the Stock Exchange or such Alternative Stock Exchange (other than for a temporary suspension of trading for not more than 20 consecutive Trading Days);

(g)

a distress, attachment, execution, seizure before judgement or other legal process is levied, enforced or sued out on or against any material part of the property, assets or revenues of the Issuer, any Guarantor if capable of remedy and is not discharged or stayed within 30 days;

(h)

any mortgage, charge, pledge, lien or other Encumbrance, present or future, created or assumed by the Issuer or any Guarantor becomes enforceable and any step is taken to enforce it (including the taking of possession or the appointment of a receiver, manager or other similar person) which is not discharged or stayed within 30 days and such enforcement can be reasonably expected to result in a Material Adverse Effect;

(i)

the Issuer or any of the Guarantors is (or is, or could be, deemed by law or a court to be) insolvent or bankrupt under applicable law or unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its debts, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts (or of any part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or an arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of the Issuer or such Guarantor;

(j)

an order is made or an effective resolution passed for the winding-up or dissolution, judicial management, administration or liquidation of the Issuer or any of the Guarantors (as the case may be), or the Issuer or any of the Guarantors ceases or threatens to cease to carry on all or substantially all of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (i) on terms approved by the Bondholders, or (ii) in the case of a Guarantor, whereby the undertaking and assets of such Guarantor are transferred to or otherwise vested in the Issuer or another Guarantor;

(k)

an Encumbrancer takes possession or an administrative or other receiver or an administrator is appointed of the whole or any substantial part of the property, assets or revenues of the Issuer or any of the Guarantors (as the case may be) and is not discharged within 30 days;

(l)	any step is taken by any person with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or a material part of the assets of the Issuer or any of the Guarantors;

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(m)

any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorisation, exemption, filing, licence, order, recording or registration) at any time required to be taken, fulfilled or done in order (i) to enable the Issuer and the Guarantors lawfully to enter into, exercise its rights and perform and comply with its obligations under the Bonds and the Guarantees, (ii) to ensure that those obligations are legally binding and enforceable and (iii) to make the Bonds and the Guarantees admissible in evidence in the courts of England, is not taken, fulfilled or done;

(n)	it is or will become unlawful for the Issuer or any of the Guarantors to perform or comply with any one or more of its obligations under the Bonds or the Guarantees, as applicable;

(o)

except as otherwise permitted under this Instrument or the relevant Security Document, any Security Document becomes unenforceable or invalid or shall for any reason cease to be in full force and effect or is claimed to be unenforceable, invalid or not in full force and effect by any Pledgor;

(p)

the auditors of the Issuer issue an opinion other than an unqualified opinion in respect of the audited accounts of the Issuer which will adversely affect the operation of the Issuer and its Subsidiaries;

(q)	the Issuer or any of the Guarantors ceases or threatens to cease to carry on all or substantially all of its business or operations;

(r)	any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs of this Condition 15;

(s)	there has been a breach by Sæmundur of the Sæmundur Letter and such breach is not remedied within any applicable grace period set forth in the Sæmundur Letter;

(t)

there has been effected any amendment to the Sæmundur Articles which has the effect of changing any clause of article 35 thereof in a manner that adversely affects the rights of the Bondholders, and such amendment is not remedied within any applicable grace period set forth in the Sæmundur Letter;

(u)

the director appointed by the Bondholders to the board of directors of Sæmundur has been removed from such board of directors if such removal is (i) caused by Sæmundur or any of its shareholders, (ii) not the result of a voluntary resignation of such director, and (iii) not in accordance with the terms of the Sæmundur Articles as of the date hereof, and such removal is not remedied within any applicable grace period set forth in the Sæmundur Letter; or

(v)

the Issuer does not comply with its obligations, under any Conversion, Redemption and Rollover Agreement, provided that no Event of Default will occur in respect of any failure to comply which is caused by administrative or technical error and is remedied within five Business Days of the earlier of (i) the Bondholder under the Conversion, Redemption and Rollover Agreement giving notice to the Issuer and (ii) the Issuer becoming aware of such failure to comply.

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For so long as any Bond remains outstanding, if an Event of Default (other than an Event of Default specified in clause (i), (j) or (k) above) occurs and is continuing under this Instrument, holder(s) of more than US$89,077,398.8 (subject to reduction set forth below) in aggregate principal amount of the Bonds then outstanding (provided that such holder(s) hold more than US$132,466,958 (subject to reduction set forth below) in aggregate principal amount of the Bonds and the Other Bonds then outstanding), or if there is no such holder(s), the Instructing Bondholders, at their discretion may, by written notice to the Issuer, declare that an amount equal to the Redemption Amount on the Bonds then outstanding to but not including the relevant Payment Date to be immediately due and payable, and upon a declaration of acceleration, such amount shall be immediately due and payable; provided that the Redemption Amount so due and payable shall be determined to include the period from the 2021 A&R Effective Date to the relevant Payment Date of such Redemption Amount; provided further that such US$132,466,958 and US$89,077,398.8 thresholds shall be reduced in proportion to any reduction in the aggregate principal amount of the Bonds and/or the Other Bonds, as applicable, as a result of any optional or voluntary redemption or other voluntary prepayment of any Bonds or Other Bonds, as applicable, as effected by the Issuer at its option. If an Event of Default specified in clause (i), (j) or (k) above occurs with respect to the Issuer or any of the Guarantors, an amount equal to the Redemption Amount on the Bonds then outstanding to but not including the relevant Payment Date shall automatically become and be immediately due and payable without any declaration or other act on the part of any Bondholder; provided that the Redemption Amount so due and payable shall be determined to include the period from the 2021 A&R Effective Date to the relevant Payment Date of such Redemption Amount.

16	Meetings of Bondholders and Modifications

16.1	Applicable rules

Articles 470-3 to 470-19 (included) of the Companies Law (including any provisions in respect of the representation of Bondholders and the holding of Bondholders’ meetings contained therein) shall not apply to the Bonds and this Instrument.

16.2	Meetings

(a)

Schedule 3 to this Instrument contains provisions for convening meetings of Bondholders to consider any matter affecting their interests, including the sanctioning by Special Resolution of a modification of the Bonds (subject to Condition 16.3 below) and the sanctioning by Ordinary Resolution of any matter requiring their approval pursuant to this Instrument. When there is only one Bondholder, no meetings are required and any resolution of the Bondholder can be passed by written resolution in accordance with paragraph 20 of Schedule 3.

(b)

A Special Resolution passed at any meeting of Bondholders will be binding on all Bondholders, whether or not they are present at the meeting. Schedule 3 provides that a written resolution signed by or on behalf of the holders of not less than 90 per cent. of the aggregate principal amount of the Bonds then outstanding shall be as valid and effective as a duly passed Special Resolution.

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16.3	Modification

The Issuer and the Guarantors may without any such meeting or sanction of the Bondholders, amend the terms of Bonds and the Guarantees if, in the reasonable opinion of the Issuer, having consulted with its financial adviser, legal adviser or auditor, such amendment is of a minor or technical nature or corrects a manifest error. Any such amendment will be binding on the Bondholders, the Security Trustee, the Registrar, the Paying Agent and the Calculation Agent.

Notwithstanding anything to the contrary herein or in any other Bond Document, any modification that has the effect of changing the number, percentage or aggregate principal amount of Bonds or Other Bonds required to accelerate the Bonds, including any modification of the final paragraph of Condition 15 shall require the consent of the holders of not less than 75.0 per cent. of the aggregate principal amount of the Bonds and the Other Bonds then outstanding.

16.4	Form of Modification

Any modification to the terms of the Bonds and any of the Guarantees, whether pursuant to Condition 16.2 or 16.3, shall be effected by way of deed poll executed by the Issuer and/or the relevant Guarantor(s), as the case may be. A copy of such deed poll will be sent by the Issuer to the Bondholders in accordance with Condition 20 as soon as practicable thereafter.

17	Waiver

No failure to exercise, nor any delay in exercising, on the part of any Bondholder, any right or remedy under these Conditions shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies herein are cumulative and not exclusive of any rights or remedies provided by law.

18	Voting and Other Rights

The Bondholders will not be entitled to receive notice of or attend or vote at general meetings of the Issuer by reason only of being the holders of a Bond. The Bondholders will not be entitled to participate in any distribution and/or offers of further securities made by the Issuer by reason only of being the holders of the Bonds.

19	Replacement of Bond Certificates

If any Bond Certificate is mutilated, defaced, destroyed, stolen or lost, it may be replaced at the Registrar’s Office upon payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Bond Certificates must be surrendered before replacements will be issued.

20	Notices

All notices to Bondholders shall be validly given if mailed to them at their respective addresses in the Register of Bondholders. Any such notice shall be deemed to have been given on the later of the date of such publication and the seventh day after being so mailed to the Bondholders, as the case may be. The Issuer is under no obligation to investigate the address of a Bondholder in case of a change of address that has not been notified to it.

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21	Disenfranchisement of Shareholder Affiliates

(a)

For so long as a Shareholder Affiliate beneficially holds or otherwise owns any Bonds or any participation in the Bonds then outstanding (directly or indirectly and in any manner whatsoever) or has entered into a sub-participation agreement relating to a participation in any Bond then outstanding or other agreement or arrangement having a substantially similar economic effect and such agreement or arrangement has not been terminated, in ascertaining (i) the Instructing Bondholders or (ii) whether the agreement of any specified group of Bondholders has been obtained to approve any request for any consent, approval, release or waiver or agreement to any amendment or to carry out any other vote or approve any action or give any instruction under the Bond Documents, that holding, ownership or participation in the Bonds then outstanding shall be deemed to be zero, such Bonds shall be deemed not to be outstanding and that Shareholder Affiliate (or the person with whom it has entered into that sub-participation, other agreement or arrangement) shall be deemed not to be a Bondholder.

(b)	Each Shareholder Affiliate that is a Bondholder agrees that:

(i)

in relation to any meeting or conference call to which any Bondholders are invited to attend or participate, it shall not attend or participate in the same or be entitled to receive the agenda or any minutes of the same, unless, in each case, the Security Trustee otherwise agrees (acting on the instructions of the Instructing Bondholders); and

(ii)

it shall not, unless the Security Trustee otherwise agrees (acting on the instructions of the Instructing Bondholders), be entitled to receive any report or other document prepared at the behest of, or on the instructions of, the Security Trustee or one or more of the Bondholders.

(c)

Any Shareholder Affiliate which is or becomes a Bondholder and which acquires a participation in the Bonds then outstanding shall, by 5:00 p.m. on the Business Day following the day on which it acquired that participation in the Bonds then outstanding, provide a notice to the Security Trustee (i) stating that it is a Shareholder Affiliate and (ii) disclosing the extent of the Bonds to which that purchase relates. The Security Trustee shall promptly disclose such information to the other Bondholders.

For the avoidance of doubt, the terms of this Condition 21 shall take precedent over any conflicting provision in any Bond Document and paragraphs (a) to (c) above shall not apply to any Bondholder (and no Bondholder shall be deemed to be a Shareholder Affiliate for this purpose) for so long as:

(i)

the relevant Bondholder holds Shares in the Issuer issued to it as a result of the relevant Bondholders’ exercise of conversion rights over certain number of Bonds into the Shares of the Issuer pursuant to and in accordance with clause 4.1(a)(i) of the 2021 Amendment and Restatement Deed (the “Conversion Shares”) (or the relevant Bondholder’s Affiliate to whom the Conversion shares are transferred (directly or indirectly), or any further Shares in the Issuer directly issued to such Bondholder (or, as applicable, its Affiliates) (or otherwise transferred to them as permitted under the Bond Documents):

(A)	as a result of any conversion, consolidation, sub-division or, re-designation or exchange of such Conversion Shares;

(B)	by way of capitalisation of profits or reserves (including any share premium or capital contribution account) of the Issuer, or as a result of any distribution in kind made by the Issuer; and

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(C)	further to the exercise of any preferential subscription rights of the Bondholder (or, as the case may be, its Affiliates) applicable by law, or as a result of any merger or assimilated transaction, in each case, on account of its holding of the Conversion Shares; and

(ii)	the relevant Bondholder holds any Bonds or Other Bonds or any participation in the Bonds or Other Bonds then outstanding,

provided that this Condition 21 shall immediately apply to such Bondholder if it ceases to qualify for this exemption.

22	Currency of Account; Conversion of Currency; Currency Exchange Restrictions

22.1

U.S. dollars are the sole currency of account and payment for all sums payable by the Issuer and the Guarantors under or in connection with this Instrument and the Guarantees, as the case may be, including damages related thereto. Any amount received or recovered in a currency other than U.S. dollars by the Bondholders (whether as a result of, or as a result of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuer otherwise) in respect of any sum expressed to be due to it from the Issuer or the Guarantors, as the case may be, shall only constitute a discharge to the Issuer or the Guarantors, as the case may be, to the extent of the U.S. dollar amount, which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that U.S. dollar amount is less than the U.S. dollar amount expressed to be due to the recipient under the applicable Bonds, the Issuer and the Guarantors shall indemnify it against any loss sustained by it as a result as set forth in Condition 22.2. In any event, the Issuer and the Guarantors shall indemnify the recipient against the cost of making any such purchase. For the purposes of this Condition 22, it will be sufficient for the Bondholders to certify in a satisfactory manner (indicating sources of information used) that it would have suffered a loss had an actual purchase of U.S. dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of U.S. dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above).

22.2	Each of the Issuer and the Guarantors covenants and agrees that the following provisions shall apply to conversion of currency in the case of this Instrument and the Guarantees:

(a)	the following apply:

(i)

if for the purposes of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into a currency (the “Judgment Currency”) an amount due in any other currency (the “Base Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

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(ii)

If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Issuer or the Guarantors, as the case may be, will pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Base Currency originally due.

(b)

In the event of the winding-up of the Issuer or any of the Guarantors at any time while any amount or damages owing under this Instrument or the Guarantees, as the case may be, or any judgment or order rendered in respect thereof, shall remain outstanding, the Issuer or the Guarantors, as the case may be, shall indemnify and hold the Bondholders harmless against any deficiency arising or resulting from any variation in rates of exchange between (i) the date as of which the non-U.S. currency equivalent of the amount due or contingently due under this Instrument (other than under this Condition 22.2(b)) or the Guarantees, as the case may be, is calculated for the purposes of such winding-up and (ii) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Condition 22.2(b), the final date for the filing of proofs of claim in the winding-up of the Issuer or the Guarantors shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Issuer or the Guarantors, as the case may be, may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c)

The obligations contained in Condition 22.1, Condition 22.2(a)(ii) and Condition 22.2(b) shall constitute separate and independent obligations from the other obligations of the Issuer and the Guarantors under this Instrument, shall give rise to separate and independent causes of action against the Issuer and the Guarantors, shall apply irrespective of any waiver or extension granted by the Bondholders or any of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Issuer or any of the Guarantors for a liquidated sum in respect of amounts due hereunder (other than under Condition 22.2(b)) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Bondholders, as the case may be, and no proof or evidence of any actual loss shall be required by the Issuer or the Guarantors or the liquidator or otherwise or any of them. In the case of Condition 22.2(b), the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(d)

The term “rate(s) of exchange” shall mean the rate of exchange quoted by Reuters at 10:00 a.m. (London time) for spot purchases of the Base Currency with the Judgment Currency other than the Base Currency referred to in Condition 22.2(a) hereof and 22.2(b) hereof and includes any premiums and costs of exchange payable.

22.3	Third Party Rights

A person which is not a party to this Instrument shall have no rights to enforce the provisions of this Instrument other than those it would have had if the Contracts (Rights of Third Parties) Act 1999 had not come into force.

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23	Governing Law and Jurisdiction

23.1	This Instrument, and any non-contractual obligations arising out of or in connection with it, is governed by and shall be construed in accordance with English law.

23.2

The Courts of England sitting in London have exclusive jurisdiction to settle any dispute arising out of or in connection with this Instrument, the Bonds or the Guarantees (including a dispute relating to the existence, validity or termination of this Instrument, the Bonds or the Guarantees or any non-contractual obligation arising out of or in connection therewith) (a “Dispute”) and accordingly any legal action or proceedings in connection with such Dispute (“Proceedings”) may be brought in such courts. Each of the Issuer, the Guarantors and the Bondholders hereby irrevocably submits to the jurisdiction of such courts.

23.3

Each of the Issuer and the Guarantors irrevocably agrees that within five (5) Business Days of the date hereof it will appoint an agent having its registered office in the United Kingdom as its agent to receive on its behalf in England service of any proceedings started in the courts of England sitting in London under this Condition 23 and will provide evidence of the same to the Bondholders. Such service shall be deemed completed on delivery to such agent (whether or not it is forwarded to and received by the Issuer) and shall be valid until such time as the Issuer has received prior written notice that such agent has ceased to act as agent. If for any reason such agent ceases to be able to act as agent or no longer has an address in England, the Issuer shall forthwith appoint a substitute and deliver to the Bondholders the new agent’s name and address and email within England and Wales. Nothing in this clause shall affect the right of Bondholders to serve process in any other manner permitted by law.

23.4	For the avoidance of doubt, articles 470-1 to 470-19 (included) of the Luxembourg law on commercial companies dated August 10, 1915 (as amended) shall be excluded.

24	Counterparts

This Instrument may be executed in any number of counterparts, each of which shall be deemed an original.

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Schedule 1

Form of Bond Certificate

Amount	Certificate No.
US$ _________

Identifying nos: ___________

Alvotech Holdings S.A.

(a public limited company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg)

Registered office: 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg

R.C.S. number: 229.193

US$[•] Bonds due 2025 (the Bonds)

The Bond or Bonds in respect of which this Certificate is issued, the identifying numbers of which are noted above, are in registered form and form part of a series designated as above of Alvotech Holdings S.A. (the Issuer) and are constituted by a bond instrument originally dated 14 December 2018 (as amended and/or restated from time to time) (the Bond Instrument). The Bonds are subject to, and have the benefit of, that Bond Instrument and the terms and conditions set out therein. Words and expressions defined in the Bond Instrument have the same meanings when used in this Bond Certificate.

The Issuer hereby certifies that

[Name of bondholder] of [registered address]

is, at the date hereof, entered in the Issuer’s register of Bondholders as the holder of the Bonds in the principal amount of US$[•] (US DOLLAR [•] Only). For value received, the Issuer by such entry promises to pay the person who appears at the relevant time on the register of Bondholders as holder of the Bonds in respect of which this Certificate is issued such amount or amounts as shall become due in respect of such Bonds in accordance with the terms and conditions set out in the Bond Instrument and each of the Issuer and the Bondholder mentioned above agree to comply with the terms and conditions of the Bond Instrument.

This Certificate is evidence of entitlement only. Title to the Bonds passes only on due registration in the register of Bondholders and only the duly registered holder is entitled to payments on the Bonds in respect of which this Certificate is issued.

THE BONDS EVIDENCED BY THIS BOND CERTIFICATE WERE NOT OFFERED OR SOLD WITHIN THE UNITED STATES OF AMERICA AND HAVE NOT BEEN AND ARE NOT EXPECTED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE SECURITIES ACT), AND SUCH BONDS MAY NOT BE OFFERED, SOLD, OR

127	Alvotech - Bond Instrument (Tranche B)

OTHERWISE TRANSFERRED EXCEPT (I) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, OR (II) PURSUANT TO AN EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OF AMERICA AND OTHER JURISDICTIONS. EACH HOLDER AND BENEFICIAL OWNER, BY ITS ACCEPTANCE OF A BOND OR AN INTEREST IN A BOND, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.

This Certificate, and any non-contractual obligations arising out of or in connection with it, is governed by, and shall be construed in accordance with, English law. For the avoidance of doubt, articles 470-1 to 470-19 (included) of the Luxembourg law on commercial companies dated August 10, 1915 (as amended) shall be excluded.

IN WITNESS whereof the Issuer has executed this Certificate as a deed on [•] .

EXECUTED AND DELIVERED AS A DEED BY	)

ALVOTECH HOLDINGS S.A.	)
acting by:	)	Authorised Signatory
)
in the presence of:	)

128	Alvotech - Bond Instrument (Tranche B)

Schedule 2

Form of Transfer Certificate

To:	Alvotech Holdings S.A. as Issuer (the “Issuer”)

From:	[the Existing Holder] (the “Existing Holder”) and [the New Holder] (the “New Holder”)

Dated:

Alvotech Holdings S.A.

Registered office: 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg

R.C.S. number: 229.193

US$[•] Bonds due 2025 (the “Bonds”)

1.

We refer to Condition 5 of the bond instrument originally dated 14 December 2018 (as amended and/or restated from time to time) under which the Bonds were constituted and issued (the “Bond Instrument”). This is a Transfer Certificate. Terms used in the Bond Instrument shall have the same meaning in this Transfer Certificate.

2.	The Existing Holder wishes to transfer to the New Holder the Bonds specified in the Schedule together with related rights and obligations (the “Transfer”).

3.	The proposed transfer date (the “Transfer Date”) is [ ].

4.	The address, email address and attention particulars for notices of the New Holder for the purposes of Condition 20 of the Bond Instrument are set out in the Schedule.

5.

The New Holder expressly acknowledges that it is the responsibility of the New Holder to ascertain whether any document is required or any formality or other condition is required to be satisfied to effect or perfect the transfer contemplated by this Transfer Certificate or otherwise to enable the New Holder to enjoy the full benefit of the Bond Instrument.

6.	The Existing Holder and the New Holder confirm that (a) the Transfer is in compliance with Condition 5 of the Bond Instrument, and (b) the New Holder is not the Issuer or an Affiliate of the Issuer.

7.	The New Holder confirms that [check the appropriate box]:

☐	it/he/she is not an individual that is resident for tax purposes in the Grand Duchy of Luxembourg; or

☐

he/she is an individual that is resident for tax purposes in the Grand Duchy of Luxembourg and that the Issuer has consented in writing to this transfer and a copy of such consent is attached to this Transfer Certificate.

129	Alvotech - Bond Instrument (Tranche B)

8.	[The New Holder hereby requests that the new Bond Certificate to be issued upon the Transfer [check the appropriate box]:

☐	be made available for collection at the Registered Office; or

☐	be mailed by uninsured mail at the risk of the New Holder to the address of the New Holder specified in the Schedule.][1]

9.	This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

10.	This Transfer Certificate and any non-contractual obligations arising out of or in connection with it are governed by English law.

11.	This Transfer Certificate has been entered into on the date stated at the beginning of this Transfer Certificate.

[1]	Include if Bond Certificate is required

130	Alvotech - Bond Instrument (Tranche B)

THE SCHEDULE

Bonds to be transferred, and other particulars

Bonds transferred

Principal amount of Bonds to be transferred:	US$	[ ]

Administration particulars:

Address:	[ ]

Telephone:	[ ]

Email:	[ ]

Attn/Ref:	[ ]

[the Existing Holder]		[the Existing Holder]

By:		By:
Name: Title		Name: Title

This Transfer Certificate is executed by the Issuer and the Transfer Date is confirmed as at [     ].

ALVOTECH HOLDINGS S.A.

Acting by:

131	Alvotech - Bond Instrument (Tranche B)

Schedule 3

Provisions for Meetings of Bondholders

1.	Proxies

A holder of a Bond may by an instrument in writing (a form of proxy) in the form available from the Registered Office signed by the holder or, in the case of a corporation, executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation and delivered to the Issuer not later than 48 hours before the time fixed for any meeting, appoint any person (a proxy) to act on his or its behalf in connection with any meeting or proposed meeting of Bondholders. A Proxy need not be a Bondholder.

2.	Representatives

A holder of a Bond which is a corporation may by delivering to the Issuer not later than 48 hours before the time fixed for any meeting a resolution of its directors or other governing body in English authorise any person to act as its representative (a representative) in connection with any meeting or proposed meeting of Bondholders.

3.	Duration of Appointment

A proxy or representative so appointed shall so long as such appointment remains in force be deemed, for all purposes in connection with any meeting or proposed meeting of Bondholders specified in such appointment, to be the holder of the Bonds to which such appointment relates and the holder of the Bond shall be deemed for such purposes not to be the holder.

4.	Calling of Meetings

The Issuer may at any time convene a meeting of Bondholders. If the Issuer receives a written request by Bondholders holding at least 10 per cent. in principal amount of the Bonds then outstanding it shall as soon as reasonably practicable convene a meeting of Bondholders. Every meeting shall be held at a time and place approved by the directors of the Issuer.

5.	Notice of Meetings

At least 21 days’ notice (exclusive of the day on which the notice is given and of the day of the meeting) shall be given to the Bondholders to convene a meeting of Bondholders. A copy of the notice shall be given by the party convening the meeting to the other parties. The notice shall specify the day, time and place of meeting, be given in the manner provided in the Conditions and shall specify the nature of the resolutions to be proposed and shall include a statement to the effect that the holders of Bonds may appoint proxies by executing and delivering a form of proxy in English to the Registered Office not later than 48 hours before the time fixed for the meeting or, in the case of corporations, may appoint representatives by resolution in English of their directors or other governing body and by delivering an executed copy of such resolution to the Issuer not later than 48 hours before the time fixed for the meeting. The accidental omission to give notice to, or the non-receipt of notice by, any Bondholder shall not invalidate any resolution passed at any such meeting.

132	Alvotech - Bond Instrument (Tranche B)

6.	Chairman of Meetings

A person (who may, but need not, be a Bondholder) nominated in writing by the Issuer may act as chairman of a meeting but if no such nomination is made or if the person nominated is not present within 15 minutes after the time fixed for the meeting the Bondholders present shall choose one of them to be chairman. The chairman of an adjourned meeting need not be the same person as was chairman of the original meeting.

7.	Quorum at Meetings

At a meeting two or more persons present in person holding Bonds or being proxies or representatives and holding or representing in the aggregate not less than 10 per cent. in principal amount of the Bonds then outstanding shall (except for the purpose of passing a Special Resolution) form a quorum for the transaction of business and no business (other than the choosing of a chairman) shall be transacted unless the requisite quorum be present at the commencement of business. The quorum at a meeting for passing a Special Resolution shall (subject as provided below) be two or more persons present in person holding Bonds or being proxies or representatives and holding or representing in the aggregate over 50 per cent. in principal amount of the Bonds then outstanding; provided that the quorum at any meeting the business of which includes any of the matters specified in the proviso to paragraph 16 shall be two or more persons so present holding Bonds or being proxies or representatives and holding or representing in the aggregate not less than 66 per cent. in principal amount of the Bonds then outstanding.

8.	Absence of Quorum

If within 15 minutes from the time fixed for a meeting a quorum is not present the meeting shall, if convened upon the requisition of Bondholders, be dissolved. In any other case it shall stand adjourned to such date, not less than 14 nor more than 42 days later, and to such place as the chairman may decide. At such adjourned meeting two or more persons present in person holding Bonds or being proxies or representatives (whatever the principal amount of the Bonds so held or represented) shall form a quorum and may pass any resolution and decide upon all matters which could properly have been dealt with at the meeting from which the adjournment took place had a quorum been present at such meeting; provided that at any adjourned meeting at which is to be proposed a Special Resolution for the purpose of effecting any of the modifications specified in the proviso to paragraph 16 the quorum shall be two or more persons so present holding Bonds or being proxies or representatives and holding or representing in the aggregate not less than 33 per cent. in principal amount of the Bonds then outstanding.

9.	Adjournment of Meetings

The chairman may with the consent of (and shall if directed by) a meeting adjourn the meeting from time to time and from place to place but no business shall be transacted at an adjourned meeting which might not lawfully have been transacted at the meeting from which the adjournment took place.

10.	Notice of Adjourned Meetings

At least 10 days’ notice of any meeting adjourned through want of a quorum shall be given in the same manner as for an original meeting and such notice shall state the quorum required at the adjourned meeting. No notice need, however, otherwise be given of an adjourned meeting.

133	Alvotech - Bond Instrument (Tranche B)

11.	Manner of Voting

Each question submitted to a meeting shall be decided in the first instance by a show of hands and in case of equality of votes the chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) which he may have as a Bondholder or as a proxy or representative. Unless a poll is (before or on the declaration of the result of the show of hands) demanded at a meeting by the chairman, the Issuer or by one or more persons holding one or more Bonds or being proxies or representatives and holding or representing in the aggregate not less than two per cent. in principal amount of the Bonds then outstanding, a declaration by the chairman that a resolution has been carried or carried by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

12.	Manner of Taking Poll

If a poll is demanded, it shall be taken in such manner and (subject as provided below) either at once or after such an adjournment as the chairman directs and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded as at the date of the taking of the poll. The demand for a poll shall not prevent the continuation of the meeting for the transaction of any business other than the question on which the poll has been demanded.

13.	Time for Taking Poll

A poll demanded on the election of a chairman or on any question of adjournment shall be taken at the meeting without adjournment.

14.	Persons Entitled to Attend

The Issuer (through its representatives) and its financial and legal advisers may attend and speak at any meeting of Bondholders. No one else may attend or speak at a meeting of Bondholders unless he is the holder of a Bond or is a proxy or a representative.

15.	Votes

On a poll every person who is so present shall have one vote in respect of each Bond produced or in respect of which he is a proxy or a representative. Without prejudice to the obligations of proxies, a person entitled to more than one vote need not use them all or cast them all in the same way.

16.	Powers of Meetings of Bondholders

A meeting of Bondholders shall, subject to the Conditions, in addition to the powers given above, have power exercisable by Special Resolution:

(a)	to sanction any proposal by the Issuer for any modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of the Bondholders against the Issuer;

(b)	to sanction the exchange or substitution for the Bonds of shares, bonds, or other obligations or securities of the Issuer or any other entity;

(c)	to assent to any modification of the Bonds which shall be proposed by the Issuer;

(d)	to authorise anyone to concur in and do anything necessary to carry out and give effect to a Special Resolution;

134	Alvotech - Bond Instrument (Tranche B)

(e)	to give any authority, direction or sanction required to be given by Special Resolution;

(f)

to appoint any persons (whether Bondholders or not) as a committee or committees to represent the interests of the Bondholders and to confer on them any powers or discretions which the Bondholders could themselves exercise by Special Resolution; and

(g)	to approve the substitution of any entity for the Issuer (or any previous substitute) as principal debtor under the Bonds;

provided that the special quorum provisions contained in the proviso to paragraph 7 and, in the case of an adjourned meeting, in the proviso to paragraph 11 shall apply for the purpose of making any modification to the provisions contained in the Bonds which would have the effect of:

(i)	modifying the Maturity Date or the due dates for any payment in respect of the Bonds; or

(ii)

reducing or cancelling the amount of principal, premium (including any Redemption Amount) or the rate of default interest payable in respect of the Bonds or changing the method of calculation of the Redemption Amount; or

(iii)	changing the currency of any payment in respect of the Bonds; or

(iv)	modifying the provisions contained in this Schedule concerning the quorum required at a meeting of Bondholders or the majority required to pass a Special Resolution or sign a resolution in writing; or

(v)	amending this proviso.

Notwithstanding anything to the contrary in this Schedule 3, with respect to any matter for which any other provision of the Instrument and/or the Intercreditor Deed requires the direction and/or sanction of a specified percentage of the aggregate principal amount of the Bonds or the Other Bonds or the Bonds and the Other Bonds then outstanding, such other provision of the Instrument and/or the Intercreditor Deed shall prevail.

17.	Resolutions Binding on all Bondholders

Any Special Resolutions or Ordinary Resolutions passed at a meeting of Bondholders duly convened and held in accordance with this Schedule and the Conditions shall be binding on all the Bondholders, whether or not present at the meeting, and each of them shall be bound to give effect to it accordingly. The passing of such a resolution shall be conclusive evidence that the circumstances of such resolution justify the passing of it.

18.	Special Resolution

The expression Special Resolution means a resolution passed at a meeting of Bondholders duly convened and held in accordance with these provisions by a majority consisting of not less than three-quarters of the votes cast at such meeting.

135	Alvotech - Bond Instrument (Tranche B)

19.	Ordinary Resolution

The expression Ordinary Resolution means a resolution passed at a meeting of Bondholders duly convened and held in accordance with these provisions by a majority consisting of not less than half of the votes cast at such meeting.

20.	Written Resolution

A resolution in writing signed by or on behalf of the holders of not less than 90 per cent. in principal amount of the Bonds then outstanding who for the time being are entitled to receive notice of a meeting in accordance with these provisions shall for all purposes be as valid as a Special Resolution or an Ordinary Resolution passed at a meeting of Bondholders convened and held in accordance with these provisions. Such resolution in writing may be in one document or several documents in like form each signed by or on behalf of one or more of the Bondholders.

21.	Minutes

Minutes shall be made of all resolutions and proceedings at every meeting and, if purporting to be signed by the chairman of that meeting or of the next succeeding meeting of Bondholders, shall be conclusive evidence of the matters in them. Until the contrary is proved every meeting for which minutes have been so made and signed shall be deemed to have been duly convened and held and all resolutions passed or proceedings transacted at it to have been duly passed and transacted.

136	Alvotech - Bond Instrument (Tranche B)

Schedule 4

Form of Accession Letter

To:	[Bondholders] as Bondholders

From:	[Subsidiary] and Alvotech Holdings S.A. as Issuer

Dated:

Dear Sirs and Madam:

Alvotech Holdings S.A.

Registered office: 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg

R.C.S. number: 229.193

Bond Instrument dated [•] relating to up to US$[•] senior bonds due 2025 (as amended and/or restated from time to time) (the “Instrument”)

1.	We refer to the Instrument. This is an Accession Letter. Terms defined in the Instrument have the same meaning in this Accession Letter unless given a different meaning in this Accession Letter.

2.

[Subsidiary] agrees to become a Guarantor and to be bound by the terms of the Instrument as a Guarantor pursuant to Condition 6 (Guarantees) of the Instrument. [Subsidiary] is a [company] duly organised under the laws of [name of relevant jurisdiction].

3.	[If applicable, insert provisions setting out any limitation on the Subsidiary’s Guarantee under the laws of the Subsidiary’s jurisdiction of organisation].

4.	[Subsidiary’s] administrative details are as follows:

Address:

Facsimile:

Attention:

5.	This Accession Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

This Accession Letter has been executed as a deed by the Issuer and [Subsidiary] and is delivered on the date stated above.

137	Alvotech - Bond Instrument (Tranche B)

Alvotech Holdings S.A.

By:
Name:
Title:

[Subsidiary]

By:
Name:
Title:

138	Alvotech - Bond Instrument (Tranche B)

Schedule 5

Form of Investment Instruction

This Investment Instruction is being delivered to the Security Trustee pursuant to Condition 9.13 of the bond instrument dated [•], between Alvotech Holdings S.A. whose registered office is at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and which is registered with the Luxembourg Trade and Companies Register under number 229.193, as issuer (the “Issuer”), the guarantors from time to time parties thereto, [security trustee], as security trustee (the “Security Trustee”), relating to up to US$[•] senior bonds due 2025 (the “Instrument”).

Capitalised terms used herein but not defined herein have the respective meanings given to such terms in the Instrument.

The Issuer hereby instructs the Security Trustee to invest any Cash Collateral as follows:

Amount of Cash Collateral to be invested: [•]

Date of investment: [•]

Term of investment: [•]

Investment in either (tick one): [    ] (cash) [                    ] (Cash Equivalents) (if Cash Equivalents, please indicate paragraph of definition under which proposed investment falls:

____________________________________________________

IN WITNESS WHEREOF, the Issuer, through the undersigned officer, has signed this Investment Instruction this [•] day of [•].

Alvotech Holdings S.A.

By:
Name:
Title:

Acknowledged by the Security Trustee: [•]

By:
Name:
Title:

139	Alvotech - Bond Instrument (Tranche B)

Schedule 6

Guarantors

Alvotech hf.

Alvotech Hannover GmbH (formerly known as Glycothera GmbH)

Alvotech Germany GmbH (formerly known as Baliopharm GmbH)

Alvotech Swiss AG

140	Alvotech - Bond Instrument (Tranche B)

Schedule 7

Bondholders

1.	OCM Strategic Credit Investments S.À R.L.

2.	OCM Luxembourg SC Fund B S.à r.l.

3.	OCM Luxembourg SC Fund A S.à r.l.

4.	Oaktree Strategic Income II, Inc.

5.	OCM Strategic Credit Investments 2 S.À R.L.

6.	Oaktree Specialty Lending Corporation

7.	Mercer QIF Fund Public Limited Company—Mercer Investment Fund I

8.	Elva Funding II DAC, Series 2019-1

9.	Crown Managed Accounts SPC—Crown / Lodbrok Segregated Portfolio

10.	Kapitalforeningen Investin Pro—Lodbrok Select Opportunities

11.	Lodbrok European Credit Opportunities S.À R.L.

12.	Lodbrok European Special Situations Credit Opportunities S.À R.L.

13.	Morgan Stanley & Co. International PLC

14.	Oaktree Gilead Investment Fund AIF (Delaware), L.P.

15.	OCM Strategic Credit Investments 3 S.à r.l.

16.	Oaktree Huntington-GCF Investment Fund (Direct Lending AIF), L.P.

17.	Oaktree GCP Fund Delaware Holdings, L.P.

18.	Sculptor Investments IV S.a.r.l.

141	Alvotech - Bond Instrument (Tranche B)

Schedule 8

List of Security Documents

1.	Account Pledge (Alvotech hf. Operating Accounts)

2.	Account Pledge (Issuer Operating Account)

3.	Account Pledge (Liquidity Account)

4.	Icelandic Trade Mark Charge

5.	Intellectual Property Charge

6.	Share Charge (Alvotech hf.)

7.	Share Pledge (Alvotech Swiss AG)

8.	Share Pledge (Alvotech Germany GmbH)

9.	Share Pledge (Alvotech Hannover GmbH)

10.

The Luxembourg law governed account pledge agreement dated 24 June 2021 and made between the Issuer as pledgor and Madison Pacific Trust Limited as security trustee in respect of the Luxembourg Accounts (as defined in the 2021 Amendment and Restatement Deed) (the “Luxembourg Account Pledge Agreement”)

11.

The Swiss law governed security confirmation agreement dated 24 June 2021 and made between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of the confirmation of the pledge over the shares in Alvotech Swiss AG

12.

The Icelandic law governed supplemental pledge dated 24 June 2021 and between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of the Alvotech hf. Operating Accounts

13.

The Icelandic law governed supplemental pledge dated 24 June 2021 and made between the Issuer as pledgor and Madison Pacific Trust Limited as security trustee in respect of the Issuer Operating Account

14.	The Icelandic law governed supplemental pledge dated 24 June 2021 and made between the Issuer as pledgor and Madison Pacific Trust Limited as security trustee in respect of the Liquidity Account

15.	The Icelandic law governed supplemental charge dated 24 June 2021 and made by Alvotech hf. as chargor in favor of Madison Pacific Trust Limited as security trustee

16.

The English law governed supplemental charge dated 24 June 2021 and made between the Issuer and its Subsidiaries as chargor and Madison Pacific Trust Limited as security trustee in respect of the Proprietary Rights that are owned by the Issuer or any of its Subsidiaries

142	Alvotech - Bond Instrument (Tranche B)

17.

The Icelandic law governed supplemental share charge dated 24 June 2021 and made between the Issuer and Alvotech Swiss AG as chargors and Madison Pacific Trust Limited as security trustee in respect of shares in Alvotech hf

18.

The German law governed confirmation and junior ranking share pledge dated 24 June 2021 and made between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of shares and certain ancillary rights in Alvotech Germany GmbH

19.

The German law governed confirmation and junior ranking share pledge dated 24 June 2021 and made between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of shares and certain ancillary rights in Alvotech Hannover GmbH

20.

The Luxembourg law governed amendment and confirmation agreement dated on or about the 2022 A&R Effective Date and entered into in connection with the Luxembourg Account Pledge Agreement by and between the New Lux PubCo and Madison Pacific Trust Limited as security trustee

21.

The Swiss law governed security confirmation agreement dated on or about the 2022 A&R Effective Date and made between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of the confirmation of the pledge over the shares in Alvotech Swiss AG

22.

The Icelandic law governed supplemental pledge dated on or about the 2022 A&R Effective Date and made between the Issuer as pledgor and Madison Pacific Trust Limited as security trustee in respect of the Issuer Operating Account

23.

The Icelandic law governed supplemental pledge dated on or about the 2022 A&R Effective Date and made between the Issuer as pledgor and Madison Pacific Trust Limited as security trustee in respect of the Liquidity Account

24.

The Icelandic law governed supplemental share charge dated on or about the 2022 A&R Effective Date and made between the Issuer and Alvotech Swiss AG as chargors and Madison Pacific Trust Limited as security trustee in respect of shares in Alvotech hf

25.

The German law governed confirmation and junior ranking share pledge dated on or about the 2022 A&R Effective Date and made between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of shares and certain ancillary rights in Alvotech Germany GmbH

26.

The German law governed confirmation and junior ranking share pledge dated on or about the 2022 A&R Effective Date and made between Alvotech hf. as pledgor and Madison Pacific Trust Limited as security trustee in respect of shares and certain ancillary rights in Alvotech Hannover GmbH

143	Alvotech - Bond Instrument (Tranche B)

SIGNATORIES

AS WITNESS whereof each of the Issuer and the Guarantors has caused this Deed executed as a deed on the day and year first above written.

Executed and Delivered as a Deed by	)
ALVOTECH HOLDINGS S.A.	)
acting by: Robert Wessman	)	/s/ Robert Wessman
	)	Authorised Signatory

In the presence of: Kristin H. Sverrisdottir	)	/s/ Kristin H. Sverrisdottir

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

Executed and Delivered as a Deed by	)
ALVOTECH S.A.S (TO BE CONVERTED TO AN S.A.))
acting by:	)	/s/ Tanya Zharov
	)	Authorised Signatory

In the presence of: Ingibjorg Einarsdottir	)	/s/ Ingibjorg Einarsdottir

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

Executed and Delivered as a Deed by	)
ALVOTECH HF.	)
acting by: Robert Wessman	)	/s/ Robert Wessman
	)	Authorised Signatory

In the presence of: Kristin H. Sverrisdottir	)	/s/ Kristin H. Sverrisdottir

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

Executepmd and Delivered as a Deed by	)
ALVOTECH GERMANY GMBH	)
acting by: Danny Major	)	/s/ Danny Major
	)	Authorised Signatory

In the presence of: Jens Forster	)	/s/ Jens Forster

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

Executed and Delivered as a Deed by
ALVOTECH HANNOVER GMBH	)
acting by: Danny Major	)	/s/ Danny Major
	)	Authorised Signatory

In the presence of: Jens Forster	)	/s/ Jens Forster

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

Executed and Delivered as a Deed by
ALVOTECH SWISS AG	)
acting by:	)	/s/ Mark Levick
	)	Authorised Signatory

In the presence of: Ingibjorg Einarsdottir	)	/s/ Ingibjorg Einarsdottir

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

SCULPTOR INVESTMENTS IV S.A.R.L.

By:	/s/ Hamza Moumayz	/s/ Eric Gonella
Name:	Hamza Moumayz	Eric Gonella
Title:	Manager	Manager

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

OCM STRATEGIC CREDIT INVESTMENTS S.À R.L.

By:	/s/ Martin Eckel
Name:	Martin Eckel
Title:	Manager

By:	/s/ Flora Verrechia
Name:	Flora Verrecchia
Title:	Manager

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

OCM LUXEMBOURG SC FUND B S.À R.L.

By:	/s/ Martin Eckel
Name:	Martin Eckel
Title:	Manager

By:	/s/ Flora Verrechia
Name:	Flora Verrecchia
Title:	Manager

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

OCM LUXEMBOURG SC FUND A S.À R.L.

By:	/s/ Martin Eckel
Name:	Martin Eckel
Title:	Manager

By:	/s/ Flora Verrechia
Name:	Flora Verrecchia
Title:	Manager

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

OAKTREE STRATEGIC INCOME II INC.

By:	Oaktree Fund Advisors, LLC
Its:	Investment Adviser

By:	/s/ Jessica Dombroff
Name:	Jessica Dombroff
Title:	Vice President

By:	/s/ Brian Price
Name:	Brian Price
Title:	Senior Vice President

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

OCM STRATEGIC CREDIT INVESTMENTS 2 S.À R.L.

By:	/s/ Martin Eckel
Name:	Martin Eckel
Title:	Manager

By:	/s/ Flora Verrechia
Name:	Flora Verrecchia
Title:	Manager

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

OAKTREE SPECIALTY LENDING CORPORATION

By:	Oaktree Fund Advisors, LLC
Its:	Investment Adviser

By:	/s/ Jessica Dombroff
Name:	Jessica Dombroff
Title:	Vice President

By:	/s/ Brian Price
Name:	Brian Price
Title:	Senior Vice President

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

MERCER QIF FUND PUBLIC LIMITED COMPANY—MERCER INVESTMENT FUND I

By: Lodbrok Capital LLP

Its: Investment Manager

/s/ Dushy Selvaratnam
By: Dushy Selvaratnam
Title: Chief Operating Officer

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

ELVA FUNDING II DAC

By:

/s/ Kate Macken
Name: Kate Macken
Title: Director

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

CROWN MANAGED ACCOUNTS SPC—CROWN / LODBROK SEGREGATED PORTFOLIO

By: Lodbrok Capital LLP

Its: Investment Manager

/s/ Dushy Selvaratnam
By: Dushy Selvaratnam
Title: Chief Operating Officer

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

KAPITALFORENINGEN INVESTIN PRO—LODBROK SELECT OPPORTUNITIES

By: Lodbrok Capital LLP

Its: Investment Manager

/s/ Dushy Selvaratnam
By: Dushy Selvaratnam
Title: Chief Operating Officer

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

LODBROK EUROPEAN CREDIT OPPORTUNITIES S.À R.L.

By: Lodbrok Capital LLP
Its: Investment Manager

/s/ Dushy Selvaratnam
By: Dushy Selvaratnam
Title: Chief Operating Officer

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

LODBROK EUROPEAN SPECIAL SITUATIONS CREDIT OPPORTUNITIES S.À R.L.

By: Lodbrok Capital LLP
Its: Investment Manager

/s/ Dushy Selvaratnam
By: Dushy Selvaratnam
Title: Chief Operating Officer

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:

/s/ Lee Setyon
Name: Lee Setyon
Title: Authorised Signatory

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

OAKTREE GILEAD INVESTMENT FUND AIF (DELAWARE), L.P.

By:	Oaktree Fund AIF Series, L.P. – Series T
Its:	General Partner

By:	Oaktree Fund GP AIF, LLC
Its:	Managing Member

By:	Oaktree Fund GP III, L.P..
Its:	Managing Member

By:	/s/ Jessica Dombroff
Name:	Jessica Dombroff
Title:	Authorized Signatory

By:	/s/ Brian Price
Name:	Brian Price
Title:	Authorized Signatory

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

OCM STRATEGIC CREDIT INVESTMENTS 3 S.À R.L.

By:	/s/ Martin Eckel
Name:	Martin Eckel
Title:	Manager

By:	/s/ Flora Verrechia
Name:	Flora Verrecchia
Title:	Manager

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

OAKTREE HUNTINGTON-GCF INVESTMENT FUND (DIRECT LENDING AIF), L.P.

By: Oaktree Huntington-GCF Investment Fund (Direct Lending AIF) GP, L.P.
Its: General Partner

By: Oaktree Huntington-GCF Investment Fund (Direct Lending AIF) GP, LLC
Its: General Partner

By: Oaktree Fund GP III, L.P.
Its: Managing Member

By:	/s/ Jessica Dombroff
Name:	Jessica Dombroff
Title:	Authorized Signatory

By:	/s/ Brian Price
Name:	Brian Price

Title:	Authorized Signatory

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

OAKTREE GCP FUND DELAWARE HOLDINGS, L.P.

By: Oaktree Global Credit Plus Fund GP, L.P.

Its: General Partner

By: Oaktree Global Credit Plus Fund GP Ltd.

Its: General Partner

By: Oaktree Capital Management, L.P.

Its: Director

By:	/s/ Jessica Dombroff
Name:	Jessica Dombroff
Title:	Vice President

By:	/s/ Brian Price
Name:	Brian Price
Title:	Senior Vice President

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

MADISON PACIFIC TRUST LIMITED

By:

/s/ Cassandra Ho
Name: Cassandra Ho
Title: Managing Director

[Signature Page to Amendment and Restatement Deed to the Tranche B Bond Instrument]

Exhibit 2.7

WARRANT

ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

This Assignment, Assumption and Amendment Agreement (this “Agreement”) is made as of June 15, 2022, by and among Oaktree Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), Alvotech S.A., a limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) (the “RCS”) under number B258884 (“TopCo”), Continental Stock Transfer & Trust Company, a New York corporation, (“Existing Warrant Agent”), and Computershare Trust Company, N.A., a federally chartered trust company and Computershare Inc., a Delaware corporation (collectively, the “Warrant Agent”).

WHEREAS, the Company and the Existing Warrant Agent are parties to that certain Warrant Agreement, dated as of September 21, 2020, and filed with the United States Securities and Exchange Commission on September 22, 2020 (the “Existing Warrant Agreement”);

WHEREAS, capitalized terms used herein, but not otherwise defined, shall have the meanings given to such terms in the Existing Warrant Agreement;

WHEREAS, pursuant to the Existing Warrant Agreement, the Company issued (i) 4,666,667 warrants to the Sponsor (collectively, the “Private Placement Warrants”) to purchase the Company’s Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), with each Private Placement Warrant being exercisable for one Class A Share and with an exercise price of $11.50 per share, and (ii) 6,250,000 warrants as part of units to public investors in the Public Offering (the “Public Warrants” and together with the Private Placement Warrants, the “Warrants”) to purchase Class A Shares, with each whole Public Warrant being exercisable for one Class A Share and with an exercise price of $11.50 per share;

WHEREAS, on December 7, 2021, that certain Business Combination Agreement (the “BCA”) was entered into by and among the Company, TopCo and Alvotech Holdings S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the RCS under number B229193 (“Alvotech”);

WHEREAS, all of the Warrants are governed by the Existing Warrant Agreement;

WHEREAS, pursuant to the provisions of the BCA, the Company will merge with and into TopCo (the “First Merger”) with TopCo as the surviving company in the merger and immediately following the First Merger, TopCo will merge with and into Alvotech (“Second Merger”), with TopCo as the surviving company in the merger. In accordance with the provisions of the BCA, pursuant to the First Merger, each issued and outstanding ordinary share of the Company will be exchanged for one ordinary share of TopCo, par value $0.01 per share (“TopCo Shares”);

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WHEREAS, upon consummation of the First Merger, and as provided in Section 4.5 of the Existing Warrant Agreement, the Public Warrants will no longer be exercisable for Class A Shares but instead will be exercisable (subject to the terms and conditions of the Existing Warrant Agreement as amended hereby) for TopCo Shares;

WHEREAS, the Board of Directors of the Company has determined that the consummation of the transactions contemplated by the BCA will constitute a Business Combination;

WHEREAS, in connection with the First Merger, the Existing Warrant Agent desires to assign all of its right, title and interest in the Existing Warrant Agreement to the Warrant Agent and the Warrant Agent wishes to accept such assignment;

WHEREAS, in connection with the First Merger, the Company desires to assign all of its right, title and interest in the Existing Warrant Agreement to TopCo and TopCo wishes to accept such assignment; and

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any registered holders for the purpose of curing any ambiguity or correcting any mistake or defective provision contained therein or adding or changing any provisions with respect to matters or questions arising under the Existing Warrant Agreement as the Company and the Warrant Agent may deem necessary or desirable and that the Company and the Warrant Agent deem shall not adversely affect the rights of the registered holders of the Warrants.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows.

1. Assignment and Assumption; Consent.

1.1 Assignment and Assumption. Effective as of the First Merger Effective Time (as defined in the BCA), the Company hereby assigns to TopCo all of the Company’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby) and TopCo hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of the Company’s liabilities and obligations under the Existing Warrant Agreement (as amended hereby) arising from and after the First Merger Effective Time.

1.2 Consent. The Warrant Agent hereby consents to the assignment of the Existing Warrant Agreement by the Company to TopCo pursuant to Section 1.1 hereof effective as of the First Merger Effective Time, and the assumption of the Existing Warrant Agreement by TopCo from the Company pursuant to Section 1.1 hereof effective as of the First Merger Effective Time, and to the continuation of the Existing Warrant Agreement in full force and effect from and after the First Merger Effective Time, subject at all times to the Existing Warrant Agreement (as amended hereby) and to all of the provisions, covenants, agreements, terms and conditions of the Existing Warrant Agreement and this Agreement.

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1.3 Change of Warrant Agent. Effective as of the First Merger Effective Time (as defined in the BCA), the Existing Warrant Agent hereby assigns to the Warrant Agent all of the Existing Warrant Agent’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby) and the Warrant Agent hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of the Existing Warrant Agent’s duties and obligations under the Existing Warrant Agreement (as amended hereby) arising from and after the First Merger Effective Time.

2. Amendment of Existing Warrant Agreement. The Company and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 2, effective as of the First Merger Effective Time, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Section 2 are necessary or desirable and that such amendments do not adversely affect the rights of the registered holders.

2.1 Preamble. The preamble on page one of the Existing Warrant Agreement is hereby amended by deleting “Oaktree Acquisition Corp. II, a Cayman Islands exempted company” and replacing it with “Alvotech S.A., a simplified joint stock company (société par actions simplifiée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B258884”. As a result thereof, all references to the “Company” in the Existing Warrant Agreement shall be references to Alvotech S.A. rather than Oaktree Acquisition Corp. II. Furthermore, the preamble on page one of the Existing Warrant Agreement is hereby amended by deleting “Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”, also referred to herein as the “Transfer Agent”)” and replacing it with “Computershare Trust Company, N.A., a federally chartered trust company and Computershare Inc., a Delaware corporation (collectively, the “Warrant Agent”, also referred to herein as the “Transfer Agent”)”. As a result thereof, all references to the “Warrant Agent” and “Transfer Agent” in the Existing Warrant Agreement shall be references to Computershare Trust Company, N.A. and Computershare Inc. rather than Continental Stock Transfer & Trust Company.

2.2 Reference to TopCo Shares. All references to “Ordinary Shares” or “Class A ordinary shares of the Company, par value $0.0001 per share” in the Existing Warrant Agreement (including all Exhibits thereto) shall mean “TopCo Ordinary Shares” or “ordinary shares in the share capital of TopCo, nominal value of $0.01 per share.”

2.3 Section 3.3.1. Section 3.3.1 is hereby amended and restated in its entirety as follows:

“3.3.1 Payment. Subject to the provisions of the Warrant and this Agreement, a Warrant may be exercised by the Registered Holder thereof by (A) delivering to the Warrant Agent at its corporate trust department (i) the Definitive Warrant Certificate evidencing the Warrants to be exercised, or, in the case of a Warrant represented by a book-entry, the Warrants

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to be exercised (the “Book-Entry Warrants”) on the records of the Depositary to an account of the Warrant Agent at the Depositary designated for such purposes in writing by the Warrant Agent to the Depositary from time to time, and (ii) an election to purchase (“Election to Purchase”) any Ordinary Shares pursuant to the exercise of a Warrant, properly completed and executed by the Registered holder on the reverse of the Definitive Warrant Certificate or, in the case of a Book-Entry Warrant, properly delivered by the Participant in accordance with the Depositary’s procedures, and (B) the payment in full of the Warrant Price for each full Ordinary Share as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the Ordinary Shares and the issuance of such Ordinary Shares, as follows:

(a) in lawful money of the United States, by wire transfer of immediately available funds to an account designated by the Company for such purpose (including, for the avoidance of doubt, transfers by Participants in accordance with the Depositary’s procedures with respect to Book Entry Warrants);

(b) [Reserved];

(c) with respect to any Private Placement Warrant, so long as such Private Placement Warrant is held by the Sponsor or a Permitted Transferee, by surrendering the Warrants for that number of Ordinary Shares equal to (i) if in connection with a redemption of Private Placement Warrants pursuant to Section 6.2 hereof, as provided in Section 6.2 hereof with respect to a Make-Whole Exercise and (ii) in all other scenarios the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the excess of the Sponsor Exercise Fair Market Value (as defined in this subsection 3.3.1(c)) less the Warrant Price by (y) the Sponsor Exercise Fair Market Value. Solely for purposes of this subsection 3.3.1(c), the “Sponsor Exercise Fair Market Value” shall mean the average last reported sale price of the Ordinary Shares for the ten (10) trading days ending on the third (3rd) trading day prior to the date on which notice of exercise of the Private Placement Warrant is sent to the Warrant Agent;

(d) as provided in Section 6.2 hereof with respect to a Make-Whole Exercise; or

(e) as provided in Section 7.4 hereof.”

2.4 Section 3.3.5. The fifth sentence of Section 3.3.5 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

“For purposes of the Warrant, in determining the number of outstanding Ordinary Shares, the holder may rely on the number of outstanding Ordinary Shares as reflected in (1) the Company’s most recent Annual Report on Form 20-F or other public filing with the Commission as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Ordinary Shares outstanding.”

2.5 Section 4.5 of the Existing Warrant Agreement is hereby amended by deleting the word “Form 8-K” and replacing it with the word “Form 6-K”.

2.6 Section 4.6 is hereby amended by adding, immediately after the first full sentence of Section 4.6, the following sentence:

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“The Warrant Agent shall be entitled to rely on such notice and any adjustment or statement therein contained and shall have no duty or liability with respect thereto and shall not be deemed to have knowledge of any such adjustment or any such event unless and until it shall have received such notice.”

2.7 Section 5.5 is hereby amended to add the following as the final sentence thereof:

“The Warrant Agent may countersign a Definitive Warrant Certificate in manual of facsimile form.”

2.8 Section 7.4 is hereby amended by adding new subsections 7.4.3 and 7.4.4 to the end thereof as follows:

“7.4.3. Calculation of Ordinary Shares to be issued on Cashless Exercise. In connection with any cashless exercise of Warrants, the Company shall calculate and transmit to the Warrant Agent, and the Warrant Agent shall have no duty under this Agreement to determine, the number of Ordinary Shares to be issued on such cashless exercise, and the Warrant Agent shall have no duty or obligation to calculate or confirm whether the Company’s determination of the Ordinary Shares to be issued on such exercise is accurate.

“7.4.4. Delivery of Warrant Exercise Funds. Notwithstanding anything to the contrary herein, the Company acknowledges and agrees that (a) it has directed the Depositary to deliver all funds received by the Depositary in respect of exercises of Book-Entry Warrant in accordance with the Depositary’s procedures directly to the Company pursuant to instructions of the Company delivered to the Depositary, (b) it shall direct (or cause to be directed) holders of Definitive Warrants to make payment of any Warrant Price directly to the Company in accordance with Section 3.3.1, and (c) the Warrant Agent shall have no responsibility for any Warrant exercise funds and the Warrant Agent shall not incur any liability for such funds (including, without limitation, for any loss of funds or delays in the receipt of delivery thereof).”

2.9 Section 8.1 is hereby amended and restated in its entirety as follows:

“8.1. Payment of Taxes. The Company shall from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of shares of Common Stock upon the exercise of the Warrants, but neither the Company nor the Warrant Agent shall be obligated to pay any transfer taxes in respect of the Warrants or such shares of Common Stock. For the avoidance of doubt, the Warrant Agent shall not have any duty or obligation to take any action under any section of this Agreement that requires the payment of taxes and/or charges unless and until it is satisfied that all such payments have been made.”

2.10 Section 8.3.1 is hereby amended and restated in its entirety as follows:

“8.3.1 Remuneration. The Company agrees to pay the Warrant Agent reasonable remuneration (as may be agreed upon in writing by the Company and the Warrant Agent) for its services as such Warrant Agent hereunder and will reimburse the Warrant Agent upon demand for all of its reasonable expenses (including reasonable counsel fees and expenses) incurred in connection with the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder.”

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2.11 Section 8.4.1 is hereby amended and restated in its entirety as follows:

“8.4.1 Reliance on Company Statement; Authorized Officers. Whenever in the performance of its duties under this Agreement the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking, suffering, or omitting to take any action hereunder, such fact or matter may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Warrant Agent to be the Chief Executive Officer, the Chief Financial Officer, Chief Operating Officer, the President or other principal officer of the Company; and such certificate shall be full authorization and protection to the Warrant Agent and the Warrant Agent shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate.”

2.12 Section 8.4.2 is hereby amended and restated in its entirety as follows:

“8.4.2 Indemnity; Limitation on Liability. The Company covenants and agrees to indemnify the Warrant Agent for, and to hold it harmless against, any and all loss, liability, damage, judgment, fine, penalty, claim, demand, settlement, cost or expense (“Losses”) that may be paid, incurred or suffered by it, or which it may become subject, other than such Losses arising in connection with (i) the gross negligence, bad faith or willful misconduct on the part of the Warrant Agent (which gross negligence, bad faith, or willful misconduct must be determined by a final, non-appealable judgment of a court of competent jurisdiction), or (ii) any tax imposed on or calculated as a result of the net income received or receivable by the Warrant Agent under applicable law, for any action taken, suffered, or omitted to be taken by the Warrant Agent in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the reasonable costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder. The Warrant Agent shall be liable hereunder only for its own gross negligence, bad faith or willful misconduct (which gross negligence, bad faith or willful misconduct must be determined by a final, non-appealable judgment of a court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, any liability, other than liability arising out of or attributable to the Warrant Agent’s fraud, bad faith or willful (which fraud, bad faith, or willful misconduct must be determined by a final, non-appealable judgment of a court of competent jurisdiction), of the Warrant Agent under this Agreement will be limited to the amount of fees paid by the Company to the Warrant Agent during the twelve (12) months immediately preceding the event for which recovery from the Warrant Agent is being sought. Anything to the contrary notwithstanding, in no event will the Warrant Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Warrant Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action. The provisions under Sections 8.2.1, 8.3 and 8.4 shall survive the expiration of the Warrant and the termination of this Agreement and the resignation, replacement or removal of the Warrant Agent.”

2.13 Section 8.5 is hereby amended and restated in its entirety as follows:

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“8.5 Acceptance of Agency. The Warrant Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the express terms and conditions (and no implied terms and conditions) herein set forth and among other things shall account for, and pay to the Company, all monies received by the Warrant Agent for the purchase of shares of Ordinary Shares through the exercise of the Warrants. The Warrant Agent shall act hereunder solely as agent for the Company. The Warrant Agent shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the Warrants or Ordinary Shares.”

2.14 The following provisions are hereby incorporated into Section 8 in the numerical order set forth below:

“8.7 Legal Counsel. The Warrant Agent may consult with legal counsel selected by it (who may be legal counsel for the Company), and the opinion or advice of such counsel shall be full and complete authorization and protection to the Warrant Agent as to any action taken or omitted by it in accordance with such advice or opinion.

8.8 Reliance on Agreement and Warrants. The Warrant Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Warrants (except as to its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

8.9 Freedom to Trade in Company Securities. Subject to applicable laws, the Warrant Agent and any stockholder, director, officer or employee of the Warrant Agent may buy, sell or deal in any of the Warrant or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Warrant Agent under this Agreement. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

8.10 Reliance on Attorneys and Agents. The Warrant Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Warrant Agent shall not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, omission, default, neglect or misconduct, absent gross negligence, willful misconduct or bad faith in the selection and continued employment thereof (which gross negligence, willful misconduct or bad faith must be determined by a final, non-appealable judgment of a court of competent jurisdiction).

8.11 No Risk of Own Funds. No provision of this Agreement shall require the Warrant Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

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8.12 No Notice. The Warrant Agent shall not be required to take notice or be deemed to have notice of any event or condition hereunder, including any event or condition that may require action by the Warrant Agent, unless the Warrant Agent shall be specifically notified in writing of such event or condition by the Company, and all notices or other instruments required by this Agreement to be delivered to the Warrant Agent must, in order to be effective, be received by the Warrant Agent as specified in Section 9.2 hereof, and in the absence of such notice so delivered, the Warrant Agent may conclusively assume no such event or condition exists.

8.13 Ambiguity. In the event the Warrant Agent believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Warrant Agent hereunder, the Warrant Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to Company, the holder of any Warrant or any other person for refraining from taking such action, unless the Warrant Agent receives written instructions signed by the Company which eliminates such ambiguity or uncertainty to the satisfaction of Warrant Agent. The Warrant Agent shall promptly provide written notice to the Company of such ambiguity or uncertainty.

8.14 Non-Registration. The Warrant Agent shall not be liable or responsible for any failure of the Company to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable regulation or law.

8.15 Signature Guarantee. The Warrant Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any related law, act, regulation or any interpretation of the same.

8.16 Bank Accounts. All funds received by the Warrant Agent under this Agreement that are to be distributed or applied by the Warrant Agent in the performance of services hereunder (the “Funds”) shall be held by the Warrant Agent as agent for the Company and deposited in one or more bank accounts to be maintained by Computershare in its name as agent for the Company. Until paid pursuant to the terms of this Agreement, the Warrant Agent will hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Warrant Agent shall have no responsibility or liability for any diminution of the Funds that may result from any deposit made by the Warrant Agent in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. The Warrant Agent may from time to time receive interest, dividends or other earnings in connection with such deposits. The Warrant Agent shall not be obligated to pay such interest, dividends or earnings to the Company, any holder or any other party. In the event the Warrant Agent receives funds that need to be transferred to the Company, it shall forward such funds by the 5th business day of the following month by wire transfer to an account designated by the Company.

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8.17. Force Majeure. Notwithstanding anything to the contrary contained herein, the Warrant Agent will not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, epidemics, pandemics, terrorist acts, shortage of supply, disruptions in public utilities, strikes and lock-outs, war, or civil unrest.

8.18 Confidentiality. The Warrant Agent and the Company agree that all books, records, information and data pertaining to the business of the other party, including inter alia, personal, non-public warrant holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the fees for services hereunder shall remain confidential, and shall not be disclosed to any other person without the other party’s prior written consent, except as may be required by law, including, without limitation, pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).

2.15 Notice. The address for notices to the Company set forth in Section 9.2 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

Alvotech S.A.

9, rue de Bitbourg

L-1273 Luxembourg

Grand Duchy of Luxembourg

Attention:                     Robert Wessman

                                      Tanya Zharov

E-mail:                         robert.wessman@alvogen.com

                                      tanya.zharov @alvotech.com

Furthermore, the address for notices to the Warrant Agent set forth in Section 9.2 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

Computershare Trust Company, N.A.

Computershare Inc.

150 Royall Street

Canton, MA 02021

Attention:                     Client Services

2.16 Section 9.8 is hereby amended to add the following sentences to the end thereof:

“No supplement or amendment to this Agreement shall be effective unless duly executed by the Warrant Agent and the Company. Upon the delivery of a certificate from an authorized officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 9.8, the Warrant Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Warrant Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement.”

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2.17 Section 9.9 is hereby amended by adding the following sentence to the end thereof:

“Notwithstanding the foregoing, if any excluded provision shall adversely affect the rights, immunities, liabilities, duties or obligations of the Warrant Agent, the Warrant Agent shall be entitled to resign immediately upon written notice to the Company.”

2.18 The second sentence of the second paragraph of the Reverse Side of the Form of Warrant Certificate attached to the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

“The holder of Warrants evidenced by this Warrant Certificate may exercise them by (i) surrendering this Warrant Certificate, with the form of Election to Purchase set forth hereon properly completed and executed at the principal corporate trust office of the Warrant Agent, together with (ii) the payment of the Exercise Price as specified in the Warrant Agreement (or through “cashless exercise” as provided for in the Warrant Agreement).”

3. Miscellaneous Provisions.

3.1 Effectiveness of Warrant. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the First Merger and the Second Merger (as defined in the BCA) and shall automatically be terminated and shall be null and void if the BCA shall be terminated for any reason. The Company shall promptly notify the Existing Warrant Agent and the Warrant Agent upon the occurrence of the First Merger and the Second Merger and also in the event the BCA is terminated for any reason.

3.2 Successors. All the covenants and provisions of this Agreement by or for the benefit of TopCo or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

3.3 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

3.4 Applicable Law. The validity, interpretation and performance of this Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereby agree that any action, proceeding or claim against a party arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

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3.5 Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the United States of America, for inspection by the registered holder of any Warrant. The Warrant Agent may require any such holder to submit such holder’s Warrant for inspection by it.

3.6 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by e-mail or exchange of facsimile copies shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a Party’s intent or the effectiveness of such signature.

3.7 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

3.8 Entire Agreement. This Agreement and the Existing Warrant Agreement, as modified by this Agreement, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, all as of the date first written above.

OAKTREE ACQUISITION CORP. II

By:	/s/ Zaid Pardesi
Name: Zaid Pardesi
Title: Chief Financial Officer and Head of M&A

ALVOTECH S.A.

By:	/s/ Tanya Zharov
Name: Tanya Zharov
Title: Chairman and Director

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, N.A.

By:	/s/ Stacy Aqui
Name: Stacy Aqui
Title: Vice President

COMPUTERSHARE INC. and COMPUTERSHARE TRUST COMPANY, N.A., On behalf of both entities

By:	/s/ Thomas Borbely
Name: Thomas Borbely
Title: Senior Manager, Corporate Actions

[Signature Page to Warrant Assumption Agreement]

Exhibit 4.38

THIS Loan Agreement is made on 1 June 2022 and effective as of 1 June 2022

BETWEEN

(1)

Alvogen Lux Holdings S.à r.l., société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register under number B149045, having its registered office at 5, rue Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg, (the “Lender”);

AND

(2)

Alvotech Holdings S.A., a société anonyme incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg trade and Companies Register under number B229193, having its registered office at 9 rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, (the “Borrower”);

each a “Party” and together the “Parties” to this Advance.

RECITALS

(A)	The Lender is willing to provide the Borrower with an interest bearing loan of USD 20,000,000.

(B)	The Parties now wish to document the terms of such loan.

THE PARTIES HEREBY agree as follows:

1.	CONSTRUCTION

1.1	Definitions

When used in this Advance, the following terms have the following meanings:

“Borrower” has the meaning set out in the above parties section.

“BCA” means the business combination agreement dated 7 December 2021, entered into, inter alios, by the Borrower and Oaktree Acquisition Corp. II, a Cayman Island exempt company, registered with the Cayman Islands Companies Register under number 364940.

“Business Day” means any day on which banks are open for general business in Luxembourg.

“Lender” has the meaning set out in the above parties section.

“Party” and “Parties” have the meaning set out in the above parties section.

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“Repayment Date” means (i) the date falling 30 Business Days after the Second Merger Effective Time under and as defined in the BCA or (ii) in the event that the Second Merger Effective Time (under and as defined in the BCA) does not occur, on the second anniversary of the date on which the Advance was made available to the Borrower.

“Second Merger Effective Time” has the meaning given to that terms in the BCA.

“TopCo” means Alvotech S.A.S., a simplified joint stock company (société par actions simplifiée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B258884.

1.2	Interpretation

In this Advance:

(a)	any reference to any agreement is to be construed as a reference to such agreement as it may be amended, supplemented, modified or extended from time to time, whether before or after the date hereof;

(b)	a reference to a person or persons is, where relevant, deemed to be a reference to or to include their respective successors, permitted assignees or transferees, as appropriate;

(c)	reference to clauses are references to, respectively, clauses of this Advance and reference to this Advance includes its annexes;

(d)

a reference to a law or regulation or any provisions thereof is to be construed as a reference to such law, regulation or provisions as the same may have been, or may from time to time hereafter be, amended or re-enacted; and

(e)	words denoting the singular include the plural and vice versa;

(f)	words denoting a gender also include the other gender;

(g)	words denoting persons include bodies corporate, partnerships, associations and any other organised groups of persons or entities whether incorporated or not.

1.3	Clause headings

Clause headings are for ease of reference only and shall not affect interpretation.

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2.	THE LOAN

2.1	Loan

Subject to the terms and conditions hereinafter set forth, the Lender agrees to make available to the Borrower as of the date hereof, an interest-bearing loan (the “Loan) of twenty million U.S. Dollar (USD 20,000,000) on the terms set out in this Agreement.

2.2	Interest

The Advance shall bear interest of 10% per annum, which shall accrue daily and compound annually on the anniversary of this Advance.

2.3	Repayment

Subject to the terms hereof, the Borrower shall repay the Advance and accrued interest to the Lender in cash and in full on the Repayment Date.

3.	MERGER

3.1

It is acknowledged by the Parties that at the Second Merger Effective Time, the Borrower will merge with and into TopCo, with TopCo as the surviving company (as universal successor) in the merger and shall succeed to and assume all the rights and obligations of the Borrower (including rights and obligations hereunder), as details of which are set out in the BCA.

3.2

Unless the context otherwise requires, where there is a reference in this Agreement to the Borrower, on and after the Second Merger Effective Time, it shall be deemed to include a reference to the TopCo.

4.	REPRESENTATIONS

4.1

The Lender (i) is a validly organised and existing company under the laws of the Grand-Duchy of Luxembourg, (ii) has not ceased making, or is not unable to make, payments when they fall due (en état de cessation des paiements) and is not subject to any Insolvency Proceeding and (iii) has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

4.2

The Borrower (i) is a validly organised and existing company under the laws of the Grand-Duchy of Luxembourg, (ii) has not ceased making, or is not unable to make, payments when they fall due (en état de cessation des paiements) and is not subject to any Insolvency Proceeding and (iii) has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

5.	NO WAIVER

No failure or delay of a Party to exercise any right or remedy under this Advance shall be considered, or operate as, a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy.

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6.	AMENDMENTS

This Advance may only be amended or supplemented by a written agreement signed by all of the Parties.

7.	ASSIGNMENT

The Lender may assign and/or pledge any of its rights under this Advance without the consent of the Borrower. The Lender shall notify any such assignment to the Borrower. The Borrower may assign any of its rights under this Advance with the prior written consent of the Lender only.

8.	NOTICES

All notices and other communications under this Advance shall be in writing and shall be deemed to have been duly given (i) on the date of delivery if delivered personally to the Party to whom notice is to be given, or (ii) on the first Business Day after delivery to an international courier service, if properly addressed and all costs prepaid, to the Parties as follows:

For the Lender:	Alvogen Lux Holdings S.à r.l.
5, rue Heienhaff, L-1736 Senningerberg
Grand Duchy of Luxembourg

For the Borrower:	Alvotech Holdings S.A.
9, rue de Bitbourg, L-1273 Senningerberg
Grand Duchy of Luxembourg

Either Party may change its address for the purpose of this clause by giving the other Party written notice of its new address.

9.	SEVERABILITY

If one or more of the provisions of this Advance is or becomes invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected and any invalid provision shall be deemed to be severable. Each of the Parties agrees in such case to use its best efforts to negotiate in good faith a legally valid and economically equivalent replacement provision.

10.	COSTS

Each Party shall bear its own costs, fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Advance.

11.	COUNTERPARTS

this Advance may be executed in any number of counterparts and by the Parties on separate counterparts, all of which shall together constitute one instrument.

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12.	GOVERNING LAW AND JURISDICTION

This Advance shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg. The Parties irrevocably agree that any disputes arising out of or in connection with this Advance shall be submitted exclusively to the courts of the City of Luxembourg, Grand Duchy of Luxembourg.

The Parties have executed this Advance in counterparts, each Party acknowledging receipt of one copy on the date first above written.

[Remainder of page remains intentionally blank and signature page follows]

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[Signature page - Advance]

THE LENDER

Alvogen Lux Holdings S.à r.l.

/s/ Robert Wessman
By: Robert Wessman
Title: Authorized Signatory

THE BORROWER

Alvotech Holdings S.A.

/s/ Danny Major
By: Danny Major
Title: Authorized Signatory

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Exhibit 4.39

Alvotech

Société anonyme

Registered office: 9, rue de Bitbourg

L-1273 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B 258884

MANAGEMENT INCENTIVE PLAN

1.	PURPOSE

The purpose of the Plan is to assist the Company in attracting, retaining and compensating talented executives and certain key employees, officers, directors, and consultants of the Company Group in a competitive and dynamic market, motivating executives to help the Company to achieve the best possible financial and operational results, providing reward opportunities consistent with the Company Group’s performance on both a short and long-term basis and promoting the creation of long-term value for shareholders of the Company by closely aligning the interests of such individuals with those of the shareholders of the Company.

The Plan authorizes the award of Share-based incentives to Eligible Persons to encourage such persons to expend their maximum efforts in the creation of shareholder value. The Plan was initially approved by the Board on 13 June 2022, with the approval of the shareholders of the Company on the Effective Date.

2.	DEFINITIONS

For purposes of the Plan, capitalised terms not otherwise defined shall have the meaning ascribed to them in Appendix A. Certain definitions are also set forth in Appendix B, which applies to U.S. Participants (as defined in Appendix B).

3.	ADMINISTRATION

(a)

Except as otherwise provided herein, the Plan shall be administered by the Administrator. The Administrator shall have full and final authority, in each case subject to and consistent with the provisions of the Plan, to (i) select Eligible Persons to become Participants, (ii) grant Awards, (iii) determine the type, vesting, number of Shares subject to, performance-related factors and whether all conditions have been met, other terms and conditions of, and all other matters relating to, Awards, (iv) prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan, (v) construe and interpret the Plan and Award Agreements and correct defects, supply omissions, and reconcile inconsistencies therein, (vi) suspend the right to exercise Awards during any period that the Administrator deems appropriate to comply with applicable securities laws, and thereafter extend the exercise period of an Award by an

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equivalent period of time, and (vii) make all other decisions and determinations as the Administrator may deem necessary or advisable for the administration of the Plan. Any action of the Administrator shall be final, conclusive, and binding on all persons, including, without limitation, each member of the Company Group, Eligible Persons, Participants, and beneficiaries of Participants. For the avoidance of doubt, the Administrator shall have the authority to take all actions under the Plan that the Administrator is permitted to take.

(b)

To the extent permitted by applicable law, the Administrator may delegate to directors, officers or employees of any member of the Company Group, the authority, subject to such terms as the Administrator shall determine, to perform such functions under the Plan, including but not limited to administrative functions, as the Administrator may determine appropriate. The Administrator may appoint agents to assist it in administering the Plan. Notwithstanding the foregoing or any other provision of the Plan to the contrary, any Award granted under the Plan to any Eligible Person who is not an employee of any member of the Company Group shall be expressly approved by the Administrator.

4.	SHARES AVAILABLE UNDER THE PLAN; DIRECTOR COMPENSATION LIMIT

(a)

Subject to adjustment as provided in section 15 hereof, the total number of Shares reserved and available for delivery in connection with Awards under the Plan shall be capped at 5.79% of the share capital of the Company on a fully-diluted basis, which may be increased by the Board by up to 1% annually over ten (10) years from the Effective Date without the need to amend the Plan. The actual number of Shares made available for the Plan shall be determined by the Board from time to time. Shares delivered under the Plan shall consist of newly issued shares or previously issued Shares temporarily held and reacquired by the Company or an Affiliate on the open market or by private purchase. Delivery of Shares shall have the meaning and occur in accordance with section 9.

(b)

The Administrator may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of Shares actually delivered differs from the number of shares previously counted in connection with an Award. To the extent that an Award expires or is cancelled, forfeited, settled in cash, or otherwise terminated without a delivery to the Participant of the full number of shares to which the Award related, the undelivered shares will again be available for grant. Shares withheld in payment of the exercise price or taxes relating to an Award shall be deemed to constitute shares not delivered to the Participant and shall be deemed to again be available for Awards under the Plan.

5.	AWARDS

Subject to the terms set out under this Plan, the Company may make available to the Participant the following Awards.

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6.	OPTIONS

(a)

Options may be granted to Eligible Persons in such form and having such terms and conditions as the Administrator shall deem appropriate. The provisions of separate Options shall be set forth in separate Option Agreements, which agreements need not be identical.

(b)

The term of each Option shall be set by the Administrator at the time of grant; provided, however, that no Option granted hereunder shall be exercisable after the expiration of ten (10) years from the date it was granted.

(c)	The exercise price per Share for each Option shall be set by the Administrator at the time of grant.

(d)

Payment for Shares to be acquired pursuant to an exercise of Options granted hereunder shall be made in full prior to the exercise of the Options in accordance with the Option Agreement and in a manner approved by the Administrator, which may include any of the following payment methods: (i) in immediately available funds in USD or any other currency approved by the Administrator (provided that upon payment in any currency other than USD, the Participant shall, at the Company’s request within thirty (30) days of exercise, reimburse the Company for any foreign exchange fees reasonably incurred by the Company in connection with converting such currency to the applicable currency or otherwise be deducted from the Participant’s salary), or by certified or bank cashier’s check, or (ii) by any other means approved by the Administrator.

(e)	Except as may otherwise be provided by the Administrator in an Option Agreement or determined by the Administrator subsequent to grant:

(i)

In the event of a Participant’s Termination prior to the Expiration Date for any reason other than (A) by the Service Recipient for Cause or (B) by reason of the Participant’s death or Disability, (1) all vesting with respect to such Participant’s Options shall cease, (2) all of such Participant’s unvested Options shall expire as of the date of such Termination, and (3) each of such Participant’s vested Options shall remain exercisable until the earlier of the applicable Expiration Date and the date that is ninety (90) days after the date of such Termination, unless expressly agreed otherwise.

(ii)

In the event of a Participant’s Termination prior to the Expiration Date by reason of such Participant’s death or Disability, (A) all vesting with respect to such Participant’s Options shall cease, (B) all of such Participant’s unvested Options shall expire as of the date of such Termination, and (C) each of such Participant’s vested Options shall expire on the earlier of the applicable Expiration Date and the date that is twelve (12) months after the date of such Termination. In the event of a Participant’s death, such Participant’s Options shall remain exercisable by the person or persons to whom a Participant’s rights under the Options pass by will or by the applicable laws of descent and distribution until their expiration, but only to the extent that the Options were vested by such Participant at the time of such Termination.

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(iii)

In the event of a Participant’s Termination prior to the Expiration Date by the Service Recipient for Cause, all of such Participant’s Options (whether or not vested) shall immediately expire as of the date of such Termination.

7.	RESTRICTED SHARE UNITS

(a)

Notional units representing the right to receive one Share (or the cash value of one Share, if so determined by the Administrator) on a specified settlement date (the “Restricted Share Units”) may be granted to Eligible Persons in such form and having such terms and conditions as the Administrator shall deem appropriate. The provisions of separate Restricted Share Units shall be set forth in separate RSU Agreements, which agreements need not be identical.

(b)

Restricted Share Units shall be subject to vesting as provided for under the Plan and the Award Agreement. Delivery of Shares, cash, or property, as determined by the Administrator, will occur upon a specified delivery date or dates upon the expiration of the vesting period specified for the Restricted Share Units in the RSU Agreement. Unless otherwise set forth in a Participant’s RSU Agreement, a Participant shall not be entitled to dividends, if any, with respect to Restricted Share Units prior to the actual delivery of Shares.

(c)

Except as provided by the Administrator in an RSU Agreement or otherwise, in the event of a Participant’s Termination for any reason prior to the time that such Participant’s Restricted Share Units have been settled, (i) all vesting with respect to such Participant’s Restricted Share Units shall cease, (ii) each of such Participant’s outstanding unvested Restricted Share Units shall be forfeited for no consideration as of the date of such Termination, and (iii) any Shares remaining undelivered with respect to vested Restricted Share Units then held by such Participant shall be delivered on the delivery date or dates specified in the RSU Agreement.

8.	OTHER SHARE-BASED AWARDS

The Administrator is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards (including, without limitation, any stock options, stock appreciation rights, restricted shares, restricted share units, performance shares or stock awards) that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based upon, or related to, Shares, as deemed by the Administrator to be consistent with the purposes of the Plan. The Administrator may also grant Shares as a bonus (whether or not subject to any vesting requirements or other restrictions on transfer), and may grant other awards in lieu of obligations of any member of the Company Group to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Administrator. The terms and conditions applicable to such Awards shall be determined by the Administrator and evidenced by Award Agreements, which agreements need not be identical.

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9.	VESTING

(a)

Awards will generally be subject to vesting over forty-eight (48) months (monthly vesting) with a cliff ending on twelve (12) months from the start date of Participant’s Professional Relationship with the Company.

(b)	The Administrator may determine within the framework of an award agreement other conditions relating to (i) vesting and/or (ii) performance-related factors and/or any other additional conditions.

(c)

If, within a vesting period, the Participant is prevented from performing their work for the Company, or as the case may be, for a Company Group for more than six (6) weeks in total, or such longer period as may be required under applicable law (whether or not due to a wrongdoing, but excluding paid vacation leave), the vesting period concerned shall be extended by the period of the prevention and the following vesting periods and vesting dates shall be postponed accordingly.

10.	EXERCISE OF AWARDS

Exercise Period

(a)

Awards may only be exercised fully or partially by the Participant within the exercise period determined by the Administrator in the Award Agreement (the “Exercise Period”). In case the Participant wishes to exercise its Awards, such Participant shall provide a notice in writing to the Company stating that he/she wishes to exercise all or part of its vested Awards and setting out the number of vested Awards he/she wishes to exercise (the “Exercise Notice”) within the Exercise Period.

(b)

If a Participant does not provide an Exercise Notice within the relevant Exercise Period for any or all of their Awards, the Awards for which no Exercise Notice is received by the Company within such Exercise Period shall be forfeited, and the Participant shall have no more rights in this respect, except if otherwise determined by the Administrator in its sole discretion. A Participant may provide more than one Exercise Notice within the Exercise Period.

Exercise Procedure

(a)

Awards are exercised by the delivery of the following to the Administrator (which shall constitute an irrevocable election by the Participant to exercise the relevant Awards and subscribe/acquire the Shares delivered):

(i)	a signed Exercise Notice in the form provided by the Administrator to the Participant;

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(ii)	such representations, declarations, consents and documents as the Administrator, in its sole discretion, deems necessary or advisable to ensure compliance with applicable laws and regulations;

(iii)	full payment of the Exercise Price for the Shares with respect to which the Awards are exercised in a manner permitted by this Plan.

(b)

Upon exercise of Awards in accordance with the relevant Award Agreement and the Plan, the Company or, as the case may be, an Affiliate of the Company shall allocate the relevant number of Shares to the Participant. No fractional Shares shall be issued or allocated in respect of any exercise of an Award and the entitlement be rounded down (if applicable and as the case may be). The obligation of the Company to deliver Shares upon the exercise or settlement of any Award shall be subject to applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required.

(c)

Subject to compliance with applicable laws, any Shares delivered pursuant to an Award Agreement, in whole or in part, shall be newly issued Shares or treasury Shares. The delivery of such Shares shall be subject to the adherence to/acceptance of the terms of any shareholders’ or similar agreement with the Company.

(d)

The Company shall ensure that at all times, (i) a sufficient number of Shares are held in treasury to settle Awards exercised, and/or (ii) a sufficient authorised capital is maintained in accordance with Luxembourg law to allow the Board to issue the Shares to settle the Awards exercised which are not settled in cash in accordance with the terms of this Plan.

Subscription price and Exercise Price

(a)	No subscription price is payable for the grant of the Awards.

(b)

The exercise price agreed in the Award Agreement with the relevant Participant (the “Exercise Price”) shall be payable at the exercise of the Awards, in accordance with the terms of the Plan and the applicable Award Agreement. Payment for Shares to be acquired pursuant to an exercise of Awards granted hereunder shall be made in full prior to the exercise of Awards and in a manner approved by the Administrator, which shall in particular include:

(i)	payment in cash in immediately available funds; or

(ii)

any other manner permitted by the Administrator, including, if permitted by the Award Agreement, by voluntary waiver of the exercise of a certain number of Awards in lieu of payment to allow for a cashless exercise putting the Participant in the same economic position as if the Shares had been paid up in cash in the opinion of the Administrator.

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11.	SETTLEMENT OF AWARDS

(a)	Upon exercise, vesting or settlement of an Award, the Administrator shall resolve, at its sole discretion:

(i)

to proceed with a cash settlement for the exercised Award which shall be paid so as to put the Participant in the same economic position as if Shares had been delivered, it being understood that for each Award the exercise price shall be subtracted;

(ii)

to transfer shares held in treasury provided that the Company has lawfully been authorized to acquire treasury shares and holds a sufficient number of treasury shares for that purpose or deliver shares held by an Affiliate of the Company or another entity for the purposes of settlement of Awards under this Plan; or

(iii)

through its authorized share capital (including by paying-up the subscription price of the Shares by incorporation of reserves to allow for a cashless exercise), to issue the Shares subject to exercise of an Option or vesting or settlement of any other Share-based award in accordance with the provisions of the Plan and the Award Agreement, and subsequently proceed to the acknowledgement of the capital increase resulting from the issue of the Shares and accordingly amend the Company’s articles of association in front of a Luxembourg notary.

(b)

The Participant is obliged to cooperate with the Company and take any actions necessary to effect the delivery of such Shares, e.g. sign subscription documentation or, if new shares are issued, the Participant may be required to contribute his payment claim under this Plan and/or set it off against the subscription price for the relevant Shares to allow for a “net share settlement”. Any excess not set off or contributed shall be paid in cash or deducted from the Participant’s salary. Further, resales of the shares in the Company by a Participant may be limited to sales effected on a stock exchange designated by the Company.

12.	TRANSFER OF AWARDS

(a)	Awards shall not be transferable, except by reason of death or divorce to the legal successor(s) of the Participant, and subject to compliance with section 12(b) or in accordance with section 12(c).

(b)	The disposal of Awards by reason of death to the legal successor(s) of a Participant shall be permitted subject to the following:

(i)	the relevant legal successor(s) agree(s) to be bound by the applicable provisions of the Award agreement and by the Plan;

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(ii)

the legal successor(s) provide(s) and agree(s) to provide any documents and information as may be reasonably requested by the Administrator from time to time to ascertain compliance with the terms of this Plan, including, if applicable, any shareholders’ or similar agreement with the Company; and

(iii)

the transfer will, in the view of the Administrator, not have a detrimental effect on the Company Group, including a disproportionate allocation of time and resources to effect the transfer, or cause the Company Group to be in violation of any applicable law or regulation.

(c)

The Company may rely on any official documentation which it reasonably believes sufficient proof of ownership in case of death and transfer to legal successor(s) and shall not have any liability in this respect. The Company has no obligation to investigate and/or engage further actions if such documents are received. The Administrator may suspend all rights of the relevant Awards in case of dispute of ownership and may, at its discretion, take measure to conserve the rights of transferees. Each transferee having been accepted as legal successor and by accepting such succession and the transfer of the Awards, agrees to hold the Company harmless from any suit, action or claim in respect of the succession.

(d)

Purported transfers which do not comply with section 12(b) shall be void and the relevant Awards forfeited. If the Administrator is of the opinion that the violation can be cured, it may, at its discretion, suspend the rights under the Awards until the transfer complies with section 12(b) and/or for a certain period of time, which shall be communicated to the transferee, to allow the transferee to cure any default in respect of such transfer. The restrictions on transfer contained in this Plan shall continue to apply to such Participant’s Award thereof after any transfer thereof.

(e)

All expenses, including taxes and legal fees, incurred by the Company Group in connection with any transfer shall, unless otherwise determined by the Administrator in its discretion, be borne by the transferee, provided that the Administrator may elect to advance such expenses, in which case such transferee shall promptly reimburse the Company. In addition, the transferee shall indemnify the Company Group in a manner satisfactory to the Administrator against any losses, claims, damages or liabilities to which the Company may become subject arising out of, related to or in connection with any false representation or warranty made by, or breach or failure to comply with any covenant or agreement of such transferee.

(f)	If the transfer is not permitted for violation of section 12(b), all Awards of the Participant shall forfeit.

13.	COMPANY CALL OPTION

(a)	By signing the Award Agreement, each Participant grants to the Company, which accepts, an unconditional and irrevocable right (the “Call Option”)

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exercisable by written notice delivered in accordance with the provisions of this section 13 to purchase from the Participant and to cause the Participant to sell to the Company all or part of its Shares received upon the exercise of an Award (the “Awarded Shares”) on the following terms (promesse de cession). For the avoidance of doubt, the Company accepts the benefit of the Call Option as an option solely, such acceptance being an acceptance of the option right and does not constitute and does not entail the exercise of the Call Option. The Company may assign such Call Option to an Affiliate without the consent of the Participant; references to the “Company” in this section shall be read as including any such Affiliate.

(b)

The Call Option right may be exercised by the Company by way of sending a written notice to the Participant to their last known address notified in accordance with the Award Agreement (a “Call Option Notice”) in one or several instalments. The Call Option Notice shall set out the following details:

(i)	the price payable for the exercise of the Call Option;

(ii)	the number of Shares subject to the Call Option so exercised (the “Called Shares”); and

(iii)	the date on which the transfer of the Called Shares occurs and any further terms and conditions related to the transfer.

(c)

In the event that a Call Option Notice has been issued in the event of a Participant’s Termination prior to the Expiration Date by the Service Recipient for Cause, there shall be no entitlement of the Participant to the payment of the price payable for the Call Option.

(d)	The closing of any purchase and the transfer of the relevant Participant’s Called Shares contemplated by this section 13 will automatically take place on the date designated in the Call Notice.

(e)

The Administrator shall procure payment of the purchase price for the Called Shares to be purchased pursuant to the Call Option by wire transfer in immediately available funds to an account designated by the relevant Participant in writing to the Company.

(f)	The Company may freely assign the Call Option in whole or in part to an Affiliate without the consent of a Participant.

(g)	The Participants waive any right to claim the benefit of the provisions of Article 1142 of the Luxembourg Civil Code, to the extent applicable.

(h)

Except as provided by the Administrator in an Award Agreement or otherwise, in the event that a Participant is a party to any shareholders’ or similar agreement with the Company containing similar provisions to those set forth in this section 13, the provisions of this section 13 shall continue to apply to such Participant and any Shares acquired pursuant to any Award hereunder, and shall be in addition to, and not in lieu of, the terms and conditions of such shareholders’ or similar agreement.

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14.	COMPETITIVE ACTIVITIES

Notwithstanding anything contained in the Plan to the contrary, and subject to applicable law, in the event that a Participant engages in any Competitive Activity within the Territory during the term of such Participant’s employment or service with the Service Recipient or during the six (6) month period following such Participant’s Termination with the Service Recipient for any reason, the Administrator may determine, in its sole discretion, to (a) declare all Awards held by such Participant to be immediately forfeited and returned to the Company without additional consideration, (b) require all Shares acquired upon the vesting, exercise, or settlement of Awards within the twelve (12) month period prior to the date of such Competitive Activity to be immediately forfeited and returned to the Company without additional consideration, and (c) to the extent that such Participant received any profit from the sale of any Share underlying an Award within the twelve (12) month period prior to the date of such Competitive Activity, require that such Participant promptly repay to the Company any profit received pursuant to such sale.

15.	ADJUSTMENT FOR RECAPITALIZATION, MERGER, ETC.

(a)

The aggregate number of Shares that may be granted or purchased pursuant to Awards (as set forth in section 4 above), the number of Shares covered by each outstanding Award, and/or the price per share thereof in each such Award shall be equitably and proportionally adjusted or substituted, as determined by the Administrator, as to the number, price, or kind of a Share or other consideration subject to such Awards (i) in the event of changes in the outstanding Share or in the capital structure of the Company by reason of share dividends, share splits, reverse share splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any such Award (including any Corporate Event (as defined below) or the redemption by the Company of an entire class of Shares which is then included in the Shares subject to an Award), (ii) in connection with any extraordinary dividend declared and paid in respect of Shares, whether payable in the form of cash, stock or any other form of consideration, or (iii) in the event of any change in applicable laws or circumstances that results in or could result in, in either case as determined by the Administrator in its sole discretion, any substantial dilution or enlargement of the rights intended to be granted to, or available for, Participants in the Plan.

(b)

Notwithstanding the foregoing, except as may otherwise be provided in an Award Agreement, in connection with (i) a merger, amalgamation or consolidation involving the Company in which the Company is not the surviving corporation, (ii) a merger, amalgamation or consolidation involving the Company in which the Company is the surviving corporation but the holders of Shares receive securities of another corporation and/or other property, including cash, (iii) a Change in Control, or (iv) the reorganization or liquidation of the Company (each, a “Corporate Event”), the Administrator may, in its discretion, provide for any one or more of the following:

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(i)

the assumption or substitution of such Awards in connection with such Corporate Event, in which case, the Awards shall be subject to the adjustment set forth in subsection (a) above, and to the extent that such Awards vest subject to the achievement of performance objectives or criteria, such objectives or criteria shall be adjusted appropriately to reflect the Corporate Event;

(ii)	the acceleration of vesting of any or all Awards, subject to the consummation of such Corporate Event;

(iii)

the cancellation of any or all vested and/or unvested Awards as of the consummation of such Corporate Event, in which case Participants who hold vested Awards (including any Awards that would vest on the Corporate Event but for such cancellation) so cancelled will receive a payment in respect of cancellation of their Awards based on the amount of the per-share consideration being paid for the Shares in connection with such Corporate Event, less, in the case of Options and other Awards subject to exercise, the applicable exercise price; provided, however, that holders of Options and other Awards subject to exercise shall be entitled to consideration in respect of cancellation of such Awards only if the per-share consideration less the applicable exercise price is greater than zero dollars (and to the extent that the per-share consideration is less than or equal to the applicable exercise price, such Awards shall be cancelled for no consideration); provided, further, that Awards that are not vested as of the consummation of such Corporate Event may be cancelled and terminated effective as of such Corporate Event pursuant to this subsection (iii) without the payment of consideration with respect to such unvested Award; and

(iv)

the replacement of any or all Awards with a cash incentive program that preserves the value of the Awards so replaced (determined as of the consummation of the Corporate Event), with subsequent payment of cash incentives subject to the same vesting conditions as applicable to the Awards so replaced and payment to be made within sixty (60) days of the applicable vesting date.

Payments to holders pursuant to section (iii) above shall be made in cash or, in the sole discretion of the Administrator, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of Shares covered by the Award at such time (less any applicable exercise price). In addition, in connection with any Corporate Event, prior to any payment or adjustment contemplated under this subsection (b), the Administrator may require a Participant to (i) represent and warrant as to the unencumbered title to his Awards, (ii) bear such Participant’s pro-rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Share, (iii) deliver customary transfer documentation as reasonably determined by the Administrator, and (iv) deliver a customary restrictive covenant agreement.

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(c)	Any adjustment provided under this section 15 may provide for the elimination of any fractional share that might otherwise become subject to an Award.

16.	EMPLOYMENT OR SERVICE RIGHTS.

No individual shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for the grant of any other Award. Neither the Plan nor any action taken hereunder shall be construed as giving any individual any right to be retained in the employ or service of any member the Company Group.

17.	COMPLIANCE WITH LAWS.

The obligation of the Company to deliver Shares upon the vesting, exercise, or settlement of any Award shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell and shall be prohibited from offering to sell or selling any Shares pursuant to an Award or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with.

18.	WITHHOLDING OBLIGATIONS.

As a condition to the vesting, exercise, or settlement of any Award, the Administrator may require that a Participant satisfy, through deduction or withholding from any payment of any kind otherwise due to the Participant, or through such other arrangements as are satisfactory to the Administrator, the minimum amount of all federal, state, and local income and other taxes of any kind required or permitted to be withheld in connection with such vesting, exercise, or settlement. The Administrator, in its discretion, may permit Shares to be used to satisfy tax withholding requirements, and such shares shall be valued at their Fair Market Value as of the vesting, exercise, or settlement date of the Award, as applicable; provided, however, that the aggregate Fair Market Value of the number of Shares that may be used to satisfy tax withholding requirements may not exceed the maximum statutorily permitted withholding amount with respect to such Award.

19.	MANAGER HOLDING

(a)

The Administrator may, at its discretion, permit a Participant to hold their Awards through a Manager Holding. In such case, references to the “Participant” in the Plan refer to the Participant and/or the Manager Holding, as applicable.

(b)

Pursuant to section 19(a), in any case, the Participant will not be able to transfer current Awards to a Manager Holding after they have been granted. Additionally, each Participant can only hold their Awards through one method i.e.: either in their own name, or through one Manager Holding.

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(c)

In such, the Participant undertakes by way of an independent guarantee that the Participant is and remains the sole shareholder of the Manager Holding, that there are no trust agreements, sub-participations or other agreements with possible effects on the legal and/or economic ownership of the shares in the Manager Holding. Any disposition (including the grant of trusteeships, sub-participations, pledge or comparable lien or comparable economic measures) over shares, interests or other type of financial instruments granting control over the Manager Holding (as the case may be) to other persons leads to forfeiture of the Awards so held by such Manager Holding, except if expressly authorised in advance by the Administrator.

20.	AMENDMENT OF THE PLAN OR AWARDS

(a)	The Board may, at any time and from time to time, amend the Plan.

(b)	The Administrator may, at any time and from time to time, amend the terms of any one or more Awards.

(c)

Notwithstanding anything herein to the contrary, no amendment to the Plan shall be effective without shareholder approval to the extent that such approval is required pursuant to applicable law or the applicable rules of each national securities exchange on which the Shares are listed. Additionally, no amendment to the Plan or any Award shall impair a Participant’s rights under any Award unless the Participant consents in writing (it being understood that no action taken by the Administrator that is expressly permitted under the Plan, including, without limitation, any actions described in Section 15 hereof, shall constitute an amendment to the Plan or an Award for such purpose). Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without an affected Participant’s consent, the Administrator may amend the terms of the Plan or any one or more Awards from time to time as necessary to bring such Awards into compliance with applicable law.

(d)	Notwithstanding the immediately preceding section, the Board may, without shareholder approval, amend or waive any provision of this Plan:

(i)	as may be necessary or advisable to reflect any material change on the business activities, capital requirement and/or regulatory environment of the Company Group;

(ii)	as may be necessary or advisable to cure any ambiguity or correct any clerical error or omission in the terms of this Plan; or

(iii)

as may be necessary or advisable to comply with any anti-money laundering or anti-terrorist laws, conditions, guidelines, rules (including, without limitation, the applicable rules of each national securities exchange on which the Shares are listed), regulations, directives, opinions, orders, statute or special measures of any governmental entity, or any amendment thereto.

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(e)

The repricing of Awards upon the approval of the Administrator shall expressly be permitted under the Plan without shareholder approval. For this purpose, a “repricing” means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of an Award to lower its exercise price (other than on account of capital adjustments resulting from share splits, etc., as described in section 15(a)), it being understood that such exercise price will in any case at least correspond to the nominal value of the shares issued pursuant to an exercise of the Award, (ii) any other action that is treated as “a repricing” under generally accepted accounting principles, and (iii) repurchasing for cash or canceling an Award in exchange for another Award at a time when its exercise price is greater than the Fair Market Value of the underlying Share, unless the cancellation and exchange occurs in connection with an event set forth in section 15(b).

21.	TERMINATION OR SUSPENSION OF THE PLAN.

The Board may suspend or terminate the Plan at any time. Unless sooner terminated or renewed by at least half of the shareholders of the Company, the Plan shall terminate on the day before the tenth (10th) anniversary of the Effective Date. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated. Rights under any Award granted before suspension or termination of the Plan shall not be impaired by such suspension or termination.

22.	DATA PROTECTION

(a)

In accordance with the provisions of the GDPR and the Data Protection Laws, the Company acting as Data Controller collects, stores and processes, by electronic or other means, the Personal Data supplied by the Participant for the purpose of implementing, managing and administering the Plan.

(b)

The Data Controller needs to collect and process certain information about the Participant for the purposes in particular of entering into and performing a contract with the Participant. The Participant may, at its discretion, refuse to communicate the Personal Data to the Data Controller. In this event, however, the Data Controller may refuse the Participant’s participation in the Plan.

(c)

Personal Data supplied by the Participant is processed in order to enter into and execute the Plan and the provisions of an Award Agreement (i.e. to perform any pre-contractual measures as well as the contract entered into by the Participant), for the legitimate interests of the Data Controller and to comply with the legal obligations imposed on the Data Controller.

(d)

In particular, the Personal Data supplied by the Participant is processed for the purpose of (i) implementing, managing and administering the Plan, (ii) complying with applicable anti-money laundering rules and other legal obligations and (iii) tax identification as may be required under Luxembourg or foreign laws and regulations (including laws and regulations relating to FATCA or CRS). The “legitimate interests” of the Data Controller referred to above are the provision of the proof, in the event of a dispute, of a transaction or any commercial communication as well as in connection with any proposed purchase, merger or acquisition of any part of the Company’s business.

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(e)

In the context of the above-mentioned purposes, the Data Controller may delegate the processing of the Personal Data, in compliance and within the limits of the applicable laws and regulations, to other Recipients. The Recipients may, under their own responsibility, disclose the Personal Data to their Sub-Recipients, which shall process the Personal Data for the sole purposes of assisting the Recipients in providing their services to the Data Controller and/or assisting the Recipients in fulfilling their own legal obligations.

(f)

The Recipients and Sub-Recipients may be located either inside or outside the EEA. Where the Recipients are located outside the EEA in a country which does not ensure an adequate level of protection for personal data, the Data Controller will enter into legally binding transfer agreements with the relevant Recipients in the form of the EU Commission’s approved model clauses. Where the Sub-Recipients are located outside the EEA in a country which does not ensure an adequate level of protection for personal data, the Recipients shall also enter into legally binding transfer agreements with the relevant Sub-Recipients in the form of the EU Commission’s approved model clauses. In this respect, the Participant has a right to request copies of the relevant document for enabling the Personal Data transfer(s) towards such countries by writing to the Data Controller or, where the Recipients disclose the Personal Data to the Sub-Recipients and where relevant, to the Recipient.

(g)

The Recipients and Sub-Recipients may, as the case may be, process the Personal Data as data processors (when processing the Personal Data upon instructions of the Data Controller and/or the Recipients), or as distinct data controllers (when processing the Personal Data for their own purposes, namely fulfilling their own legal obligations).

(h)

The Data Controller may also transfer Personal Data to third parties such as governmental or regulatory agencies including tax authorities, in or outside the European Union, in accordance with applicable laws and regulations. In particular, such Personal Data may be disclosed to the Luxembourg tax authorities, which in turn may, acting as data controller, disclose the same to foreign tax authorities.

(i)	In accordance with the conditions laid down by the Data Protection Laws, the Participant has the right to:

(i)	request access to its Personal Data;

(ii)	request the correction of its Personal Data where it is inaccurate or incomplete;

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(iii)	object to the processing of its Personal Data;

(iv)	request erasure of its Personal Data;

(v)	request for restriction of the use of its Personal Data; and

(vi)	request for Personal Data portability.

(j)	The Participant may exercise its above rights by writing to the Data Controller at its registered address or at dpo@alvotech.com.

(k)

The Participant is also informed of the existence of its right to lodge a complaint with the CNPD at the following address: 15, Boulevard du Jazz, L-4370 Belvaux; or with any competent data protection supervisory authority in their EU Member State of residence.

(l)	Personal Data shall not be retained for a period longer than necessary for the purpose of the data processing, subject to any limitation periods imposed by law.

23.	MISCELLANEOUS.

(a)

Except as may be otherwise determined by the Administrator in its sole discretion and in accordance with applicable law, Shares acquired upon the exercise, vesting or settlement of Awards shall be held in registered form. Participants may, however, merely hold book-interests in Shares in accordance with applicable law and the rules of the relevant securities settlement system. If certificates representing Shares are registered in the name of the Participant, the Administrator may require that such certificates bear all legally required information and include an appropriate legend referring to the terms, conditions, and restrictions applicable to such Shares.

(b)

Notwithstanding anything contained herein to the contrary, all Awards granted under the Plan shall be and remain subject to any incentive compensation clawback or recoupment policy currently in effect or as may be adopted by the Administrator and, in each case, as may be amended from time to time. No such policy, adoption, or amendment shall in any event require the prior consent of any Participant.

(c)

No manager/director of the Administrator shall be personally liable by reason of any contract or other instrument executed by such manager/director or on his behalf in his capacity as a manager/director of the Administrator or for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each manager/director of the Administrator and each other employee, officer, or director of the Company Group to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against all costs and expenses (including counsel fees) and liabilities (including sums paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan unless arising out

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of such person’s own fraud or wilful misconduct; provided, however, that approval of the Administrator shall be required for the payment of any amount in settlement of a claim against any such person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Articles, as may be amended from time to time, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

(d)

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when personally delivered or when deposited in the mail, first class postage paid, or fax at such other address as may have been furnished to the other party in writing by the addressee.

(e)

If the Administrator shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Administrator so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Administrator to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Administrator and the Company therefor.

(f)

The Plan shall be governed by and construed in accordance with the internal laws of the Grand Duchy of Luxembourg without reference to the principles of conflicts of laws thereof. The courts of the city of Luxembourg shall have exclusive jurisdiction in case of any dispute thereunder.

(g)

No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be required to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees and service providers under general law.

(h)

Each manager/director of the Administrator shall be fully justified in relying, acting, or failing to act, and shall not be liable for having so relied, acted, or failed to act in good faith, upon any report made by any independent public accountant of any member of the Company Group and upon any other information furnished in connection with the Plan by any person or persons other than such member.

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(i)	The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

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APPENDIX A - DEFINITIONS

“Administrator” means any person or persons or committee to whom decision-making authority with respect to this Plan is delegated by the Board or the Board in case no such delegation has occurred.

“Affiliate” means a person directly or indirectly controlling or controlled by or under common control with the party at issue; the term “control” (and any derivative thereof) means – for the purpose of this definition – in respect of an entity, the right to (alone or in conjunction with other parties under a partner agreement or other similar arrangements) (i) exercise the majority of the voting rights in the meeting of partners or members of such entity, or (ii) to appoint the majority of the members of the body in charge of the day-to-day business of such entity or (iii) to determine the policy and/or strategy of such entity.

“Articles” means the articles of association of the Company, as amended and restated from time to time.

“Award” means any Option, Restricted Share Unit or other Share-based award granted under the Plan.

“Award Agreement” means an Option Agreement, Restricted Share Agreement, RSU Agreement, or an agreement governing the grant of any other Share-based award granted under the Plan.

“Board” means the board of directors of the Company.

“Cause” means, in the absence of an Award Agreement or Participant Agreement otherwise defining Cause, (i) the Participant’s conviction of or indictment for any crime (whether or not involving the Company Group) (A) constituting a felony or (B) that has, or could reasonably be expected to result in, an adverse impact on the performance of the Participant’s duties to the Service Recipient, or otherwise has, or could reasonably be expected to result in, an adverse impact on the business or reputation of any member of the Company Group; (ii) conduct of the Participant, in connection with his/her employment or service, that has resulted, or could reasonably be expected to result, in material injury to the business or reputation of any member of the Company Group; (iii) any material violation of the policies of the Service Recipient, including, but not limited to, those relating to sexual harassment or the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Service Recipient; or (iv) willful neglect in the performance of the Participant’s duties for the Service Recipient or willful or repeated failure or refusal to perform such duties. If, subsequent to a Participant’s Termination for any reason other than by the Service Recipient for Cause, it is discovered that the Participant’s employment or service could have been terminated for Cause, such Participant’s employment or service shall, at the discretion of the Administrator, be deemed to have been terminated by the Service Recipient for Cause for all purposes under the Plan, and the Participant shall be required to disgorge to the Company all amounts received by him in connection with Awards following such Termination that would have been forfeited under the Plan had such Termination been by the Service Recipient for Cause. In the event that there is an Award Agreement or Participant Agreement otherwise defining Cause, “Cause” shall have the meaning provided in such agreement, and a Termination by the Service Recipient for Cause hereunder shall not be deemed to have occurred unless all applicable notice and cure periods in such Award Agreement or Participant Agreement are complied with.

“Change in Control” means (i) a change in ownership or control of the Company effected through a transaction or series of transactions (whether by merger, consolidation, stock purchase, shareholder approved liquidation or otherwise) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or (ii) the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any Person or Group.

“CNPD” means the Luxembourg commission for data protection.

“Company” means Alvotech, a société anonyme incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B 258884.

“Company Group” means the Company, together with any direct or indirect subsidiary of the Company.

“Competitive Activity” means, with respect to any Participant and in the absence of an Award Agreement or Participant Agreement containing covenants relating to competition with the Service Recipient of the Participant, any activity reasonably determined by the Administrator to be competitive with the business of the Company Group. If a Participant’s Award Agreement or effective Participant Agreement contains covenants relating to restrictions on competition, engaging in “Competitive Activity” with respect to such Participant shall mean the breach of such restrictive covenants.

“Corporate Event” has the meaning set forth in section 15(b).

“Data Controller” means the Company, acting as data controller.

“Data Protection Laws” means any data protection law applicable in Luxembourg (including but not limited to the Luxembourg data protection law of 1st August 2018 and the EU regulation n° 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data).

“Data Subjects” means the Participants or, if the Participant is a legal person, any natural person related to the Participant such as its contact person(s), employee(s), trustee(s), agent(s), representative(s) and/or beneficial owner(s).

“Disability” means, in the absence of an Award Agreement or Participant Agreement otherwise defining Disability, the permanent and total disability of such Participant. In the event that there is an Award Agreement or Participant Agreement defining Disability, “Disability” shall have the meaning provided in such agreement, and a Termination by reason of a Disability hereunder shall not be deemed to have occurred unless all applicable notice periods in such Award Agreement or Participant Agreement are complied with.

“EEA” means the European Economic Area.

“Effective Date” means 13 June 2022.

“Eligible Person” means (i) each employee of any member of the Company Group, including each such person who may also be a director of any member of the Company Group, (ii) each non-employee director of any member of the Company Group, (iii) each other natural person who provides substantial services to any member of the Company Group and who is designated as eligible by the Administrator, and (iv) any natural person who has been offered employment by any member of the Company Group; provided, that such prospective employee may not receive any payment or exercise any right relating to an Award until such person has commenced employment with any member of the Company Group. An employee on an approved leave of absence may be considered as still in the employ of a member of the Company Group for purposes of eligibility for participation in the Plan.

“Expiration Date” means the date upon which the term of an Option expires, as determined under section 6(b).

“Fair Market Value” means the amount determined by the Administrator in good faith to be the fair market value of a Share.

“GDPR” means the EU regulation n° 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data.

“Manager Holding” means a wholly-owned holding entity which is controlled by a Participant.

“Option” means a conditional right, granted to a Participant under section 5, to purchase or subscribe to Shares at a specified price during a specified time period.

“Option Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Option grant, including, but not limited to, the exercise price, the number of Shares to be granted pursuant to the exercise of an Option, Termination and vesting.

“Participant” means an Eligible Person who has been granted an Award under the Plan and entered into an Award Agreement, or, if applicable, such other person or entity who holds an Award pursuant to the Plan and an Award Agreement.

“Participant Agreement” means an employment or services agreement between a Participant and the Service Recipient that describes the terms and conditions of such Participant’s employment or service with the Service Recipient, including any restrictive covenant agreement, that is effective on the applicable date of grant with respect to any Award.

“Person or Group” means any person or any two or more persons deemed to be one person, any member of the Company Group, or an employee benefit plan maintained by any member of the Company Group.

“Personal Data” means the data processed, including in particular the Data Subject’s name, contact details (including postal or email address), banking details, invested amount and holdings in the Company as well as any personal data included in a copy of the Data Subject’s passport or other official identification document.

“Plan” means this management incentive plan, as may be amended from time to time by the Board in accordance with its terms.

“Professional Relationship” means, with respect to a Participant, directly or indirectly through a Manager Holding, an employment relationship, managership or other mandate, engagement or appointment under a services agreement or otherwise, or any other kind of professional relationship.

“Recipients” means the Data Controller’s data recipients including the Service Recipients and any other entity supporting the activities of the Data Controller in different fields such as IT providers, external accountants, legal advisors or auditors.

“Restricted Share Unit” has the meaning set out under section 7(a).

“RSU Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual grant of Restricted Share Units, including, but not limited to, the reference number of Shares, Termination and vesting.

“Service Recipient” means, with respect to a Participant holding a given Award, the applicable member of the Company Group by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.

“Shares” means ordinary shares of the Company, each having a nominal value of one cent (USD 0.01), and such other securities as may be substituted for a Share pursuant to section 15.

“Sub-Recipients” means any agents and/or delegates of the Recipients.

“Termination” means the termination of a Participant’s employment or service, as applicable, with the Service Recipient; provided, however, that if so determined by the Administrator at the time of any change in status in relation to the Service Recipient (e.g., a Participant ceases to be an employee and begins providing services as a consultant, or vice versa), such change in status will not be deemed to be a Termination hereunder. Unless otherwise determined by the Administrator, in the event that any Service Recipient ceases to be a member of the Company Group (by reason of sale, divestiture, spin-off, or other similar transaction), each Participant that is employed by or provides services to such former Service Recipient shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction, unless the Participant’s employment or service is transferred to another entity that would constitute a Service Recipient immediately following such transaction. On the first business day following the expiration of such period, the Participant shall be paid, in a single lump sum without interest, an amount equal to the aggregate amount of all payments delayed pursuant to the preceding sentence, and any remaining payments not so delayed shall continue to be paid pursuant to the payment schedule applicable to such Award.

“Territory” means any jurisdiction in which the Group Company conducts business to a material extent (including, without limitation, Iceland, Germany, Switzerland and the United States of America)

APPENDIX B – ADDITIONAL RULES FOR AWARDS GRANTED TO U.S. PERSONS

1.	PURPOSE AND APPLICABILITY.

Notwithstanding anything contained in the Plan to the contrary, this Addendum for U.S. Participants (the “U.S. Addendum”) applies to Participants in the Plan who are either U.S. residents or U.S. taxpayers (each such participant, a “U.S. Participant”). The purpose of the U.S. Addendum is to facilitate compliance with U.S. tax, securities and other applicable laws, and to the Company to issue Awards to eligible U.S. Participants.

Except as otherwise provided by the U.S. Addendum, all Awards granted to U.S. Participants will be governed by the terms of the Plan, when read together with the U.S. Addendum. In any case of an irreconcilable contradiction (as determined by the Board) between the provisions of the U.S. Addendum and the Plan, the provisions of the U.S. Addendum will govern. Capitalized terms contained herein have the same meanings given to them in the Plan, unless otherwise provided by the U.S. Addendum.

This Addendum is effective as of the Effective Date.

2.	DEFINITIONS.

In the U.S. Addendum, the following words will have the meaning as defined below:

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Disability” means the inability of a U.S. Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

“Fair Market Value” means as of any date, the value of the Shares determined by the Board in compliance with Section 409A of the Code and, in the case of an Incentive Stock Option, in compliance with Section 422 of the Code.

“Incentive Stock Option” or “ISO” means a stock option that is intended to be, and qualifies as, an incentive stock option within the meaning of Section 422 of the Code.

“Nonstatutory Stock Option” or “NSO” means a stock option does not qualify as an Incentive Stock Option.

“Option” means a Nonstatutory Stock Option or Incentive Stock Option issued under the U.S. Addendum.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Subsidiary” means a corporation, whether now or hereafter existing, in an unbroken chain of corporations beginning with the Company, if each corporation other than the Company owns shares possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain, as provided in the definition of a “subsidiary corporation” contained in Section 424(f) of the Code.

“U.S.” means the United States of America.

3.	ADDITIONAL TERMS AND CONDITIONS APPLICABLE TO ALL AWARDS GRANTED TO U.S. PARTICIPANTS.

(a)	Form of Grant Notice. The grant notice for U.S. Participants shall indicate if all or a portion of an Option is designated as an Incentive Stock Option.

(b)

Eligibility. Award may be granted to employees, directors and eligible consultants of the Company or a Subsidiary. An eligible consultant means any person who is engaged by the Company or a Subsidiary to render consulting or advisory services and is compensated for such services.

(c)	Maximum Term of Options. No Option will be exercisable after the expiration of ten (10) years from the date of its grant, or such shorter period specified in the grant notice.

(d)

Exercise Price. Subject to the provisions of Section 4(d) below regarding Incentive Stock Options granted to certain major stockholders, the exercise price of each Option will be not less than one hundred percent (100%) of the Fair Market Value of the Shares subject to the Option on the date the Option is granted.

(e)	Vesting of Options. The vesting provisions of individual Awards shall be contained in the grant notice.

4.	PROVISIONS APPLICABLE TO INCENTIVE STOCK OPTIONS.

(a)	Eligible Recipients of ISOs. Incentive Stock Options may be granted only to employees of the Company or a Subsidiary.

(b)

Designation of ISO Status. The Board action approving the grant of an Option to a U.S. Participant, and the grant agreement, must specify that the Option is intended to be an Incentive Stock Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option.

(c)

Maximum Shares Issuable On Exercise of ISOs. Subject to the adjustment provisions of section 15 hereof, the maximum aggregate number of Shares that may be issued upon the exercise of Incentive Stock Options is 51,000,000 Shares.

(d)

Limits for 10% Stockholders. A person who owns (or is deemed to own pursuant to Section 424(d) of the Code) Shares possessing more than ten percent (10%) of the total combined voting power of all classes of Shares of the Company or any affiliate, will not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

(e)

No Transfer. As provided by Section 422(b)(5) of the Code, an Incentive Stock Option will not be transferable except by will or by the laws of descent and distribution and will be exercisable during the lifetime of the U.S. Participant only by the U.S. Participant.

(f)

US $100,000 Limit. As provided by Section 422(d) of the Code and applicable regulations thereunder, to the extent that the aggregate Fair Market Value (determined at the time of grant) of Shares with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (under all plans of the Company and any Subsidiary) exceeds US$100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable grant agreement(s).

(g)

Post-Termination Exercise Period. To obtain the U.S. federal income tax advantages associated with an Incentive Stock Option, the U.S. Internal Revenue Code requires that at all times beginning on the date of grant and ending on the day three (3) months before the date of exercise of the Option, the U.S. Participant must be an employee of the Company or a Subsidiary (except in the event of the U.S. Participant’s death or Disability, in which case a 12-month period applies). The Company cannot guarantee that the Option will be treated as an Incentive Stock Option if the U.S. Participant continues to provide services to the Company or a Subsidiary after such U.S. Participant’s employment terminates or if the U.S. Participant otherwise exercises the Option more than three (3) months (or twelve (12) months, as the case may be) after the date his or her employment terminates, or the Option otherwise fails to qualify as an Incentive Stock Option.

5.	TAX MATTERS

(a)

Tax Withholding Requirement. Prior to the delivery of any Shares pursuant to the exercise of an Option or settlement of any Shares in respect of an Award, the Company will have the power and the right to deduct or withhold, or require a U.S. Participant to remit to the Company, an amount sufficient to satisfy U.S. federal, state, local, non-U.S. or other taxes required to be withheld with respect to such Award.

(b)

Withholding Arrangements. The Company may, in its sole discretion, satisfy any U.S. federal, state, local, foreign or other tax withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the U.S. Participant to tender a cash payment; (ii) withholding Shares issued or otherwise issuable to the U.S. Participant in connection with the Award; or (iii) withholding payment from any amounts otherwise payable to the U.S. Participant.

(c)

No Obligation to Notify or Minimize Taxes. The Company will have no duty or obligation to the U.S. Participant to advise such holder as to the time or manner of exercising the Option. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Option or a possible period in which the Option may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the U.S. Participant.

(d)

Section 409A of the Code. Unless otherwise expressly provided for in a grant agreement, the terms applicable to Award granted under the U.S. Addendum will be interpreted to the greatest extent possible in a manner that makes the Award exempt from Section 409A of the Code, and, to the extent not so exempt, that brings the Award into compliance with Section 409A of the Code. Notwithstanding anything to the contrary in the Plan (and unless the grant agreement or other written contract with the U.S. Participant specifically provides otherwise), if the Shares are publicly traded, and if a U.S. Participant of an Award that constitutes “deferred compensation” under Section 409A of the Code is a “specified employee” under Section 409A of the Code, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six (6) months following the date of such U.S. Participant’s “separation from service” or, if earlier, the date of the U.S. Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six (6) month period elapses, with the balance paid thereafter on the original schedule.

6.	SHAREHOLDER APPROVAL OF U.S. ADDENDUM.

An Option granted pursuant to the U.S. Addendum may not be exercised, and other Awards may not be granted, until such time as the Plan and the Annex have been approved by at least a majority of the shareholders of the Company.

7.	TERM, AMENDMENT AND TERMINATION OF THE U.S. ADDENDUM.

The Board may amend, suspend or terminate this U.S. Addendum at any time. Unless terminated sooner by the Board, the U.S. Addendum will terminate automatically upon the earliest of (i) 10 years after adoption of the U.S. Addendum by the Board, (ii) 10 years after approval of the U.S. Addendum by the Company’s shareholders or (iii) the termination of the Plan. No Awards may be granted under the U.S. Addendum while either the Plan or the U.S. Addendum is suspended or after the Plan or the U.S. Addendum is terminated.

If this U.S. Addendum is terminated, the provisions of this U.S. Addendum and any administrative guidelines, and other rules adopted by the Board and in force at the time of suspension or termination of this U.S. Addendum, will continue to apply to any outstanding Awards as long as an Award issued pursuant to the U.S. Addendum remain outstanding.

No amendment, suspension or termination of the U.S. Addendum may materially adversely affect any Awards granted previously to any U.S. Participant without the consent of the U.S. Participant.

Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” and is provided to aid you in your analysis of the financial aspects of the Business Combination, the PIPE Financing and other related transactions, including the combination of the financial information of OACB and Alvotech after giving effect to the Business Combination, the PIPE Financing and other related transactions.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2021 combines the historical balance sheet of OACB with the historical consolidated statement of financial position of Alvotech, giving effect to the Business Combination, the PIPE Financing and other related transactions as if they had been consummated on December 31, 2021.

The following unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2021 combines the historical statement of operations of OACB and the historical consolidated statement of profit or loss of Alvotech, giving effect to the Business Combination, the PIPE Financing and other related transactions as if they had been consummated on January 1, 2021.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination, the PIPE Financing and other related transactions taken place on the dates indicated or if the businesses had always been combined, nor is it indicative of the future consolidated results of operations or financial position of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to change as additional information becomes available and analyses are performed. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the Combined Company.

The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with Alvotech’s and OACB’s financial statements and related notes, as applicable, and the sections titled “Alvotech Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “OACB Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information in the Form F-4 and other financial information incorporated herein by reference.

Description of the Transactions

On June 15, 2022 (the “Closing Date”), TopCo closed the Business Combination with OACB and Alvotech, pursuant to the Business Combination Agreement dated December 7, 2021. The closing of the Business combination resulted in the following transactions:

•

OACB merged with and into TopCo, whereby (i) all of the outstanding OACB Ordinary Shares were exchanged for TopCo Ordinary Shares on a one-for-one basis, pursuant to a share capital increase of TopCo and (ii) all of the outstanding OACB Warrants ceased to represent a right to acquire OACB Ordinary Shares and now represent a right to be issued one TopCo Ordinary Share, with TopCo as the surviving company in the merger;

•	TopCo redeemed and canceled the initial shares held by the initial sole shareholder of TopCo pursuant to a share capital reduction of TopCo;

•	The legal form of TopCo changed from a simplified joint stock company (société par actions simplifiée) to a public limited liability company (société anonyme) under Luxembourg law; and

•

Alvotech merged with and into TopCo, whereby all outstanding Alvotech Ordinary Shares were exchanged for TopCo Ordinary Shares, pursuant to a share capital increase of TopCo, with TopCo as the surviving company in the merger.

On June 15, 2022, immediately prior to the closing of the Business Combination, the PIPE Financing was closed, pursuant to the subscription agreements, in which subscribers collectively subscribed for 17,493,000 TopCo Ordinary Shares at $10.00 per share for an aggregate subscription price equal to approximately $174.9 million.

In advance of the closing of the Business Combination and in preparation for redemptions of OACB Class A Ordinary Shares as further described below, the Company has secured a Standby Equity Purchase Agreement (“SEPA”) facility from YA II PN, Ltd (“Yorkville”) for up to $150 million. The company also continues to finalize the terms of a debt facility with Sculptor Capital Investments, LLC (“Sculptor”). The debt facility is currently expected to provide TopCo with funding between $75.0 million and $125.0 million. Negotiations remain ongoing, which may impact the final terms of the facility. TopCo’s entry into the facility agreement is, among other conditions precedent, subject to receipt of all necessary approvals and the negotiation and execution of final documentation in a form that is mutually agreeable to all parties involved. There can be no guarantee that these conditions precedent will be satisfied or that the parties will be able to agree on final documentation. The two facilities are intended to replace redemptions by OACB shareholders that occurred as part of the Business Combination.

Accounting for the Business Combination

The Business Combination was accounted for as a capital reorganization. Under this method of accounting, OACB was treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of Alvotech issuing shares at the closing of the Business Combination for the net assets of OACB as of the closing date, accompanied by a recapitalization. The net assets of OACB were stated at historical cost, with no goodwill or other intangible assets recorded.

Alvotech was determined to be the accounting acquirer based on the evaluation of the following facts and circumstances:

•	The former owners of Alvotech hold the largest portion of voting rights in TopCo;

•	Alvotech has the right to appoint a majority of the directors in TopCo;

•	Alvotech’s existing senior management team comprises senior management of TopCo;

•	The operations of Alvotech represent the ongoing operations of TopCo;

•	Alvotech is the larger of the combined entities based on fair value, assets, revenues and profits; and

•	TopCo assumed Alvotech’s headquarters.

The Business Combination is not within the scope of IFRS 3 – Business Combinations, since OACB does not meet the definition of a business. The Business Combination was accounted for within the scope of IFRS 2 – Share-based Payments. As a result, any excess of fair value of TopCo Ordinary Shares issued over the fair value of OACB’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Basis of Pro Forma Presentation

Pursuant to OACB’s existing charter, OACB’s public shareholders were offered the opportunity to redeem, upon closing of the Business Combination, OACB Class A Ordinary Shares held by them for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account. The unaudited pro forma condensed combined financial statements reflect the actual redemption of 24,023,495 shares of OACB Class A Ordinary Shares at $10.00 per share.

The unaudited pro forma condensed combined financial statements do not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The following summarizes the number of Topco Ordinary Shares outstanding immediately after the Closing Date:

Shareholders
	Ownership in Shares	%
Alvotech shareholders(1)	218,930,000	90%
OACB shareholders	976,505	1%
Sponsor(2)	6,250,000	2%
PIPE investors	17,493,000	7%

Total	243,649,505

(1)

Includes 38,330,000 of Seller Earn Out Shares. Refer to tickmark (N) in the transaction accounting adjustments section for additional details. Excludes the TopCo Ordinary Shares issued for the settlement of the SARs. Refer to tickmark (I) in the transaction accounting adjustments section for additional details.

(2)	Includes 1,250,000 of Sponsor Earn Out Shares. Refer to tickmark (O) in the transaction accounting adjustments section for additional details.

Unaudited Pro Forma Condensed Combined Statement of Financial Position

As of December 31, 2021

(In thousands)

	As of December 31, 2021
	Alvotech (IFRS, Historical)	OACB (US GAAP, Historical)	IFRS conversion and presentation alignment (Note 3)	Transaction Accounting Adjustments		Pro Forma Combined
Non-current assets
Property, plant and equipment, net	$78,530	$—	$—	$—		$78,530
Right-of-use assets	126,801	—	—	—		126,801
Goodwill	12,367	—	—	—		12,367
Other intangible assets	21,509	—	—	—		21,509
Contract assets	1,479	—	—	—		1,479
Investment in joint venture	55,307	—	—	—		55,307
Other long-term assets	1,663	—	—	—		1,663
Restricted cash	10,087	—	—	14,913	Q	25,000
Deferred tax assets	170,418	—	—	—		170,418
Investments held in Trust Account	—	250,034	—	(240,235)	A	—
				(9,799)	B

Total non-current assets	478,161	250,034	—	(235,121)		493,074

Current assets
Inventories	39,058	—	—	—		39,058
Trade receivables	29,396	—	—	—		29,396
Contract assets	17,959	—	—	—		17,959
Other receivables	14,736	—	100	—		14,836
Receivables from related parties	1,111	—	—	—		1,111
Cash and cash equivalents	17,556	587	—	9,799	B	252,699
				174,930	C
				(5,930)	D
				(37,830)	E
				50,000	F
				40,000	G
				20,000	H
				(1,500)	I
				(14,913)	Q
Prepaid expenses	—	100	(100)	—		—

Total current assets	119,816	687	—	234,556		355,059

Total assets	$597,977	$250,721	$—	$(565)		$848,133

Commitments and contingencies
Class A ordinary shares subject to possible redemption	$—	$250,000	$(250,000)	$—		$—
Equity						—
Share capital	135	—	—	175	C	2,026
				35	I
				10	J
				1,671	K
Share premium	1,000,118	—	—	174,755	C	1,029,379
				2,920	D
				(5,560)	E
				30,267	I
				9,756	J
				(1,671)	K
				(31,869)	L
				87,263	M
				(227,500)	N
				(9,100)	O
Class A ordinary shares	—	—	—	—		—
Class B ordinary shares	—	1	—	(1)	J	—
Translation reserve	4,669	—	—	—		4,669

	As of December 31, 2021
	Alvotech (IFRS, Historical)	OACB (US GAAP, Historical)	IFRS conversion and presentation alignment (Note 3)	Transaction Accounting Adjustments		Pro Forma Combined
Additional paid-in capital	—	—	—	—		—
Accumulated deficit	(1,140,534)	(25,079)	—	(25,078)	E	(1,249,201)
				4,211	I
				31,869	L
				(87,263)	M
				(2,327)	P
				(5,000)	Q

Total equity	(135,612)	(25,078)	—	(52,437)		(213,127)

Non-current liabilities
Borrowings	398,140	—	—	—		398,140
Derivative financial liabilities	—	—	11,571	227,500	N	248,171
				9,100	O
Other long-term liability to related party	7,440	—	—	—		7,440
Lease liabilities	114,845	—	—	—		114,845
Long-term incentive plan	56,334	—	—	(36,013)	I	20,321
Contract liabilities	44,844	—	—	—		44,844
Deferred tax liability	150	—	—	—		150
Deferred legal fees	—	100	—	(100)	D	—
Deferred underwriting commissions	—	8,750	—	(8,750)	D	—
Derivative warrant liabilities	—	11,571	(11,571)	—		—
Class A ordinary shares subject to redemption	—	—	250,000	(240,235)	A	—
				(9,765)	J

Total non-current liabilities	621,753	20,421	250,000	(58,263)		833,911

Current liabilities
Trade and other payables	28,587	—	233	(1,860)	E	26,960
Lease liabilities	7,295	—	—	—		7,295
Current maturities of borrowings	2,771	—	—	—		2,771
Liabilities to related parties	638	—	360	50,000	F	110,998
				40,000	G
				20,000	H
Contract liabilities	29,692	—	—	—		29,692
Taxes payable	841	—	—	—		841
Other current liabilities	42,012	—	4,785	(5,332)	E	48,792
		—		2,327	P
				5,000	Q
Accounts payable	—	233	(233)	—		—
Accrued expenses	—	4,785	(4,785)	—		—
Accrued expenses-related party	—	241	(241)	—		—
Advance from related party	—	119	(119)	—		—

Total current liabilities	111,836	5,378	—	110,135		227,349

Total liabilities	733,589	25,799	250,000	51,872		1,061,260

Total equity and liabilities	$597,977	$250,721	$—	$(565)		$848,133

Unaudited Pro Forma Condensed Combined Statement of Profit or Loss

For the Year Ended December 31, 2021

(In thousands, except per share data)

	Year Ended December 31, 2021	Year Ended December 31, 2021
	Alvotech (IFRS, Historical)	OACB (US GAAP, Historical)	IFRS conversion and presentation alignment (Note 3)	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$36,772	$—	$—	$—		$36,772
Other income	2,912	—	—	4,723	T	7,635
Research and development expenses	(191,006)	—	—	—		(191,006)
General and administrative expenses	(84,134)	(5,862)	—	(25,078)	R	(202,849)
				(87,263)	S
				(512)	T

Operating loss	(235,456)	(5,862)	—	(108,130)		(349,448)
Share of net loss of joint venture	(2,418)	—	—	—		(2,418)
Finance income	51,568	—	9,854	(52)	U	61,370
Finance costs	(117,361)	—	—	40,215	V	(74,130)
				(2,327)	W
				10,343	X
				(5,000)	Y
Exchange rate differences	2,681	—	—	—		2,681
Gain on extinguishment of financial liabilities	151,788	—	—	—		151,788
Unrealized gain on investments held in Trust Account	—	52	(52)	—		—
Change in fair value of derivative warrant liabilities	—	9,802	(9,802)	—		—

Non-operating profit	86,258	9,854	—	43,179		139,291

(Loss) / profit before taxes	(149,198)	3,992	—	(64,951)		(210,157)
Income tax credit	47,694	—	—	—		47,694

(Loss) / profit for the year	$(101,504)	$3,992	$—	$(64,951)		$(162,463)

Basic and diluted net loss per share - basic and diluted	$(12.29)
Basic and diluted net income per share, Class A Ordinary Shares		$0.13
Basic and diluted net income per share, Class B Ordinary Shares		$0.13
Pro Forma weighted average ordinary shares outstanding - basic and diluted						204,069,505
Pro Forma net loss per share - basic and diluted						$(0.67)

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of the presentation

The unaudited pro forma condensed combined statement of financial position as of December 31, 2021, assumes that the Business Combination, the PIPE Financing and other related transactions occurred on December 31, 2021. The unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2021, presents the pro forma effect of the Business Combination, the PIPE Financing and other related transactions as if they had been completed on January 1, 2021. This period is presented on the basis that Alvotech is the accounting acquirer.

The historical financial information of Alvotech was derived from Alvotech’s consolidated financial statements as of and for the year ended December 31, 2021, included in the Form F-4 and incorporated herein by reference. The historical financial information of OACB was derived from OACB’s financial statements as of and for the year ended December 31, 2021, included in the Form F-4 and incorporated herein by reference. This information should be read together with Alvotech’s and OACB’s financial statements and related notes, as applicable, and the sections titled “Alvotech’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “OACB’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information in the Form F-4 and other financial information incorporated herein by reference.

Alvotech’s historical consolidated financial statements are prepared in accordance with IFRS. The historical financial statements of OACB were prepared in accordance with U.S. GAAP and, for purposes of the unaudited pro forma financial information, have been converted to IFRS on a basis consistent with the accounting policies and presentation adopted by Alvotech.

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, No. 33-10786. Release No. 33-10786 replaces the existing pro forma adjustment criteria and simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”). OACB and Alvotech have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of TopCo upon consummation of the Business Combination, the PIPE Financing and other related transactions. The pro forma adjustments reflecting the consummation of the Business Combination, the PIPE Financing and other related transactions are based on certain currently available information and certain assumptions and methodologies that Alvotech believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. Alvotech management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination, the PIPE Financing and related transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial statements do not include any adjustments for new equity incentive plans since no grants have been approved under such plans. Compensation expense and the associated liabilities pursuant to Alvotech’s long-term incentive plans are included within Alvotech’s historical financial results, and pro forma adjustments have been made related to the settlement of certain long-term incentive plans as further described below.

The unaudited pro forma condensed combined financial statements do not include any adjustments for the potential debt facility with Sculptor since definitive documentation has not been executed and there have been no drawings by TopCo as of the Closing. Similarly, the unaudited pro forma condensed combined financial statements do not include any adjustments for the Yorkville SEPA Facility since no issuances of TopCo Ordinary Shares were made pursuant to this facility as of the Closing.

2. Conversion and Reclassification of OACB’s Financial Statements

The historical financial information of OACB has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information. The only adjustment required to convert OACB’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information was to reclassify OACB Class A Ordinary Shares subject to redemption to non-current financial liabilities under IFRS 2.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align OACB’s historical financial information in accordance with the presentation of Alvotech’s historical financial information.

3. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2021

The Transaction Accounting Adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

A.

Reflects the actual redemption of 24,023,495 OACB Class A Ordinary Shares at a redemption price of $10.00 per share for aggregate redemption payments of $240.2 million from investments held in the Trust Account.

B.

Reflects the liquidation and reclassification of $9.8 million of investments held in the Trust Account to cash and cash equivalents, after recording actual redemptions of OACB Class A Ordinary Shares as discussed in (A) above.

C.	Represents the proceeds of approximately $174.9 million from the issuance and sale of 17,493,000 shares of TopCo Ordinary Shares at $10.00 per share pursuant to the terms of the PIPE Financing.

D.

Reflects the settlement of deferred underwriting commissions and deferred legal fees, both of which are OACB liabilities to be paid by TopCo upon the closing of the Business Combination. The liabilities were settled for $5.9 million, resulting in a $2.9 million increase in share premium.

E.

Represents the transaction costs incurred by OACB and Alvotech of approximately $16.8 million and $30.7 million, respectively, for advisory, banking, printing, legal, and accounting fees incurred as part of the Business Combination.

For the OACB transaction costs, $4.2 million of these fees have been accrued and $0.2 million have been paid as of the pro forma balance sheet date. $5.6 million represent equity issuance costs capitalized in share premium related to the PIPE Financing. The remaining amount of $6.8 million is reflected as an adjustment to accumulated deficit and is reflected in the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2021 as discussed in (R) below. The OACB estimated transaction costs excludes the deferred underwriting commissions included in (D) above.

For the Alvotech transaction costs, $3.0 million of these fees have been accrued and $9.4 million have been paid as of the pro forma balance sheet date. The remaining amount of $18.3 million is included as an adjustment to accumulated deficit and is reflected in the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2021 as discussed in (R) below.

F.	Represents the $50.0 million of funding provided by Alvogen and Aztiq in the form of an interest-free advance which is due 30 days after the Closing Date.

G.

Represents the $40.0 million of funding available under the Alvogen Bridge Loan, bearing an interest rate of 10% per annum. The loan is drawable in two separate installments of $20.0 million each. Each drawdown is subject to Alvogen approval. Repayment by Alvotech of amounts drawn under the Alvogen Bridge Loan is due within 30 days of the Closing Date.

H.

Represents the $20.0 million of funding provided by Alvogen pursuant to a loan agreement entered into on June 1, 2022. The loan bears an interest rate of 10% per annum and is due within 30 days of the Closing Date.

I.

Represents the settlement of the share appreciation rights (“SARs”) previously awarded to certain current and former employees of Alvotech in connection with the closing of the Business Combination, as follows:

•	two former employees will receive a fixed number of TopCo Ordinary Shares to be issued one year after the Closing;

•	one former employee will receive a cash payment at Closing;

•	one current employee can elect to receive a cash payment or a fixed number of TopCo Ordinary Shares to be issued one year after the Closing.

In accordance with IFRS 2, the transactions with the two former employees that will receive a fixed number of TopCo Ordinary Shares were accounted for as a modification of a share-based payment transaction that changes the award’s classification from cash-settled to equity-settled. The settlement with the former employee that received a cash payment at Closing is presented as a decrease in both the long-term incentive plan liability and cash and cash equivalents in the unaudited pro forma condensed combined statement of financial position. The obligation for the current employee that may receive either a cash payment or a fixed number of TopCo Ordinary Shares continues to be presented as liability on the unaudited pro forma condensed combined statement of financial position.

The transactions resulted in a $36.0 million decrease in the long-term incentive plan liability, and subsequent $1.5 million decrease in cash, a $30.3 million increase in equity and a $4.2 million decrease in accumulated deficit as a result of settling the SARs with these current and former employees. Refer to (T) below for the impact of these transactions to the unaudited pro forma condensed combined statement of profit or loss.

J.	Represents the exchange of 976,505 OACB Class A Ordinary Shares and 5,000,000 OACB Class B Ordinary Shares into 5,976,505 TopCo Ordinary Shares.

K.

Represents the exchange of 13,386,098 Alvotech Class A Ordinary Shares and 95,701 Alvotech Class B Shares into 180,600,000 TopCo Ordinary Shares and 38,330,000 Seller Earn Out Shares as described in (N) below.

L.	Represents the elimination of OACB’s historical accumulated deficit after recording the transaction costs to be incurred by OACB as described in (E) above.

M.

Represents the expense recognized, in accordance with IFRS 2, for the excess of the fair value of TopCo Ordinary Shares issued and the fair value of OACB’s identifiable net liabilities at the date of the Business Combination, resulting in a $87.3 million increase to accumulated deficit. The fair value of shares issued was estimated based on a market price of $9.38 per share (as of June 15, 2022). The fair value of shares issued includes the shares to be issued under the Sponsor Letter Agreement, which includes shares to be issued to the Initial Shareholders of OACB if future volume-weighted average price targets of TopCo Ordinary Shares are met in a specified time period.

	Shares	(in 000s)
OACB Shareholders
Class A shareholders	976,505
Class B shareholders	5,000,000
Sponsor Earn Out Shares	1,250,000

Total TopCo Shares issued to OACB shareholders	7,226,505
Fair value of Shares issued to OACB as of June 15, 2022		$56,060
Fair Value of Sponsor Earn Out Shares issued to OACB as of June 15, 2022		9,100

Estimated market value		65,160
Net assets of OACB as of December 31, 2021		224,922
Less: OACB transaction costs		(6,790)
Less: Effect of redemption of 24,023,495 OACB Class A Ordinary Shares		(240,235)

Adjusted net liabilities of OACB as of December 31, 2021		(22,103)

Difference - being IFRS 2 charge for listing services		$87,263

N.

Represents 38,330,000 TopCo Ordinary Shares to be issued to the Alvotech Shareholders (the “Seller Earn Out Shares”) at the Second Merger Effective Time. One half of the Seller Earn Out Shares will vest if, at any time during the five years following the closing of the Business Combination, the TopCo Ordinary Share price is at or above a volume weighted average price (“VWAP”) of $15.00 per share for any ten trading days within any twenty trading day period, with the other half vesting at a VWAP of $20.00 per share for any ten trading days within any twenty trading day period. The Seller Earn Out Shares are accounted for as liabilities in accordance with IAS 32 and will be subject to ongoing mark-to-market adjustments through the statement of profit or loss.

O.

Represents 1,250,000 TopCo Ordinary Shares issued to the Sponsor (the “Sponsor Earn Out Shares”) at the First Merger Effective Time. One half of the Sponsor Earn Out Shares will vest if, at any time during the five years following the closing of the Business Combination, the TopCo Ordinary Share price is at or above a VWAP of $12.50 per share for any ten trading days within any twenty trading day period, with the other half vesting at a VWAP of $15.00 per share. The Sponsor Earn Out Shares are accounted for as liabilities in accordance with IAS 32 and will be subject to ongoing mark-to-market adjustments through the statement of profit or loss.

P.

Reflects the accrual of waiver fees to be paid by TopCo to certain bondholders who waived their right to exercise an option whereby Alvogen, a related party, would be required to purchase their interest in the Company.

Q.	Reflects the following transactions in connection with the amended bond agreement:

•	the reclassification of $14.9 million of cash to restricted cash due to Alvotech’s requirement to maintain a minimum of $25.0 million of restricted cash in a separate liquidity account; and

•	the recognition of a $5.0 million consenting fee payable to the bondholders.

4. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Profit or Loss for the Year Ended December 31, 2021

The Transaction Accounting Adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

R.	To reflect the recognition of transaction costs, as described in (E) above, during the year ended December 31, 2021. These costs are a nonrecurring item.

S.

Represents $87.3 million of expense recognized in accordance with IFRS 2, for the difference between the fair value of TopCo Ordinary Shares issued and the fair value of OACB’s identifiable net liabilities, as described in (M) above. This cost is a nonrecurring item.

T.

Represents the recognition of $0.5 million of general and administrative expense related to the remeasurement of the SAR liabilities at the modification date and $4.7 million in other income related to the gain on the extinguishment of the SAR liabilities from the transactions described in (I) above.

U.	To eliminate interest income earned on funds in the Trust Account that were released upon closing of the Business Combination.

V.

Reflects the elimination of $40.2 million of finance costs recognized during the year ended December 31, 2021 for interest expense associated with Alvotech’s convertible shareholder loans, which were converted into Alvotech Class A Ordinary Shares or otherwise extinguished in connection with the BCA Framework Agreement entered into among Alvotech Shareholders, Alvotech, TopCo and Floki Holdings S.à r.l. Any conversion rights and warrant rights that remained unexercised at the date of the Business Combination would have been forfeited by the holders of these derivative financial liabilities.

W.	Reflects the finance costs recognized for the accrual of waiver fees as described in (P) above. These costs are a nonrecurring item.

X.

Reflects the difference in finance costs on the outstanding bonds, resulting from the closing of the Business Combination. In accordance with the terms of the outstanding bonds, the interest rate decreased from 15% to 10% following the closing of the Business Combination.

Y.	Reflects the recognition of the consenting fee payable to the bondholders as described in (Q) above.

5. Pro Forma Loss per Share

The pro forma loss per share is calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, PIPE Financing and related transactions, assuming the shares were outstanding since January 1, 2021. As the Business Combination, PIPE Financing and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented.

The holders of the Sponsor Earn Out Shares and Seller Earn Out Shares are entitled to the same voting and dividend rights generally granted to holders of TopCo Ordinary Shares. Therefore, the Sponsor Earn Out Shares and Seller Earn Out Shares are determined to be participating securities at issuance, and are included in the calculation of pro forma loss per share for the year ended December 31, 2021. The employees that will or may be issued TopCo Ordinary Shares as described in (I) above are not entitled to such rights during the period in which the shares have not been issued; therefore, such TopCo Ordinary Shares are not included in the calculation of pro forma loss per share for the year ended December 31, 2021.

For the year ended December 31, 2021

(in thousands, except share and per share data)

Shares
Pro forma loss (1)	$(136,071)
Weighted average shares outstanding - basic and diluted	204,069,505
Pro forma loss per share - basic and diluted	$(0.67)
Weighted average shares outstanding - basic and diluted
Alvotech shareholders	180,600,000
OACB shareholders	5,976,505
PIPE investors	17,493,000

Total	204,069,505

(1)

Holders of the Seller Earn Out and Sponsor Earn Out Shares are entitled to the voting and dividend rights generally granted to holders of TopCo Ordinary Shares. As such, these shares are considered to be participating securities. Accordingly, the pro forma income is adjusted for the income attributable to these unvested shares, which are not included in the weighted average shares outstanding.

Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Report on Form 20-F of our report dated March 24, 2022, relating to the financial statements of Alvotech Holdings S.A.. We also consent to the reference to us under the heading “Experts” in such Report.

/s/ Deloitte ehf.

Kópavogur, Iceland

June 22, 2022

Exhibit 15.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Report on Form 20-F of our report dated March 30, 2022, relating to the financial statements of Oaktree Acquisition Corp. II. We also consent to the reference to us under the heading “Experts” in such Report.

/s/ WithumSmith+Brown, PC

New York, New York

June 22, 2022